FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

A N N U A L R E P O R T O P E R A T I O N S R E V I E W

ENDESA ON THE SPANISH STOCK MARKET (CONTINUOUS MARKET) ELE ENDESA ON THE NEW YORK STOCK EXCHANGE (NYSE) ELE ENDESA ON THE SANTIAGO DE CHILE OFFSHORE EXCHANGE ENDESPAN ENDESA WAS INCORPORATED IN 1944 AS EMPRESA NACIONAL DE ELECTRICIDAD, S.A. AT THE GENERAL SHAREHOLDERS’ MEETING HELD ON 25 JUNE 1997 ITS NAME WAS CHANGED TO ENDESA, S.A. ENDESA, S.A. IS REGISTERED IN VOLUME 323, SHEET 1, PAGE 6,045, OF THE MADRID TRADE AND COMPANIES REGISTER. ITS REGISTERED OFFICE AND HEADQUARTERS ARE AT RIBERA DEL LOIRA, 60, 28042 MADRID AND ITS CORPORATE TAX IDENTIFICATION NUMBER (NIF) IS A-28023430. AT 31 DECEMBER 2006, THE COMPANY HAD CAPITAL STOCK OF EURO 1,270,502,540.40, REPRESENTED BY 1,058,752,117 SHARES, EACH WITH A PAR VALUE OF EURO 1.20. ITS SHARES ARE LISTED ON THE SPANISH STOCK EXCHANGES, THE NEW YORK STOCK EXCHANGE IN THE FORM OF AMERICAN DEPOSITARY RECEIPTS (ADRS) AND ON THE SANTIAGO DE CHILE OFFSHORE EXCHANGE. ENDESA’S MAIN BUSINESS ACTIVITY IS THE GENERATION, TRANSMISSION, DISTRIBUTION AND SUPPLY OF ELECTRICITY. IT IS ALSO A MAJOR OPERATOR IN THE IBERIAN NATURAL GAS MARKET AND CARRIES OUT OTHER SERVICES THAT ADD VALUE TO ITS CORE BUSINESS. AT 31 DECEMBER 2006 ITS TOTAL ASSETS WERE EURO 54,088 MILLION. ENDESA IS THE LEADING SPANISH ELECTRIC UTILITY, ONE OF THE FIVE LARGEST ELECTRIC UTILITIES IN EUROPE AND THE BIGGEST PRIVATE ELECTRICITY MULTINATIONAL IN LATIN AMERICA. IT OPERATES IN THE ELECTRICITY MARKETS OF 15 COUNTRIES SPANNING THREE CONTINENTS. IN 2006 THE COMPANY REPORTED NET INCOME OF EURO 2,969 MILLION, EBITDA OF EURO 7,139 MILLION, EBIT OF EURO 5,239 MILLION AND TOTAL REVENUES OF EURO 20,580 MILLION. AT THE END OF 2006, THE COMPANY EMPLOYED 26,758 PEOPLE, 12,666 IN SPAIN AND PORTUGAL, 2,130 ELSEWHERE IN EUROPE AND 11,962 IN LATIN AMERICA.

endesa06VISION, MISSION AND VALUES 2 KEY FIGURES 4LETTER TO SHAREHOLDERS 8CORPORATE GOVERNANCE 14 GENERAL ECONOMICAND REGULATORY FRAMEWORK 34 2006 RESULTS 48ENDESA’S STRATEGY 78 BUSINESSES 90TECHNOLOGY AND INNOVATION 140 HUMAN RESOURCES 146SUSTAINABLE DEVELOPMENTAND THE ENVIRONMENT 158COMMITMENT TO SOCIETY 166 APPENDICES 181 This publication is a translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

2 Annual Report 2006 VISION, MISSION AND VALUES VISION ENDESA is an energy sector operator and provider of associated services, focused on electricity. A responsible, efficient and competitive multinational company, committed to health, safety and environment. A company ready to compete at global level. MISSION To maximise the value of its shareholders investments. To serve its markets and exceed its customers’ expectations. To contribute to the development of its employees.

Operations Review 3 endesa06 ENDESA’s VALUES People: We work to ensure development opportunities for all Company employees, based on merit and the professional contribution made. Health and Safety: We are firmly committed to occupational health and safety, promoting a culture of risk prevention. Team work: We encourage involvement towards achieving a common goal, sharing information and knowledge. Ethical conduct: We encourage professionalism, moral integrity, loyalty and respect to others. Customer focus: The focus of ENDESA’s efforts is to boost customer satisfaction by providing competitive, high-quality solutions. Innovation: We strive constantly to improve and find innovative solutions to meet the maximum profitability criteria. Focused on results: Our activities are aimed at achieving the objectives of the business project and profitability for our shareholders, endeavouring to exceed expectations. Community and the environment: We have made a social and cultural commitment to the Community and adapt our business strategies to preserve the environment.

FINANCIAL DATA

FINANCIAL DATA

Financial data for 2004, 2005 and 2006 has been prepared under International Financial Reporting Standards (IFRS), while Spanish Generally Accepted Accounting Principles (GAAP) was used for previous years.

BALANCE SHEET DATA (In millions of Euros)

	2002	2003	2004	2005	2006
TOTAL ASSETS	**48,176**	**46,047**	**47,182**	**55,365**	**54,088**
Electricity business in Spain and Portugal	23,885	23,246	24,878	30,204	30,254
Electricity business in Latin America	16,233	14,993	14,284	17,136	16,595
Electricity business in Europe	4,956	5,217	6,198	6,837	7,239
Other businesses	3,102	2,591	1,822	1,188	-
FIXED TANGIBLE ASSETS	**27,741**	**26,962**	**28,910**	**32,313**	**33,714**
Electricity business in Spain and Portugal	15,601	15,381	16,657	18,176	19,758
Electricity business in Latin America	9,286	8,575	8,715	10,565	10,084
Electricity business in Europe	2,349	2,605	3,532	3,572	3,872
Other businesses	505	401	6	-	-
ASSETS OF PARENT COMPANY	**8,043**	**8,801**	**8,728**	**11,590**	**11,291**
Electricity business in Spain and Portugal	4,145	4,767	4,819	5,918	5,936
Electricity business in Latin America	2,098	2,308	2,341	3,164	3,022
Electricity business in Europe	1,443	1,496	1,667	1,979	2,333
Other businesses	357	230	(99)	529	-
MINORITY SHAREHOLDERS' EQUITY	**3,175**	**4,945**	**3,831****	**4,737**	**4,645**
Electricity business in Spain and Portugal	90	1,604*	116	119	44
Electricity business in Latin America	897	2,935	3,077	3,763	3,642
Electricity business in Europe	1,130	355	638	855	959
Other businesses	58	51	-	-	-
FINANCIAL DEBT**	**22,747**	**17,250**	**18,698****	**18,281**	**19,840**
Electricity business in Spain and Portugal	9,394	6,429	9,586	11,461	12,548
Electricity business in Latin America	9,599	6,560	5,350	6,109	5,618
Electricity business in Europe	1,627	2,437	2,123	1,286	1,674
Other businesses	2,127	1,824	1,639	(575)	-

* Includes the Euro 1,500 million in preferred notes issued in March 2003.
** Data as of 01.01.05

4 | Annual Report 2006

endesa06 Operations Review 5 KEY INCOME STATEMENT LINES (In millions of Euros) 2002 2003 2004 2005 2006 OPERATING REVENUES 17,238 16,644 13,665 18,229 20,580 Electricity business in Spain and Portugal 11,075 10,797 6,719 9,274 10,090 Electricity business in Latin America 4,084 3,623 4,357 5,232 6,079 Electricity business in Europe 1,760 2,037 2,576 3,720 4,411 Other businesses 319 187 13 3 - EBIT 3,582 3,144 2,846 4,244 5,239 Electricity business in Spain and Portugal 2,131 1,780 1,432 2,264 2,705 Electricity business in Latin America 1,268 1,071 1,054 1,376 1,688 Electricity business in Europe 150 268 370 618 846 Other businesses 33 25 (10) (14) - INCOME AFTER TAX AND MINORITIES 1,270 1,312 1,253 3,182 2,969 Electricity business in Spain and Portugal 2,026 1,207 888 1,358 1,843 Electricity business in Latin America (281) 84 127 262 462 Electricity business in Europe 21 52 169 425 493 Other businesses (496) (31) 69 1,137 171 EBITDA 5,278 4,750 4,521 6,020 7,139 Electricity business in Spain and Portugal 3,205 2,824 2,472 3,266 3,835 Electricity business in Latin America 1,735 1,484 1,522 1,878 2,188 Electricity business in Europe 263 384 535 887 1,116 Other businesses 75 58 (8) (11) -

MAIN ECONOMIC FLOWS (In millions of Euros) 2002 2003 2004 2005 2006 CASH FLOW FROM OPERATIONS 4,285 3,815 3,418 4,209 4,643 Electricity business in Spain and Portugal 2,537 2,019 1,978 2,669 2,721 Electricity business in Latin America 1,444 1,391 942 1,180 1,218 Electricity business in Europe 179 352 511 586 704 Other businesses 125 53 (13) (226) - TOTAL INVESTMENTS 3,257 2,482 3,449 3,640 4,336 Electricity business in Spain and Portugal 1,497 1,437 2,030 2,660 2,921 Electricity business in Latin America 776 505 522 670 952 Electricity business in Europe 378 382 448 308 463 Other businesses 606 158 449 2 - DIVIDENDS PAID 723 744 782 2,541 1,736** PER SHARE DATA (Euros) 2002 2003 2004 2005 2006 Earnings 1.20 1.24 1.19 3.01 2.80 Dividend 0.68 0.70 0.74 2.40 1.64** Cash flow 4.05 3.60 3.25 4.00 4.40 Shareholders' equity 7.60 8.31 8.11 10.95 10.66 Total shareholder remuneration (32.70) 42.90 18.00 32.80 72.10 P/E ratio (Price/Earnings (x)) 9.29 12.31 14.53 7.38 12.80 DATA PER AMERICAN DEPOSITARY RECEIPTS (ADR) (Dollars)* 2002 2003 2004 2005 2006 Earnings 1.26 1.57 1.61 3.56 3.69 Dividend 0.71 0.80 1.00 2.84 2.16** * At the exchange rate at end of each year. ** Proposal to the 2007 General Shareholders’ Meeting.

6 Annual Report 2006 FINANCIAL DATA OPERATING DATA 2002 2003 2004 2005 2006 WORKFORCE (AT THE END OF EACH YEAR) 26,354 26,777 27,153 27,204 26,758 Electricity business in Spain and Portugal 13,548 13,651 12,889 12,709 12,625 Latin American electricity business 11,166 11,796 11,735 12,317 11,962 Electricity business in Europe 1,168 1,143 2,436 2,153 2,130 Other businesses 472 187 93 25 41 INSTALLED CAPACITY (MW) 40,945 41,836 45,850 45,908 47,113 Spain and Portugal 21,897 22,643 22,503 22,416 23,021 Hydro 5,368 5,367 5,368 5,379 5,362 Classic thermal 11,956 12,598 12,884 12,632 13,089 Nuclear plant 3,632 3,637 3,393 3,397 3,397 Cogeneration and renewables 941 1,041 858 1,007 1,173 Latin America 13,328 13,333 14,053 14,095 14,317 Rest of Europe 5,720 5,860 9,294 9,397 9,775 OUTPUT (GWh)1 151,033 158,081 175,838 185,264 186,411 Spain and Portugal 90,785 93,734 95,679 93,625 88,808 Hydro 7,914 11,548 10,310 7,479 7,571 Classic thermal 53,070 52,947 58,029 61,006 54,372 Nuclear plant 28,391 27,697 25,567 23,020 24,389 Cogeneration and renewables 1,410 1,541 1,773 2,120 2,476 Latin America 42,697 46,480 55,106 57,890 62,028 Rest of Europe 17,551 17,867 25,053 33,749 35,575 SALES (GWh) 152,762 163,640 181,217 203,335 220,299 Spain and Portugal 85,602 92,996 96,731 100,868 109,412 Regulated market 62,805 67,701 65,762 64,095 71,599 Deregulated market2 22,797 25,295 30,969 36,773 37,813 Latin America 47,494 49,526 52,314 55,246 58,281 Rest of Europe 19,666 21,118 32,172 47,221 52,606 CUSTOMERS (THOUSANDS) 20,544 20,960 21,463 21,936 22,701 Spain and Portugal 10,252 10,478 10,577 10,714 11,120 Regulated market3 10,244 10,416 10,023 9,716 10,042 Deregulated market2 8 62 554 998 1,078 Latin America 10,292 10,482 10,886 11,222 11,581 Rest of Europe – – – – – 1 Output for hydroelectric, conventional thermal and nuclear plants in Spain is measured according to the busbar cost. 2 To coincide with economic data for this business we include sales made by Endesa Energía in European countries outside of Spain and Portugal. 3 Tariff customers does not include toll customers.

Operations Review 7 endesa06 Dear shareholder: This annual report is intended to provide you with detailed information on the financial results obtained by ENDESA in 2006, the actions undertaken in each of our businesses and the degree to which we reached the commitments we had announced to our shareholders and to the market as a whole. The overall picture demonstrates that 2006 was one of the best years in ENDESA’s history. The excellent results of the previous year were repeated and some key aspects such as shareholder return were surpassed. All business areas performed well, demonstrating that the Company has one of the most solid and profitable industrial projects in the electricity sector worldwide. ENDESA has achieved these results while at the same time adhering to its ethos of responsibility which is a central feature of its behaviour. It complied with good corporate governance practices in a strict manner and ensured that serving its customers and society as a whole was its primary business obligation. Shareholders’ legitimate interests were defended properly and due attention was paid to employees’ security, health and professional development. The Company has demonstrated its commitment to the communities where it has a presence and to the preservation of the environment. Adherence to these principles led ENDESA to be considered the world’s best electricity company in sustainable development in 2006, according to the Dow Jones Sustainability World index, the most prestigious sustainability index worldwide. In an analysis of the trend marked by the Company’s key financial figures in 2006, one highlight is the net income figure of Euro 2,969 million, just 6.7% less than the 2005 figure which was the highest in ENDESA’s history. It is also important to bear in mind that the 2005 income figure included, among other positive effects from the disposal of non-core assets, a net capital gain of Euro 1,115 million from the sale of our share in the Spanish telecommunications group, Auna. If we were to strip out the capital gains from asset disposal in these two years, 2006 net income would be Euro 2,576 million and represent a 40% increase on 2005, thus proving ENDESA’s ability to achieve high recurrent income. This ability is further confirmed by the behaviour of income statement items which are most indicative of the performance of the business itself. EBITDA was Euro 7,139 million, up 18.6% on the previous year, and EBIT was Euro 5,239 million, an advance of 23.4%. All the Company’s electricity businesses recorded strong net income growth. Net income for the Spain and Portugal business totalled Euro 1,843 million, 35.7% more than in 2005 and provided 65.9% of the profit from the Company’s electricity business activities. The figure for the European business was Euro 493 million, up 16% and providing a 17.6% contribution while net income for the Latin American business totalled Euro 462 million, 76.3% more than in the previous year and contributing 16.5% of the total profit from the electricity businesses. These figures attest to the Company’s ability to obtain positive results in the very different geographical areas in which it operates. Its healthy level of risk diversification is a source of competitive advantage, as is its strongly multinational profile: 34.1 % of the profit from electricity business activities and 46.3% of EBITDA came from activities outside the Iberian market. All in all, the healthy results obtained by the Company in 2006 are firmly based on the operating performance of its businesses. Electricity sales were 220,299 GWh, up 8.3% on 2005, with significant growth in its three business areas and a firm customer base which reached almost 23 million. Total electricity production was 186,411 GWh, up 0.6% on 2005. Strong growth in Europe (5.4%) and Latin America (7.1%) offset the 5.1% decline in Spain and Portugal. A detailed analysis of the key issues marking the performance of each business line in 2006 shows that Spain and Portugal recorded, along with the high net income mentioned previously, EBITDA of Euro 3,835 million, 17.4% more than in 2005 and EBIT of Euro 2,705 million, up 19.5%.

These results were obtained in a year in which significant new regulatory developments occurred in Spain. Firstly, Royal Decree Law 3/2006 was passed in February. This provided for significant changes, including the obligation to settle at a provisional price of Euro 42.35/MWh all sales to the wholesale generation market that match purchases by a distributor belonging to the same business group for sale to the regulated market. However, the Royal Decree Law also indicated that the final price must be set in 2007 by using objective and transparent market prices as a reference. Market prices have been much higher that the provisional price so, once the final price is set, a positive effect will be registered in 2007 accounts. Secondly, the Ministerial Orders which develop the Royal Decree covering the mainland and non-mainland electricity systems were passed in March. These Ministerial Orders set the definite method for calculating generation activity remuneration in these systems and, as a result, the coverage for stranded costs that the companies involved must face. As a result of this, an entry was made in the 2006 accounts relating to stranded costs for the period 2001-2005 for Euro 227 million. Thus, the development of the regulatory framework affecting power generation in these systems has reached its completion. It provides guarantees for obtaining sufficient income to ensure reasonable cost coverage and for responding to changes in fuel prices. Finally, in July, the proposal for the National Allocation Plan for CO2 emission rights for the period 2008-2012 was revealed. Its content, together with ENDESA’s portfolio of carbon credits, guarantees that the Company’s generation assets will operate on a efficient and competitive basis and furthermore that it is fully compatible with the targets contained in its Strategic Plan. Meanwhile, ENDESA was confirmed as the leading company in Spain’s electricity sector, with a 38.1% market share in ordinary regime electricity generation, 43.1% in distribution, 55.6% in sales to deregulated customers and 43.6% in sales to end customers. It generated 88,808 GWh in electricity in the Iberian market, 5.1% less than the previous year due to increased rainfall in 2006 and the scheduled maintenance downtime at various electricity units in Spain. Nevertheless, the Company was able to cover 81.2% of its electricity sales in this market, which rose 8.5% to 109,412 GWh, with its own output. The Company’s power generation had a more diversified mix, was more efficient and had a better structure that that of its competitors: 44.5% of hydro and nuclear power vs. 36% for the rest of the sector, while the utilisation rate at thermal plants was 79%, vs. 61% for other companies. This competitive generation mix was bolstered by the addition of 1,187 MW in new capacity: 400 MW from the finalisation of the Cristóbal Colón CCGT in Huelva, 512 MW from various facilities in the mainland and non-mainland systems and 275 MW from new renewable energy facilities. In addition to this, our Company, together with International Power, was awarded a connection point for two 400 MW CCGTs at the Tejo site in Portugal while the Eólicas de Portugal consortium, 30% owned by ENDESA, was awarded 1,200 MW in the wind power tender which also took place in Portugal. Finally, a particularly significant event in the Spanish market last year was the fact that ENDESA set a new record in its quality of supply. The SystemAverage Interruption Duration Index (SAIDI) was 1 hour and 55 minutes for the whole year, which marks a 14% improvement on 2005. This achievement is the result of our Company’s firm commitment to quality of service which has led to a 59% improvement in this measure throughout 2001-2006, thanks to the substantial operating improvements that have been achieved and the Euro 6.5 billion invested in distribution facilities during this time, the largest amount invested by any company in the sector. To conclude this brief summary of the business performance in Spain and Portugal in 2006, it is worth noting that ENDESA reinforced its position as a significant operator in Spain’s natural gas market. It sold 23,697 GWh to 320,000 customers in the endesa06 Operations Review 9 liberalised market while the gas distribution companies in which it holds a share supplied 6,759 GWh to 351,000 consumers in the regulated market. By adding the amount of gas consumed by ENDESA’s generation plants, the Company’s share of the Spanish natural gas market has reached around 12%. In ENDESA’s European business, EBITDA stood at Euro 1,116 million, up 25.8% versus 2005, and EBIT at Euro 846 million, an increase of 36.9%. Operating figures were also excellent with production of 35,575 GWh, which represents 5.4% growth, and sales up 11.4% on 2005 to 52,606 GWh. Infrastructure in this business received a huge boost during the year. In Italy, the repowering programme at Endesa Italia’s thermal plants continued, and the Ostiglia 3 and Tavazzano 6 units were converted to CCGT. Also, Endesa Europa acquired a 58.35% share in Teverola and Ferrara, companies which both own a 170 MW CCGT. The construction of the 800 MW Scandale CCGT remained on-track and substantial progress was made in the field of renewable energies, via the inclusion of five wind farms which are either operational or under construction, totalling 144 MW. Construction work also started at the Livorno gas terminal, in which the Company has a 25.5% share. Turning to France, our generation company Snet which started to operate under the Endesa France name in December, received permission to construct two CCGTs with a total capacity of 800 MW at the Émile Huchet site. It also signed agreements to acquire and reserve two new sites which it could use to locate the facilities which are currently being studied: one in the port of Le Havre, which could be used for a coal-burning plant and another in Lacq where two 400 MW CCGTs could be located. As for renewable energies, in 2006 the company continued to develop the 10 MW Lehaucourt wind farm which came on stream in March 2007 and it received permission to construct five further wind farms with more than 70 MW in combined capacity on various sites. In the supply business, Endesa Europa and the Italian group, Merloni began selling electricity to the Italian retail market through MPE Energia, a 50/50 joint venture. Meanwhile, Endesa Europa Power & Fuel and Ergon Energía, which is half-owned by Endesa Europa, continued to undertake sales activities in Italy. These three electricity-marketing firms sold a total of 14,905 GWh throughout the year. Snet signed several substantial electricity sales contracts in 2006, including those agreed with the multinational Auchan (Alcampo) and SNCF, the French railway company. Our European companies’ healthy results are also reflected in the contribution to ENDESA, as their parent company, via dividend payments. In 2006, Endesa Italia distributed Euro 176 million in dividends charged to 2005 income and at the start of 2007 it agreed to pay a dividend of Euro 216 million against 2006 earnings. In March, Snet approved a Euro 59.7 million dividend against 2005 earnings and in December an interim dividend of Euro 36 million charged against 2006 earnings. In July, the Tahaddart plant in Morocco approved a Euro 6 million payment out of 2005 income. In 2007, the Polish plant Bialystock approved the distribution of the first dividend in its history: Euro 9.1 million against 2006 earnings. On the subject of Poland, Endesa Polska was established in September as an investment vehicle for the Polish market and as a platform for selling to wholesale market customers and for developing energy management business activities. One of the first results came in December 2006 when it won the tender for 20 MW in the Poland-Germany interconnection. Finally, it is worth recalling another significant event concerning our business expansion in Europe which occurred this year. In March, ENDESA signed an agreement with Mytilineos Holding, S.A. to operate in the Greek market via a new joint venture, in which ENDESA has a 50.01% share. The new company, which will have the largest order book of construction and development projects in Greece, with 1,400 MW of thermal energy and 1,000 MW in renewable capacity, will become the largest independent energy operator in the country. 10 Annual Report 2006

LETTER TO SHAREHOLDERS Operations Review 11 endesa06 The Latin American business reported EBITDA of Euro 2,188 million, up 16.5% on the previous year, and EBIT of Euro 1,688 million, an advance of 22.7%. 2006 marked a further step forward in the process towards economic recovery which Latin America has been witnessing in recent years. Growth rates were up, there was more monetary stability and electricity demand experienced robust growth. This prompted electricity sales for ENDESA’s Latin American companies to rise by 5.5% on 2005 to 58,281 GWh while production rose 7.1% to 62,028 GWh. This strong growth, coupled with improvements in operating efficiency and a favourable production mix pushed these companies’ unit margins to record levels. The margin for generation companies stood at 26.2 dollars/MWh, an increase of 24.2%, and the distribution margin stood at 34.6 dollars/MWh, up 7.8%. Elsewhere, further changes are being made to the regulatory frameworks in the countries where these companies operate. Generally speaking, the bulk of these amendments help to improve the competitive environment and provide more stability to the business. Apart from the 10% and 2.9% tariff increases approved by the Brazilian distribution companies, Coelce and Ampla, respectively, the most significant event was the tariff increase which was finally agreed in Argentina following negotiations which began in 2002. In June, our distribution company Edesur and the Argentine government signed a Memorandum of Understanding which provided for a 38% increase in distribution tariffs with effect from November 2005. This agreement was ratified by presidential decree in December 2006. In February 2007, the regulatory body ENRE approved the implementation of this increase. Its positive effects on the distribution company’s results should start to register in the first quarter of this year. This favourable scenario of increasing demand, regulatory progress and wider unit margins provides full justification for the new generation projects that our investee companies are undertaking in the region. In the course of the year, construction work continued in Chile on the 377 MW San Isidro II CCGT, whose 246 MW open cycle came on-stream in the second quarter of 2007, and on the 32 MW Palmucho hydro plant. Construction work also started on two renewable energy plants with total capacity of 27 MW: the Canela wind farm and the Ojos de Agua mini hydro station. Meanwhile, in Peru, construction work was completed on the 457 MW CCGTs at the Ventanilla plant and the deal to purchase the 142 MW Termocartagena plant was finalised. With regards to facilities that are at project stage, the most noteworthy is the incorporation of Centrales Hidroeléctricas de Aysén, a company 51% owned by ENDESA, whose aim is to study the construction of five hydroelectric plants in Chile with total installed capacity of 2,355 MW between 2008 and 2018. Also, the first brick was laid in May at the regasification plant within the liquefied natural gas project that is being carried out at the Quintero site in Chile, in which ENDESA has a 20% share. In July the official opening took place for construction work on the interconnection between six Central American countries under the auspices of the SIEPAC project in which ENDESA has a 12.5% share. The process to simplify this business’s corporate structure also continued throughout 2006. The most significant events were the completion of the merger by absorption of Elesur by Chilectra in Chile, that of Etevensa by Edegel in Peru, as well as the agreement taken by the boards of the Colombian companies Emgesa and Betania to merge the two. In July, International Finance Corporation (IFC), a World Bank Affiliate, acquired 2.7% of Endesa Brasil, the holding company for ENDESA’s Brazilian assets at a price which equates to a USD 1.85 billion capitalisation for this holding. To conclude this overview of the Latin American business, it is important to note two significant financial developments. The first is the improvement in the financial position of Enersis and Endesa Chile. Both companies experienced a substantial rally on the Santiago de Chile stock exchange, gaining 53% and 26%, respectively, while Moody’s and Standard & Poor’s upgraded their ratings for both companies in the course of the year, reinstating their investment-grade rating. The second was that this business continued to generate cash returns for the parent company, totalling Euro 253 million in 2006, on top of the Euro 308 million contributed in 2005. In sum, looking at the key facts and figures for our businesses in 2006, we can safely say that these performed outstandingly during the year, enabling us to amply beat the targets set down in our Strategic Plan for 2005-2009 announced in October 2005. As we have mentioned previously, EBITDA advanced 18.6% which is higher than the annual average of 13% established in the Plan and Euro 209 million above the target set. This increase was across the board: EBITDA in Spain and Portugal came in Euro 85 million ahead of the Company’s 2006 target. In Europe it was Euro 16 million higher Euro 108 million higher in Latin America. At the same time, ENDESA’s financial leverage stood at 124.5% at 31 December 2006, comfortably ahead of the Plan’s target of keeping leverage below 140%. The Strategic Plan expressly states that good results achieved in the various business areas should be passed on to the shareholders via a dividend payment. Each year’s dividend should reflect the increase in profit from ordinary activities and total net capital gains generated by the sale of non-core assets. This commitment was scrupulously fulfilled in 2005 with the proposal of a Euro 2.4 dividend per share and approved by the company’s shareholders at the General Meeting held on 25 February 2006. The payout totalled Euro 2,541 million, the largest dividend ever paid by ENDESA in its history. The Board of Directors plans to meet this commitment in 2006 as well and will propose the payment of a Euro 1.64 per share gross dividend against that year’s results at the next Ordinary Shareholders’ Meeting. This will give a total payout of Euro 1,736 million. If this proposal is approved, during the first two years of its current Strategic Plan ENDESA will have paid a total of Euro 4,277 million in dividends, 43% of the Plan’s target to pay out a total of Euro 9,900 million to shareholders in 2005-2009. In order to complete our analysis of the shareholder return in 2006, in addition to the dividend payments we must bear in mind the significant rise marked by ENDESA’s shares on the stock markets. The stock rose 61.3% on the Spanish equities market, much more than the Ibex 35 which rose only 31.8% placing the company’s market capitalisation at around Euro 38,000 million at year-end 2006. Meanwhile, on the New York Stock Exchange ENDESA’s American Depositary Receipts (ADRs) rose 78.9% to end the year at a record high of US$46.52 compared to the global ADR index’s average rise of just 24.2%. In short, the dividend payment combined with the share’s rises generated a total shareholder return of 72.1% in 2006, the highest in ENDESA’s history. Therefore, in 2006 we beat the targets set down in the Strategic Plan and amply fulfilled its key aims: namely to develop our businesses taking advantage of growth in the markets where we operate and to defend our shareholders’ interests, providing them a high return on their investment. It is important to highlight these accomplishments which have involved everyone who works for the Company as they have been met against the backdrop of various take-over bids launched for the Company. Throughout this process, ENDESA has endeavoured to defend its shareholders’ interests and their right to decide on the Company’s future. Also of paramount importance is our industrial project and the interests of our employees. At the same time, the Company has not only proven its ability to run its businesses normally, but has also obtained excellent results by taking advantage of the opportunities which have arisen in the markets where it operates. It has maintained the highest investment commitment in the Spanish electricity sector and set an example of good corporate governance and sustainable development on a worldwide scale. 12 Annual Report 2006

LETTER TO SHAREHOLDERS endesa06 These criteria, which the Company has had to expound on numerous occasions throughout the take-over process and which have been expressed in strict adherence to the law and corporate bylaws, will be upheld in the future because the interests of our shareholders, customers, employees and suppliers demand it as do the communities in which ENDESA is present. Therefore, in order to assess ENDESA’s current situation, I would like to give thanks to the members of the Board of Directors who have expressed their commitment throughout the year, also the trust and support of our many shareholders, the loyalty shown by our 23 million customers throughout the world and the untiring work of over 26,000 employees who are an example of professionalism and responsibility. Thanks to their generous and invaluable efforts, ENDESA is one of the largest, most valuable, most committed and best-managed electricity companies in the world today. And this must be rightly acknowledged. Rafael Miranda Robredo Manuel Pizarro Moreno Chief Executive Officer Chairman Operations Review 13

CORPORATEGOVERNANCE In 2006, the corporate bodies of ENDESA, S.A. adopted the following resolutions on corporate governance: • On 10 January 2006, the Board of Directors voted unanimously in favour of the following resolution adopted by the Executive Committee of the Board of Directors on 26 December 2005: “To empower the Chief Executive Officer so that he may provide Gas Natural or any third party with access to information that could facilitate the progress of its bid in course or the formulation of any rival bid, all this in the interest of ENDESA shareholders and subject to the most stringent confidentiality standards and prevailing legislation”. • On 16 January 2006, the Board of Directors voted unanimously in favour of the following items: – The Audit and Compliance Committee Report, the Appointments and Compensation Committee’s Annual Report on Directors’ Compensation and the Annual Corporate Governance Report. – To prepare the annual financial statements for 2005, both for the Company and the Consolidated Group and, in consideration of the results obtained, submit to the General Shareholders’ meeting a proposal for a dividend of Euro 2.4 per share payable against 2005 earnings. – To call a General Shareholders’ Meeting for 24 February 2006, at first call, or 25 February 2006, at second call. – To draw up the proposed resolutions to be submitted at the General Shareholders’ Meeting. – To decide on the regulations governing voting rights and proxy voting to be applied at the General Shareholders’ Meeting from moment the meeting call is announced. – To request the presence of a notary from the Madrid Bar Association to take minutes of the meeting. • At its meeting of 24 January 2006, the Board of Directors examined the authorisation process for the takeover bid for ENDESA presented by Gas Natural and resolved to empower the Executive Committee and the CEO with the necessary authority to file an appeal against this operation with the Spanish Council of Ministers should it be considered in breach of the law, always acting in the defence of ENDESA shareholders. – Lastly, the Board of Directors examined and approved the ENDESA Group’s annual budget for 2006 in the terms presented. • On 21 February 2006, the Board of Directors studied the rival bid for the takeover offer launched by Gas Natural for ENDESA, presented that morning by E.ON, and voted unanimously to release the following statement: “With regard to the takeover bid for ENDESA presented today by E.ON and in view of the conditions offered, the Board of Directors has, in the interest of the company and its shareholders, unanimously drawn up the following considerations and preliminary valuation: 1.     Pursuant to current legislation, ENDESA has held talks with companies interested in the takeover process initiated by Gas Natural on 5 September 2005. E.ON was one of these companies. These talks have resulted in no firm commitment from any of the parties involved. 2. The offer made by E.ON, a rival to the bid presented by Gas Natural, is a cash offer which will allow shareholders to clearly assess the price offered and thereby facilitate their decision. 3.     The price offered by E.ON is clearly better than the price offered by Gas Natural, although the Board of Directors believes it still does not adequately reflect ENDESA’s real value. 4.     The Board of Directors values positively the fact that the operation proposed by E.ON will maintain ENDESA’s industrial project intact, envisaging no asset sales. This preliminary valuation should be read without prejudice to the report ENDESA’s Board of Directors is required to issue under article 20.3 of Royal Decree 1197/1991 of 26 July, governing takeover offers, once the CNMV has approved the prospectus presented by E.ON. The Board of Directors reiterates its commitment to the Company’s business project, which includes a strategic plan that ratifies and confirms its growth and earnings expectations.” • The Shareholders’ Meeting held on 25 February 2006, adopted the following resolutions at the proposal of the Board of Directors: CORPORATE GOVERNANCE 14 Annual Report 2006

– To approve the financial statements (balance sheet, statement of income and notes to financial statements) of the Company and its Consolidated Group for the year ended 31 December 2005, as well as the conduct of the Company’s business in that fiscal year. – Appropriation of income and distribution of dividends. – To appoint the current external auditors, Deloitte, S.L., as the auditors of ENDESA, S.A. and of its Consolidated Group for 2006. To engage said audit firm for the external audit of the financial statements of ENDESA, S.A. and of its Consolidated Group for 2006, delegating authority to the Board of Directors, in the broadest terms, to determine the other terms and conditions of its engagement. – To revoke and render void the authority for the derivative acquisition of shares of the Company granted by the Annual Shareholders’ Meeting held on 27 May 2005. To grant new authority for the derivative acquisition of treasury stock, as well as pre-emptive rights of subscription of treasury stock, in accordance with Article 75 of the Corporations Law, on the following conditions: a) Acquisitions may be made by any legally permitted means, directly by ENDESA, S.A. itself, by companies of its Group, or by an interposed person, up to the maximum figure permitted by the Law. b)     Acquisitions shall be made at a minimum price per share of its par value and a maximum price equal to its market price plus an additional 5 percent. c) The term of this authority shall be 18 months. Acquisitions may only be made following the publication of the outcome of the takeover bid made by Gas Natural SDG S.A. for ENDESA S.A.‘s shares, or, if appropriate, from the moment in which the takeover bid is deemed to be invalid for any reason (or if a rival bid is launched), in accordance with applicable securities market legislation. – To delegate to the Board of Directors of the Company the broadest powers to adopt as many resolutions as may be necessary or appropriate for the performance, implementation, effectiveness and success of the resolutions made at the Shareholders’ Meeting. – To empower the Chairman of the Board, Manuel Pizarro Moreno, the Chief Executive Officer, Rafael Miranda Robredo, and the General Secretary and Secretary of the Board, Salvador Montejo Velilla, so that each and any one of them individually may: (i)     carry out such acts, legal businesses, contracts and transactions as may be appropriate in order to register the preceding resolutions with the Mercantile Registry, including, in particular and inter alia, the power to appear before a Notary Public in order to execute the public deeds or notary records which are necessary or appropriate for such a purpose, to publish the pertinent legal notices and formalise any other public or private documents which may be necessary or appropriate for the registration of such resolutions, with the express power to remedy them, without altering their nature, scope or meaning; and (ii) appear before the competent administrative authorities, in particular, the Ministries of Economy and Finance and Industry, Tourism and Commerce, as well as before other authorities, administrations and institutions, especially the Spanish National Securities Market Commission, the Securities Exchange Governing Companies and any other which may be competent in relation to any of the resolutions adopted, in order to carry out the necessary formalities and actions for the most complete implementation and effectiveness thereof. • On 7 March 2006, the Board of Directors agreed unanimously to adopt the following resolutions: – To appoint José María Fernández Cuevas as a member of the Audit and Compliance Committee. He will also remain a member of the Board of Directors’ Executive Committee. – To approve, in accordance with Article 20 of Royal Decree 1197/1991 of 26 July, governing takeover offers, the report prepared by ENDESA’s Board of Directors on the takeover bid submitted by Gas Natural SGG, S.A., which reads as follows: REPORT ISSUED BY ENDESA, S.A's BOARD OF DIRECTORS REGARDING THE TENDER OFFER BY GAS NATURAL SDG, S.A.1 The members of the Board of Directors of ENDESA, S.A. (hereinafter “ENDESA” or the “Company”) present or represented at the meeting held on 7 March 2006, approved by unanimous decision, under Article 20 of Royal Decree 1197/1991 of 26 July regarding tender offer practices, the following report regarding the Tender Offer (hereinafter the “Tender Offer” or “Offer”) by Gas Natural SDG, S.A. (hereinafter “Gas Natural” or the “Offeror”). Items 1 and 2 describe the Board’s position, and the rest, in accordance with the above referenced decree, provide detailed information and opinions affecting each member individually. Operations Review 15 0 endesa06 1 All the Reports issued by ENDESA, S.A.‘s Board of Directors included in this chapter are translations of Reports originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Opinion of the Board of Directors on the Tender Offer made by Gas Natural The Board of Directors strongly recommends that ENDESA, S.A.‘s shareholders reject Gas Natural’s Offer for the following reasons: A. The Offer Price is substantially lower than ENDESA’s value under customary valuation criteria and lower still than ENDESA’s value in a change-of-control transaction such as the Gas Natural Offer, in which a control premium is normally paid. B.     ENDESA on a standalone basis is likely to generate greater value for its shareholders in the short and long term than Gas Natural’s offer. C.     Most of the consideration (65.54%) offered by Gas Natural consists of its ordinary shares, whose current trading price overstates the weak prospects of Gas Natural’s business in the medium and long term. D The proposed combined group’s performance is likely to reflect substantially lower synergies –and substantially higher negative synergies and integration costs– than are currently estimated by Gas Natural. E.     The asset divestments resulting from Gas Natural’s agreement with Iberdrola and the conditions imposed on the transaction by the Spanish Council of Ministers would significantly weaken ENDESA’s and Gas Natural’s existing business while strengthening the proposed combined group’s main competitor, Iberdrola, and creating substantial regulatory risk. F.     Gas Natural’s agreement with Iberdrola does not maximise the value of the assets being sold as it precludes a competitive auction process. G.     The control exercised over Gas Natural by its principal shareholders creates a risk of conduct that may run counter to the interests of ENDESA’s shareholders. H. The Offer Price is substantially lower than a competing all-cash offer announced by E.ON Zwölfte Verwaltungs GmbH (“E.ON”). Reasons The principal reasons for the conclusions and recommendation of the Board of Directors set forth above are as follows: A. The Offer Price is substantially lower than ENDESA’s value under customary valuation criteria and lower still than ENDESA’s value in a change-of-control transaction such as the Gas Natural Offer, in which a control premium is normally paid. • ENDESA’s closing price was Euro 27.45 on 6 March 2006, the day prior to the issue of this report, reflecting the market’s perception of ENDESA’s strong fundamentals as well as market trends in the electricity sector. • The closing price of ENDESA’s ordinary shares on 6 March 2006 was 27% higher than the Offer Price. • The implied value of ENDESA’s ordinary shares on 6 March 2006 based on the average of the current trading multiples of other Iberian utility companies is 52% higher than the Offer Price. The Offer Price reflects an EV/EBITDAmultiple of 8.5 x in 2005, clearly lower than the average multiple of 10.5 x for Unión Fenosa, Iberdrola and EDP. • ENDESA’s shareholders are entitled to receive a premium for their shares in a change-of-control transaction (“control premium”) such as the Gas Natural Offer in accordance with market practice. However, the Offer Price does not include any control premium. B. ENDESA on a standalone basis is likely to generate greater value for its shareholders in the short and long term than Gas Natural’s offer. • ENDESA’s strategic plan sets forth clear, attainable objectives through to 2009 based on the company’s strong economic and financial fundamentals, with a focus on returning cash to shareholders, achieving strong organic growth, implementing an efficiency plan and divesting non-core assets, which together provide a platform for long-term value creation for shareholders. The Company’s key financial targets to 2009 include: – Annual average EBITDA growth of 10-11% and annual net income growth of above 12%. – An efficiency plan envisaging EBITDA savings of of Euro 525 million by 2009. CORPORATE GOVERNANCE 16 Annual Report 2006

– The disposal of non-core assets in excess of Euro 4 billion. – Annual dividend growth from ordinary activities of at least 12%, and 100% payout of net capital gains on disposals of non-core assets, with a commitment to return to shareholders more than Euro 7 billion in dividends from 2005 to 2009. – The implementation of a Euro 14.6 billion investment plan during the same period based on organic growth while maintaining a leverage ratio below 1.4 (calculated by dividing total net debt by total equity, including minority interests). • ENDESA’s performance in 2005 demostrates the feasibility of the 2009 targets presented in the Company’s Strategic Plan for 2005 to 2009. – 33% growth in EBITDA in 2005 and 154% in net income. – 34% (Euro 181 million) of efficiency plan targets for 2009 met in 2005. – Non-core asset disposals in excess of Euro 3 billion in 2005, of which over Euro 2.6 billion resulted from the sale of Auna, delivering 75% of the Company’s committed disposals. – Dividend of over Euro 2.5 billion already approved by shareholders against 2005 earnings, delivering 35% of the Company’s commitment on dividends. – A sound financial position, evidenced by a leverage ratio of 1.1 at 31 December 2005. C.     Most of the consideration (65.54%) offered by Gas Natural consists of ordinary shares, whose current trading price overstates the weak prospects of Gas Natural’s business in the medium and long term. • According to the figures furnished by Gas Natural, its share of the liberalised gas supply market has declined from 80% to 48% in just four years. This decline in market share is expected to continue in view of trends seen in other liberalised markets. • Gas Natural’s gas distribution business in Spain has generated unsustainable returns as compared with those of its peer companies in other European countries. As a result, Gas Natural’s returns for this business may face significant regulatory risk in the future. • Gas Natural has no gas production of its own, and its joint venture with Repsol has been weakened by Repsol’s recent write-down of reserves. • Gas Natural’s earnings growth has historically depended on income consolidation and capital gains from its investment in Enagas, which Gas Natural would be required to reduce as a result of this Transaction from 9.9% to one percent. Excluding the impact of Enagas, it is estimated that Gas Natural’s net income would have totaled approximately Euro 471 million in 2005 compared to Euro 442 million in 2004, demonstrating annual growth of 6.5% compared to Gas Natural’s reported annual growth rate of 16.7% and its average target annual growth rate of 10%. • Gas Natural’s shares are substantially less liquid than ENDESA’s, with an average daily trading volume of Euro 22 million in 2005 prior to the announcement of the Gas Natural Offer, compared to Euro 193 million for ENDESA. As a result of this illiquidity, Gas Natural’s share price may not reflect the market’s views about the company’s performance as accurately as would be the case with a more liquid stock. This concern is underscored by the fact that, as of the trading day prior to the announcement of the Gas Natural Offer, Gas Natural’s share price was overvalued by more than 10% relative to the average target price estimated for Gas Natural by research analysts. • Gas Natural is proposing to issue up to 602,429,955 new ordinary shares to ENDESA shareholders, which is 4.8x Gas Natural’s current free float. As a result of this capital increase, the price of Gas Natural share price could vary substantially, affecting the value of the consideration, as Gas Natural itself has disclosed its prospectus: “The market value of Gas Natural shares offered as consideration in the Offer may decrease as a result of their stock market performance.” • In the event Repsol sells its 30.8% stake in Gas Natural, Gas Natural’s share price is likely to be adversely affected by the large number of shares made available for sale in the market. D.     The combined group’s performance is likely to reflect substantially lower synergies –and substantially higher negative synergies and integration costs– than are currently estimated by Gas Natural. Operations Review 17 endesa06

• Gas Natural’s forecast pre-tax synergies of Euro 350 million per year by 2008 are overstated. ENDESA estimates that, prior to the divestments that are required by the Spanish Council of Ministers or planned by Gas Natural, the maximum amount of synergies achievable would be in the range of Euro 80 million to Euro 140 million, and that, after the required divestments, any potential synergies would be even lower. • ENDESA estimates that the combined Group’s cost structure will increase by more than Euro 200 million per year as a result of negative integration synergies that Gas Natural has ignored, including the adoption of a territorial corporate structure that has proved ineffective in the past. This figure does not include additional negative synergies from asset disposals and non quantified regulatory risk. In addition, ENDESA estimates that integration costs from the transaction would amount to more than Euro 600 million as compared to Gas Natural’s estimate of Euro 243 million. • ENDESA’s concerns about the combined Group’s profitability are heightened by the absence of any adequately supported financial targets or forecasts for the proposed new company, as is evident from the Gas Natural Prospectus. As a result, neither ENDESA nor its shareholders have the necessary information with which to assess the combined Group’s ability to create value for shareholders in the future. • ENDESA is concerned that Gas Natural’s management does not have the experience needed to integrate or manage a company of the new Group’s scale and complexity. The largest company acquired by Gas Natural in the past five years had an enterprise value of Euro 272 million, which is 207 times smaller than ENDESA’s enterprise value of Euro 56.353 billion as of the date prior to the issue of this report. ENDESA believes that the challenges for Gas Natural’s management of running the proposed combined Group and executing the integration and divestments required create a very substantial risk of value destruction for shareholders. E. The asset divestments resulting from Gas Natural’s agreement with Iberdrola and the conditions imposed on the transaction by the Spanish Council of Ministers would significantly weaken ENDESA’s and Gas Natural’s joint business while strengthening that of its main competitor, Iberdrola, and creating substantial regulatory risk. • The asset portfolio of the combined Group after the required divestments would be less attractive than ENDESA’s current portfolio and offer fewer opportunities to create sustainable value for shareholders, due to the following reasons (among others): – The new combined Group would be forced to sell more than Euro 10 billion of assets in key markets such as Spain, Italy, France and Poland, including the sale of 11,632 MW of assets in operation and 1,200 MW in the pipeline. – The new combined Group’s estimated share of the electricity generation market in Spain would fall to 30% compared to ENDESA’s current share of 39%, while Iberdrola’s estimated share of the electricity generation market would rise to 36% from 27%, handing ENDESA’s market leadership to the new Group’s main competitor as recognised by Gas Natural. Moreover, the new Group’s production would cover a much smaller portion of the company’s supply business, requiring it to purchase as much as 37% of its supply requirements in the spot market, compared to 9% for ENDESA today. This added exposure to price fluctuations in the wholesale market would make the combined Group’s results more volatile. Meanwhile, Iberdrola’s estimated generation-sales balance would be significantly improved, reducing the supply that it would have to purchase on the spot market from 31% to 12%. – The new combined Group would be required to divest approximately 5,400 MW of its generation capacity in Italy, France and Poland, which represents 58% of ENDESA’s current generation capacity in these countries. These divestments imply the total loss of ENDESA’s business in France and a reduction of nearly half of ENDESA’s business in the Italian generation market. Consequently, the transaction would result in a substantial setback to ENDESA’s European growth project, which has been an increasingly significant contributor to Group results in recent years. – Gas Natural’s failure to provide any information regarding its planned divestments makes it more difficult to assess their impact on the proposed combined group. – The new combined Group’s geographic profile would be less balanced and exposed to greater risk due to its increased dependence on Latin America. CORPORATE GOVERNANCE 18 Annual Report 2006

– As a result of these divestments, the proposed combined group would be only 10% larger in terms of enterprise value and just 2% in terms of EBITDA than ENDESA is today, with a smaller electricity business than ENDESA’s, a smaller presence in Europe, reduced geographic diversification in its business and less balance between generation and sales. • ENDESA believes that the proposed combined group would aggravate the structural problems currently faced by the electricity sector. – The transaction would reduce the transparency and credibility of the wholesale market for electricity. – The transaction would impede progress toward an additive tariff that reflects the real costs of the sector an issue on which Gas Natural has taken contradictory positions. – The transaction would create substantial overlap in gas and electricity distribution networks in many areas of Spain. – As a result of the foregoing, the proposed combined group would face a high level of regulatory risk. F. Gas Natural’s agreement with Iberdrola does not maximise the value of the assets being sold because it precludes a competitive auction process. • ENDESA shareholders are highly unlikely to receive the full value of the assets that would have to be sold due to the terms of Gas Natural’s agreement with Iberdrola and the forced nature of the sale. Recent transactions in Spain indicate that competitive auction processes generate proceeds of as much as 40% above the market consensus on “fair value”. However, the price mechanism established in Gas Natural’s agreement with Iberdrola would not generate prices at levels similar to a competitive auction process. G.     The control exercised over Gas Natural by its principal shareholders creates a risk of conduct that may run counter to the interests of ENDESA’s shareholders. • As stated in Gas Natural’s U.S. Prospectus, the interests of Gas Natural’s principal shareholders may differ from those of Gas Natural and its minority shareholders, which could create conflicts of interest affecting the conduct of Gas Natural’s business or potential changeof-control scenarios. H.     The Offer Price is substantially lower than a competing all-cash offer announced by E.ON Zwölfte Verwaltungs GmbH (“E.ON”). • On 21 February 2006, E.ON, a private European energy company, announced that it intended to make an offer for all ENDESA ordinary shares and ENDESA ADSs at a price of Euro 27.50 per share in cash. E.ON’s offer is 28% greater than the Offer Price submitted by Gas Natural. • E.ON’s offer is all in cash, which makes it easier for ENDESA’s shareholders to make a decision with respect to the offer. • The Board of Directors of ENDESA, S.A. has made a preliminary assessment of E.ON’s offer and will make a formal recommendation when such offer is approved by the CNMV. Conclusion: Taking into account the foregoing, the Board of Directors unanimously recommends that ENDESA, S.A.‘s shareholders reject the Gas Natural Offer and do not tender their ENDESA Ordinary Shares or ENDESAADSs pursuant to the Gas Natural Offer. The Board received reports to support and reaffirm its opinion from ENDESA’s financial advisors: Citigroup Global Markets Limited, Deutsche Bank AG London, J.P. Morgan Plc, Lehman Brothers (Europe) Limited and Merrill Lynch Capital Markets España, S.A., S.V., who share a negative opinion of the Offer Price and believe that it is inadequate, from a financial standpoint, for ENDESA shareholders. Existence of Agreements between the Company and the Offeror No agreement exists between the Company and the Offeror with regard to the Offer. Existence of Agreements between the Offeror and the Members of the Board of Directors of ENDESA No agreement exists in connection with the Offer between the Offeror and any member of ENDESA’s Board of Directors. Operations Review 19 endesa06

Individual Opinion of the Members of the Board of Directors of ENDESA None of the members of the Board of Directors of ENDESA, present or represented, at the meeting of 7 March 2006, expressed an individual opinion with regard to the Offer different than the one taken collectively and which has been described under items 1 and 2 of this document. Juan Ramón Quintás Seoane did not attend this Board Meeting due to a potential conflict of interest because he is the Chairman of the Spanish Confederation of Savings Banks and, therefore, has not stated his position with regard to the Gas Natural Offer. Intention to Tender of the Members of the Board of Directors of ENDESA None of the members of the Board of Directors of ENDESA, present or represented, at the meeting it held on 7 March 2006, who hold, directly or indirectly, ENDESA shares intend to tender any of their shares pursuant to the Offer. Juan Ramón Quintás Seoane, due to the reason explained in item 5, did not attend this Board Meeting and has not informed ENDESA as to whether he intends to tender his 1,525 shares of ENDESA pursuant to the Offer. Caja de Ahorros y Monte de Piedad de Madrid has expressly informed ENDESA through Miguel Blesa de la Parra that it does not intend to sell its shares pursuant to the Offer. The following table specifies the number of ENDESA shares held, directly or indirectly, by the members of the Board of Directors, as well as the equivalent percentage of the Company’s capital held, directly or indirectly: Percentage of Direct Members of the Board Number and Indirect of Directors of Shares Shares (%) Manuel Pizarro Moreno 100,004 0.00944 Rafael Miranda Robredo 7,585 0.00071 Alberto Alonso Ureba – – Miguel Blesa de la Parra 600 0.00005 José María Fernández Cuevas – – José Manuel Fernández-Norniella – – Rafael González-Gallarza Morales 3,300 0.00031 Juan Ramón Quintas Seoane 1,525 0.00014 Francisco Javier Ramos Gascón 9,771 0.00092 Alberto Recarte García-Andrade 21,350 0.00201 Manuel Ríos Navarro 12,472 0.00117 Juan Rosell Lastortras 10,005 0.00094 José Serna Masiá 17,496 0.00165 TOTAL 184,108 0.01734 – To approve, in compliance and accordance with U.S. securities law, Schedule 14D-9 which contains ENDESA S.A.‘s recommendation on the takeover offer for ENDESA S.A. and its ADS by Gas Natural, SDG, S.A. in the U.S. – To empower the Chief Executive Officer, Rafael Miranda Robredo, and General Secretary and Secretary to the Board of Directors, Salvador Montejo Velilla, individually to ensure the relevant documents are delivered to the securities markets regulators, both national and foreign, as well as distributed in accordance with the terms set out under current regulation and in the manner which best serves the Company’s interests. • At the meeting held on 31 March 2006, the Board of Directors unanimously adopted the following resolutions: – To deposit with the Madrid Mercantile Court nº 3 a Euro 1 billion bond for the injunction granted to suspend Gas Natural’s takeover offer for ENDESA. – To publicly disclose, following notification to the CNMV, the following resolution: “With regard to the ruling of 21 March 2006 made by the Madrid Mercantile Court Number 3 on Appeal 523/05, which places an injunction on the takeover bid presented by Gas Natural and the execution of a contract signed between Gas Natural and Iberdrola regarding the sale of ENDESA assets, and after carrying out an in-depth study of the legal implications of the ruling and its impact on the takeover process currently faced by the Company, ENDESA’s Board of Directors, in the interest of the Company and its shareholders, has unanimously agreed to: 1. To accept the ruling, which recognises as plausible the opinion put forward on repeated occasions by ENDESA with regard to the serious legal problems posed by the takeover bid launched by Gas Natural and specifically its agreement with Iberdrola, as such represents collusion by the two companies the objective or effect of which is likely the elimination of ENDESA as a competitor and the division of its assets between them. 2. To consider that the injunction placed on Gas Natural’s takeover bid does not affect the ongoing bidding process for the Company, given the existence of a rival bid and its authorisation process, pursuant to the criteria set out by the CNMV in its Information Memo dated 24 March 2006. CORPORATE GOVERNANCE 20 Annual Report 2006

3.     To assume that amount of the bond neither determines or prejudices the existence or amount of any potential liabilities that could derive from this process, as long as there are no reasons for such. 4.     To deposit the Euro 1 billion bond stipulated in the ruling to proceed with the injunction, while also taking legal action to appeal against the amount, which is considered to be clearly disproportionate. 5.     To make the most opportune decisions at all times, including those regarding precautionary measures, to protect our shareholders’ interests first and foremost, as the process of the takeover bid for the Company runs its course and in the event of any other circumstance arising that might affect the current situation. The Board further reserves the right to claim any damages corresponding to ENDESA against Gas Natural and Iberdrola, in the event that the existence of an illegal agreement between the two companies is confirmed.” • At its meeting on 12 May 2006, the Board of Directors unanimously agreed to appoint José Serna Masía as Chairman of the Audit and Compliance Committee and Manuel Ríos Navarro as Chairman of the Appointments and Compensation Committee. • Pursuant to the ruling of 28 April 2006 issued by the Administrative Division of the Supreme Court on case 47/2006, the Board of Directors resolved unanimously at its meeting of 23 May 2006 to deposit a Euro 1 billion bond within one month, bearing in mind that under the ruling, the bond may be deposited with the Madrid Mercantile Court Nº 3 as long as the bonding institutions in that process express their willingness to grant this item the effects of the bond presented. • On 7 August 2006, the Board of Directors studied the National Energy Commission’s ruling of 27 July, in which it imposed 19 conditions on E.ON for its acquisition of a stake in ENDESA’s capital stock following a settlement of the takeover bid presented before the Spanish National Securities Market Commission. Pursuant to the corresponding legal opinion, according to which the filing of appeals against the National Energy Commission’s ruling is compatible with the passivity rule required of Directors under takeover rules, the Board of Directors resolved unanimously to file the pertinent appeals against the abovementioned ruling on behalf of ENDESA shareholders, concluding that the conditions imposed by the Commission on E.ON were unjustified. The Board also resolved to notify the CNMV of a relevant event that reads as follows: “Upon proper counsel, ENDESA’s Board of Directors has unanimously resolved to appeal against the resolution adopted by the National Energy Commission on 27 July in defence of the Company’s value and in the interests of its shareholders.” • On 24 October, 2006, the Board of Directors studied the situation prompted by a potential approval by the CNMV of the E.ON takeover offer and the injunctions imposed by Madrid Mercantile Court Nº 3 and the Supreme Court, and unanimously resolved “To empower the Company’s Chief Executive Officer, in the broadest terms possible, to request that the injunctions set out in the Spanish Council of Ministers’ ruling of 3 February 2006 and the execution of the Gas Natural SDG, S.A. takeover bid granted by the third circuit of the Supreme Court and the Madrid Mercantile Court Number 3, respectively, be modified or lifted once the Spanish National Securities Market Regulator authorises the rival bid presented by E.ON Zwöllfte Verwaltungs GmbH. Such would be in response to any new facts and circumstances that may affect the takeover bid processes for the Company underway if awarded, and consequently prompt changes in the material budgets considered, always in the interest of the Company and its shareholders. The Chief Executive Officer may request that the injunctions be lifted or modified with other injunctions that, excluding said risk, do not compromise the continuity of the takeover process for the Company currently underway, and may also dictate and carry out all procedural actions necessary for such.” – At the same meeting, the Board of Directors unanimously agreed to adopt the following resolutions: “I. To approve and have available the accounts cited under Article 216 a) of the Spanish Corporations Law, under which there is deemed to exist sufficient liquidity to distribute the amount of Euro 529,376,058.50 against 2006 earnings. II. To distribute a gross dividend of Euro 0.50 per share to ENDESA shareholders payable against 2006 earnings. III. The interim dividend will be paid on 2 January 2007 through the banks and other financial institutions to be announced at a later date.” – The Board of Directors also agreed to report the following to the Spanish National Securities Market Commission (CNMV) in the form of a relevant event: “ENDESA, S.A.‘s Board of Directors, at its meeting of 24 October 2006, agreed to pay a gross interim dividend against 2006 earnings of Euro 0.50 per share. Operations Review 21 endesa06

This dividend will be paid to ENDESA, S.A. shareholders on 2 January 2007 through the banks and other financial institutions to be announced at a later date. As a result, ENDESA shares will go ex-dividend on 2 January 2007. This interim dividend is 63.9% higher than last January’s interim dividend charged against 2005 earnings.” • On 21 November 2006, the Board of Directors unanimously approved the following report issued by ENDESA on the Takeover Bid submitted by E.ON Zwölfte Verwaltungs GmbH under Article 20 of Royal Decree 1197/1991 of 26 July, governing takeover offers: REPORT OF THE BOARD OF DIRECTORS OFENDESA, S.A. REGARDING THE TAKEOVEROFFER MADE BY E.ON ZWÖLFTE VERWALTUNGS GMBH At its meeting of 21 November 2006, the Board of Directors of ENDESA, S.A. (“ENDESA” or the “Company”), in accordance with the provisions of Article 20 of Royal Decree 1197/1991 of 26 July governing takeover offers, approved, by unanimous vote of the directors present, the following report on the takeover offer (the “Offer”) made by E.ON Zwölfte Verwaltungs GmbH (“E.ON” or the “Offeror”) for a price of Euro 25.405 per share, which was authorised by the Spanish National Securities Market Commission (CNMV) on 16 November 2006. This report, in addition to describing the principal features of the Offer, contains the Board’s position on the Offer, as well as certain additional related information. This report does not issue an opinion regarding the increased Offer price of a minimum of Euro 35 per share that has been announced by the Offeror, which, in accordance with the provisions of Royal Decree 1197/1991, will be properly considered once it has been formalised. Principal Features of the Offer According to the Prospectus relating to the Offer authorised by the CNMV, the following are the principal features of the Offer: Offeror The Offeror is the German company E.ON Zwölfte Verwaltungs GmbH, a wholly-owned subsidiary of the German company E.ON AG. Nature of the Offer E.ON’s Offer competes with another offer made by Gas Natural SDG, S.A., which the CNMV authorised on 27 February 2006. Securities Covered by the Offer The Offer covers the 1,058,752,117 shares of ENDESA with a par value of Euro 1.2 each, representing 100% of its capital stock. Consideration According to the Prospectus authorised by the CNMV, E.ON offers as consideration for each ENDESA share a full-cash price of Euro 25.405. Nevertheless, the Prospectus refers to the E.ON’s commitment, announced in its disclosure of 26 September 2006 to the CNMV, to increase the Offer price to at least Euro 35 per share, in accordance with the offer increase procedures prescribed by Article 22 of Royal Decree 1197/1991 (in the event that Gas Natural SDG, S.A. withdraws its offer) or by Article 36.2 of the same Royal Decree (in the event that Gas Natural SDG, S.A. does not withdraw and the sealed envelope bidding process prescribed for competing offers is undertaken). The CNMV has postponed the sealed envelope bidding process until Gas Natural SDG, S.A.‘s offer, which was suspended by injunctions imposed by the Madrid Mercantile Court Number 3 (ruling of 21 March 2006) and by the third circuit of the Supreme Court (Decision of 28 April 2006), has resumed. The CNMV will promptly disclose the deadline for and requirements for participation in the sealed envelope bidding process once Gas Natural SDG, S.A.‘s offer resumes. Period of Acceptance The CNMV has decided to postpone the beginning of the period for acceptance of E.ON’s Offer due to the above-mentioned injunctions against Gas Natural SDG, S.A.‘s offer. Either in the event of the withdrawal of Gas Natural SDG, S.A.‘s offer or in the presumed case that Gas Natural SDG, S.A.‘s offer is eventually resumed, the CNMV will promptly disclose to the market, through a relevant event disclosure, the firm date on which the acceptance period of the Offer will begin. Once the Offer’s acceptance period begins, it will run for one month, although this period may be extended by the CORPORATE GOVERNANCE 22 Annual Report 2006

CNMV to allow ENDESA’s General Shareholders’ Meeting to adopt the bylaw amendments upon which the Offer is conditioned (see Section 1.6 below). Furthermore, the CNMV may take other measures to ensure that the periods of acceptance for the Offer and for the offer made by Gas Natural SDG, S.A. conclude at the same time. Conditions of the Offer The effectiveness of E.ON’s Offer is conditioned upon the acquisition of a minimum of 529,481,934 ENDESA’s shares, representing 50.01% of its capital stock. Furthermore, the Offer is conditioned both upon ENDESA’s General Shareholders’ Meeting making certain amendments to the Bylaws and upon those amendments being registered on the Mercantile Registry. Specially, the Offer is conditioned upon the elimination of all limitations or restrictions on the number of votes that can be exercised by ENDESA shareholders (Article 32 of the Bylaws), the removal of requirements concerning the composition of the Board of Directors and the type of Board members, with the corresponding removal of the restriction on the number of terms to which certain types of Board members may be elected (Articles 37 and 38 of the Bylaws), and the removal of all qualifications, except for those concerning the absence of legally-prohibited conflicts of interest, on the appointment of a member of the Board of Directors or of a Managing Director (Article 42 of the Bylaws), all described in full in the Prospectus. Board of Directors’ Opinion of the E.ON Offer ENDESA’s Board of Directors, by unanimous vote of those present, confirms its preliminary assessment of the Offer, which was issued on 21 February, 2006, in response to the announcement of the Offer. Accordingly, and without prejudicing its position set out below on price, the Board views positively the fact that the Offer is made entirely in cash, unlike the competing offer made by Gas Natural SDG, S.A., improving the consideration proposed pursuant to this. . In addition, the Board views as positive the Offeror’s intentions, as explained in the Prospectus, to maintain ENDESA’s industrial project, particularly its investment plan and its staff, as well as its goal of furthering the development of the Spanish gas and electricity markets. Nevertheless, ENDESA’s Board of Directors, also by unanimous vote, recommends not accepting the Offer at its current price of Euro 25.405 per share, given the Offeror’s irrevocable commitment to raise the price to a minimum of Euro 35 per share. It is made expressly clear that this report issued by ENDESA’s Board of Directors does not address the increased Offer price announced by the Offeror, which will be properly considered in accordance with the provisions of Royal Decree 1197/1991 once it has been formalised by E.ON, either in accordance with the normal offer increase procedure in the event that Gas Natural, SDG, S.A. withdraws its offer or, otherwise, in accordance with the sealed envelope bidding process prescribed for competing offers. ENDESA’s Board of Directors has received the opinion of its financial advisors: Citigroup Global Markets Limited, Deutsche Bank AG London, J.P. Morgan Plc, Lehman Brothers (Europe) Limited and Merrill Lynch Capital Markets España, S.A., S.V. Conduct of the Company with respect to the Conditions Affecting the Takeover Offer Process The Board of Directors would like to note that, as announced in its disclosure of 16 November 2006 to the CNMV, ENDESA has petitioned the Supreme Court to modify or lift the injunction on both the Spanish Council of Ministers’ ruling of 3 February 2006 and the competing bid made by Gas Natural SDG, S.A. Similarly, ENDESA has petitioned the Madrid Mercantile Court Number 3 to lift the injunction against the execution of Gas Natural SDG, S.A’s offer. Moreover, ENDESA’s Board of Directors intends to call, at the appropriate time, a General Shareholders’ Meeting to decide whether to adopt the Bylaws amendments upon which both Gas Natural SDG, S.A. and E.ON have conditioned their respective offers. Existence of Agreements between the Company and the Offeror No agreement whatsoever exists between the Company and Offeror in connection with the Offer, with the exception of the confidentiality agreement made on 16 January 2006 and described in Section 1.8.1 of the Prospectus. Agreements between the Offeror and Members of ENDESA’s Board of Directors No agreement whatsoever exists in connection with the Offer between the Offeror and any of the members of ENDESA’s Board of Directors. Individual Opinions of the Members of the ENDESA Board of Directors None of the members of ENDESA’s Board of Directors who attended or were represented at the Board meeting of 21 November 2006, has expressed an individual opinion of the Offer separate from the Board’s collective opinion, which appears in Section 2 above. Operations Review 23 endesa06

Juan Ramón Quintás Seoane did not attend the above-mentioned Board meeting due to a potential conflict of interest related to his position as Chairman of the Spanish Confederation of Savings Banks and, therefore, has not stated his position on the Offer. Intention of Board Members who Hold ENDESAShares to Accept the Offer None of the members of the Board of Directors who attended or were represented at the Board meeting of 21 November 2006 and who directly or indirectly hold ENDESA shares intends to tender his shares in acceptance of the Offer at its current price of Euro 25.405 per share. Caja de Ahorros y Monte de Piedad de Madrid, through Miguel Blesa de la Parra, has expressed its intention not to accept the Offer at the current price of Euro 25.405 per share with respect to the ENDESA shares it owns, given the Offeror’s commitment to raise the Offer price to a minimum of Euro 35 per share, which will be considered at the appropriate time. Juan Ramón Quintás Seoane, for the reason mentioned in Section 5 above, did not attend the above-mentioned Board meeting and has not stated his intention with respect to whether he will accept the Offer for the 1,525 ENDESA shares that he holds. The following table indicates the number of ENDESA shares that each member of the Board of Directors holds, directly or indirectly, as well as the percentage of the total share capital that each direct and indirect stake represents: Direct Members of the Board Number and Indirect of Directors of Shares Stake (%) Manuel Pizarro Moreno 100,004 0.00944 Rafael Miranda Robredo 7,585 0.00071 Alberto Alonso Ureba – – Miguel Blesa de la Parra 600 0.00005 José María Fernández Cuevas – – José Manuel Fernández-Norniella – – Rafael González-Gallarza Morales 3,300 0.00031 Juan Ramón Quintas Seoane 1,525 0.00014 Francisco Javier Ramos Gascón 9,771 0.00092 Alberto Recarte García-Andrade 21,350 0.00201 Manuel Ríos Navarro 12,472 0.00117 Juan Rosell Lastortras 10,005 0.00094 José Serna Masiá 17,496 0.00165 TOTAL 184,108 0.01734 So far in 2007, ENDESA, S.A.‘s Board of Directors has adopted the following resolutions: • On 9 January 2007, the Board of Directors unanimously approved the Company’s Annual Budget for 2007. • At its 23 January 2007 meeting, the Board of Directors unanimously approved the document “ENDESA’s greater value. FY2006 forecasts and 2009 targets,” which includes ENDESA’s forecast 2006 earnings and updated targets for 2009, ensuring the market has the most recent figures available. – Those present or represented at the Board meeting also unanimously approved the U.S. announcement, on a Schedule 14D-9 form, of ENDESA S.A.‘s recommendation on the takeover offer for ENDESA’s shares and ADS’ presented in Spain by E.ON Zwölfte Verwaltungs GmbH, S.A., a subsidiary of E.ON AG, under the terms set out in the takeover offer report that the Board of Directors had approved at its 21 November 2006 meeting in accordance with Article 20 of Royal Decree 1197/1991 of 26 July, governing takeover offers, in view of the imminent filing of the U.S. prospectus (which did not address the increase in price announced) and in accordance with U.S. securities market regulations. Pursuant to Schedule 14D-9, Item 7 “Purposes of the transaction and plan or proposals,” the Board also decided that, at that time and absent any legal requirement to make such known, the inclusion of any additional information concerning any potential alternatives under consideration in that section (as also described in the Schedule 14D-9 for the Gas Natural takeover bid), particularly regarding any potential terms or the identity of third parties, may be detrimental to the interests of ENDESA and its shareholders. – The Board of Directors also agreed to empower Chief Executive Officer Rafael Miranda Robredo to sign and file the Schedule 14D-9, Item 4 of which, “The solicitation or recommendation,” required the Board of Directors’ recommendation in the 21 November 2006 report to ensure the Schedule 14D-9 included any facts and circumstances that may have arisen or become known as of the time of its filing, and ensure the Schedule is delivered to the securities markets regulators, both national and foreign, and distributed in accordance with the terms set out under current regulation and in the manner which best serves the Company’s interests. CORPORATE GOVERNANCE 24 Annual Report 2006

• The Board of Directors, at its meeting on 6 February 2007, unanimously approved the ENDESA report on the takeover offer presented by E.ON Zwölfte Verwaltungs GmbH that includes the increase in price announced by the Spanish National Securities Market Commission on 2 February 2007, pursuant to Article 36.8, in relation to Article 20, both included under Royal Decree 1197/1991 of 26 July, governing takeover offers, under the following terms: REPORT OF THE BOARD OF DIRECTORS OFENDESA, S.A. REGARDING THE TAKEOVEROFFER MADE BY E.ON ZWÖLFTE VERWALTUNGS GMBH At its meeting on 6 February 2007, the Board of Directors of ENDESA, S.A. (“ENDESA” or the “Company”), attending directors unanimously approved, for purposes of the provisions of Article 36.8, in relation to Article 20 of Royal Decree 1197/1991 of 26 July, governing public tender offers, the following report on the Public Tender Offer (the “Offer”) formulated by E.ON Zwölfte Verwaltungs GmbH (“E.ON” or the “Offeror”) for a price of Euro 38.75 per share, which includes the price enhancement filed by sealed envelope by the Offeror on 2 February 2007. This report, in addition to describing the principal features of the Offer, as amended, contains the Board’s position on the Offer, as well as certain additional related information. Principal Features of the Offer According to the Prospectus relating to the Offer authorised by the Spanish National Securities Market Commission (CNMV), the following are the principal features of the Offer: Offeror The Offeror is the German company E.ON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of the German company E.ON AG. Nature of the Offer E.ON’s Offer, which was authorised by the CNMV on 16 November 2006, was filed as a competing Offer with respect to the public tender offer filed by Gas Natural SDG, S.A., which was authorised by the CNMV on 27 February 2006. Notwithstanding the above, on 1 February 2007, Gas Natural SDG, S.A. communicated the decision to withdraw its offer, in accordance with the provisions of Article 36.1 of Royal Decree 1197/1991 of 26 July, as a consequence of which E.ON’s Offer is the only one presently existing on the Company. Securities Covered by the Offer The Offer covers the 1,058,752,117 shares of ENDESA with a par value of Euro 1.20 each, thereby representing 100% of its capital stock. Consideration In accordance with the price enhancement presented by the Offeror by sealed envelope on 2 February 2007, E.ON is offering as consideration for each ENDESA share an all-cash price of Euro 38.75. The CNMV has publicly confirmed that, following the withdrawal of Gas Natural SDG, S.A.‘s offer, the price enhancement made as part of E.ON’s Offer shall continue to be regulated by the provisions of Chapter V of Royal Decree 1197/1991 of 26 July, as a consequence of which E.ON will not be able to make any subsequent modification to the price. Period of Acceptance The CNMV has communicated that the end of the acceptance period for E.ON’s Offer (which initially runs from January 26, 2007 to February 26, 2007) will be notified as soon as the extensions contemplated by Articles 19 and 36 of Royal Decree 1197/1991 of 26 July, on the scheme for public tender offers, can be specified. Therefore, the aforesaid period could be extended by the CNMV in order to allow ENDESA’s General Shareholders’ Meeting to pronounce on the resolutions for Bylaw amendments upon which the Offer is conditioned (see sections 1.6 and 2 below). Conditions of the Offer The effectiveness of E.ON’s Offer is conditioned upon the acquisition of a minimum of 529,481,934 shares of ENDESA, representing 50.01% of its capital stock. Furthermore, the Offer is conditioned both upon ENDESA’s General Shareholders’ Meeting making certain amendments to the Bylaws and upon those amendments being registered with the Mercantile Registry. Specifically, the Offer is conditioned upon the elimination of all limitations or restrictions on the number of votes that can be exercised by ENDESA shareholders (Article 32 of the Bylaws), the removal of requirements concerning the composition of Board of Directors and the type of Board members, with the corresponding removal of the restriction on the number of terms to which certain types of Board members may be elected (Articles 37 and 38 of the Bylaws), and upon removal of all qualifications, except for those concerning the absence of legally prohibited conflicts of interest, on the appointment of a member of the Board of Directors or of a Managing Director (Article 42 of the Bylaws), described in full in the Prospectus. Operations Review 25 endesa06

Board of Directors’ Opinion of the E.ON Offer The Board of Directors, by unanimous vote of members present or represented, views the terms of the E.ON Offer favourably for the following reasons: A.     The consideration of Euro 38.75 per share, which values ENDESA’s total share capital at Euro 41.027 billion, is fair, from a financial point of view, to the shareholders of ENDESA. In reaching this conclusion, the Board of Directors considered the fairness opinions rendered by ENDESA’s financial advisors –BNP Paribas S.A. Spanish Branch, Citigroup Global Markets Limited, Deutsche Bank AG London Branch, J.P. Morgan Plc, Lehman Brothers (Europe) Limited and Merrill Lynch Capital Markets España, S.A.– which state respectively that the consideration is fair, from a financial point of view, to the shareholders of ENDESA. The offered consideration: (i)     is 109 percent higher than the closing price of Euro 18.56 per share on 2 September, 2005, the last trading day prior to the announcement of Gas Natural’s offer, or 124 percent higher than such closing price if the dividends paid by ENDESA since that date are taken into account. (ii)     is 65 percent higher than the implied value of Gas Natural’s offer of Euro 22.43 per share* on the date on which Gas Natural’s offer was withdrawn, and 56 percent higher than the preceding offer by E.ON of Euro 24.905 per share. (iii)     is 30 percent higher than the average closing price of Euro 29.82 per share over the past 12 months, 16.3 percent higher than the average closing price of Euro 33.31 per share over the past six months, and 2.9 percent higher than the average closing price of Euro 37.65 per share over the past 30 days; the consideration is 0.7 percent lower than the closing price of Euro 39.04 per share on 2 February, 2007, the highest closing price in ENDESA’s history, and 1.7 higher than the closing price of Euro 38.10 per share on 5 February, 2007, the last trading day prior to the release of this report. B.     The consideration offered by E.ON consists entirely of cash, and the Offer is being made for 100 percent of the outstanding shares. C.     The Offeror has stated its intention to continue implementing ENDESA’s business strategy, including ENDESA’s investment plan, and to preserve ENDESA’s workforce, as well as its goal of promoting the development of the Spanish gas and electricity market, all as reflected in the Prospectus. For the foregoing reasons, and with a view to allowing ENDESA’s shareholders to vote on the amendments to ENDESA’s bylaws required to be adopted as a condition of the E.ON Offer, the Board of Directors has unanimously resolved to convene an extraordinary general meeting of shareholders to be held at first call on 20 March 2007. In addition, and for the same purpose, the Board of Directors has determined to state its position in favour of these amendments and recommends that the shareholders of ENDESA participate in meeting and vote in favour of the amendments. The members of the Board of Directors of ENDESA present or represented at the meeting of 6 February 2007, who are holders of ENDESA shares, have unanimously expressed their intention to vote at the extraordinary general meeting of shareholders in favour of the amendments to ENDESA’s bylaws referred to above. Shareholder Caja Madrid, through Miguel Blesa de la Parra, has likewise expressed its intention to vote in favour of such amendments. Existence of Agreements between the Company and the Offeror No agreement whatsoever exists between the Company and Offeror in connection with the Offer, with the exception of the confidentiality agreement made on 16 January 2006 and described in Section 1.8.1 of the Prospectus. Agreements between the Offeror and the Members of ENDESA’s Board of Directors No agreement whatsoever exists in connection with the Offer between the Offeror and any of the members of ENDESA’s Board of Directors. Individual Opinions of the Members of the ENDESA Board of Directors None of the members of ENDESA’s Board of Directors who attended or were represented at the Board meeting of 6 February 2007, has expressed an individual opinion of the Offer separate from the Board’s collective opinion, which appears in Section 2 above. 26 Annual Report 2006 CORPORATE GOVERNANCE * Value based on the close market share price of Gas Natural on the 1st of February, 2007 (30.66 €/share).

Juan Ramón Quintás Seoane did not attend the above-mentioned Board meeting due to a potential conflict of interest related to his position as Chairman of the Confederation of Savings Banks and, therefore, has not stated his position on the Offer. Intention to Board Members who Hold ENDESAShares to Accept the Offer The members of the Board of Directors, who attended, in person or by proxy, the Board meeting of 6 February 2007, and who are holders, directly or indirectly, of ENDESA shares, have not yet adopted a decision on whether to accept the Offer with respect to the shares held by them, and believe they will be in a position to adopt it once the Extraordinary General Shareholders’ Meeting which must pronounce on the bylaw amendments upon which the Offeror has conditioned the Offer has been held. They agree to make their decision public as soon as they adopt it and always within the acceptance period of the Offer. Caja de Ahorros y Monte de Piedad de Madrid, through Miguel Blesa de la Parra, has stated that it has not yet adopted a resolution on whether to accept the Offer with respect to the ENDESA shares held by this entity and that it believes will be in a position to adopt the resolution once the aforesaid Extraordinary General Shareholders’ Meeting has been held, agreeing to make its decision public as soon as it adopts it and always within the acceptance period of the Offer. Juan Ramón Quintás Seoane, due to the cause mentioned in section 5, supra, did not attend said Board meeting, notwithstanding which he has declared that he has not yet adopted a decision on whether to accept the Offer with respect to the 1,525 ENDESA shares he owns, and that he will be in a position to adopt it once the aforesaid Extraordinary General Shareholders’ Meeting has been held, agreeing to make his decision public as soon as he adopts it and always within the acceptance period of the Offer. The following table indicates the number of ENDESA shares that each member of the Board of Directors holds, directly or indirectly, as well as the percentage of the total share capital that each direct and indirect stake represents: Direct and Members of the Board Number indirect of Directors of shares stake (%) Manuel Pizarro Moreno 100,004 0.00944 Rafael Miranda Robredo 7,585 0.00071 Alberto Alonso Ureba – – Miguel Blesa de la Parra 600 0.00005 José María Fernández Cuevas – – José Manuel Fernández-Norniella – – Rafael González-Gallarza Morales 3,300 0.00031 Juan Ramón Quintas Seoane 1,525 0.00014 Francisco Javier Ramos Gascón 9,771 0.00092 Alberto Recarte García-Andrade 21,350 0.00201 Manuel Ríos Navarro 12,472 0.00117 Juan Rosell Lastortras 10,005 0.00094 José Serna Masiá 17,496 0.00165 TOTAL 184,108 0.01734 This report will be published once the CNMV confirms its authorisation of the modification to E.ON’s takeover offer under the terms known. – In addition, the Board of Directors also agreed to empower Chief Executive Officer Rafael Miranda Robredo to sign and file the modification to Schedule 14D-9 filed by the Company on 26 January 2007 to ensure its inclusion in the report approved at the meeting on the takeover offer made by E.ON Zwölfte Verwaltungs GmbH and ensure the document is delivered to the securities markets regulators, both national and foreign, and distributed in accordance with the terms set out under current regulation and in the manner which best serves the Company’s interests. – The Board of Directors also unanimously agreed to convene an Extraordinary General Shareholders’ Meeting to decide on the bylaw amendments proposed by the offeror E.ON Zwölfte Verwaltungs GmbH for 20 March 2007, at first call, and for 21 March 2007, at second call. • On 20 February 2007, the Board of Directors unanimously approved, following a report by the Audit and Compliance Committee, the consolidated results at 31 December 2006 along the press release to be distributed publicly along with them. • On 7 March 2007, the Board of Directors unanimously resolved to cancel the Extraordinary General Shareholders’ Meeting, which had been scheduled for 20 March 2007, at first call, and for the following day at second call, due to the following circumstances: Operations Review 27 endesa06

1.     The purpose of calling the Extraordinary General Shareholders’ Meeting was solely to allow the shareholders to decide on the bylaw amendments upon which E.ON Zwöllfte Verwaltungs GmbH (“E.ON”) had conditioned its takeover offer (“Offer”) for all ENDESA shares, as noted in both the call notice and the takeover offer report approved by the Board of Directors on 6 February 2007. 2. As outlined in the Relevant Event issued on 6 March 2007, E.ON simplified its takeover process by removing a condition requiring ENDESA’s General Shareholders’ Meeting to adopt the agreements necessary to amend its bylaws, while the remaining terms of its offer remained unchanged. In view of this development and since there were no other items on the agenda for the Extraordinary General Shareholders’ Meeting to review, there was no longer any reason for the meeting. In addition, with a view to duly satisfying the expectations of shareholders who had anticipated receiving a gross attendance bonus of Euro 0.15 per share as agreed by the Company for shareholders who attended the Meeting, and although the meeting was cancelled, ENDESA awarded the bonus to its shareholders. • On 30 March 2007, subsequent to the official approval of the increase in price of E.ON’s takeover offer by the Spanish National Securities Market Commission, the Board of Directors at its meeting held that day unanimously approved the following report, which was released in accordance with prevailing regulations: REPORT OF THE BOARD OF DIRECTORS OFENDESA, S.A. ON THE TENDER OFFER FORSHARES MADE BY E.ON ZWÖLFTE VERWALTUNGS GMBH The Board of Directors of ENDESA, S.A. (“ENDESA” or the “Company”), at its meeting of 30 March 2007, approved by unanimous vote of the Directors present for purposes of the provisions of Article 20, and related Articles, of Royal Decree 1197/1991 of 26 July, governing takeover offers, the following report on the Tender Offer (the “Tender Offer” or “Offer”) made by E.ON Zwölfte Verwaltungs GmbH (“E.ON” or the “Bidder”) for a price of Euro 40 per share. This Offer incorporates the improved price reported by the Bidder on 26 March 2007 and authorised by the Spanish National Securities Market Commission (CNMV) on 28 March 2007. In addition to describing the principle features of the modified Tender Offer, this report includes the Board’s position on the Offer as well as certain additional information in this regard. Principal Features of the Offer According to the Offer prospectus, which has been authorised by the CNMV, and the other communications sent by the Bidder, the principal features of the Offer are as follows: Bidder The Bidder is the German company E.ON Zwölfte Verwaltungs GmbH, which is wholly owned of the German company E.ON AG. Nature of the Offer E.ON’s Offer, which was authorised by the CNMV on 16 November 2006, was submitted as a competing Offer with respect to the Tender Offer by Gas Natural SDG, S.A. Gas Natural’s Tender Offer was authorised by the Spanish Securities Market Commission on 27 February 2006. Nonetheless, on 1 February 2007, Gas Natural SDG, S.A. reported its decision to withdraw its offer pursuant to the provisions of Article 36.1 of Royal Decree 1197/1991 of July 26. Therefore, E.ON’s Offer is currently the only existing Tender Offer for the Company. Shares to which the Offer applies The Offer applies to the 1,058,752,117 shares in ENDESA, with a par value of Euro 1.2 each, thus representing 100% of its capital stock. Consideration According to the price improvement reported by the Bidder on 26 March 2007 authorised by the CNMV on 28 March 2007, E.ON is offering as consideration for each ENDESA share an all-cash price of Euro 40. Acceptance period Pursuant to the decision of the CNMV of 28 March 2007, the acceptance period will expire on 3 April 2007. Conditions to which this Offer is subject The validity of E.ON’s Offer is subject to the sole condition that the Bidder acquire a minimum of 529,481,934 shares of ENDESA, representing 50.01% of its capital stock. Nonetheless, according to the Offer prospectus, which has been authorised by the CNMV, the Bidder may waive this condition pursuant to the provisions of Royal Decree 1197/1991. 28 Annual Report 2006 CORPORATE GOVERNANCE

Opinion of the Board of Directors on the E.ON Tender Offer ENDESA’s Board of Directors, by unanimous vote of the Directors present, views as positive the terms of the Offer and recommends to the shareholders that they tender their shares pursuant to the Offer for the following reasons: 1. It fairly reflects the value of the Company and incorporates a price improvement of Euro 1.25 per share over the most recent price offered by E.ON. 2.     The consideration being offered by E.ON consists entirely of cash, and E.ON’s offer is being made for 100 percent of ENDESA’s shares. 3.     E.ON has stated its intention to continue implementing ENDESA’s business strategy, and particularly to preserve the Group’s investment plan and workforce, as well as its goal of promoting the development of the Spanish gas and electricity market, as reflected in E.ON’s tender offer prospectus. 4.     E.ON’s offer is the only offer that complies with all current legal requirements and that is fully supported by the legal and financial guarantees that ensure its viability. It is also the only offer for which all required authorisations have been obtained. In making its recommendation, the Board of Directors of ENDESA considered the fairness opinions issued by its financial advisors, BNP Paribas S.A. Branch in Spain, Citigroup Global Markets Limited, Deutsche Bank AG London Branch, J.P. Morgan Plc, Lehman Brothers (Europe) Limited and Merrill Lynch Capital Markets España, S.A., all of which state that the consideration offered by E.ON is fair to ENDESA’s shareholders from a financial point of view. Existence of Agreement between the Company and the Bidder No agreement whatsoever exists between the Company and the Offeror with respect to the Offer, except for the confidentiality agreement dated 16 January 2006 to which paragraph 1.8.1 of the Prospectus refers. Agreements between the Bidder and Members of ENDESA’s Board of Directors No agreement whatsoever exists in connection with the Offer between the Offeror and any members of ENDESA’s Board of Directors. Caja de Ahorros y Monte de Piedad de Madrid stated in a 26 March 2007 filing with the CNMV that it has entered into an equity swap agreement with E.ON regarding its shares of ENDESA. Under such agreement, Caja de Ahorros y Monte de Piedad de Madrid will retain the voting rights related to those shares. Individual Opinion of the Members of ENDESA’s Board of Directors None of the members of ENDESA’s Board of Directors who attended the Board meeting of 30 March 2007, either in person or by proxy, has offered a personal opinion on the Offer other than the joint opinion of the Board that is set forth in paragraph 2 above. Juan Ramón Quintás Seoane did not attend that Board Meeting due to the existence of a potential conflict of interest arising from his position as chairman of the Spanish Confederation of Savings Banks. Therefore, he has not stated his position on the Offer. Intention to Accept the Offer by the Members of the Board of Directors Holding ENDESA Shares The members of the Board of Directors who attended the Board Meeting of 30 March 2007, either in person or by proxy, and who directly or indirectly hold shares in ENDESA have stated that they will accept the Offer with respect to all of the shares they hold, except for 50 shares each. Caja de Ahorros y Monte de Piedad de Madrid has made its own announcement in this respect, as indicated in paragraph 4 above. Juan Ramón Quintás Seoane, for the reasons mentioned in paragraph 5 above, did not attend that Board Meeting, although he did state that he would also accept the Offer with respect to all the shares in ENDESA that he holds, except for 50 shares. The following table shows the number of ENDESA shares that each of the members of the Board of Directors holds directly or indirectly, together with the direct or indirect stake that this holding represents: Operations Review 29 endesa06

Direct and Members of the Board Number indirect of Directors of shares stake (%) Manuel Pizarro Moreno 100,004 0.00944 Rafael Miranda Robredo 7,585 0.00071 Alberto Alonso Ureba – – Miguel Blesa de la Parra – – José María Fernández Cuevas – – José Manuel Fernández-Norniella – – Rafael González-Gallarza Morales 3,300 0.00031 Juan Ramón Quintas Seoane 1,525 0.00014 Francisco Javier Ramos Gascón 9,771 0.00092 Alberto Recarte García-Andrade 21,350 0.00201 Manuel Ríos Navarro 12,472 0.00117 Juan Rosell Lastortras 10,005 0.00094 José Serna Masiá 17,496 0.00165 TOTAL 184,108 0.01734 In addition, the Board of Directors unanimously approved, following a report from the Audit and Compliance Committee, the financial statements, the management report and the proposed appropriation of income or allocation of loss for 2006. • On 11 April 2007, the Board of Directors, in response to the announcement made by the CNMV regarding the Takeover Offer made by Acciona, S.A. and Enel Energy Europa, decided that the Company should maintain the same conduct to date, both legally and in defence of the interests of the Company and its shareholders, agreeing that the Company will continue to operate under the same conditions it did under the takeover process initiated by Gas Natural and E.ON, ratifying the authorisations and powers conferred on 6 September 2005 by the Board of Directors upon the Executive Committee, the Chairman and the Chief Executive Officer empowering them to make any relevant decisions. 30 Annual Report 2006 CORPORATE GOVERNANCE

BOARDS OF DIRECTORS Honorary Chairmen FELICIANO FUSTER JAUME RODOLFO MARTÍN VILLA Chairman MANUEL PIZARRO MORENO Chief Executive Officer RAFAEL MIRANDA ROBREDO Directors ALBERTO ALONSO UREBA MIGUEL BLESA DE LA PARRA JOSÉ Mª FERNÁNDEZ CUEVAS JOSÉ MANUEL FERNÁNDEZ NORNIELLA RAFAEL GONZÁLEZ-GALLARZA MORALES JUAN RAMÓN QUINTÁS SEOANE FRANCISCO JAVIER RAMOS GASCÓN ALBERTO RECARTE GARCÍA-ANDRADE MANUEL RÍOS NAVARRO JUAN ROSELL LASTORTRAS JOSÉ SERNA MASIÁ Secretary non Director SALVADOR MONTEJO VELILLA EXECUTIVE COMMITTEE Chairman MANUEL PIZARRO MORENO Members RAFAEL MIRANDA ROBREDO (Chief Executive Officer) ALBERTO ALONSO UREBA MIGUEL BLESA DE LA PARRA JOSÉ Mª FERNÁNDEZ CUEVAS JOSÉ MANUEL FERNÁNDEZ NORNIELLA Secretary SALVADOR MONTEJO VELILLA AUDIT AND COMPLIANCE COMMITTEE Chairman JOSÉ SERNA MASIÁ Members JOSÉ Mª FERNÁNDEZ CUEVAS FRANCISCO JAVIER RAMOS GASCÓN ALBERTO RECARTE GARCÍA-ANDRADE Secretary SALVADOR MONTEJO VELILLA APPOINTMENTS AND COMPENSATION COMMITTEE Chairman MANUEL RÍOS NAVARRO Members JUAN ROSELL LASTORTRAS RAFAEL GONZÁLEZ-GALLARZA MORALES JUAN RAMÓN QUINTÁS SEOANE Secretary SALVADOR MONTEJO VELILLA Operations Review 31 endesa06

EXECUTIVE MANAGEMENT COMMITTEE Chairman Chief Executive Officer RAFAEL MIRANDA ROBREDO Members Executive Vice-President – Spain and Portugal JOSÉ DAMIÁN BOGAS GÁLVEZ Executive Vice-President – Latin America PEDRO LARREA PAGUAGA Executive Vice-President – Europe JESÚS OLMOS CLAVIJO Senior Vice-President – Finance and Control JOSÉ LUIS PALOMO ÁLVAREZ Senior Vice-President – Strategy CARLOS TORRES VILA Senior Vice-President – Human Resources GERMÁN MEDINA CARRILLO Senior Vice-President – Services and Technology ANTONIO PAREJA MOLINA Senior Vice-President – Communication GABRIEL CASTRO VILLALBA Senior Vice-President – Legal Adviser FRANCISCO DE BORJA ACHA BESGA General Secretary and Secretary to the Board of Directors SALVADOR MONTEJO VELILLA GENERAL MANAGEMENT COMMITTEE FOR SPAIN AND PORTUGAL Executive Vice-President – Spain and Portugal JOSÉ DAMIÁN BOGAS GALVEZ Senior Vice-President – Endesa Red JOSÉ LUIS MARÍN LÓPEZ-OTERO Senior Vice-President – Generation MANUEL MORÁN CASERO Senior Vice-President – Energy Management ALVARO QUIRALTE ABELLÓ Senior Vice-President – Retailing JAVIER URIARTE MONEREO General Manager of ENDESA in Aragon JOSÉ ANTONIO GUTIÉRREZ PÉREZ General Manager of ENDESA in Andalusia and Badajoz JOSÉ ANTONIO MARTÍNEZ FERNÁNDEZ General Manager of ENDESA in the Canary Islands JOSÉ MARÍA PLANS GÓMEZ General Manager of ENDESA in the Balearic Islands JAIME REGUART PELEGRÍ General Manager of ENDESA in Catalonia JOSEP MARIA ROVIRA VILANOVA Deputy Vice-President – Procurements JOSÉ MARÍA CÁMARA TERCERO Deputy Vice-President – Strategy, Regulation, the Environment and Sustainable Development JOSÉ CASAS MARÍN Deputy Vice-President – Human Resources MIGUEL ÁNGEL MARTÍNEZ FERNÁNDEZ Deputy Vice-President – Economics and Control JUAN MARÍA MORENO MELLADO Assistant General Manager – Spain and Portugal ENRIQUE VICENT PASTOR Communications Manager – Electricity Businessand Europe ANTONIO TORVÁ JORDÁN Deputy Technical Manager – General Management unitfor Spain and Portugal PILAR SEVILLA GARCÍA 32 Annual Report 2006 CORPORATE GOVERNANCE

MANAGEMENT COMMITTEE – ENDESA EUROPA Board Member-Executive Vice-President – Endesa Europa JESÚS OLMOS CLAVIJO General Manager Endesa Italia JOAQUÍN GALINDO VÉLEZ General Manager Endesa Francia ALBERTO MARTÍN RIVALS Deputy General Manager – Endesa Europa ANTONIO REDONDO CUESTA Economics and Control Manager – Endesa Europa CELIA ORDÓÑEZ GÓMEZ Energy Management Manager – Endesa Europa JOAQUÍN RODRÍGUEZ JADRAQUE Manager-Legal Advisor for Europe RAFAEL FAUQUIÉ BERNAL Gas Infrastructures Manager – Endesa Europa FRANCISCO PÉREZ THODEN VAN VELZEN Development Manager – Endesa Europa JOSE PABLO FEIJÓO MARTÍN Deputy Country Manager – The Maghreb JOSE LUIS ALFARO BOZALONGO Human Resources Manager – Endesa Europa PAOLO VENERUCCI Engineering Manager – Endesa Europa CARLOS TEMBOURY MOLINAMANAGEMENT COMMITTEE – ENDESA INTERNACIONAL Board Member-Executive Vice-President – EndesaInternacional PEDRO LARREA PAGUAGA Chairman of Enersis PABLO YRARRÁZABAL VALDÉS Chairman of Endesa Chile MARIO VALCARCE DURÁN Chairman of Chilectra JORGE ROSENBLUT RATINOFF General Manager-Energy Management – EndesaInternacional HÉCTOR LÓPEZ VILASECO Deputy General Manager of Business – Endesa Internacional JOSÉ MARÍA CALVO-SOTELO IBÁÑEZ-MARTÍN General Manager – Enersis IGNACIO ANTOÑANZAS ALVEAR General Manager – Endesa Chile RAFAEL MATEO ALCALÁ General Manager – Chilectra RAFAEL LÓPEZ RUEDA General Secretary – Endesa Internacional ALFONSO ARIAS CAÑETEMANAGEMENT COMMITTEE – ENDESA SERVICIOS Senior Vice-President – Services and Technology ANTONIO PAREJA MOLINA Assistant Senior Vice-President – Services and Technology MARIBEL FERNÁNDEZ LOZANO Deputy General Manager – Systems andTelecommunications RAMÓN CABEZAS NAVAS Innovation and Technology Management Manager JOSE ARROJO DE LAMO Corporate Purchasing Manager GONZALO MARTIN PICOLA Technical Manager ARTURO MALDONADO MAJADA Operations Manager JULIO C. CAMPILLO FERNANDEZ Deputy Manager – Planning and Economic Control MARÍA AMOR CALZADA CANALEJO Operations Review 33 endesa06

34 Annual Report 2006 GENERAL ECONOMICAND REGULATORY FRAMEWORK

01. INTERNATIONAL ECONOMIC SCENARIO The global economy posted year-on-year GDP growth of 4.9 percent in 2006 vs. 2005, despite the unfavourable impact of high oil prices which prevailed throughout most of the year. High crude prices (Brent prices reached an all-time high of USD78.3/bbl in August) had a hefty influence on the inflation rate, which stood at 3.1 percent at the end of the year, though oil prices did ease significantly in the final months of the year. The US posted sustained growth throughout the year, ending 2006 with a GDP increase of 3.3 percent, or 0.1 percentage point higher than in 2005. This growth was heavily underpinned by domestic demand. At the same time, the inflation rate stood at 2.5 percent, or 0.9 percentage points lower than that of the previous year. The US continued to run the substantial trade deficit which has characterised its economy in recent years, with foreign debt amounting to 75 percent of GDP. In currency markets, the dollar suffered a generalised depreciation, especially against the euro. Japan posted GDP growth of 2.2 percent, with an inflation rate of 0.3 percent. As for emerging economies, China maintained its rapid pace of expansion, with GDP growth of 10.4 percent and inflation of only 2.3 percent. 01.1.     EUROPEAN UNION The economy of the group of countries comprising the European Union grew in a stable fashion in 2006, with GDP growth of 2.7 percent, mainly thanks to the favourable performance of private consumption and investment and despite falling exports. Nevertheless, the performances of the different national economies was very diverse. While GDP in Spain, the Netherlands, Poland, Greece and Ireland was higher than the average, growth in Germany, Portugal, France and Italy was below it. The average inflation rate was 1.9 percent. 01.2. SPAIN The Spanish GDP rose by 3.9% in 2006. This growth rate was significantly higher than the EU average and was 0.4 percentage points higher than growth in 2005. The main factors driving this growth were domestic demand and investment in capital goods. Inflation stood at 3.5 percent, 1.3 percentage points higher than the EU average. This inflation differential led to a loss of competitiveness and the resulting trade deficit. Economic growth had a favourable impact on the unemployment rate, which was 8.5 percent at the end of 2006, compared with 9.1 percent at the same time a year earlier. LATIN AMERICA In recent years, Latin American economies have in general terms shown positive performance, based on high international prices for the raw materials they produce, low interest rates and improved domestic demand. Inflation among countries in the region is being kept reasonably under control by the monetary policies carried out by their respective central banks. As for economic performance in the countries in which ENDESA has a presence, it is worth pointing out that GDP in Chile rose 4 percent in 2006, in other words, 2.3 percentage points less than a year earlier. The inflation rate at year’s end was 2.6 percent, 1.1 percentage points higher than in 2005. Argentinean growth remained high, with a 8.5 percent GDP increase, against a backdrop of high inflation (9.8 percent), some 2.5 percentage points lower than the previous year. The high prices of Argentine agricultural products on the international market meant that the country’s trade surplus remained high. Brazil’s GDP growth was 3 percent in 2006, 0.7 points higher than a year earlier. This increase was accompanied by a decrease in the inflation rate, which stood at 3.1 percent, down from 5.7 percent in 2005. In Colombia, GDP rose 7.1 percent compared with 5.2 percent the previous year, and the inflation rate fell from 4.9 percent in 2005 to 4.5 percent in 2006. Meanwhile, Peru ended the year with a moderate inflation rate of 1.1 percent, and GDP growth of 7.4 percent, continuing the growth cycle its economy has enjoyed for six years. Operations Review 35 endesa06

02. REGULATORY FRAMEWORK IN EUROPE02.1. EU LEGISLATION 02.1.1.     The “Energy Package” While the “Energy Package” was only published at the beginning of 2007, its importance justifies its inclusion in this report. It was published on 10 January 2007 and is comprised of a wide array of documents which include the European Commission’s main analyses and proposals with regard to the EU energy market. It thus constitutes a fundamental element of the European Union energy policy strategic review ordered in October 2005 by heads of state and government at the summit held at Hampton Court (UK). The following documents make up the Energy Package: European Commission statement on an energy policy for Europe. The European Commission considers it essential to implement a common energy policy that is coherent in the short, medium and long term. As a starting point, it sets out a dual objective of limiting the European Union’s external dependence on hydrocarbon imports and fighting climate change through a progressive transition to more efficient energies and energies that produce fewer CO2 emissions. To this end, it sets as a principal strategic target for 2020 a reduction of at least 20 percent in CO2 emissions from energy use compared with 1990 levels. European Commission statement on outlook for EU electricity and gas market. The Commission states that the process of creating a European electricity and gas market is, at the moment, satisfactory, because considerable goals have been reached, though the potential exists for further benefits. To continue this progress, the Commission proposes a series of new measures, of which the following stand out: • Separate the assets of system operators from generators and suppliers. This is basically the model established in Spain, in which Red Eléctrica de España is the Independent System Operator and the main transmission company. • Enhance national regulators’ authority and achieve more effective coordination on a Europe-wide level. • Reduce anticompetitive behaviour in electricity and gas markets, increasing transparency, updating gas supply contracts signed prior to liberalisation, etc. • Establish a clear regulatory framework to guarantee substantial investments in electricity generation and infrastructure for natural gas imports, both of which are necessary to ensure supply in coming years. • Implement a series of measures to ease residential and commercial clients’ ability to switch supplier, eliminating regulated tariffs and reinforcing the functional separation of the distribution and supply businesses. Implementation reports on regulatory frameworks for gas and electricity in member states. These detailed reports form the basis of the measures presented in the previous paragraph. In the Spanish case, the report is quite critical of the regulatory situation. The report looks unfavourably on instability in the regulatory framework, the existence of regulated tariffs which distort the market, the failure to transpose important elements of EU Directives and the regulator’s scant independence. The Competition Directorate General’s final report from its industry investigation of the electricity and gas markets. This is a wide-ranging and thorough analysis begun in June 2005 to establish a detailed diagnosis of the situation in European energy markets. In February 2006, a preliminary report was released, in which some of the deficiencies noted in the study were identified, among which the high concentration of wholesale markets and vertical integration among companies stood out. The final conclusions are mostly in line with those outlined in the initial report. The European Commission considers it essential to both apply current competition laws and to develop new regulatory activities. It was announced that investigations into particular companies would take place, which could lead to fines or other structural measures. In May 2006, surprise inspections were carried out at some member states’ main gas and electricity companies, such as in Germany, France, Belgium, Italy, Austria and Hungary. No specific actions have taken place in the Spanish market, nor have any Spanish companies been involved. Indicative nuclear plan. The European Commission establishes a platform for discussion about the future of nuclear energy in the context of European energy policy. It holds that nuclear energy must be a part of the answer to the strategic priorities of ensuring supply, competitiveness and sustainability, since it is a technology that does not produce CO2 emissions. To this end, it is necessary to continue making progress in security, safe dismantling of obsolete power stations, and waste management. Commission Statement on sustainable electricity generation with fossil fuels: toward zero emissions in 2020. The European Commission recognises the importance of the contribution of fossil fuels to the security of energy supply. In 36 Annual Report 2006 GENERAL ECONOMIC AND REGULATORY FRAMEWORK

line with this, a favourable context will be established for the sustainable use of coal, and in particular, for the implementation of technological solutions for CO2 capture. Renewable energy road map. In March 2006 the European Council called for the European Union to become world leader in renewable energies. To achieve this, it drew up a road map with a target for 20 percent of the energy mix to derive from renewable sources in 2020. This European target will translate to obligatory national objectives, taking into account each member state’s different circumstances. Commission statement on progress in renewables. This statement ranks countries by their level of progress in renewable energies. Spain is in the lead group, that is, countries whose current renewable promotion policies mean that they will reach targets. Commission Statement on progress in bio fuels. Sets a target for bio fuels to account for 10 percent of transpor fuels in 2020. Priority interconnection plan. This plan defines the Spain-France interconnection as a key infrastructure in the development of the European market and notes the existence of difficulties posing obstacles to its development. Strategic plan for energy research. 02.1.2. Specific European Commission actions involving Spain The European Commission has opened two infraction proceedings against Spain for the incorrect transposition of or poor application of electricity and gas Directives. In April 2006, the Spanish government received letters of formal notice, which constitute the first step in the infraction procedure. On 12 December, the Commission sent two reasoned opinions, which complete the second phase of the infraction procedure, and on 25 January 2007 the European Commission announced a formal investigation. The European Commission also filed a complaint against the Spanish government before the European Court of Justice for failure to notify it of transpositions of the electricity and gas Directives. In the case of the Gas Directive, on 16 November the Court found against Spain. The European Commission has also started proceedings against Spain for Royal Decree Law 4/2006 which widened the functions of the National Energy Commission (CNE), a decision discussed in greater detail in the section in this chapter related to Spanish regulatory news. 02.1.3.     Directive on security of electricity supply and infrastructure investment Following its approval by the council of ministers, this Directive was published in the Official Journal of the European Union on 4 February 2006, the culmination of the process the European Commission started in 2003. The Directive’s objectives are to make a contribution towards ensuring a secure supply of electricity and the correct working of the European electricity market, ensuring appropriate generation capacity, a balance between supply and demand, and adequate interconnection capacity among member states. The Directive highlights, among others, the following points: • The need for a stable regulatory framework. • The importance of a liquid wholesale market that gives adequate price signals for generation and consumption. • Member states’ obligation to set up a regulatory framework that facilitates investment by managers of transport and distribution networks. 02.1.4.     Approval criteria for National Allocation Plans for emission rights for 2008-2012 By 29 November 2006, 19 member states had notified the European Commission of their National Allocation Plans for emission rights for the period 2008-2012. The plans drawn up by Germany, Greece, Ireland, Latvia, Lithuania, Luxembourg, Malta, Slovakia, the UK and Sweden were reviewed and commented upon by the Commission, which standardised the criteria for analysis of the volume of rights to allocate, and other aspects. As a result of this review, the European Commission applied a reduction of 6 percent to the total volume allocated by these 10 member states in their plans, and likewise lowered the threshold for using flexible mechanisms for the cases of Ireland and Sweden. 02.2.     REGULATORY PROVISIONS IN THE SPANISH ELECTRICITY SECTOR 02.2.1. Electricity tariff for 2006 Royal Decree 1556/2005, of 28 December, set the 2006 electricity tariff, applying the tariff methodology introduced by Royal Decree 1432/2002, of 31 December. Approval was given for a 4.48 percent increase in the average or reference tariff. Domestic supply tariffs (2.0 and 2.0N) Operations Review 37 endesa06 increased by 4.48 percent and the remainder by around 5.05 percent, with the exception of tariff D, applied to distributors covered by Transitional Provision Eleven of Law 54/1997, which increased by 7.43 percent. Access tariffs applicable in the deregulated market increased an average of 2.86 percent. In addition, this Real Decree called for an additional review of the tariff in July 2006, to reflect mainly the settlement deficit for 2005. This additional review was carried out through Royal Decree 809/2006, of 30 June, which resulted in an additional increase of 1.38 percent in the average reference tariff (0.8 percent for domestic users, and small and medium-sized business clients, and 6 percent for industrial users). With this Royal Decree, it was decided that the regulated activities deficit for 2005, whose final amount was set by Royal Decree 1634/2006 at Euro 3,830 million, will be recovered in 14.5 years, while recognising the possibility of granting these rights to third parties, a move the electricity companies holding them carried out at the end of 2006. Meanwhile, this Royal Decree repealed the maximum 1.4 percent limit on tariff increases that had been introduced by Royal Decree 1432/2002 on tariff methodology. 02.2.2.     Electricity tariff for 2007 Royal Decree 1634/2006, of 29 December, established the 2007 tariff introducing substantial differences with respect to previous years in the methodology for deciding the rate. This Royal Decree also introduced several regulatory measures intended to improve the functioning of regulated activities and favour competition. Among new measures incorporated in this Royal Decree are the following: GENERAL ECONOMIC AND REGULATORY FRAMEWORK Change vs. previous year CPI Nominal price Real price performance Source: Royal Decree tariffs -10 -8 -6 -4 -2 2 4 6 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2.92 3.96 4.00 -3.00 -3.63 -4.85 0.32 5.92 -3.11 -8.47 3.74 3.23 3.21 1.41 0.00 -1.52 -1.95 -1.46 0 2.01 -5.57 -3.54 -0.93 3.24 1.72 1.65 -8.25 -4.12 -4.92 -4.97 2.71 2.60 1.71 2.60 2007 2.25 4.30 2.00 Cumulative 3.2 6.8 9.9 14.2 17.3 22.0 34.1 37.5 -7.6 25.2 29.2 5.3 0.0 -40 -30 -20 -10 0 10 20 30 40 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 0.0 -19.7 -29.5 -32.0 -32.6 -34.9 -32.8 -33.6 -7.9 -3.1 -26.5 -12.4 -3.0 -6.5 -11.7 -17.3 -17.0 -15.7 -12.7 -14.2 0.0 -16.0 2007 40.3 -3.6 -31.3 38 Annual Report 2006 EVOLUTION OF ELECTRICITY PRICES IN SPAIN (%)

• A reasonable forecast of the price of energy in 2007, both for the mainland and non-mainland. However, given that adaptation of the tariff to market prices is intended to be carried out gradually, a quarterly tariff review mechanism is introduced, at the same time that the regulated activities settlement deficit is recognised in advance, which will be recovered through a surcharge on electricity tariffs and which can be granted to third parties. • An additional improvement in the distribution business’ remuneration of Euro 500 million, while the thresholds required of distributors for service quality are made stricter. • Primary energy emissions (virtual capacity auctions) starting in July 2007. This is a mechanism through which a generator auctions the right to use part of its capacity, in the form of options for physical delivery, which has been used to boost liquidity in some wholesale markets, such as France. The average tariff increase established in the above-mentioned Royal Decree is 4.3 percent, with an average rise for residential tariffs of 2.8 percent, though it differs depending upon the capacity contracted (clients with greater contracted capacity pay a higher price per KWh consumed) For industrial tariffs, the average rise is 6.4 percent. Finally, access tariffs dropped by an average of 10 percent. 02.2.3. Electricity generation market On 24 February, Royal Decree 3/2006 was approved, with a dual function outlined in its statement of purpose: • On one hand, “the evolution of electricity prices in the day ahead market since the end of 2005 suggests the need to promote in a decisive manner the negotiation of bilateral physical contracts, especially in the case of market players belonging to the same corporate group who make simultaneous buy and sell offers of energy for the same programming period”. • On the other hand, “internalising the value of greenhouse gas emission rights in price setting in the wholesale electricity market requires this situation to be reflected by reducing by equal amounts the remuneration to generation units affected.” On the basis of these arguments, the Royal Decree Law introduced two regulatory modifications with a large impact on the functioning of the wholesale electricity market: • First, it established that energy bought and sold within the same corporate group would be assimilated in a bilateral contract for physical delivery. This energy would be provisionally charged to distributors by the CNE at Euro 42.35/MWh, although it specifies that this amount will be reviewed based on objective and transparent prices in electricity markets. This modification, which took immediate effect, will remain in place until a rule is developed through which distribution companies negotiate their energy purchases using bilateral contracts for physical delivery. • Second, it established the possibility of reducing remuneration for the generation business of companies that received free emission rights by “an equivalent amount” to the value of the greenhouse gas emission rights allocated for free. The Government has announced that this will be effective as of July 2007. The 2007 Royal Decree on tariffs states that, starting 1 January 2007, the recognised price for energy assimilated in bilateral contracts will be the market price, thus on that date normal functioning of the system was re-established. 02.2.4. Energy acquisition by distributors and Iberian Electricity Market (MIBEL) In 2006 several rules designed to regulate the acquisition of energy by distributors through bilateral physical contracts were approved or proposed aimed at reducing purchases in the day ahead market and giving the electricity tariff greater stability. On 5 July 2006, ITC Order 2129/2006 came into force, which regulated forward electricity contracting by distributors in the second half of that year. With this Order, distributors were required to acquire 5 percent of their sales from tariff clients through the purchase of “futures contracts with physical delivery” in spot auctions managed by Operador del Mercado Ibérico Polo Portugués (OMIP). With this rule, the intention is to give a degree of liquidity to the Iberian Electricity Market (MIBEL) spot market, which recently started operating, and to translate to the Spanish judicial framework the transitory purchasing obligation on distributors through OMIP, as outlined in the Santiago agreement of October 2004. On 30 December 2006, Ministerial Order ITC/3990/2006 was published, extending this mechanism to 2007 and increasing to 10 percent the percentage of demand to be acquired by each distributor, as agreed at the Spanish-Portuguese Summit in Badajoz in November 2006. Also in December, the Ministry of Industry, Tourism and Commerce announced a Ministerial Order putting into operation a mechanism for bilateral contracts based on auctions of the energy solicited by distributors. endesa06 Operations Review 39

02.2.5.     Competition Transition Costs (CTCs) On June 23, the Spanish cabinet passed Royal Decree Law 7/2006, adopting emergency measures for the energy sector. This Royal Decree marked the repeal of the sixth transitory measure of Decree Law 54/1997 for the Electricity Sector, which gave rise to suppression of competition transition costs (CTCs). The Royal Decree Law includes the possibility of approving extraordinary plans for companies with special financial difficulties, as well as a system of premiums, up to a maximum of Euro 10 per MWh generated, allowing preferred entry into operation of plants that use home-grown energy sources, while maintaining the extraordinary plans and incentive systems for the use of domestic coal that existed at the date of it coming into force. 02.2.6.     CHP/Renewables In December 2006, the government presented a Proposed Royal Decree to regulate the CHP/renewables electricity production business, taking the place of Royal Decree 436/2004. This modification is in response to Royal Decree 436/2004, which stipulated that a review must be carried out in 2006. The draft of the proposed Royal Decree aims to do two things: • Reach the targets for electricity generation from renewable sources set out in the 2005-2010 Renewable Energy Plan for all those technologies whose development has been insufficient, through the increase of the corresponding tariff. • Guarantee a balanced reduction in special regime production, through the establishment of a maximum and minimum remuneration in function of the generation market price. 02.2.7. Island and non-mainland systems On 30 March 2006, the Industry, Tourism and Commerce Ministry approved Ministerial Orders ITC/913/2006 and ITC/914/2006 culminating the development process for specific regulations for the island and non-mainland electricity systems, begun with Law 54/1997, of the Electricity Industry, and later with Royal Decree 1747/2003. The Orders approved develop the methodology for calculating capacity payments and fuel costs, as well as a procedure for delivery and compensation for energy in these systems. The remuneration scheme established by these Orders for the generation business includes recognition of the costs associated with its development in these systems: investment, operation, maintenance, and fuel costs. 02.2.8.     Transposition of Electricity Directive In 2006, a Proposed Law was making its way through parliament that would modify Law 54/1997 to adapt it to Directive 2003/54/EC regarding common rules for the EU electricity market. The revision mainly affects the disappearance of tariffs and the introduction of supply of last resort. It key aspects are as follows: • The Proposed Law states that the disappearance of the integral tariff will take place on 1 January 2011. From that date, only one tariff of last resort will exist, the one for domestic users, and small and medium-sized businesses with contracted use of less than 50 kW. Several amendments to the Proposed Law have been suggested which would move forward by at least two years the disappearance of the integral tariff. • Supply of last resort will be the responsibility of suppliers upon which this obligation will rest. • Distributors will be the managers of the distribution networks they own, eliminating the concept of electricity zones. • The Office of Supplier Changes will be created to supervise switching gas and electricity suppliers, and will be comprised of distributors and suppliers. • Distributors will be authorised to use their networks for the development of telecommunications services, though they must keep separate accounts for this business. 02.2.9. National Allocation Plan for Emissions Rights (NAP) On 24 November, Royal Decree 1370/2006 was approved regarding the National Allocation Plan (NAP) on greenhouse gas emission rights for 2008-2012, and was then sent to the European Commission for its definitive approval. The NAP establishes a new emissions target for Spain in the period. Emissions must not surpass those of 1990 by more than 37 percent. The Kyoto Protocol and European regulation set a limit for Spanish emissions of 1990 plus 15 percent. The difference between the 15 percent and the 37 percent will be covered using CO2 sinks and credits from Clean Development Mechanisms or Joint Implementation (emission rights corresponding to emission reduction projects in other countries). 40 Annual Report 2006GENERAL ECONOMIC AND REGULATORY FRAMEWORK

To achieve this goal, effort is shared among industries regulated by Directive 2003/87/EC (45 percent of emissions) and other industries (55 percent of emissions). The NAP allocates 144.9 million tonnes of CO2/year for regulated industries: 73.6 million tonnes of CO2/year for industrial sectors, 17.2 million of tonnes of CO2/year for cogeneration and 54.1 million tonnes of CO2/year for the electricity industry. In addition, it allocates a reserve for new entrants of 7.8 million tonnes of CO2/year, common for all sectors. With this allocation, the electricity sector assumes all of the forecast emissions deficit, while industrial sectors receive free allocations for the totality of expected emissions. The electricity industry’s allocation represents only 51 percent of its real emissions in 2005, or 65 percent of the emissions the government forecasts for the period 2008-2012. The NAP establishes the criteria to be used to carry out distribution by facility in the electricity industry. Allocation among coal-fired plants will partly take into account commitments regarding the use of domestic coal and investments in desulphurisation systems and boiler conversion. At the same time, combined cycle plants receive free allocation as a result of operating forecasts in line with the principles outlined in the energy plan. This gives a more even-handed treatment to the two main thermal technologies, unlike the previous NAP 2005-2007. As for island and non-mainland electricity systems, the emission rights deficit that could occur in them is regarded as a cost to be remunerated in the regulation governing these systems. The NAP 2008-2012 sets a limit of 70 percent of the allocation for use of credits from Clean Development Mechanisms and Joint Implementation in the case of electricity, and 20 percent in other regulated industries. 02.2.10.     National Energy Commission (CNE) On 28 February 2006, Royal Decree 4/2006 of 24 February was published modifying the CNE’s fourteenth function. This function previously stated that the CNE was responsible for granting authorisation for the acquisition of stakes in commercial companies by companies involved in regulated businesses. The new version included in the Royal Decree 4/2006 extends the exercise of this function to the following cases: • Companies carrying out activities which are subject to some special regulation (nuclear power stations, coal-fired plants with significant use of domestic coal, non-mainland and island electricity systems, natural gas storage or natural gas transport destined for Spain through international gas pipelines). • Any subject intending to acquire a stake of more than 10 percent of a company’s capital or a stake giving it significant influence in a company that, alone or through group subsidiaries, carries out any of the above mentioned activities. • When assets necessary to carry out any of the above mentioned activities are directly acquired. Authorisations may be denied due to the existence of significant risks or negative impacts, whether direct or indirect, on the above mentioned businesses, protection of the general interest in the energy sector and industrial policy objectives, or for any other issue of public safety, in particular, security and quality of supply or safety compared with an investment’s risk or insufficient maintenance of infrastructure. The European Commission has opened infringement proceedings against Spain for expanding the CNE’s functions with this Royal Decree. 02.2.11. Autonomous Communities As part of Service Quality Plans established by Royal Decrees on tariffs, in 2006 several Action Agreements were signed with Autonomous Communities in which Endesa has a presence, with the goal of carrying out investments in areas in which quality benchmarks established for the distribution business have yet to be reached. These investments are cofinanced by ENDESA, the Autonomous Community affected and the electricity tariff. The government regulation was complemented in 2006 with Autonomous Community rules which, in some cases, implied a tightening of requirements for quality, environment or facilities. Among rules affecting ENDESA’s distribution business are a Law regulating the special regime for the city of Barcelona, which outlines an obligation to bury electricity lines within city limits and birdlife protection measures in Andalusia and Extremadura. 02.3.     REGULATORY ISSUES IN THE PORTUGUESE ELECTRICITY SECTOR 02.3.1. National Allocation Plan for Emissions Rights In October 2006, Portugal’s Cabinet of Ministers passed a joint proposal from the Environment and Economy ministries Operations Review 41 endesa06 to approve the Portuguese National Allocation Plan (NAP) for greenhouse gas emission rights for the period 2008-2012. The proposal was then sent to the European Commission for final approval. The NAP sets that emissions in 2012 must not increase more than 27 percent over 1990 levels, for a total of 77 million tonnes of CO2 per year. The NAP allocates 32.8 million tonnes of CO2 per year to regulated businesses with with 9.1 million tonnes of CO2 per year for industrial sectors, 1.5 million tonnes of CO2 per year for combustion (LCPD) plants and 22.2 million tonnes of CO2 per year for the electricity industry. With this allocation, the electricity sector assumes all of the forecast emissions deficit, while industrial sectors receive free allocations for the totality of expected emissions. In addition, it allocates a reserve for new entrants of 5.1 million tonnes of CO2 per year, common for all sectors. The NAP likewise indicates that existing electricity industry facilities will receive emission rights in proportion to their historic emissions and that all new combined cycle plants will receive the same allocation, proportional to 5,000 hours per year of operation. In summary, the Portuguese and Spanish electricity industries must bear the entire deficit of each country. However, in relative terms, the effort that the Spanish electricity industry must make is much greater, since the allocation granted to it will mean a deficit of 35 percent of the emissions forecast for the period 2008-2012, compared with 17 percent for the Portuguese industry. 02.3.2.     Electricity tariff for 2007 The regulator ERSE has announced the electricity tariff revision for 2007 in Portugal. This revision increases the Tariff for Final Sales to Clients (equivalent to the average reference tariff in Spain) by 6.2 percent from 2006. By segments, the tariff rise is 6.7 percent for large and medium-sized clients and 6 percent for commercial and domestic clients. This increase is based, among other reasons, on the need to recover the deficit produced in 2006 by the cross-subsidy from low voltage customers to all other customers that must be gradually corrected, and by high fuel costs. 02.4.     REGULATORY ISSUES IN THE ITALIAN ELECTRICITY SECTOR 02.4.1. Market and tariff liberalisation The Italian electricity market should be fully liberalised by 1 July 2007 in accordance with Directive 2003/54/EC. The regulator, along with industry players, carried out an analysis of the market situation aimed at identifying problems and critical issues that could limit the development of competition. As a consequence of this analysis, a regulatory framework is being defined which is oriented toward developing competition while still protecting small customers and guaranteeing supply continuity. Changes have also been made in the market functioning structure (Borsa Elettrica), in the following aspects: • In the Delibera 293/05 a new wholesale market framework was defined for 2006. This represents a step forward in the economic dispatch of output and introduces adjustments to bring the regulatory framework up to date as regards nonprogrammable renewable energy sources. • With Delibera 165/06, rules for the Dispatch Services Market (MSD) are modified in order to limit the costs of this market’s services borne by the system operator (TERNA), and in this manner reduce final prices paid by customers. The market structure remains basically the same compared with the original, that is, based on two types of energy markets (the day ahead market and the balancing market) and the Dispatch Services Market (MSD). With the Delibera della Autorità per l’Energia 104/06 the authorities confirmed the remuneration mechanism for 2006 for operators making their plants available on days critical for meeting national demand. The mechanism is based on specific remuneration decided by available capacity on critical days and another, later, remuneration only applicable if an operator’s annual income is inferior to a reference amount published by the Autorità. On the basis of this Delibera, in 2006 Endesa Italy received Euro 12.8 million and is due to receive payments stemming from capacity made available in November and December 2006. Ministerial Decree Attività Produttive of 23 June 2005 defines and quantifies the “stranded costs” assigned to each operator, to cover non-recoverable costs stemming from the liberalisation process. The Decree stipulates, among other things: • Payment structure of “stranded costs” for the period 1/07/05 – 30/06/06. 42 Annual Report 2006GENERAL ECONOMIC AND REGULATORY FRAMEWORK

• That the remaining amount be paid quarterly by 31 December 2009. As a result of this Decree, Endesa Italy should receive Euro 169.1 million for this category. Currently, it has received Euro 160.7 million and is pending receipt of Euro 10.2 million. 02.4.2. Measures to counter the natural gas supply crisis Another noteworthy issue in 2006 was the natural gas supply crisis from January through March (Emergenza Gas), which was prompted by Russia cutting supplies of this fuel to Europe. In Italy, the crisis was resolved by Decree Law 19/06, which obliged power stations that could operate with fuel-oil to maximise their use of this energy source. These measures reduced output at plants using natural gas and implied changes in the management of total production, with the corresponding costs. In the case of Endesa Italy, plants affected were Tavazzano 8, Tavazzano 7, Ostiglia 4 (the three are bi-combustible, i.e. they can run on either fuel-oil or natural gas), and Monfalcone 3 and Monfalcone 4 (both use only fuel-oil. Decree Law 19/06 allows recovery of additional costs incurred by companies in the Emergenza Gas solution, according to criteria outlined by l’Autorità in Delibera 178/06, though the total amount corresponding to each operator has yet to be decided. Operations Review 43 endesa06

02.4.3.     National Allocation Plan for Emissions Rights (NAP) The National Allocation Plan (NAP) for CO2 quotas for the period 2008-2012 was published in mid-December, as stipulated by Directive 2003/87/EC. The draft NAP was sent to the European Commission for approval. Following its approval, a consultation period with all interested operators will begin. 02.5.     REGULATORY PROVISIONS IN THE FRENCH ELECTRICITY SECTOR 02.5.1. Energy industry Law 2006-1537 French gas and electricity markets will be fully open as of 1 July 2007, following EU directives. The liberalisation process continued in 2006, though at a slow pace: : in the first quarter of 2007, the liberalised market accounted for only 25 percent of energy use, and alternative suppliers have very little weight compared with Electricité de France (EDF), which serves most of the country’s clients. Worth noting was the rise in wholesale electricity prices, in line with a price increase in the rest of Europe. French customers who buy electricity in the liberalised market, mainly large consumers, were affected in 2006 by repeated increases in their electricity bills, while the regulated tariff, to which they were unable to return, remained unchanged. Pressure from large consumers prompted the French government to introduce, in the new energy sector Law 2006-1537 of 7 December, a new regulated tariff, valid during a two-year transitory period, for clients who had switched to the liberalised market. The tariff will be levied by suppliers, who will be reimbursed for the losses they incur by the electricity tax as well as payments from large hydropower and nuclear producers (EDF and Electrabel). The same law also transposes EU directives and authorises the partial privatisation of Gaz de France (GDF) in July 2007 – 34 percent will remain the property of government agencies. Nevertheless, EDF will remain a state company. 02.5.2. New energy objectives The French government on 7 July 2006 published a decree, based on its 2005 multi-annual investment program (PPI), which sets new energy targets through 2015: boost wind capacity to 17,000 MW (of which 4,000 MW will be offshore) and increase hydro output by 2,000 MW. As for gas-fired generation, the target is at the low end of PPI, with 3,000 MW installed capacity. On 10 July, the government revised upward the terms of purchase for electricity generated from renewable sources. By individual decree and in the framework of energy economy certificates, on 27 September the government assigned to Endesa France (Snet’s new brand name) an energy savings target for supplied clients (white certificates) of 51.8 GWh in the period between 1 July 2006 an 30 June 2009. This objective is the result of dividing the national energy sector target, which is 30.7 TWh in the same period. 02.5.3.     National Allocation Plan for Emissions Rights (NAP) With regard to compliance with the Kyoto Protocol, the French National Allocation Plan for 2008-2012, which had been sent to the European Commission on 15 September, was returned to the government for modification. On 27 December, the government sent a new plan to Brussels, reducing global allocations by 17 percent compared with the first version. 02.6.     REGULATION OF THE NATURAL GAS BUSINESS IN SPAIN 02.6.1. Gas tariffs in 2006 The principle regulatory news in the gas industry in 2006 was comprised of Ministerial Orders on the economic regime for the gas system for 2006, of 27 December 2005: • Disappearance of regulated tariffs for large industrial clients (groups 1, 2.5 and 2.6) and interruptible contracts, fuel-gas stations among them, with all of these consumers moving to the liberalised market. • Creation of an interruptible fee for the liberalised market. • The cost of raw material was Euro 2.0213 c~/kWh, 14 percent higher than the previous price. • Average tariff increases were between 4.26 percent for group 3, which includes domestic tariffs, and 10.75 percent for large industrial consumers. • The re-gasification fee was unchanged, the LNG storage fee rose 10 percent, while the transport and distribution fee dropped 1.3 percent. Apart from these items, gas natural tariffs for domestic and small industry clients and the cost of gas as a raw material, which are reviewed every three months, were unchanged in 2006. 44 Annual Report 2006GENERAL ECONOMIC AND REGULATORY FRAMEWORK

02.6.2.     2007 tariff and other regulatory issues Ministerial Orders approved for 2007 introduced the following items, among others: • Establishes a new remuneration scheme for the re-gasification and underground storage businesses. • Eliminates the current use incentive for re-gasification plants and includes a considerable reduction in its remuneration, which will be based on net rather than gross asset values. . In this manner, the remuneration methodology of these facilities is brought into line with that used for non-mainland generation or that used for electricity distribution. • Promotes construction of underground storage facilities to encourage system flexibility. • LNG storage fees increase by 50 percent and by 20 percent for the fixed term of underground storage. • From 1 July 2007, regulated market tariffs are to be eliminated for industrial customers (groups 2.1, 2.2, 2.3 and 2.4), as these customers move into the liberalised market. Starting from that date, only domestic-commercial consumers may buy electricity in the regulated market. • Raw material costs rose 4.8 percent in January, compared with the previous price, which translates into an increase of about 4.4 percent in industrial tariffs and 2.2 percent for domestic-commercial tariffs. 02.6.3.     Transposition of Gas Directive On 1 November 2006, the Cabinet approved the proposed law to modify the Hydrocarbons Act in order to adapt it to the EU Gas Directive (2003/55/EC). Among the changes introduced by this law the following are noteworthy: • Establishes the functional separation of the technical management of the gas system from the transport business. • Transmission companies are not allowed to put gas into the system, and distributors are banned from supplying gas to clients in the regulated market. • Eliminates existing tariffs and introduces a last resort tariff from 1 January 2008. Only domestic-commercial consumers can use this tariff. This supply shall be carried out by suppliers designated as suppliers of last resort, a category regulated by the same draft law. • Creates the Committee to Monitor the Technical Management of the Energy System, to be composed of representatives of the Industry Ministry’s General Energy Secretary, the Technical System Manager for gas, the Electricity System Operator, CORES (Corporation for Strategic Reserves of Petroleum Products) and the CNE. • The committee’s purpose will be to monitor the changeover of customers from the tariff regime to the liberalised market. 03. REGULATORY FRAMEWORKIN LATIN AMERICA 03.1.     CHILE In 2005 Chile approved the “Ley Corta II” law, the primary aim of which is to establish conditions that will permit better development of the electricity sector. The law allows generators and distributors to trade energy through long-term tenders of up to 15 years, at a fixed price in dollars and indexed over time. In 2006 tenders for up to 11 TWh/year were carried out, in which all distributors and generators took part with Endesa Chile and Chilectra meeting their goals of ensuring long-term supply and purchase of energy. The “Ley Corta I” also established a new methodology for review of subtransmission remuneration with new tariffs for this business being published in November 2006 which will be valid for four years. Subtransmission corresponds to medium-or high-voltage transmission networks which exclusively supply consumers in the concession areas of distribution companies and which do not belong to the main transmission system or form part of distribution networks. The change in methodology meant a reduction in remuneration, later ratified by the Panel of Experts (an arbitration entity which resolves technical discrepancies in the industry), which Chilectra attended, as did the rest of the companies in the sector (33 in all). Chilectra appealed against the implementation of this decision and is awaiting the outcome. 03.2.     COLOMBIA In December 2006, the remuneration scheme which generation companies receive for their plants’ installed capacity, the “Capacity Charge,” was replaced by the so-called “Reliability Charge”. Operations Review 45 endesa06

This change includes a transition period of three to four years, during which allocation will be carried out on a pro-rata basis with regard to the energy capacity committed by operators. Following the transition period, allocation will be made through market tenders of up to 20 years for new generation projects, while existing ones will have prices set on an annual basis aimed at achieving improved earnings from this item. 03.3.     BRAZIL In the distribution segment, the annual tariff revision for Coelce was carried out. This resulted in an increase of 10 percent being approved to take effect in April. For Ampla, the tariff increase resulting from the revision was 2.9 percent starting in March. It is worth pointing out that the increases corresponding to the portion of income managed under the tariff (Parcel “B” or VAD) outpaced inflation in the year affected. Separately, ANEEL (Agência Nacional de Energia Elétrica) approved a new methodology to be applied in the second cycle of distribution tariff revisions. In general terms, the decision reduces regulatory risks for tariff revisions for the period 2007-2009, since it affords less discretion in the calculations. In particular, a safeguard of the Remuneration Base is established for two tariff periods along with the criteria for its valuation: price banks for generation costs and facility maintenance, adjustments in the calculation of the Weighted Average Cost of Capital (WACC) and criteria for definition of losses, among other aspects. In addition, on 28 November the ANEEL announced Resolution 237, which acknowledges the concept of Observed Availability as defined in Resolution 231 of September of the same year, and which takes into account the non-availability of gasfired power stations due to a lack of this fuel. The Resolution determines that this availability must be considered by ONS (National Electricity System Operator) in programming of short-term dispatch, and with a valid chronogram, in medium-term programming. Nevertheless, generators which expect that they will not be able to be evaluated using these criteria will be allowed to carry out dispatches in a different manner, for which a specific methodology must be developed. Finally, on on 28 November the Ministry published Portaria 294, which allows distribution companies with contracts for energy imports to hold tenders for energy a year ahead of schedule (so-called A-1) and allows the resulting adjustment in contracts. The Resolution allows the tariff on these contracts to be fully reassessed, which gives greater flexibility and allows companies to adjust to a more realistic supply situation. 03.4.     PERU On July 5 a Law for the modification of the Electricity Concessions Law was passed which permits energy purchases among generation and distribution companies, now carried out entirely at “busbar price” and defined by the regulator annually, to be carried out through energy tenders covering periods of up to 10 years. In addition, it improves some functions and the make-up of the body responsible for system operation and dispatch, and it defines additional mechanisms to ensure the development of the electricity sector, especially the expansion of transmission. On 16 December, the President of the Republic, along with the head of the Cabinet, the Minister for Energy and Mines and the Minister of Economy and Finance, signed Decreto de Urgencia 35, which “removes the risk in the electricity market caused by a scarcity of electricity supply contracts between generators and distributors” and which establishes agreement between these operators, public and private, to meet demand for 2006 without the support of contracts. As a result, at the end of 2006, tenders for up to 1,500 MW were carried out, in which distribution and generation companies participated, with Edegel meeting its objectives of assuring the placement of energy in the medium term. 03.5.     ARGENTINA Since 2002 Edesur has been negotiating with the Argentine government to find a way and timescale to bring distribution tariffs back into line with levels existing before the enactment of the Emergency Law in 2002. On 15 June 2005 Edesur and the Argentine government reached an agreement which materialised in the signing of a Memorandum of Understanding through which the Executive authorised a tariff increase starting in November 2005. On its part, Edesur vowed to undertake to persuade shareholders to suspend and later withdraw the lawsuit it had filed with CIADI (Centro Internacional para el Arreglo de Diferencias relativas a Inversiones) as benchmarks laid out by the Agreement as conditions for withdrawing the lawsuit were met. The Arbitration Court agreed to suspend the CIADI process for a year as of March 2006. Ratification of the Memorandum of Understanding on the part of the Executive occurred on 28 December 2006, with the 46 Annual Report 2006 GENERAL ECONOMIC AND REGULATORY FRAMEWORK

corresponding presidential decree. The Regulator approved application of the new tariff structure, as of 1 February 2007, with a 38 percent increase in the distribution tariff. In addition, and according to the conditions of the agreement, the tariff rise shall be acknowledged from November 2005, when the Agreement originally became valid. The integral tariff revision, likewise outlined in the Agreement, will take place in February 2008. As part of the same framework, in December Argentina passed Law 26.204, postponing until 31 December 2007, Laws 25.561 for Public Emergency and its complementary laws, including Law 25.790, which forces the re-negotiation of contracts for works and services affected by the public emergency. In the generation business, on 17 October 2005 generation operators signed a Definitive Agreement with the Secretariate of Energy (SE) for the management and operation of projects for the readaptation of the Wholesale Electricity Market (WEM). Under the terms of this agreement, generation companies have undertaken to contribute their borrowings (Government debt with the generation companies) to the construction of an additional 1,600 MW of capacity in the form of two combined cycle plants, each with a capacity of 800 MW. The plants are slated to start operating in open cycle mode in 2008 and in combined cycle mode in 2009. The respective trusts were set up in 2006, so that the companies would have funds. At the same time, the turnkey contract for the facilities was awarded, with work getting underway. Also during 2006, the tariff surcharge of 3.6 Arg$/MWh was levied on clients using more than 10 kW, to finance said construction (Res. 1866/2005). The agreement will provide the Argentine electricity system with a larger reserve margin and, therefore, greater security of supply, as well as gradually restoring the regulatory framework. Lastly, and due to the sharp increase in demand forecast for coming years, in September, the Secretariate of Energy announced Resolution 1.281 on security of supply, which basically encourages emergency energy, at semi-free prices, gives priority of supply to domestic users, and medium and small businesses (protected demand) and imposes surcharges on large consumers (of more than 300 kW) for consumption exceeding their 2005 usage. Operations Review 47 endesa06

48 Annual Report 2006 2006RESULTS

Operations Review 49 endesa06 FINANCIAL DATA (In millions of Euros) Financial data for 2004, 2005 and 2006 has been prepared under International Financial Reporting Standards ( IFRS), while Spanish Generally Accepted Accounting Principles (GAAP) was used for previous years. 2002 2003 2004 2005 2006 INCOME AFTER TAX AND MINORITIES 1,270 1,312 1,253 3,182 2,969 EBIT 3,582 3,144 2,846 4,244 5,239 FINANCIAL DEBT* 22,747 17,250 18,698* 18,281 19,840 EBITDA 5,278 4,750 4,521 6,020 7,139 DIVIDEND PER SHARE (~)** 0.68 0.70 0.74 2.40 1.64** * Figures at 01.01.05. ** Proposal to the 2007 General Shareholders’ Meeting.

FINANCIALDATA01. KEY FIGURES Net income ENDESA reported net income of Euro 2,969 million in 2006, 6.7 percent less than in 2005 when net capital gains of Euro 1,115 million from the sale of Auna, the Spanish telecommunications group were recorded. Stripping out capital gains from asset sales from both years, net income in 2006 was Euro 2,576 million, up 40 percent over 2005. These results reflect ENDESA’s best estimate of the impact of Royal Decree Law 3/2006 based on information available as of the 2006 close, specifically the provisions of the aforementioned legislation and the National Energy Commission’s (CNE) interpretation thereof. These estimates were compiled based on analysis of the various scenarios arising from a reasonable interpretation of Royal Decree Law 3/2006.The positive or negative differences generated by each of the scenarios contemplated to the amounts recognised in the 2006 accounts are in no instance material to the Group’s overall financial statements The Ministry of Industry, Tourism and Commerce has announced that the definitive amount of the deficit from regulated activities will not be known before June 2007, therefore any differences between that amount and the figures recorded in the 2006 accounts will be recorded in 2007. Net income for electricity businesses. The business in Spain and Portugal posted net income of Euro 1,843 million in 2006, an increase of 35.7 percent over 2005. This includes Euro 186 million of higher compensation, net of tax, from the non-mainland generation deficit for the period 2001-2005 pursuant to the Ministerial Orders passed on 30 March, 2006 and is Euro 137 million lower due 50 Annual Report 2006 2006 RESULTS

NET INCOME 2006 % chg. vs. % of total in % of total in ~ Million 2005 2006 2005 Spain and Portugal 1,843 35.7 62.1 42.7 Europe 493 16.0 16.6 13.4 Latin America 462 76.3 15.6 8.2 Other businesses* 171 -85.0 5.7 35.7 Total 2,969 -6.7 100.0 100.0 * Both years include capital gains from the sale of Auna. FINANCIAL DATA endesa06 Operations Review 51 NET INCOME BY ELECTRICITY BUSINESS 2006 Total: Û 2,798 million +16.0%+35.7%1,843 493462 Spain and Portugal Europe Latin America +76.3%

to the reduction in deferred taxes as a result of lower corporate tax rates enacted in Spain for the coming years. In Europe, net income advanced 16 percent to Euro 493 million. This figure includes Euro 118 million, net of minority interests, related to a write-up in the valuation of this business as Endesa Italia revalued the tax bases of its fixed assets to their book values, as allowed by current legislation in Italy. Finally, net income for Latin America was Euro 462 million, 76.3 percent more than in 2005. This figure includes Euro 101 million, net of minority interests, from a tax credit carryforward derived from the corporate restructuring operations being implemented in the region. Total revenues The Company’s total revenues in 2006 amounted to Euro 19,637 million, an increase of 12.2 percent on the year before, outstripping growth in physical electricity sales. Sales growth was greater by value than by volume because of increases in electricity prices in the countries were the Company operates due to higher power generation costs. The growth in sales in 2006 covered the 11.5 percent increase in purchases and service expenses (variable costs), which was caused by increases in fuel costs and energy purchases. Gross margin, EBITDA and EBIT Gross margin was Euro 10,434 million in 2006, an increase of 14.3 percent over 2005. While revenues, purchases and service expenses rose significantly, personnel expenses and fixed operating expenses increased by just 3.9 percent and 8.8 percent, respectively, driving EBITDA to Euro 7,139 million, 18.6 percent higher than in 2005. EBIT advanced to Euro 5,239 million, up 23.4 percent. Net financial expenses ENDESA reported net financial losses of Euro 939 million in 2006, a 25 percent improvement on 2005. 52 Annual Report 2006 2006 RESULTS Gross margin EBITDA EBIT ~ Million % chg. vs/2005 ~ Million % chg. vs/2005 ~ Million % chg. vs/2005 Spain and Portugal 5,859 12.6 3,835 17.4 2,705 19.5 Europe 1,466 19.9 1,116 25.8 846 36.9 Latin America 3,109 15.2 2,188 16.5 1,688 22.7 Total 10,434 14.3 7,139 18.6 5,239 23.4 EBITDA BY BUSINESSES 2006 Total: Û 7,139 million +16.5%+17.4%3,8351,1162,188 Spain and PortugalEuropeLatin America +25.8% EBIT BY BUSINESS LINE 2006 Total: Û 5,239 million +22.7%+19.5%2,705 8461,688 Spain and PortugalEuropeLatin America +36.9% Total: E 19,637 million Spain and Portugal Europe Latin America 9,520 +8.7% 4,190 5,927 +16.5% +15.1% TOTAL SALES BY ELECTRICITY BUSINESSES 2006

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Net interest expenses totalled Euro 969 million, 22.9 percent lower than in 2005. This amount includes Euro 54 million due to the higher interest rates to calculate the net present value of provisions. This led to a negative amount in 2005 of Euro 111 million.

The increase in net debt caused by financing the revenue deficit on regulated activities in Spain does not impact net financial expenses. Both the cumulative amount of the deficit financed and the amounts pending collection as compensation for the non-mainland generation deficit earn interest which offset the expenses.

Asset disposals

1Q06 marked the end of the period for Auna shareholders to exercise their pre-emptive rights on the 5.01 percent stake ENDESA sold to Deutsche Bank on 30 December, 2005.

After the end of this period, the sale of these shares was formalised and all the conditions required under International Financial Reporting Standards (IFRS) regarding the derecognition of the shares from ENDESA's balance sheet and the recognition of the related capital gain in its income statement have been met.

Therefore, as indicated in ENDESA's consolidated financial statements for the year ended 31 December, 2005, in 2006 the Company recorded a capital of Euro 196 million (Euro 171 million after tax) for the sale of the aforementioned investment. With this disposal, the "Other businesses" line has been removed from ENDESA's accounts, so that in 2006 this capital gain is the only entry under this caption.

In addition, in 2Q06, ENDESA sold its 49 percent holding in NQF Gas for Euro 59 million, booking a capital gain of Euro 27 million (Euro 21 million net of taxes) and sold off the generation assets of Brazilian operator, Ampla, for Euro 39 million, recording a gain of Euro 30 million (Euro 12 million after taxes and minorities).

Finally, in 3Q06, and as part of ENDESA's strategic goal of maximising value of its real estate assets, the Company, through its subsidiary Bolonia Real Estate, sold assets through a competitive process in the so-called "Levante Sector" of Palma de Mallorca to the Neinver Group. The assets sold include planning rights for approximately 180,000 m^2.

In addition, the Company made a financial investment in the Neiver Group company which will head up the land's development, taking a 45 percent stake. The sole purpose of this investment is to participate, based on its percentage ownership, in potential additional capital gains that could arise from the future development of the land in question. ENDESA will not participate in the management of this company and its investment risk is limited to the amount of capital contributed.

The total deal size is Euro 240 million, generating a gross capital gain of Euro 185 million (Euro 165 million after tax), net of the costs of transferring the electric facilities that were located on the land and the cost of the 45 percent equity stake taken in the development company.

Finally, in 4Q06, ENDESA awarded BNP Paribas and Banesto the mandate to securitise its receivable in relation to the 2005 revenue deficit from regulated activities in Spain. The amount monetised, Euro 1,676 million, could be modified as a result of potential changes to certain variables determining the settlement of this receivable vis-à-vis the assumptions used by the Company. Based on analysis performed, the Company concluded that it has transferred substantially all the risks and benefits associated with the ownership of the collection rights on the 2005 revenue shortfall from regulated activities, and has accordingly derecognised the aforementioned asset from the consolidated balance sheet.

Cash flow

Cash flow from operating activities in 2006 amounted to Euro 4,643 million, up 10.3 percent on 2005.

CASH FLOW 2006

	€ Million	% chg. vs/2005
Spain and Portugal	2,721	2.0
Europe	704	20.1
Latin America	1,218	3.2
Total	**4,643**	**10.3**

Total investments

ENDESA invested a total of Euro 4,336 million in 2006. Of this figure, Euro 3,897 million was capex and the remaining Euro 439 million was invested in financial investments.

Operations Review | 53

Debt performance ENDESA’s net debt was Euro 19,840 million at year-end 2006, 8.5 percent higher than at year-end 2005. The increase in debt in Spain and Portugal is due to the Euro 609 million increase in receivables related to the tariff deficit on regulated activities in 2006 and the non-mainland generation deficit. It also reflects the Euro 1,341 million dividend payment made in July in connection with the capital gains realised in 2005 and which led to a debt reduction in that year. The distribution of this income to its shareholders was approved at the General Shareholders’ Meeting. In Europe, the Euro 388 million increase in debt was caused by the extraordinary corporate income tax payment the Company had to make in 2006 in order to take advantage of tax credits generated by the increase in the tax basis of the business’ assets and to investments made during the year resulting in the assumption of debt. In 2006 the amount of debt of the company’s Latin American operations totalled Euro 491 million largely due to the performance of the euro against the currencies in which this debt is denominated. When assessing ENDESA’s debt level, it must be remembered that at 31 December, 2006 ENDESA had the recognised right to collect Euro 2,789 million in connection with several regulatory matters: Euro 1,341 million for financing the revenue deficit from regulated activities, Euro 1,438 million in compensation for the non-mainland generation deficit and Euro 10 million of stranded costs in Italy. Stripping out these regulatory items, ENDESA’s net debt at year-end 2006 was Euro 17,051 million. 2006 RESULTS BREAKDOWN BY BUSINESS OF ENDESA'S NET DEBT (In million of Euros) 31-12-06 31-12-05 Change % chg. Electricity business in Spain and Portugal 12,548 11,461 1,087 9.5 Electricity business in Europe 1,674 1,286 388 30.2 Endesa Italia 748 815 (67) -8.2 Other 926 471 455 96.6 Electricity business in Latin America 5,618 6,109 (491) -8.0 Enersis Group 4,749 5,207 (458) -8.8 Other 869 902 (33) -3.7 Other business*-- (575) 575 NA Total 19,840 18,281 1,559 8.5 * At 31 December, 2006, there was no debt assigned to "Other businesses", as this business line disappeared as such with the sale of the 5.01% stake in Auna completed in February 2006. The remaining debt balance was included in the electricity business in Spain and Portugal. STRUCTURE OF ENDESA'S NET DEBT ENDESA and direct subsidiaries Enersis Group Total ENDESA Group ~ Million % of total ~ Million % of total ~ Million % of total Euro 15,029 100 -- -- 15,029 76 Dollar 62 -- 2,194 46 2,256 11 Other currencies -- -- 2,555 54 2,555 13 Total 15,091 100 4,749 100 19,840 100 Fixed 7,397 49 3,588 76 10,985 55 Hedged 1,720 11 249 5 1,969 10 Variable 5,974 40 912 19 6,886 35 Total 15,091 100 4,749 100 19,840 100 Avg. life (years) 5.2 5.2 5.2 INVESTMENTS 2006 (In million of Euros) Tangible and Intangible assets Financial Total Spain and Portugal* 2,730 191 2,921 Rest of Europe 277 186 463 Latin America 890 62 952 Total 3,897 439 4,336 * Additionally, a financial investment of Euro 1,341 million for the revenue deficit from regulated activities in 2006 was booked. 54 Annual Report 2006

The average cost of ENDESA’s total debt was 5.45 percent in 2006, while the cost of the debt corresponding to Enersis was 9.12 percent. Stripping this out, the average cost of ENDESA’s debt was 4.19 percent. The average life of ENDESA’s debt at 31 December, 2006 was 5.2 years. ENDESA enjoys a high degree of protection against interestrate risk, since 65 percent of its total debt is either fixed-rate or hedged. Stripping out pending regulatory assets in Spain, which carry floating-rate interest, this percentage rises to 76 percent. At year-end 2006, ENDESA in Spain and its direct subsidiaries, excluding Enersis, had liquidity of Euro 6,197 million, of which Euro 5,854 million corresponded to unconditional undrawn credit lines. These balances are sufficient to cover the debt falling due over the next 20 months. In addition, Enersis had liquidity of Euro 1,218 million, of which Euro 596 million corresponded to unconditional undrawn credit lines from syndicated loans. This liquidity covers debt maturities for the next 22 months. ENDESA’s financial leverage stood at 124.5 percent at 31 December, 2006, comfortably ahead of the Strategic Plan target of keeping leverage below 140 percent. As of 30 April, ENDESA’s long-term debt ratings were: Standard & Poor’s, A; Moody’s, A3, and Fitch, A+, all of them under review for a possible downgrade. 02. RESULTS BY BUSINESS LINE 02.1.     BUSINESS IN SPAIN AND PORTUGAL Net income Net income from this business was Euro 1,843 million in 2006, an increase of 35.7 percent on 2005 and equivalent to 62.1 percent to the Company’s overall bottom line. EBITDA rose 17.4 percent to Euro 3,835 million and EBIT by 19.5 percent to Euro 2,705 million. Effects of the new regulatory situation Income from this business includes ENDESA’s best estimate of the impact of Royal Decree Law 3/2006 based on information available at the end of the financial year taking into account the provisions of the new regulation and National Energy Commission’s (CNE) interpretation thereof. These estimates were compiled based on analysis of the various scenarios arising from a reasonable interpretation of Royal Decree Law 3/2006.The positive or negative differences generated by each of the scenarios contemplated to the amounts recognised in the 2006 accounts are in no instance material to the Group’s overall financial statements. The negative impact on 2006 figures from booking the effect of applying Royal Decree Law 3/2006 was Euro 224 million after tax. The same Royal Decree Law provides that the definitive price will be set based on objective and transparent market criteria. According to these criteria the final price applied by the Spanish government to settle these sales should be significantly higher than the provisional price of Euro 42.35/MWh. The positive impact, if any, arising from a higher definitive settlement price will be recognised in the 2007 annual accounts. The mechanism for deducting remuneration from regulated generation by the value of greenhouse gas emissions provided for in Royal Decree Law 3/2006 is also pending development by the government. The 2006 accounts include a reduction of Euro 121 million which reflects ENDESA’s best estimate of the impact this will have bearing in mind what has been established in the Royal Decree Law and the CNE’s interpretation thereof. In 2006, ENDESA recorded under revenues the amount corresponding to compensation for the non-mainland generation historical deficit calculated in accordance with the Ministerial Orders passed on 30 March, 2006, which was above the amounts booked at 31 December, 2006. This concept amounted to Euro 227 million and was booked as revenues which had a Euro 186 million impact on net income. Operations Review 55 endesa06 Elimination of Competition Transition Costs (CTCs) On 23 June, the Spanish cabinet passed Royal Decree Law 7/2006, adopting emergency measures for the energy sector. Among other measures, this law repealed the sixth transitory provision of the Electricity Industry Law 54/1997, of 27 November, regarding CTCs, thereby eliminating them. The elimination of the CTC mechanism has no impact whatsoever on ENDESA’s financial statements, as no future CTCs pending recovery were included, nor does the Company expect any future collections as, under current circumstances, the estimated amounts will be recovered through the market. In addition, the Royal Decree Law empowers the government to set premiums on domestic coal consumption outside the framework of the CTCs, so their elimination also does not affect the future collection of these premiums by ENDESA. Revenues in Spain and Portugal Revenues from the business in Spain and Portugal totalled Euro 10,090 million in 2006, up 8.8 percent on 2005. Of this amount, sales accounted for Euro 9,520 million an increase of 8.7 percent. Growth was primarily due to the increase in demand, the rise in final prices and volume sales to deregulated customers, to higher pool prices in January and February, i.e. before Royal Decree Law 3/2006 came into effect, and to the application of the Ministerial Orders regulating the calculation of remuneration for mainland and non-mainland generation. Mainland generation Sales to the ordinary regime totalled Euro 4,149 million in 2006, Euro 350 million or 7.8 percent lower than the year before. This amount includes sales made after 3 March to Endesa Distribución to supply regulated companies in ENDESA’s distribution territories, which were recognised at a provisional price of Euro 42.35/MWh in accordance with Royal Decree Law 3/2006. As mentioned above, this provisional price is below the average pool price in 2006 which was Euro 64.83/MWh, 3.2 percent higher than in 2005. As the same Royal Decree Law establishes that this price will be updated based on objective and transparent market prices. ENDESA has an additional receivable that has not been recognised in its 2006 annual accounts as it is a contingent asset subject to the legal establishment of the definitive price, the remuneration from which, if any, will be recognised in the 2007 annual accounts. In keeping with the above, the negative impact on 2006 figures from selling the 19,407 GWh produced between March and December, i.e. the electricity sold to regulated customers in the markets where ENDESA acts as a distributor, at the provisional price of Euro 42.35/MWh was Euro 224 million before tax. Moreover, also in accordance with Royal Decree Law 3/2006, the sale figure is calculated by deducting Euro 121 million corresponding to the amount to be recovered from the financing of the deficit for regulated activities for CO2 emission rights allocated free of charge. ENDESA renewable/CHP generation Revenues from sales of renewable/CHP energy generated by consolidated companies totalled Euro 256 million, 6.7 percent more than in 2005. This underpinned a 19.7 percent increase in EBITDA to Euro 176 million and a 15 percent increase in EBIT to Euro 115 million. 56 Annual Report 2006 2006 RESULTS SALES IN SPAIN AND PORTUGAL (In million of Euros) 2006 2005 Change % chg.Mainland generationunder Ordinary RegimeSales to deregulated customers 1,789 1,487 302 20.3 Supply to the Spanish market operator OMEL 2,360 3,012 (652) -21.6 Generation from renewables/CHF 256 240 16 6.7 Regulated revenues from distribution 1,784 1,602 182 11.4 Non-mainland generation and supply * 2,098 1,548 550 35.5 Supply to deregulated customers outside Spain 299 220 79 35.9 Regulated revenues from gas distribution 46 39 7 17.9 Gas supply 647 326 321 98.5 Others 241 287 (46) -16.0 Total 9,520 8,761 759 8.7 * The figure for 2006 includes Euro 227 million corresponding to compensation for the nonmainland generation deficit from previous years calculated in accordance with the Ministerial Orders passed on March 30, 2006, which was above the amounts recorded at December 31, 2005.

Supply to deregulated customers In the supply to deregulated customers business, ENDESA has opted to pursue a selective supply strategy unlike other operators who have renounced this activity in light of the pool prices and regulatory changes. This strategy, which targets higher value added customers, enables ENDESA to leverage the advantages of its vertical integration in generation-supply and its highly competitive generation mix, providing the Company with an appropriate hedge against regulatory risk and volatility in wholesale market prices. This policy will allow ENDESA to achieve reasonable, guaranteed returns over the medium and long run from the generation business, thus maximising shareholder returns. This selective supply policy drove a 14.9 percent increase in the average selling price to final customers in the deregulated market in 2006 vs. 2005. Revenues from supply to deregulated customers in Spain (excluding tolls paid to Endesa Distribución), totalled Euro 1,926 million, a 20 percent increase on 2005. Of this amount, Euro 1,789 million corresponded to the mainland deregulated market and Euro 137 million to the non-mainland market. Revenues from supply to deregulated European markets other than Spain rose 35.9 percent to Euro 299 million. Distribution Revenues from regulated distribution activities totalled Euro 1,784 million, up 11.4 percent on 2005. This included Euro 43 million in settlements from prior years, mostly from incentives for energy losses. Stripping out this effect, revenues from regulated distribution activities would have increased by 8.7 percent. Non-mainland generation Sales were 35.5 percent higher, at Euro 2,098 million. As indicated previously, these sales include Euro 227 million of additional compensation above that recorded at 31 December, 2005 for deficits in the non-mainland systems in 2001- 2005 as recognised in the Ministerial Orders of 30 March. Gas distribution and supply Revenues from gas sales in the deregulated market rose 98.5 percent to Euro 647 million in 2006 vs. 2005. Revenues from regulated gas distribution totalled Euro 46 million, up 17.9 percent on 2005. The two businesses contributed a combined gross profit of Euro 150 million. Other operating revenues Other operating revenues in 2006 came to Euro 570 million, Euro 57 million more than in 2005. This item includes Euro 254 million corresponding to the portion of CO2 emission rights allocated to ENDESA in 2006 within the scope of the Spanish National Allocation Plan for emissions, which are recorded under revenues. This figure is Euro 83 million higher than in 2005, mostly because of the lower value of the rights received in 2006. The lower revenue is offset by the lower expense recorded for use of the emission rights. Operating expenses The breakdown of operating expenses in the Spanish and Portuguese business in 2006 is provided below: Operations Review 57 endesa06 OPERATING EXPENSE IN SPAIN AND PORTUGAL (In million of Euros) 2006 2005 Change % chg. Purchases and services 4,231 4,072 159 3.9 Energy purchases 995 875 120 13.7 Fuel consumption 2,143 2,057 86 4.2 Power transmission expenses 365 273 92 33.7 Other supplies and services 728 867 (139) -16.0 Personnel expenses 1,062 1,041 21 2.0 Other operating expenses 1,124 1,034 90 8.7 Depreciation and amortisation 1,130 1,002 128 12.8 Total 7,547 7,149 398 5.6

Power purchases Power purchases in the period rose 13.7 percent to Euro 995 million. These mainly entail gas purchases to supply deregulated customers, which rose as a result of increases in sales to these customers and in gas prices. Fuel consumption Fuel consumption amounted to Euro 2,143 million in 2006, an increase of 4.2 percent on 2005. This increase is due to the generalised increase in raw materials prices on international markets. These higher costs, however, were offset by the Company’s proactive fuel procurement policy, which resulted in below-market purchasing prices. Compared to the estimated 6.1 percent increase in fuel costs at the rest of the utilities in the mainland system, ENDESA’s rose by only 4 percent. This has considerably strengthened the Company’s competitive position with respect to price and generation mix. Other supplies and services Expenses under this item totalled Euro 728 million in 2006, Euro 139 million lower than in 2005. This increase reflects the recognition of Euro 301 million of expenses in connection with rights acquired to cover the CO2 emissions made in 2006, which totalled 46.5 million tonnes: 34.8 million tonnes for the mainland and 11.7 million for nonmainland production. Expenses related to the use of emission rights were Euro 221 million lower than in 2005, due to the lower volume of emissions recorded in 2006 and the lower volume assigned to them. “Other supplies and services” also includes a Euro 51 million reversal equivalent to the amount Extremadura regional government must reimburse ENDESA in connection with the environmental impact tax on its plants paid by the Company from 1998 to 2005 after the Constitutional Court ruled this to be unconstitutional on 13 June. Personnel expenses At year-end, the workforce in Spain and Portugal was 12,666 including 41 people from “other businesses”. This total is 43 fewer than at the end of 2005. Personnel expenses rose 2.0 percent in 2006 to Euro 1,062 vs. 2005. These expenses include Euro 136 million corresponding to a provision for headcount reduction, mainly due to salary reviews which were applied in line with inflation (CPI), and a new layoff programme in connection with the Mining Plan which will help the Company reduce costs in line with its objectives. Net financial expenses ENDESA reported net financial expenses for 2006 of Euro 392 million, 35.6 percent less than in 2005. Net financial expenses include Euro 11 million of revenue corresponding to the interest accrued to 30 December, 2006 for the environmental impact tax paid by ENDESA from 1998 to 2005, which, as pointed out previously, must be reimbursed to the Company by the Extremadura regional government and Euro 54 million arising from the application of a lower rate to discount obligations under workforce reductions programmes. This led to a negative amount in 2005 of Euro 111 million. When assessing financial results, the Euro 2,779 million financial asset corresponding to the tariff deficit and compensation for non-mainland costs, both of which bear financial interest, must be considered. Net financial debt at the Spain and Portugal business at 31 December, 2006 stood at Euro 12,548 million vs. Euro 11,461 million at 31 December, 2005. This increase is due to the Euro 609 million paid in 2006 to finance the revenue shortfall from regulated activities, as well as the Euro 1,341 million dividend payment made in July in connection with capital gains realised in 2005, which had contributed to reducing debt that year. It was determined at the General Shareholders’ Meeting to distribute these capital gains to shareholders. Equity-accounted income Equity-accounted income in the business in Spain and Portugal totalled Euro 53 million, a 20.5 percent increase vs. 2005. This amount includes, among others, the contribution from Nuclenor. 58 Annual Report 2006 2006 RESULTS endesa06

Tax

Income tax payable includes a loss of Euro 137 million deriving from the lower carrying amount of deferred tax credits following the corporate income tax rate cut enacted in Spain. The 35 percent rate prevailing in 2006 will be reduced to 32.5 percent in 2007 and to 30 percent in 2008 and beyond.

Also, in 2006 the corporate income tax inspection of the Group's subsidiaries for financial years 1998-2001 was concluded resulting in no expenses being paid in this regard.

Cash flow

Cash flow from operations from the Spanish and Portuguese electricity business totalled Euro 2,721 million in 2006, an increase of 2 percent on 2005.

EBITDA growth outpaced the increase in cash flow from operating activities mainly due to higher tax payments in 2006 vs. 2005 and higher payments made in connection with the company's obligations relating to headcount reduction plans part of which was outsourced in 2006.

Investments

Investments in Spain and Portugal totalled Euro 2,921 million in 2006. The breakdown is as follows:

90 percent of total investment was spent on capex to develop or enhance electricity generation and distribution facilities.

The breakdown of capex reflects the considerable effort the Company has been making to improve service quality in Spain, with investment in distribution facilities accounting for 53.5 percent of the total.

We would highlight the significant increase in capital expenditure to expand ENDESA's generation capacity, including the construction of the Cristobol Colón (400 MW) and As Pontes (800 MW) CCGTs as well as capacity increases in renewables, where investment totalled Euro 331 million, 129.9 percent more than in 2005.

TOTAL INVESTMENTS IN SPAIN AND PORTUGAL
(In million of Euros)

	2006	2005	% chg.
Tangibles	2,630	2,382	10.4
Intangibles	100	66	51.5
Financial	191	212	-9.9
Total	**2,921**	**2,660**	**9.8**

CAPEX IN SPAIN AND PORTUGAL (In million of Euros)

	2006	2005	% chg.
Generation	1,171	943	24.2
Ordinary regime	840	799	5.1
Renewables/CHP	331	144	129.9
Distribution	1,408	1,389	1.4
Others	51	50	2.0
Total	**2,630**	**2,382**	**10.4**



Operations Review | 59

02.2 BUSINESS IN EUROPE Net income Net income from the electricity business in Europe totalled Euro 493 million in 2006, an increase of 16 percent on 2005. This figure includes Euro 118 million after minorities due to an increase in value of the business caused by the restatement of the tax base of Endesa Italia’s fixed assets to their book values, in accordance with Italian law. EBITDA Endesa Europa posted EBITDA in 2006 of Euro 1,116 million, up 25.8 percent year-over-year, and EBIT of Euro 846 million, an increase of 36.9 percent. Business in Italy Endesa Italia’s revenues totalled Euro 2,915 million in 2006, an increase of 30.0 percent from last year. This growth was mainly the result of a 8.6 percent increase in electricity sold and a 27.6 percent increase in average electricity prices in the Italian market. Although Endesa Italia’s fuel costs increased by Euro 254 million in 2006, this was less than the increase in revenues (Euro 673 million) due to higher electricity prices. On 23 February, the Italian government approved the National Allocation Plan (NAP) for greenhouse gas emission rights, which was subsequently ratified by the EU authorities. This NAP allocates Endesa Italia 33.9 million tonnes for the period 2005-2007. On 4 May, 2006 the Italian national CO2 emission rights register was formally set up for the rights allocated in the NAP and those acquired. Endesa Italia booked Euro 66 million of revenues in 2006 from the free allocation and use of emission rights and Euro 110 million of expenses for the cost of emissions. Accordingly, the net cost of emission rights in the income statement was Euro 44 million, corresponding to an estimated deficit of 3.4 million tonnes of CO2. Finally, Endesa Italia restated the tax bases of its fixed assets to their book value, in accordance with the Italian 2006 Financial Act. Therefore, it recorded a Euro 148 million lower corporate tax charge (Euro 118 million after minorities) corresponding to the tax savings provided for in this norm. Earnings at Snet Earnings at Snet (which has been operating under the Endesa France name since the end of 2006) continued to gather momentum in the 4Q06. EBITDA in 2006 rose 9.5 percent to Euro 196 million for the full-year and EBIT by 58.1 percent to Euro 98 million vs. 2005. Revenues rose 20.4 percent year-over-year in 2006 to Euro 1,082 million, mostly driven by the 16.6 percent growth in energy sales to 19,022 GWh. Variables costs were Euro 173 million higher, basically as a result of the Euro 216 million increase in energy purchases, although this was offset by tighter control over transport and other costs, which were 47.2 percent lower than in 2005. 2006 RESULTS EBITDA AND EBIT IN EUROPE (In million of Euros) EBITDA EBIT 2006 2005 % chg. 2006 2005 % chg. Italy* 916 694 32.0 749 542 38,2 Snet 196 179 9.5 98 62 58,1 Trading operations 42 46 -8.7 42 46 -8,7 Holding and other (38) (32) -18.8 (43) (32) -34,4 Total 1,116 887 25.8 846 618 36,9 * Includes Endesa Italia and 4 months of operations in 2006 of Teverola and Ferrara, acquired in September 2006. ENDESA ITALIA KEY DATA (In million of Euros) 2006 2005 Change % chg. Revenues 2,915 2,242 673 30.0 Gross margin 1,087 853 234 27.4 EBITDA 916 694 222 32.0 EBIT 749 542 207 38.2 60 Annual Report 2006

endesa06

SNET KEY DATA (In million of Euros)

	2006	2005	Change	% chg.
Revenues	1,082	899	183	20.4
Gross margin	332	322	10	3.1
EBITDA	196	179	17	9.5
EBIT	98	62	36	58.1

Finally, in 2006, Snet completed the headcount reduction plan, resulting in a 25 percent decrease in the total workforce; the operator had 1,373 employees on staff when Endesa Europa took control of the company. This led to a 12 percent reduction in personnel costs. These layoffs came within the framework of discussions with union representatives.

European debt

ENDESA's business in Europe had net financial debt at 31 December, 2006 of Euro 1,674 million, Euro 388 million more than at the end of 2005.

This debt derives from a one-off income tax payment in 2Q06 linked to tax credits obtained in 2005 and 2006 and to the acquisition in the third quarter of majority shareholdings in Centro Energia Teverola and Centro Energia Ferrara, owners of the CCGTs, and the assumption of their debt.

Net financial results in 2006 amounted to an expense of Euro 56 million, a decrease of Euro 8 million from 2005.

Cash flow

Operating cash flow generated in the European business in 2006 totalled Euro 704 million, an increase of 20.1 percent on the Euro 586 million generated in 2005, despite the one-off tax payment mentioned previously.

Investments

Investments in 2006 in the European business totalled Euro 463 million, of which Euro 271 million were capex, Euro 132 million in Italy and Euro 139 million in France.

These amounts included the acquisition of 58.35 percent stakes in Centro Energia Teverola and Centro Energia Ferrara for Euro 57 million and Euro 35 million, respectively. ENDESA began fully consolidating these companies on 1 September, 2006.

Dividends

ENDESA's investees in Europe paid dividends to the parent in 2006.

Endesa Italia paid shareholders Euro 176 million, of which Euro 140.8 million corresponded to Endesa Europa. In January 2007, Endesa Italia agreed to pay its shareholders a dividend against 2006 results of Euro 216 million, of which Euro 172.8 million correspond to Endesa Europa.

In addition, an agreement was reached at Snet's General Shareholders' Meeting held in March 2006 to pay shareholders Euro 59.7 million in dividends. After the Euro 21.2 million interim dividend paid on 9 March, Snet paid out a final dividend of Euro 38.5 million, of which Euro 25 million corresponded to Endesa Europa.

Also, in December 2006 the Board of Directors approved a dividend payout of Euro 36 million charged against 2006 earnings, of which Euro 23.4 million correspond to Endesa Europa.

Finally, at its meeting of 31 May, the Board of Directors of Moroccan utility Energie Electrique de Tahaddart approved the payment of Euro 6 million of dividends to shareholders, of which Euro 1.9 million corresponded to Endesa Europa.

02.3. BUSINESS IN LATIN AMERICA

Net income

Net income at ENDESA's Latin American business totalled Euro 462 million in 2006, an increase of Euro 200 million, or 76.3 percent, on 2005 and equivalent to 15.6 percent of ENDESA's total net income.

Improvement in generation and distribution margins

Growth in demand, tighter reserve margins and the favourable generation mix at ENDESA's subsidiaries caused the unit margin of generation companies to increase by 24.2 percent in 2006 vs. 2005 to USD 26.2 per MWh produced.

Generation margins, measured in dollars, increased sharply, above all in Chile (53.4 percent) thanks to a greater contribution from hydro in the generation mix with and to higher prices; and in Argentina (37.2 percent), thanks to increased hydro production because of higher rainfall and higher prices thanks to the pass-through of greater fuel costs to the wholesale electricity market (MEM). High hydro production in Colombia led to a reduction in the average margin due to a fall in spot prices compared to the same period in 2005.

Operations Review | 61

62 Annual Report 2006 In distribution, operating margins were considerably boosted by improved pass-through of generation costs in Brazil and operating efficiency improvements at the companies, leading to a considerable improvement in their operating indicators. The unit margin stood at USD 34.6/MWh distributed, an increase of 7.8 percent vs. 2005. EBITDA EBITDA in the Latin American business totalled Euro 2,188 million in 2006, a 16.5 percent increase on 2005. EBIT rose 22.7 percent to Euro 1,688 million. The table below shows the breakdown of EBITDA and EBIT of ENDESA’s subsidiaries by business line and country: Generation and transmission Chile The 6.4 percent increase in energy generated and the significant improvement in the production mix with hydro generation increasing to 86 percent of total generation helped earnings despite the increase in fuel prices such as gas. This, together with the favourable trend in the Chilean peso vis-à-vis the euro and higher wholesale prices, generated a 57.8 percent increase in EBITDA and a 94.8 percent increase in EBIT to Euro 576 million and Euro 483 million, respectively vs. 2005. Colombia Electricity generation in Colombia increased 5.9 percent compared to 2005nearly offsetting the adverse trend in prices as a result of the high level of rainfall last year. Hence, EBITDA was just Euro 5 million lower than in 2005, at Euro 227 million, while EBIT was Euro 1 million lower at Euro 182 million. 2006 RESULTS EBITDA AND EBIT IN LATIN AMERICA (In million of Euros) EBITDA EBIT 2006 2005 % chg. 2006 2005 % chg. Generation and transmission 1,238 1,037 19.4 981 768 27.7 Distribution 1,036 898 15.4 802 677 18.5 Other (86) (57) NA (95) (69) NA Total 2,188 1,878 16.5 1,688 1,376 22.7 BREAKDOWN OF EBITDA AND EBIT IN LATIN AMERICA BY BUSINESS LINE AND COUNTRY (In million of Euros) EBITDA EBIT Generation and transmission 2006 2005 % chg. 2006 2005 % chg. Chile 576 365 57.8 483 248 94.8 Colombia 227 232 -2.2 182 183 -0.5 Brazil - Generation 159 128 24.2 140 111 26.1 Brazil - Transmission (23) 55 -141.8 (41) 38 -207.9 Peru 150 154 -2.6 108 114 -5.3 Argentina - Generation 149 93 60.2 111 66 68.2 Argentina - Transmission - 10 -100.0 (2) 8 -125.0 Total 1,238 1,037 19.4 981 768 27.7 Distribution Chile 201 192 4.7 178 168 6.0 Colombia 277 236 17.4 213 165 29.1 Brazil 422 329 28.3 335 262 27.9 Peru 87 74 17.6 54 44 22.7 Argentina 49 67 -26.9 22 38 -42.1 Total 1,036 898 15.4 802 677 18.5

Brazil — Generation The increase in electricity sales, the improvement in the generation mix and favourable exchange rate movements underpinned a 24.2 percent rise in EBITDA and a 26.1 percent jump in EBIT to Euro 159 million and Euro 140 million, respectively. Brazil — Transmission The difficulties in exporting electricity fromArgentina to Brazil due to gas supply restrictions continued, undermining results at this interconnection. EBITDA in 2006 showed a loss of Euro 23 million, compared to income of Euro 78 million in 2005, while EBIT was a negative Euro 41 million, compared to a positive Euro 79 million the year before. Peru Increased electricity sales in Peru were not enough to offset the rise in fuel costs. Therefore, despite the 5.1 percent increase in electricity generation, EBITDA fell 2.6 percent to Euro 150 million while EBIT totalled Euro 108 million, Euro 6 million down on the 2005 figure. Argentina Although gas supply difficulties continued to trigger increases in fuel costs (47.7 percent) due to the need to generate power using liquid fuels, margins were boosted thanks to higher sales because of increased output (43.9 percent) due to higher production, especially hydro (28 percent), coupled with price improvements. EBITDA rose 60.2 percent in 2006 vs. 2005 to Euro 149 million and EBIT by 68.2 percent to Euro 111 million. Distribution Chile Revenues rose 18.1 percent thanks to exchange rates, higher volume sales (4.4 percent) and the better unit price deriving from changes in the tariff indexation. Topline growth underpinned a 4.7 percent rise in EBITDA to Euro 201 million and a 6 percent increase in EBIT to Euro 178 million. Colombia EBITDA at the Colombian distribution business was Euro 277 million, 17.4 percent higher than in 2005, while EBIT stood at Euro 213 million, up 29.1 percent. The increases were driven by a 3.6 percent increase in revenues and by other operating income from the new business undertaken by Codensa Hogar. Brazil Sales in the distribution business stood at Euro 1,557 million in 2006, an 18 percent increase over 2005. This increase reflects margin expansion due to enhanced generation price pass-through, and, to a lesser extent, higher volumes of energy sold which was 4.6 percent. These factors, coupled with a significant decline in energy losses, led to increases in EBITDA and EBIT of 28.3 percent and 27.9 percent, respectively, to Euro 422 million and Euro 335 million. Peru EBITDA from distribution came to Euro 87 million in 2006, a 17.6 percent increase on 2005, due to 7.6 percent higher sales. Meanwhile, EBIT rose 22.7 percent to Euro 54 million. Argentina As there were no tariff increases in 2006 given that the measures required to apply these were still not finalised at the end of the year, sales from distribution fell 1.4 percent and were not offset by the 6 percent increase in energy purchases. This led to a 26.9 percent decline in EBITDA, to Euro 49 million, and a 42.1 percent drop in EBIT, to Euro 22 million. This trend will be reversed and Edesur’s 1Q07 results are expected to grow significantly in 2006 thanks to the 38 percent DCV (distribution cumulative value) increase approved in December and its subsequent application. Financial results Financial results for the business in Latin America in 2006 reflected a net loss of Euro 491 million, Euro 33 million less than in 2005. Net exchange rate gains increased Euro 6 million in 2006 vs. 2005 from Euro 16 million to Euro 22 million. Net interest expenses totalled Euro 513 million, Euro 27 million or 5 percent lower than in 2005. Net debt at ENDESA’s Latin American business stood at Euro 5,618 million at 31 December, 2006, a reduction of Euro 491 Operations Review 63 endesa06

2006 RESULTS

since the start of the year. This decrease is due, among other factors, to the appreciation of the euro vis-à-vis the currencies in which ENDESA's Latin American subsidiaries' debt is denominated. This accounted for Euro 486 million of the reduction.

Flows generated during the period have meant a total of Euro 372 million have been paid to minority shareholders and the holding company without having to reduce debt.

In May, rating agency Fitch upgraded its ratings for Enersis and Endesa Chile from "BBB-" to "BBB", stable outlook, while in December, Moody's upgraded its ratings for both companies from "Ba1" to "Baa3", also with a stable outlook. Also in December, Standard & Poor's placed its "BBB-" ratings for both utilities under review for a possible upgrade. These upgrades mean that Enersis and Endesa Chile have recovered their rated investment status at all three rating agencies.

Cash flow

ENDESA's business in Latin America generated Euro 1,218 million of cash flow in 2006, an increase of 3.2 percent with respect to 2005.

EBITDA growth outpaced the increase in cash flow from operating activities mainly due to higher tax payments in 2006 vs. 2005 as well as the payment of certain lawsuits in Brazil which has been fully provisioned.

Cash returns

Cash returns from ENDESA's Latin American business to the parent company in 2006 totalled Euro 253 million.

The sound economic and financial situation of the businesses in the area and the favourable outlook for future performance have helped improve the cash returns programme. The company has raised its target from USD 1,000 million for 2005-2009 to USD 1,600 million.

Therefore, the amount achieved in 2006, added to the USD 308 million of returns means the company has achieved 35 percent of its target.

Investments

Investment in Latin America in 2006 totalled Euro 952 million, of which Euro 869 million corresponded to capex.

The scope of the work carried out under the capacity plan meant that generation capex during the year totalled Euro 328 million, 97.6 percent more than in 2005. Distribution capex rose 26.4 percent compared to 2005 due to increased demand in the markets where ENDESA's companies operate.

CAPITAL INVESTMENT IN LATIN AMERICA
(In million of Euros)

	2006	2005	% chg.
Generation	328	166	97.6
Distribution and Transmission	493	390	26.4
Other	48	44	9.1
Total	**869**	**600**	**44.8**

03. FINANCIAL MANAGEMENT IN 2006

In 2006, ENDESA took advantage of the favourable conditions of the financial markets with high liquidity in the banking market and tighter credit margins in the capital markets.

ENDESA and its direct subsidiaries (excluding Enersis) signed new medium and long-term loans for a total of Euro 2.175 million. It also extended the term of its bank debt and long-term credit lines which total Euro 4,778 million.

These operations plus the bond issues placed in the capital markets throughout the year for a total amount of Euro 1,300 million over the long-term designed to take advantage of a substantial improvement in margins, meant that the average life of the debt undertaken by these companies was 5.2 years in December 2006.

Enersis and its subsidiaries also took advantage of the favourable situation of the local financial markets and obtained long-term financing under competitive conditions which means that 54 percent of Enersis' debt is denominated in the local currency while the remaining 46 percent is in dollars. At the end of 2006 the average life of these companies' debt was 5.2 years.

64 Annual Report 2006

At year end 2006, 76 percent of ENDESA’s total debt was denominated in euros, 11 percent in dollars and the remaining 13 percent in Latin American currencies. ENDESA follows a policy whereby its companies’ debt is always in the currency in which its cash flows are generated. At 31 December 2006, of the Group’s total debt, 65 percent was either fixed-rate or hedged while the remaining 35 percent was at a variable rate. This level of coverage limits the volatility of financial expenses in the Group’s P&L. Financial indebtedness and average cost of debt ENDESA’s net financial debt was Euro 19,840 million at 31 December 2006, an increase of Euro 1,559 million on the figure at 1 January 2006. Of this amount, Euro 15,091 corresponded to ENDESA and its direct subsidiaries excluding Enersis while the remaining Euro 4,749 million corresponded to Enersis and its subsidiaries. The average cost of ENDESA’s total financial debt was 5.45 percent, similar to the 2005 figure of 5.46 percent. We would highlight that against a backdrop of rising interest rates the Group has managed to maintain its average cost of debt. The average cost of debt of ENDESA and its direct subsidiaries (excluding Enersis) in 2006 was 4.19 percent compared to 4.05 percent in 2005. Meanwhile, the average cost of debt of Enersis in 2006 was 9.12 percent, lower than the 2005 figure of 9.37 percent despite the larger proportion of local currencies in the debt structure. Liquidity position At 31 December 2006 the liquidity of ENDESA and its direct subsidiaries, excluding Enersis, stood at Euro 6,197 million of which Euro 5,854 corresponded to long-term credit lines. This means the Company is able to cover debt maturities falling due in the next 20 months without having to incur additional indebtedness. Also, Enersis’s liquidity position at 31 December 2006 was Euro 1,218 million, of which Euro 596 million corresponded to credit lines with the remaining Euro 622 million being cash. These amounts will enable the Group to cover debt maturities falling due in the next 22 months. Performance of interest rates and effects of foreign exchange In 2006 euro interest rates rose sharply which, taking the 6- month Euribor as a benchmark, meant rates rose from 2.63 percent initially to 3.85 percent. Long-term interest rates, using the 10-year swap as a benchmark, rose from 3.45 percent to 4.19 percent at the end of 2006. Against this backdrop, the spread between short- and long-term interest rates has tightened significantly. In 2006 dollar interest rates as measured by the 6-month Libor USD rose although less than the euro, from 4.70 percent to 5.37 percent. The 10-year interest rate swap rose from 4.94 percent to 5.18 percent. Short-term interest rates in the Latin American countries where ENDESA is present rose moderately except for in Brazil where the benchmark rate fell from 18 percent to 13.25 percent. Operations Review 65 endesa06 NET DEBT STRUCTURE BY CURRENCY (Million Euros) Enersis ENDESA excl. Enersis Total Euro US dollars Chilean peso Other 19,8408% 5%11%76% 15,091100%4,749 33%21%46% BREAKDOWN OF NET DEBT BY TYPE OF INTEREST (Million Euros)Fixed + hedged Variable Enersis ENDESA excl. Enersis Total 19,84035% 65%15,091 60% 4,74919% 81%40%

With regard to the parity between the euro and the most relevant currencies in ENDESA’s balance sheet, we would highlight that the dollar has depreciated 12 percent from 1.1797 USD/€ to 1.3176 USD/€. Local currencies in Latin America depreciated against the euro ranging from 2 percent for the Brazilian real and 14 percent for the Chilean peso. Due to the strong euro, ENDESA’s debt as expressed in euros fell by Euro 486 million. ENDESA’s performance in the secondary market In line with recent years, ENDESA’s credit margins continued to decline. Meanwhile, the credit derivatives market reached record lows at the end of the summer although it did peak slightly at year end. The secondary bonds market remained stable with no great changes compared to the end of 2005. Enersis and Endesa Chile’s most liquid bonds maintained the downward trend seen in previous years. 2006 RESULTS 66 Annual Report 2006 endesa06 dec-03 dec-06 sep-06 jun-06 mar-06 dec-05 sep-03 jun-05 mar-05 dec-04 sep-04 jun-04 mar-04 6.0 5.5 5.0 4.5 4.0 3.5 3.0 2.5 2.0 1.5 1.0 INTEREST RATE MOVEMENTS OVER THE PAST FEW YEARS (%) EURIBOR 3MD EURAB6E 10Y LIUSD 3MD USDAM3L 10Y Operations Review 67

d 05 06 06 06 06 j l 06 j 06 06 06 06 f b 06 j 06 120115110105100 9590 VARIATION OF LATIN AMERICAN CURRENCIES AND THE USD VS. THE EURO IN 2006 (%) Chilean peso Peruvian sol Argentine peso Colombian peso Brazilian real USD d 06 Margin vs. IRS (%) 0.0 0.2 0.4 0.6 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 1.8 2.0 2.2 2,5 A 700 M EUR (0.06) 5,5 A 400 M GBP (0.25) 6,2 A 700 M EUR (0.24) 10 A Credit Default Swap (0.329) 5 A Credit Default Swap (0.194) ENDESA BONDS IN SPAIN (%) oct-06 jul-06 apr-06 jan-06 oct-05 jul-05 apr-05 jan-05 oct-04 jul-04 apr-04 jan-04 ENERSIS GROUP YANKEES BONDS (%) Margin vs. IRS (%) 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 0 2 4 6 8 Enersis 09.9 A 250 M$* (,62) Enersis 07.1 A 350 M$ (.68)*** Endesa Chile 2.3 A 400 M$ (.04) Endesa Chile 6.6 A 400 M$ (.57)** Endesa Chile 8.6 A 200 M$ (,62)** Endesa Chile 20.1 A 206 M$ (1.56) oct-06 jul-06 apr-06 jan-06 oct-05 jul-05 apr-05 jan-05 oct-04 jul-04 apr-04 jan-04 2006 RESULTS 68 Annual Report 2006

Main financial transactions in 2006 We would highlight the following risk transactions carried out by ENDESA during the year: • In January, the company took out a ten-year loan for Euro 300 million with the European Investment Bank. • In March, a Euro 2,000 million syndicated loan which had been taken out in April 2005 was extended for a further year with 86 percent of the formalized amount accepting the extension. • Also, various long-term bilateral credit lines totalling Euro 3,058 million and falling due in five years were extended for a further year. • A total of Euro 675 million in bilateral credit lines were signed between March and June of which Euro 275 million correspond to five-year operations with the possibility of extending them for a further two years. • In June the company took out a Club Deal loan with 15 financial entities for Euro 2,700 million. The loan was structured in two equal tranches falling due in one and two years respectively. • Also in June, the Instituto de Crédito Oficial (Official Credit Institute) granted ENDESA a Euro 250 million loan falling due in 2016. • Meanwhile, in July ENDESA signed its first ever Schuldschein loan for German investors for a total of Euro 21 million, falling due in 10 years. • In November the tariff deficit collection rights for 2005 were agreed amounting to Euro 1,676 million. • Through its subsidiary, Endesa Capital, S.A., the company made five private placements for a total of Euro 1,300 million, with an average weighted maturity of 2.81 years. • In December, the Euro Commercial Paper programme rolled out by Internacional Endesa BV and guaranteed by ENDESA, was renewed with the USD 2,000 million limit being changed to Euro 2,000 million. The outstanding balance was Euro 751 million at the year end. • Endesa Capital, S.A. has continued to hold fortnightly auctions as part of its domestic issues programme, subscribed to by the main Spanish financial entities. The outstanding balance was Euro 622 million at the year end. Endesa Italia entered into loan and credit operations for a total of Euro 495 million, of which Euro 250 million corresponded to five-year operations while the rest were for just one year. Finally, we list below the main financial operations entered into by Enersis and its subsidiaries in 2006: Chile: • Enersis and Endesa Chile undertook revolving credit lines amounting to USD 200 and USD 400 million respectively aimed at increasing the liquidity of both companies. The maturity of these operations ranged from three to five and a half years. Brazil: • In June, the World Bank’s International Finance Corporation (IFC) took a 2.7 percent stake in Endesa Brasil for a total amount in reais equivalent to USD 50 million. • In August, the Río de Janeiro Ampla distribution company issued bonds in the local market totalling 370 Brazilian reais with maturities of five and six years. In November it entered into a five and half year loan with the Banco Nacional de Desarrollo for 301 million Brazilian reais. • Also, Coelce, the distribution company in the state of Ceará, entered into an eight-year financial operation with Banco del Nordeste for 130 million Brazilian reais. • At the end of December, Cien which operates the interconnection between Argentina and Brazil, refinanced the entirety of its third-party debt via a six-year syndicated loan totalling 600 million Brazilian reais. Argentina: • In May the Argentine generation company El Chocón refinanced its debt via a five-year syndicated loan totalling USD 100 million. Colombia: • Betania, the generation company, refinanced its debt by issuing a seven-year domestic 100,000 million Colombian peso bond. It also entered into a six-year Club Deal loan for a total of 270,000 million Colombian pesos. Peru: • Edelnor issued domestic bonds totalling 168 million Peruvian soles falling due between three and ten years. • Edegel launched three domestic bond issues for a total of 80 million Peruvian soles falling due between four and seven years. Operations Review 69 endesa06

01. TOTAL RETURNS FOR ENDESA SHAREHOLDERS ENDESA shareholders obtained a total return of 72.1 percent in 2006, thanks to a 61.3 percent rise in the share price and the payment of a Euro 2.4 per share dividend, which added another 10.8 percent to their returns. In the last three years, ENDESA’s shareholders have received a total average annual return of 41 percent. 01.1.     ENDESA ON THE STOCK MARKET ENDESA delivered a strong share price performance in 2006 due to the following: • The overall rises by international stock exchanges in general and Europe in particular. In Europe, the best performance came from the IBEX-35, which rose by over 31.8 percent. • The excellent performance of ENDESA’s main financial indicators. • The continued outperformance by ENDESA of the targets set out in the company’s Strategic Plan, largely based on the excellent results of all its businesses and a more favourable regulatory environment than originally foreseen. • Greater public awareness of the company’s stock, as a result of the takeover bids for 100 percent of ENDESA. 70 Annual Report 2006

2006 RESULTS Operations Review 71 endesa062006 RESULTS TOTAL RETURNS FOR ENDESA SHAREHOLDERS (2004-2006) Dividend per share Revaluation 2004 2005 200672.1% 10.8%61.3%32.8%28.5% 18%4.6%13.4%4.3% SHARE PRICE PERFORMANCE: ENDESA VERSUS BENCHMARK INDEXES. 2006 ENDESA DJ Euro Stoxx Util Ibex-35 DJ Euro Stoxx 50 61.3%35.1%31.8%15.12% ENDESA’S MARKET CAP. 2004-2006 (In million of Euros) 2004 2005 200637,935 23,52518,306 x 2 ENDESA'S WEIGHTING IN THE MAIN BENCHMARK INDEXES Index weighting Index weighting in 2005 (%) in 2006 (%) Ibex35 5.71 7.40Eurotop100 0.55 0.82DJ EuroStoxx 50 1.15 1.16 DJ EuroStoxx Utilities* 8.66 7.48 DJ Stoxx 600 0.35 0.35 * Change in consolidated group resulting from stock market listing of French utility EDF

As was the case in each of the last three financial years, ENDESA’s shares easily outperformed the benchmark indexes in 2006 both market (the Ibex-35 rose 31.8 percent and the EuroStoxx 50 by 15.12 percent) and sector (the EuroStoxx Utilities index advanced 35.1 percent). ENDESA was the Dow Jones Eurostoxx 50 index company with the largest stock market rise in 2006, outperforming companies such as Suez and Iberdrola. On an European level, ENDESA ranks third in the Dow Jones Eurostoxx Utilities indexes. In 2004-2006, the Company’s value by market cap virtually doubled, increasing by 107.2 percent. The increase in market cap and the stock’s outperformance have resulted in an increase in ENDESA’s weighting in the various indexes. 01.2.     LIQUIDITY ENDESA’s share enjoys high stock market liquidity: average daily trading volume was around 12 million shares in 2006, a rise of 18.8 percent on 2005. This high trading level amounts to an average of 2.9 times market cap, vs 2.5 times the average in 2005. Total trade volume of ENDESA shares was Euro 87.408 billion, 78 percent more than in 2005. 02. ENDESA ON THE NYSE ENDESA’s ADRs (American Depositary Receipt) gained 78.9 percent on the New York Stock Exchange in 2006, closing the year at USD 46.52, its highest level ever. This was better than other foreign companies listed on the US markets (the Global ADR index rose 24.2 percent, more than 54 percentage points lower than ENDESA) and far better than the sector performance (the S&P Utilities Index rose 16.9 percent, in other words, 61 points less than ENDESA’s ADR. 2006 RESULTS CAPITAL ROTATION AND AVERAGE TRADING VOLUMEOF ENDESA SHARES 2004 2005 20062.9 2.52.1 50100150200250 Million Euros 0.5 1.0 1.5 2.0 2.5 3.0 213.2191.5137.8 Rotation Capital rotation (times) Average trading volume (Û Mill/day) 10.1 ENDESA’S AVERAGE TRADING VOLUME (Million of shares/day) 2004 2005 200612.0 8.1 ADR PERFORMANCE: ENDESA VERSUS BENCHMARK INDEXESIN THE US IN 2006ENDESA ADR Index S&P Utilities DJI S&P 500 78.9%24.2% 16.9% 16.3% 13.6% SHARE PRICE PERFORMANCE: ENERSIS AND ENDESA CHILE ON THE SANTIAGO (CHILE) STOCK EXCHANGE VERSUS BENCHMARK INDEXES IN 2006 Endesa Chile Enersis IPSA IGPA 25.8%52.6%37.1%34.4% 72 Annual Report 2006

03. ENERSIS AND ENDESA CHILESHARE PRICE PERFORMANCE In 2006, Enersis and Endesa Chile recorded an outstanding stock market performance, underlining the upward trend seen since 2004. Enersis’ share price rose 52 percent on the Santiago de Chile stock exchange to 169.7 pesos. In turn, Endesa Chile’s share price rose 25.7 percent, to end the year at 653 pesos per share. On the New York Stock Exchange, Enersis’ ADRs rose 45.4 percent to USD 16 per share and Endesa Chile’s by 20.3 percent to USD 36.7. Both companies far outperformed the benchmark indexes, especially Enersis’ADR which was twice that of the rise in the S&P ADR. As to their performance on the Latibex market, Enersis’ share price rose 29.9 percent to Euros 12.08 a share, which was higher than the market benchmark indicators. Endesa Chile’s share price rose 6.9 percent, to end the year at Euros 27.8 a share. The main factors driving the share prices of ENDESA’s Chilean subsidiaries were: • A favourable macroeconomic environment, an improved regulatory framework, and greater exchange rate stability. • The excellent performance of its businesses, which, along with good regulatory management, has seen a strong increase in both generating and distribution margins. • Successful financial management, which has led to improved ratings by the credit rating agencies. Moody’s upgraded Enersis and Endesa Chile’s ratings from Ba1 to Baa3, with a stable outlook, meaning that both companies have been awarded investment grade from all three ratings agencies: Moody’s, Fitch and Standard & Poor. • Increase in shareholder returns through dividends and capital refunds. endesa06 ADR PERFORMANCE: ENERSIS AND ENDESA CHILE ON THE NYSEVERSUS BENCHMARK INDEXES IN 2006 Endesa Enersis S&P ADR DJI S&P 500 Chile ADR ADR 20.0%45.6%24.2%16.3%13.6% SHARE PRICE PERFORMANCE: ENERSIS AND ENDESA CHILE ON THE LATIBEX VERSUS BENCHMARK INDEXES IN 2006 Endesa Enersis Ibex-35 FTSE Latibex FTSE Chile Latibex Latibex All Share Latibex Top 6.9% 29.9% 31.8% 23.8% 18.2% SHARE PRICE DATA FOR ENDESA, ENERSIS AND ENDESA CHILE IN 2006 % Annual Average trading Index High Low Average Last chg. volume (shares) Continuous Market ENDESA (~/share) 36.3 21.7 28.4 35.8 61.3 3,041,387,906 Chile Stock Exchange Enersis (pesos/share) 171.9 109.7 132.8 169.7 52.6 7,714,864,222 Endesa Chile (pesos/share) 653.8 460.0 532.7 653.0 25.7 1,268,876,144 NYSE ENDESA (USD/ADR) 47.8 26.3 36.0 46.5 78.9 23,581,900 Enersis (USD/ADR) 16.3 10.3 12.5 16.0 45.4 79,356,300 Endesa Chile (USD/ADR) 37.3 25.1 30.4 36.7 20.0 17,788,900 Operations Review 73

04. ENDESA’S DIVIDEND04.1. DIVIDEND APPROVED AT THE 2006GENERAL SHAREHOLDERS’ MEETING ENDESA continued its commitment to increase shareholder returns via dividends in 2006. At the General Shareholders’ Meeting of 25 February 2006, approval was given for the payment of a total gross dividend of Euro 2.4 per share, charged against 2005 earnings. The total amount of this dividend was Euro 2.541 billion. This represents a 225 percent increase over the previous year and is the highest dividend in the company’s history. This dividend is the sum of the Euro 0.305 per share interim dividend paid on 2 January 2006, and ordinary final dividend of Euro 0.8284 per share and the pay-out of Euro 1.2666 per share of the total net capital gains obtained from the sale of Euro 1.34 billion of non-core assets in 2005. The ordinary final dividend of Euro 0.8284 per share and the Euro 1.2666 per share from the net capital gains resulting from the sale of non-core assets, which together amount to Euro 2.095 per share, were paid on 3 July 2006. This total dividend of Euro 2.4 per share, represents a total pay-out of 79.9 percent of net profit for the year. Stripping out these net capital gains, the pay-out is 65.2 percent. 04.2.     DIVIDEND PROPOSED AT THE 2007 GENERAL SHAREHOLDERS’ MEETING ENDESA’s Board of Directors shall submit for approval at its 2007 General Shareholders’ Meeting, the proposal to pay a Euro 1.64 dividend for 2006 of which Euro 1.27 corresponds to the ordinary final dividend and Euro 0.37 to the sale of noncore assets. It should be recalled that on 2 January 2007 the Company paid a gross dividend of Euro 0.5 charged against 2006 earnings 74 Annual Report 2006 2006 RESULTS ENDESA DIVIDEND PERFORMANCE(Û/per share) Dividend from capital gains from the sale of non-strategic assets Dividend on ordinary income 2.4 2004 2005 2006 1.64 0.74 1.13 1.27 0.37 1.27 INTERIM DIVIDEND AND COMMITMENTS ON DIVIDENDS FOR 2006 0.50 2005 2006 2006 Dividend* * Proposal to be submitted to the 2007 General Shareholders’ Meeting 0.305 +64% • Dividend on ordinary income: 1.27 e/share • Dividend from sale of nonstrategic assets: 0.37 Û/share • Total dividend: 1.64 Û/share Interim dividend (Û/share)

The Strategic Plan: “ENDESA: Stronger business, greater value” presented to the markets on 3 October 2005, contains a dividend policy that mainly entails: • A CAGR for ordinary dividends of 12 percent, i.e., in line with expectations for bottom-line net profit growth. • Distribution of 100 percent of capital gains generated on disposals of non-core assets. According to the Company’s stated targets, this policy would entail the pay-out of more than Euro 9.9 billion in dividends between 2005 and 2009. 05.     INVESTOR RELATIONS AND ACTIVITIES OF THE SHAREHOLDERS’ OFFICE 05.1. INVESTOR RELATIONS ENDESA maintains ongoing relationships with its shareholders, both private and institutional investors, as well as with the leading stock market analysts. All these shareholder groups are provided with a constant flow of detailed information on the Company’s performance. This is provided by ENDESA’s Investor Relations Department with offices in Madrid and New York and a Shareholders’ Office in Madrid. Among the activities of the Investor Relations Department in 2006, we would highlight the two roadshows (visits to international institutional investors by ENDESA managers) in 11 countries, entailing 175 meetings, at which the Company contacted around 34 percent of its shareholders. The department also maintained ongoing contacts in Spain, the rest of Europe and the US, holding 210 meetings with investors. It also held four public presentations on quarterly results for analysts and investors, and took part in the two sector conferences organised by Edison Electric Institute (EEI) in the U.S. An average of 463 people attended these presentations, 40 in person, 50 via conference call and 370 through webcast via internet. To illustrate ENDESA’s commitment to providing the markets with detailed information on its businesses, each year the Company arranges for analysts and investors to visit its power plants. In 2006, 57 analysts and investors visited the Majorca power plant, and saw seven presentations on issues relating to the generation business and regulatory matters. We would also point out that 40 financial institutions carry out regular research on ENDESA, making it one of the most closely followed electric utilities in the world by the market. In 2006, analysts from these institutions produced more than 200 reports on the Company. ENDESA’s investors relations efforts have been publicly recognised by a substantial number of specialised institutions. In 2006, ENDESA ranked 3rd among European electric utilities in investor relations and 4th among Spanish companies in all industries based on a survey conducted by the renowned Institutional Investor magazine of analysts and investors. ENDESA was also singled out by IR Magazine as the European company that has best carried out its investor relations activities. At the 8th edition of the magazine’s Investor Relations Awards, ENDESA’s commitment to total transparency and accessibility in respect of the financial community was underscored. These awards are based on over 500 interviews with managers, analysts and other industry professionals in the euro zone and are internationally recognised as a benchmark for excellence in investor relations. ENDESA was also a finalist in the “best investor relations during a take-over or merger” and “best use of virtual conferencing” categories. In 2006, ENDESA also ranked third in Europe and seventh in the world in the category recognising those companies with the best practices in the disclosure of financial information based on information provided in their quarterly financial statements and earnings press releases. The prizes are awarded by the prestigious consultancy firm MZ Consult. A total of 145 companies from 31 countries participated voluntarily in the 2006 edition. Finally, in 2006, ENDESA received the “Power Company of the Year” award at the eighth edition of the Platts Global Energy Awards, one of the most prestigious prizes in the international energy sector. The winners are chosen from a list of 200 companies by a jury comprising national regulators, senior executives from leading energy companies and legislators. Financial performance is of particular importance. Operations Review 75 endesa06

2006 RESULTS

05.2. SHAREHOLDERS' OFFICE

ENDESA's Shareholders' Office provides a free shareholder relations service, either in person or by telephone or e-mail, answering any queries shareholders may have and providing them with the following information on the Company: results, dividends, share prices, new bond issues, General Shareholders' Meeting, etc.

In 2006, the Shareholders' Office handled some 15,000 telephone enquiries and 8,300 visits from private investors, most regarding the General Shareholders' Meeting, and sent more than 3,500 information mailings by post or e-mail.


TYPE OF INFORMATION REQUESTED BY ENDESA'S PRIVATE SHAREHOLDERS IN 2006
Share price 12%
Dividends 9%
General Meeting 54%
General Info on ENDESA 6%
Takeover bid by Gas Natural 19%
19%
12%
9%
6%
54%

One of the main sources of information for shareholders is ENDESA's website (http://www.endesa.es), which provides a large amount of economic and financial information for the investment community through the "Investors" section.

This section contains links to quarterly financial results, press releases and official filings, corporate presentations, documents related to the General Shareholders' Meeting, information on dividends, share price performance, etc. In addition, the conference calls on quarterly earnings are broadcast in real-time via Internet.

Finally, ENDESA sends interested investors and shareholders press releases, quarterly results statements, reports and corporate magazines.

05.3. ENDESA SHAREHOLDER STRUCTURE

During the takeover bids made for ENDESA, the composition of the company's shareholders has been significantly altered:



76 Annual Report 2006

endesa06

- The acquisition of 10 percent of ENDESA's capital by Acciona on 25 September 2006 which has seen the construction company's shareholding rise to 21.03 percent.

- The acquisition of 9.99 percent of ENDESA's capital by Enel on 27 February 2007. The Italian company later increased its holding in the company via equity swaps. At the end of April 2007 its total direct and indirect stake was 24.973 percent.

- The CNMV's communiqué of 10 April 2007 confirmed that E.ON's takeover bid for ENDESA had failed to prosper as the minimum amount set to accept the deal was not reached (529,481,934 shares representing 50.01 percent of ENDESA's capital) and the offeror had failed to waive this condition.

On 11 April, Acciona, the Spanish construction company, and Enel from Italy announced they were to launch a joint bid for 100 percent of ENDESA at a price of Euro 41.3 per share to be fully paid in cash. Acceptance was conditional upon the bid being accepted by at least 50.01 percent of the company's capital and the acceptance of various modifications to the Articles of Association.

We should recall that, as of April 2007, Caja Madrid is one of ENDESA's main shareholder with a 9.9 percent stake.

Consequently, as a result of this and other operations since the end of the 2005 financial year, ENDESA's shareholder structure as of 3 April 2007 is as follows:


Enel
Acciona
Cajamadrid
Sepi
Free float
24.973%*
21.03%
9.9%
2.9%
41.2%
* "Equity swaps" included



Operations Review | 77

78 Annual Report 2006 ENDESA’S STRATEGY

In 2006, the Company made excellent progress towards meeting the targets set out in its Strategic Plan, announced to the market in October 2005. Firstly, both EBITDA and net profit comfortably beat the targets set thanks to the Company’s improved performance and the actual performance of the economy being well above the initial conservative forecasts. Secondly, there was further confirmation and consolidation of the very positive trends in the markets in which ENDESA operates. • Notable regulatory progress in Spain, offering a positive future outlook. • Consolidation of higher energy prices in Europe. • A sharp upturn in the economic recovery in Latin America. These and other factors prompted ENDESA’s management team to announce, on 25 July 2006, a significant improvement in forecasts and commitments to the market with respect to those announced in October 2005. On 24 January 2007, the Company once again raised some of its main targets for 2009, in light of the excellent provisional results for 2006 at that time and of an improved outlook for its businesses in the areas in which they operate. In line with these new forecasts: • EBITDA in 2009 will be Euro 8,500 million, Euro 170 million more than the earlier forecast, giving a CAGR of 8 percent1, in like-for-like terms, in the 2006-2009 period. • Net profit for 2009 is forecast to top Euro 3,075 million, Euro 75 million more than the earlier forecast. It will be underpinned by significant growth in net income from ordinary activities, which is set to be Euro 2,970 million, according to current estimates, and which will account for 97 percent of total net profit. 01.     SUMMARY OF STRATEGIC PLAN ANNOUNCED IN OCTOBER 2005 ENDESA’S strategic plan presented in October 2005 has two main planks: shareholder returns and the organic growth of its businesses. 01.1.     SHAREHOLDER RETURNS ENDESA’s strategy is based on creating shareholder value and distributing that value in the form of dividends. ENDESA has made a commitment to the market to pay dividends of Euro 9,900 million in the period 2005-2009. Value creation and payment of these dividends are based fundamentally on organic business growth and efficient use of capital, including the sale of non-core assets. Specifically, following the sale of stakes in Auna and Smartcom in 2005, ENDESA will continue to sell its significant real estate portfolio, through its company Bolonia Real Estate. 01.2.     ORGANIC GROWTH ENDESA has developed excellent business platforms in its three main business areas (Spain and Portugal, Europe and Latin America) which give it significant growth opportunities through market growth, organic expansion and efficiency improvement. Operations Review 79 endesa06 IMPROVED COMMITMENT TO THE MARKET (In million of Euros) New Commitments Commitments commitments announced in announced in announced in October 2005 July 2006 January 2007 2009 EBITDA target 7,500 8,330 8,500 2009 Net income target 2,200 3,000 3,075 Efficiency Plan target 525 670 695 Dividend from ordinary activities (2005-09) ~5,000 ~7,600 ~7,600 Dividend from disposals (2005-09) ~2,000 ~2,300 ~2,300 Total shareholder remuneration (2005-09) 7,000 9,900 9,900 Leverage <1.4x <1.4x <1.4x 1 Like-for-like growth deducting the historic deficit for non-mainland systems in 2006 (Euro 227 mill.) and non-recurrent regulatory items in Italy (Euro 86 mill.). DIVIDEND COMMITMENT FOR THE PERIOD 2005-2009 Annual increaseabove 12% ~7,600 million Euro in dividend on ordinary income in 2005-2009Dividend from saleof non-strategic assets Dividend on ordinary income Distribution of 100% of the gains ~2,300 million Euro in gains from sale of non-strategic assets +

80 Annual Report 2006 ENDESA’S STRATEGY All of these will allow ENDESA to boost EBITDA in each of its three business areas to Euro 8,500 million in 2009, with a CAGR of 13 percent in the period 2004-2009 and of 8 percent2 in 2006-2009. To assure this growth ENDESA designed an investment plan of Euro 14,600 million for the period 2005-2009 aimed at satisfying the needs of the markets it supplies, maintaining its market share and lead position principally in Spain and Chile, facilitating organic expansion in Italy and France, and giving a major boost to the renewable energies business. ENDESA in January 2007 updated the plan to include new investments destined to form the basis for long-term growth. These investments will predominantly come on stream after 2009. In the three years remaining (2007-2009) of the 2005-2009 Strategic Plan, ENDESA will invest a total of Euro 12,300 million with the majority destined to the Electricity Business in Spain and Portugal (Euro 6,700 million), followed by Europe (Euro 2,900 million), Latin America (Euro 2,500 million) and other businesses (Euro 200 million). The investment plan is an ambitious program to increase capacity through which ENDESA will maintain its leadership in generation in the electricity business in Spain and Portugal and its generation-demand balance, diversify its mix by adding new combined cycle plants (CCGTs) and adapting coal-fired plants to regulatory requirements (especially the EU Directive on large combustion plants). In the Electricity Business in Europe, the goal of ENDESA’s Investment Plan is centred on transforming its generation mix, to make it more balanced, diversified, competitive and compatible from an environmental standpoint, and on taking advantage of growth opportunities to anticipate market needs with new CCGTs in France and Italy. As for the Electricity Business in Latin America, ENDESA will build new capacity, mainly in Chile, which is the market with the lowest reserve margin and which is the most attractive market from an economic point of view. To these investments are added the stakes ENDESA has been acquiring in re-gasification projects in Spain, Italy and Chile, and which will allow it to gain access under more advantageous conditions to gas, a key fuel for the development of an important share of new capacity. As part of its plan for new generation capacity, ENDESA is especially focussed on growth in renewable energies, which will have an increasing weight in its generation mix. This will allow ENDESA to balance its position and consolidate its commitment to these energies, taking into account its envi-EBITDA PERFORMANCE 04-09 (In million of Euros) 2004 2005 2006 2009 4,521 6,020 7,139 8,500 13% TACC 2004-2009 UPDATED INVESTMENT PLAN 2005-2009 2005 2006 2007-2009 Total 2007-2009 Total 05-09 2005-2009 Updated Updated 12.3 3.2 7.7 7.7 4.6 3.7 14.6 19.2 2005-2009 INVESTMENT PLAN (In thousand million of Euros) 2 Growth in like-for-like terms deducting the non-mainland systems historic deficit of Euro 227million and Euro 86 million in non-recurring regulatory items in Italy. FORECAST INVESTMENT 2007-2009 By business By type of investment 6.7 2.9 2.5 12.3 44% 56% 100% 0.2 Expansion Maintenance Spain and Portugal Europe Latin America Other

onmental compatibility, the favourable economic conditions they enjoy as well as their outlook for growth. Planned investments in this technology include those in the Electricity Business in Spain and Portugal, and Europe, mainly in wind farms, new investments in hydroelectric pumping stations in Spain and Portugal, wind farms planned in Italy and France as Endesa faces the need for green certificates, as well as the decisive commitment to developing Chile’s hydroelectric potential, with the Aysén project and the construction of the Palmucho plant. Planned organic growth will also be based on the Efficiency Improvement Plan, begun in the first half of 2005. This Plan will generate Euro 695 million in the period 2005-2009. In the Business in Spain and Portugal, ENDESA has 60 different initiatives for efficiency improvement with specific targets. In Europe, efficiency improvements will be based on a reduction in fixed costs and greater efficiency in energy management, while in Latin America, efficiencies will derive from loss reduction programs and a reduction in fixed costs in generation and distribution. In addition, in Latin America ENDESA has set a priority of continuing to simplify the corporate structure inherited with the purchase of some of its main stakes. This, along with the contribution of more than USD 1,000 million of cash to Endesa, through dividend payments and share buybacks during the period 2005-2009, will allow it to give more transparency to this business’ potential. It is worth pointing out that, in the market presentation of January 2007, this commitment was raised to USD 1,600 million, thanks to the favourable performance of the companies and economies in countries where ENDESA has a presence. In addition, the Company is considering restructuring companies and carrying out an IPO of Endesa Brasil. These operations should increase cash returns by an additional USD 1,000 million. Finally, it is worth noting that ENDESA will carry out its Strategic Plan without putting at risk the financial strength and flexibility characteristic of its current circumstances. To this end, it is committed to maintaining a gearing ratio of less than 140 percent throughout the period 2007-2009. Operations Review 81 endesa06 INSTALLED CAPACITY PLAN 2005-2009 BY BUSINESS AND REVISED ESTIMATES (MW) SPAIN AND PORTUGAL 2005 2006 2007- 2005- 07-09 05-09 Dif. vs. 2009 2009 updated updated 2005-09 Plan Islands Renewables CCGT 4601,1876,2504,603 850840 3,200 6,537287 4,890 EUROPE — ITALY 2005 2006 2007- 2005- 07-09 05-09 Dif. vs. 2009 2009 updated updated 2005-09 Plan Renewables CCGT 230378 1,115507 216800 1,6245091,016 EUROPE — FRANCE 2005 2006 2007- 2005- 07-09 05-09 Dif. vs. 2009 2009 updated updated 2005-09 Plan Renewables CCGT 150800 950 950 950 LATIN AMERICA 2005 2006 2007- 2005- 07-09 05-09 Dif. vs. 2009 2009 updated updated 2005-09 Plan Coal Renewables CCGT 42222589325220 90515 1,089 500825

r 02.FULFILLING THE STRATEGIC PLAN IN 2006 As we have previously mentioned, the successful fulfilment of the Strategic Plan prompted the Company’s management to significantly upgrade its commitment to the market. 02.1.     CREATION OF SHAREHOLDER VALUE AND DIVIDEND PAYMENT In 2006, Endesa shareholders obtained a total return of 72.1 percent, comprising 61.3 percent of share price increases (from Euro 22.22 per share on 30 December 2005, to Euro 35.83 per share on 29 December 2006) and Euro 2.4 per share distributed as dividends, equivalent to a dividend yield of 10.8 percent. As for dividends for 2006, ENDESA announced that it will submit for approval to the Ordinary Shareholders’ Meeting a proposal to pay out a total dividend of Euro 1.642. Having already paid an interim dividend of approximately Euro 1.64 per share in January 2007, the Company shall pay a final dividend of Euro 0.5 per share in July 2007 giving a total of Euro 1.14 per share. The total proposed dividend charged against 2006 results will mean a payout of Euro 1,736 million comprising Euro 1.27 per share for ordinary activities and Euro 0.37 per share from the distribution of capital gains generated from the sale of non-core assets, with these sales giving Endesa Euro 393 million in 2006 capital gains thanks to very favourable conditions for the sale of its remaining 5 percent of Auna (the transaction’s total value was Euro 378 million), the sale of real estate assets (transactions with a total value of Euro 300 million) and of other assets, including 49 percent of Portuguese company NQF (total value of transactions: Euro 121 million). As a result, the targets announced to the market will be amply met, with ordinary dividend growth of approximately 12 percent compared with the target announced. In the Strategic Plan’s first two years, the company will have paid out Euro 4,277 million in dividends charged against 2005 and 2006 income which is 43 percent of the total commitment for 2005- 2009 (75 percent in dividends from asset sales and 39 percent in dividends from ordinary activities). 02.2.     ORGANIC GROWTH In 2006, ENDESA beat its own operating growth targets announced to the market in the updated Strategic Plan of July 2006. EBITDA rose 19 percent, compared with the objective of 13 percent for the 2004-2009 period and all three of its businesses beat expectations. These good operating results are confirmed by net profit, which was 2 percent higher than its target. Even more significant is the fact that net profit, excluding asset sales, rose 40 percent, leaving ENDESA in a perfect position to reach its 2009 objective. All of these growth targets were surpassed without exceeding the leverage limit of 140 percent. This ratio at the end of 2006 was less than 125 percent. 82 Annual Report 2006 ENDESA’S STRATEGY 3 Subject to approval by the General Shareholders' Meeting DIVIDEND COMMITMENT MET IN 20062 (e/share) On ordinary income From sales of assets Complementary dividend2 Interim dividend 2005 2006 2006 2006 Total 1.13 1.642 1.272 15% 0.372 1.14 0.50 2005-2009 STRATEGIC PLAN DIVIDEND PERFORMANCE (Mill. e) 2005 2006 2005- 2005- 2006 2009 From sales of assets On ordinary income 1,200 1,733 1,3453 2,300 7,600 4,277 1,341 3923 2,545 9,900 43% 75% 39%

Optimising the existing business portfolio ENDESA has made notable progress in optimising its businesses using four main courses of action: Optimising operation in wholesale markets: Looking beyond operations in traditional wholesale markets, the electricity pool and coal, ENDESA is putting special emphasis on ensuring competitive costs in the acquisition of its main fuels as it faces future growth. To this end, it is being especially active in gas and CO2. Endesa is developing five re-gasification projects, three of them in Spain (Sagunto, Reganosa and Gascan), one in Italy (Livorno) and another in Chile (Quintero). The progress made at Reganosa in 2006 allows Endesa to forecast that in 2007 it will supply gas to the As Pontes plant. In addition, ENDESA in March 2006 received authorisation to build and put into operation a offshore re-gasification terminal at Livorno. It signed an agreement in April 2006 to take a stake in a company developing a re-gasification project in Chile, which will solve the gas shortage problems the country has suffered since the Argentine crisis. As for assuring emission rights at competitive prices, ENDESA is a pioneer in the development of Clean Development Mechanisms (CDM). The company in 2006 signed agreements and letters of intent for CDM projects for the equivalent of 108 million tonnes of CO2 and in the negotiation phase for projects for the equivalent of 104 million tonnes of CO2.With these initiatives, the company aims to cover 30 percent of its emission rights needs in Phase 1 and 50 percent in Phase 2 of the National Allocation Plan. Managing regulatory issues: ENDESA places special emphasis on developing constructive relationships with regulators of the electricity systems in which it operates. A series of transcendent steps forward took place in the regulatory arena in 2006, especially in the Electricity Business in Spain and Portugal. For example, Spanish tariffs increased 9.1 percent in 2006, after the previously instituted price increase ceiling was eliminated. In addition, the tariff deficit was acknowledged, allowing companies to securitise it. As for wholesale markets, bilateral contracts increased and the OMIP (Iberian Electricity Spot Market) opened. In non-mainland systems, development was completed on the regulatory methodology for recognition of costs and investments, while in national coal, the new Mining Plan with demand incentives (Euro 10/MWh) was approved, as was the National Allocation Plan for emission rights (NAP), whose content is fully compatible with ENDESA meeting its Strategic Plan targets. All of these developments are unmistakable signs that the Spanish regulatory framework, as ENDESA has said, is making progress toward full liberalisation and recognition of real market prices. At the same time, Latin America made progress on a variety of regulatory issues. Brazilian distributors, for instance, received an improvement in pass-through of energy purchase costs. After the end of the finacial year the Argentine government approved an update of the tariffs of ENDESA’s distributor (Edesur), which had been frozen since the 2001 crisis. This tariff revision will boost Edesur’s revenue by 38 percent, which will allow it to recover the tariff increases that had been agreed since 2005 yet had not been made effective until now. Improving efficiency: ENDESA in 2006 amply met the objectives for efficiency improvements it announced to the market, as it exceeded forecasts by 32 percent in the period 2005-2006. In the Strategic Plan’s first two years, ENDESA has reached 55 percent of the efficiency improvements budgeted for the period 2005-2009. Operations Review 83 endesa06 COMPLETION OF EBITDA TARGET (Mill. e) 2004 2005 2006 2006 2009 Target Spain and Portugal Europe Latin America 2,472 3,2663,835 3,750 4,630 535887 1,116 1,1001,400 1,5221,878 2,188 2,0802,470 6,0208,5004,521 13% 10% 21% 13% 17% 26% 17% 3%19% 7,139 6,930TACC 2004-2009 COMPLETION OF EBIT TARGET (Mill. e) 2005 2006 2006 2009 TargetRecurrent Sales of assets 2,9003,075 3,182 2,9691,841 2,576 2,4202,970 1,341393 480 10540% 2% Total figures for 2004 and 2005 include EBITDA from “other business” for –8 and –11 million Euro, respectively.

ENDESA'S STRATEGY

COMPLETION OF IMPROVEMENTS IN EFFICIENCY (Mill. €)


181
204
385
292
695
55%
32%
2005
2006
2005-2006
2005-2006 Target
2009

Giving greater transparency to the contribution of the Latin American business: ENDESA has made considerable progress in this business line, meeting targets for the cash flow contribution from the Latin American Business. In 2005 and 2006, the company reached 56 percent of the total committed for the period 2005-2009, which has allowed it to raise this target from USD 1,000 million to USD 1,600 million between 2005 and 2009 as mentioned above.

COMPLETION OF THE CONTRIBUTION OF LATIN AMERICAN BUSINESS (Mill. USD)


Capital reductions
Dividends
Target
308
222
86
253
132
121
561
354
207
1,000
600
1,600
56%
35%
2005
2006
2005-2006
2009 Target
Improvement
2009 Revised

In addition, in 2006 progress was made in simplifying the corporate structure of this Business. In this regard, the IFC's acquisition of 2.7 percent of the holding company Endesa Brasil, which since its creation in October 2005 has confirmed its positive performance and its attractiveness as an independent business venture. Among other operations were the merger of Chilectra and Elesur in March 2006, which produced a simpler corporate structure and a significant change to the tax base; the merger of Edegel and Etevensa, which, following the pertinent approval, produced the largest generation company in Peru, giving it a more balanced mix; and finally, the merger of Emgesa and Betania in December 2006, through which a predominantly hydroelectric business will be combined with a more thermal one, creating a group with lower risk.

Development of current businesses' options

Develop new conventional capacity in existing markets: In 2006 ENDESA successfully developed the capacity plan announced in October 2005. In Spain and Portugal, among other facilities, the CCGT at Cristóbal Colón (400 MW) came on stream, and, in non-mainland systems, it started operation of the gas turbines at Ca's Tresorer, Barranco de Tirajana and Granadilla as well as the diesel groups in the Canary Islands and Ceuta. To these developments are added the conversion of Group 3 of As Pontes to imported coal (367 MW). As for the rest of the capacity forecast for 2009, the As Pontes CCGT (800 MW) is expected to come into operation in 2007, while the Tejo station in Portugal (800 MW, a 50-50 venture between ENDESA and International Power) obtained permission to connect to the national grid.

COMPLETION OF NEW CAPACITY (MW installed)


CCGT
Islands
5,137
3,946
1,191
512
400
6,049
4,458
1,591
9,400
5,000
4,400
2005
2006
2005-2006
2009

Targets for the European business capacity plan were also satisfactorily met. In Italy the company successfully carried out the purchase of the CCGTs at Teverola and Ferrara from the Merloni Group. Endesa also obtained permits to start construction of the 800 MW CCGT it plans to build on its land in Emile Huchet (France).

In Latin America, ENDESA fulfilled its capacity plan for 2006, with the CCGT at Etevensa in Peru (172 MW) coming into operation. In addition to this project, it also acquired the gas-fired plant Termocartagena (142 MW) with which ENDESA will be able to improve its mix in Colombia. The other generation projects proceeded at the expected pace.

Develop new renewable energy capacity and increasing its weight in the generation mix: ENDESA in 2006 continued its commitment to renewable energies. In Spain and Portugal, it installed capacity of 275 MW, the majority in wind farms and mini-hydro plants. These additions were accompanied by significant growth in the project portfolio, which amounts to more than 6,000 MW currently, and includes the awarding of 1,200 MW of wind energy to the Eólicas de Portugal consortium, in which ENDESA holds a 30 percent stake. With these develop-

84 | Annual Report 2006

ments, the Company ensures that it will meet its target of obtaining 3,000 MW of renewable energy capacity in Spain in 2009, 74 percent of which is already in operation. In Italy, ENDESA started operation of the Iardino wind farms, with installed capacity of 142 MW. The Company plans to install another 366 MW of renewable energies in Italy and France between 2007 and 2009. A large portion of this capacity is already contracted, mostly in the Framework Agreement with Gamesa. Taking advantage of opportunities deriving from deregulation The third strategic line of action consists of the development of competitive market positions that allow the company to maximise profitability in those markets where deregulation is taking place. In 2006, ENDESA was the only Spanish electricity company which remained committed to retailing energy on the deregulated market. Within this market, the Company was able to set an equivalent price of Euro 60/MWh in its contract renewals, compared to the energy sale price of Euro 42.35/MWh set by the regulator. ENDESA’s client portfolio covers a large part of price volatility in the wholesale market and provides an adequate hedge against certain regulatory risk. In the European business, the supply and trading business is beginning to show its potential, with EBITDA of Euro 42 million 2006 due largely to an increased client portfolio. ENDESA remains strongly committed to this business line, convinced that European markets will tend toward greater integration and that the relationship with the final client will end up being the principal source of value creation. In Latin America, this commitment is especially reflected in the supply of value-added services to retail clients through service points operated by the Company’s distributors. With this activity, alongside its regulated business, ENDESA is able to maximise profitability. Operations Review 85 endesa06

03. TAKEOVER BIDS FOR ENDESA ENDESA has been immersed in various takeover bids for 100 percent of its capital since 5 September 2005. Throughout the process, ENDESA has acted to defend the interests of its shareholders and their right to decide the Company’s future which involved securing offers which correctly reflected its true value and preserving the main aspects of its industrial project. The process’ main events and the Board of Directors’ stance were as follows: • On 5 September 2005 Gas Natural launched a takeover bid for 100 percent of Endesa at Euro 21.3 per share with one third to be paid in cash and two thirds in shares in the offeror. The day after the bid was announced, the Board of Directors of ENDESA stated that “following a preliminary assessment, the bid’s financial terms are manifestly insufficient and in no way reflect the true value of the Company” and that “the operation is incompatible with the regulatory and competition framework”, and therefore implies unforeseen risks “which could cause significant damage to ENDESA’s shareholders”. • On 16 September 2005 the Company filed an appeal with the Supreme Court concerning the letter/request prepared by the CNMV’s Chairman regarding the “passivity rule” (Procedure 461/05). On 10 November 2005, the Supreme Court accepted ENDESA’s request to temporarily suspend the effects of the letter/request. • On 19 September 2005, ENDESA requested that the European Commission intervene and assess the Gas Natural bid from an anti-trust angle. The European Commission ruled on 15 November 2005 stating its inability to rule on the merger. On 29 November 2005 ENDESA appealed to the Supreme Court in Luxembourg. This appeal was rejected on 14 July 2006. • On 8 November 2005, the CNE decided to approve Gas Natural’s bid but imposed certain conditions. On 10 November 2005, ENDESA lodged an appeal with the Ministry for Industry, Tourism and Commerce which was rejected. ENDESA then appealed to the Supreme Court. • On 22 November, Endesa, S.A. filed suit with the Mercantile Court in Madrid against Gas Natural SDG, S.A. and Iberdrola, S.A. alleging that the agreement between the two companies supposedly constituted “financial assistance” which is forbidden under Article 81 of Spanish company law (Procedure 21/2006.). • On 25 November 2005, ENDESA filed a lawsuit against Gas Natural SDG, S.A. and Iberdrola, S.A. with the Mercantile Court based on Section 81 of the European Community’s Constitution, in which it stated that Gas Natural SDG, S.A. and Iberdrola, S.A. had reached an illegal agreement under the terms of the above provision (Procedure 523/2005). • On 30 November 2005, ENDESA filed suit with the CNMV against La Caixa should for failing in its duty to launch a takeover bid for Gas Natural to gain control of the company. The regulator rejected this lawsuit prompting ENDESA to lodge an appeal. • In December 2005, ENDESA and its board members received a lawsuit filed by Gas Natural with the Mercantile Court in Barcelona alleging the “passivity rule” (Procedure 697/05), and requesting an injunction which was later rejected. The process was finally resolved in 2007 with Gas Natural accepting the rejection. Also in December 2005, ENDESA’s Board of Directors received a lawsuit presented by Gas Natural in the Mercantile Court in Madrid alleging individual responsibility regarding its behaviour during the takeover process (Procedure 522/05). The case is due to be heard in May 2008. • On 26 December ENDESA’s Executive Committee agreed to authorise that information may be submitted to Gas Natural or any other third party which might be interested in tabling a competing bid providing the correct guarantees were in place and that the shareholders’ best interests were upheld. This decision was ratified by ENDESA’s Board of Directors on 10 January 2006. • On 3 January 2006, the Anti-Trust Court advised the Spanish government to stop Gas Natural’s bid. • The Spanish Cabinet approved the merger on 2 February subject to 20 conditions. • On 9 February 2006, ENDESA lodged an appeal against the Cabinet’s decision to authorise the takeover with the Supreme Court and requested an injunction (Procedure 47/06). • On 21 February 2006, the German electricity company, E.ON Zwölfte Verwaltungs GmbH, a subsidiary of E.ON AG (E.ON), requested authorisation from the CNMV to table a competing bid for 100 percent of ENDESA at an initial price of Euro 27.50 per share to be fully paid in cash. 86 Annual Report 2006

ENDESA’S STRATEGY That same day, ENDESA’s Board of Directors announced that, following a preliminary assessment of the bid, it considered the offer to be favourable as it was a cash offer, it would also maintain the Company’s industrial project intact and was substantially more than Gas Natural’s bid. However, the Board stated that the price offered was not a fair reflection of ENDESA’s real value. The Board’s communiqué also stated that “pursuant to legislation in force, ENDESA has held talks with companies interested in the take-over process initiated by Gas Natural on 5 September 2005. E.ON was one of these companies. These talks have resulted in no firm commitment from any of the parties involved”. • On 27 February 2006, the CNMV authorised Gas Natural’s bid prompting ENDESA to lodge an appeal with the Supreme Court. • Royal Decree Law 4/2006, of 24 February which was published on 28 February, amended the CNE’s functions. The changes included broadening function 14 of the CNE stating that the regulator needed to authorise E.ON’s bid. • On 7 March ENDESA’s Board of Directors released its findings on Gas Natural’s takeover bid (which the CNMV had already approved). The bid was deemed negative and shareholders were advised not to accept it for a number of reasons, namely: “the consideration is substantially less than the value attached to ENDESA by applying generally accepted valuation criteria”, “payment (65.54 percent of the total) is based mainly on the delivery of Gas Natural shares, whose current price overstates the Company’s weak medium-and long-term business prospect”, “under the terms of the Gas Natural and Iberdrola agreement the disposal of assets and the conditions imposed by the Cabinet would severely weaken the newco”. • On 21 March 2006, Madrid Mercantile Court Nº 3 upheld ENDESA’s request for an injunction which had been presented on 25 November 2005 concerning the Gas Natural and Iberdrola pact. The Court suspended “the takeover bid launched by Gas Natural on 5 September 2005 for ENDESA’s shares and, therefore, the execution of all related acts in connection with the takeover bid” as well as “the contract signed on 5 September 2005 between Gas Natural and Iberdrola”, and ruled that ENDESAdeposit a bank guarantee of Euro 1,000 million to cover any potential damages which may arise. ENDESA deposited said guarantee on 4 April and Gas Natural’s takeover bid was subsequently suspended. • On 21 April 2006 the Supreme Court ruled to suspend the Government’s authorisation concerning Gas Natural’s bid providing the guarantee deposited on 4 April with the Madrid Mercantile Court Nº 3 cover any damages arising from said suspension. Operations Review 87 endesa06 • On 24 April 2006, the pertinent European Community authorities gave their unconditional approval for E.ON’s takeover bid. • The CNMV’s Executive Committee on 23 June 2006, rejected Gas Natural’s complaint that E.ON had used privileged information when preparing its own bid. • On 28 July 2006, the CNE informed the CNMV that it would approve E.ON’s bid but with 19 conditions, including the disposal of various of ENDESA’s generation assets in Spain totalling 7,600 MW of capacity. • On 1 August, E.ON informed the CNMV that, following a preliminary assessment of the CNE’s approval of its takeover bid, E.ON had decided to lodge an appeal with the Ministry for Industry, Tourism and Commerce focusing especially on the CNE’s conditions regarding the disposal of assets. • On 25 September 2006, Acciona S.A. (Acciona) informed the CNMV that it had acquired 10 percent of ENDESA’s capital at a price of Euro 32 per share. Acciona subsequently increased its stake to 21.03 percent. • On 26 September 2006, E.ON announced it would increase the price offered in its original bid, presented on 21 February 2006, to at least Euro 35 per share. • On 4 November 2006, the Ministry for Industry, Tourism and Commerce issued a decision concerning the appeal lodged by E.ON on 1 August regarding the conditions imposed by the CNE on its takeover bid. The resolution included removing the terms for the disposal of assets. • The CNMV authorised E.ON’s takeover bid on 16 November 2006 declaring it a rival bid to Gas Natural’s and stating that “once the Euro 2.095 per share dividend to be paid by ENDESA, S.A. on 3 July 2006 is taken into account, the offer will stand at Euro 25.405 per share. However, according to the statement included in the registry of relevant events on 26 September 2006, a copy of which is included in the prospectus, the offeror will raise this to at least Euro 35 per share”. The same day ENDESA requested that the Supreme Court lift the injunction suspending the Government’s authorisation of Gas Natural’s takeover bid, noting that “new events and circumstances have emerged that affect the material hypothesis taken into consideration by ENDESA when bringing the injunctions. Specifically, the final authorisation of the rival takeover bid by E.ON justifies the decision to request the modification and lifting of the injunctions in place in order to enable ENDESA’s shareholders to take a decision on the potential sale of their shares within the framework of the current takeover bids.” ENDESA also requested the Madrid Mercantile Court Nº 3 lift its injunction. • On 21 November 2006, following the CNMV’s authorisation of E.ON’s bid at Euro 25.405 per share, ENDESA’s Board of Directors released its findings on the bid. The report confirmed its initial assessment from 21 February in which it expressed its satisfaction that the bid was to be paid fully in cash unlike Gas Natural’s rival bid and that the price offered was higher. The Board also viewed as positive the fact that the offeror intended to uphold ENDESA’s industrial project and, in particular, its investment and workforce plans as stated in the Prospectus. However, it recommended not accepting the Offer at Euro 25.405 per share “given the Offeror’s irrevocable commitment to raise the price to a minimum Euro 35 per share”. • On 16 January 2007, the Madrid Supreme Court rendered the injunction imposed by Mercantile Court Nº 3 on Gas Natural’s takeover bid, void. • On 23 January 2007, the Supreme Court ruled that it was lifting the injunction imposed on Gas Natural’s bid. • The CNMV announced on 25 January 2007 that the acceptance period for E.ON’s takeover bid would commence on 26 January 2007 and conclude on 26 February 2007, inclusive, and that the acceptance period for Gas Natural SDG, S.A.‘s bid, unless the company chose to withdraw its bid, would be automatically extended from that same day, adding that “any modifications to the conditions and the respective bids must be notified in a sealed envelope on 2 February 2007". • On 1 February 2007, Gas Natural withdrew its takeover bid for ENDESA. • E.ON’s bid, which had been presented in a sealed envelope, was announced on 2 February 2007 in accordance with the regulation governing rival takeover bids. The price offered by the German company was Euro 38.75 per share. • On 6 February 2007, ENDESA’s Board of Directors released its report on E.ON’s Euro 38.75 per share bid, deeming the terms and conditions to be favourable and highlighting that “E.ON’s bid is fair, from a financial point of view, to the shareholders of ENDESA”. • On 27 February 2007, Enel S.p.A. (Enel) informed the CNMV that it had acquired 9.99 percent of ENDESA’s capital at a price of Euro 39 per share. It subsequently increased its stake in the company indirectly, via equity swaps, until it had obtained 24.973 percent. 88 Annual Report 2006 ENDESA’S STRATEGY

• Following authorisation from the CNMV, on 26 March 2007 E.ON raised its offer price for ENDESA to Euro 40 per share. The same day Enel and Acciona announced they had reached an agreement to manage ENDESA jointly and that they would launch a takeover bid offering at least Euro 41 per share should E.ON fail to obtain over 50 percent of ENDESA. • On 2 April 2007 E.ON, Enel and Acciona announced they had reached an agreement whereby E.ON would withdraw its bid for ENDESA should it fail to obtain over 50 percent of its capital thus forcing Enel and Acciona to sell its assets in ENDESA in the event of the joint takeover bid being accepted. • E.ON then informed the CNMV on 10 April 2007 that it was withdrawing its takeover bid as it had only obtained approval from 6.01 percent of the shareholders and had not renounced the condition that its offer be accepted by at least 50.01 percent of ENDESA’s capital. • The next day, on 11 April 2007, Enel Energy Europe S.r.L, a subsidiary of Italy’s Enel, and Acciona requested the CNMV authorise their joint takeover bid for 100 percent of ENDESA’s share capital at Euro 41.3 per share, paid fully in cash, having already acquired stakes of 24.973 and 21.036 percent respectively. That day, ENDESA’s Board of Directors announced that it “had taken due notice of E.ON’s decision to withdraw its takeover bid and of the significant event notified by Enel and Acciona in which both companies made it known that they have filed a takeover bid with the CNMV for the Company. Statements regarding the bid will be made when appropriate and in the applicable manner”. At the date of publication of this report, this takeover bid is in the process of being authorised by the Company. As a result of the above events throughout the takeover processes, ENDESA’s strategy has remained focused on defending its shareholders’ interests and endeavouring, at all times, to ensure their ability to take a final decision on the Company’s future. We would stress that, throughout the whole processes, ENDESA has managed to convince the markets of the Company’s greater value. Operations Review 89 endesa06

BUSINESSES 90 Annual Report 2006

OPERATING DATA 2002 2003 2004 2005 2006 INSTALLED CAPACITY (MW) 40,945 41,836 45,850 45,908 47,113 OUTPUT (GWh) 151,033 158,081 175,838 185,264 186,411 SALES (GWh) 152,762 163,640 181,217 203,335 220,299 CUSTOMERS (Thousands) 20,544 20,960 21,463 21,936 22,701 Operations Review 91 endesa06

92 Annual Report 2006 BUSINESSESBUSINESS IN SPAIN AND PORTUGAL 01. OVERVIEW OF ENDESA’S BUSINESS INSPAIN AND PORTUGAL ENDESA is the largest electricity company in the Iberian region (the Spain and Portugal markets), positioning it solidly to take advantage of the opportunities presented by the implementation of the Iberian Electricity Market (Mibel) being carried out by the governments of the two countries. 01.1.     PRESENCE IN SPAIN ENDESA is the leading company in the Spanish electricity sector. At the end of the 2006 financial year it had a consolidated capacity of 22,893 MW, producing a total of 88,482 GWh over the course of the year. The Company achieved a 38.1 percent share of standard generation, 43.1 percent of distributed energy, 39.7 percent of sales to regulated-market customers, 55.6 percent of sales to deregulated-market customers and 43.6 percent of total sales to end customers. It recorded the greatest volume of energy supplied to end customers through its electricity grids (104,383 GWh in 2006), and has the most extensive distribution grid (298,550 km) and the largest customer base (over 11 million) in the sector. ENDESA is also the No. 1 company when it comes to sales, with 33,534 GWh sold on the deregulated market, where the Company had 1,074,006 customers by the end of 2006. On the regulated market (i.e. the market composed of customers supplied in accordance with rates fixed by the public authorities) ENDESA sold 71,599 GWh in 2006. 6

Operations Review 93 endesa0

ENDESA also maintains a sizeable presence in the Iberian natural-gas market. On the regulated market, it provided this service to 351,000 users in 2006, with total gas sales of 3,782 GWh, representing a market share of 7.2 percent. On the deregulated market, gas sales were 23,697 GWh to over 320,000 customers, a market share of 11.6 percent. 01.2.     PRESENCE IN PORTUGAL In 2006 ENDESA made significant headway in the process to consolidate its presence in Portugal, opening new headquarters in the country to do business under the Endesa Portugal brand. In Portugal, ENDESA’s stake in generation takes the form of a 38.9 percent holding in Tejo Energia, the owner of the Pego coal-fired power station, which has a capacity of 600 MW and produced 4,760 GWh in 2006. In 2006, this company was allocated a reception point for an 800 MW CCGT, with construction scheduled to begin in 2007. It also has a significant presence in cogeneration and windturbine generation. It holds a 50 percent stake in Sociedade Térmica Portuguesa, the Portuguese cogeneration market leader, with a capacity of 53.6 MW in cogeneration and 5 MW from wind turbines. Output in 2006 was 311.48 GWh. It also wholly owns the company Finerge, which at the end of 2006 was the country’s third wind power company, with a consolidated capacity of 127 MW in renewables and CCGTs and output of 326 GWh. In 2006 the Portuguese Government opened a wind-generation tender process, awarding a 1,200 MW contract to the consortium in which ENDESA was a partner. ENDESA holds a 30 percent stake in this consortium through its holding in Térmica Portuguesa e Finerge. As a result of this contract award, ENDESA has moved up to second place in the Portuguese wind-generation sector. ENDESA is present in the deregulated Portuguese market through Sodesa –the result of a 50/50 joint venture between ENDESA and the Portuguese industrial group Sonae– whose portfolio at the end of 2006 contained 3,648 supply points, accounting for the control of approximately 2,900 GWh of energy. This makes it the country’s leading seller of electricity. 02. ENDESA’S ACTIVITIES IN THESPANISH ELECTRICITY SECTOR IN 2006 02.1.     THE SPANISH ELECTRICITY SECTOR IN 2006 The most significant features of the evolution of the Spanish electricity market in 2006 were as follows. • The year as a whole was dry, although less so than 2005, with unequal rainfall distribution in each quarter. The first three quarters were very dry and the last quarter was very wet. Hydro production for the sector as a whole rose to 24,962 GWh, 40 percent higher than the previous year, which had been extremely dry. • ENDESA did not suffer these climatological effects. • Wind-generation levels were very similar to those for hydro production. In 2006 wind plants generated 22,399 GWh, 9.4 percent up on 2005. • The demand for electricity on the Spanish market as a whole was 2.5 percent higher than in 2005. This low growth rate was significantly affected by the mild temperatures throughout the year, one of the warmest on record. • Fossil-fuel prices on international markets increased steadily during the first half of the year but fell sharply in mid-summer, although oil and derived products fell more sharply than coal. Thanks to its fuel-buying policy, ENDESA was less affected by these cost increases than the rest of the sector. • During the first few months of 2006 the price of CO2 emission rights continued the rising trend with which the previous year had ended. In late April the price fell sharply, followed by further, but less pronounced, decreases during the rest of the year, with a price of Euro 6–7/t of CO2 at year end. • Royal Legislative Decree 3/2006 came into force on 28 February 2006, changing the mechanism for the cassation of energy sale and acquisition offers made simultaneously to the daily and inter-daily market by members of the same business group. These changes, together with actions by certain agents after the new law came into effect, had significant effects on how the market functioned. 94 Annual Report 2006 BUSINESSES

• Despite the moderate growth in demand, the increase in exports and the slight fall in renewables compared with 2005 meant that standard production was approximately 4 percent higher. This increase in production was mostly covered by CCGTs and hydro power. Coal-fired and fueloil/ gas-fired output was considerably lower than in 2005 for a number of reasons, including the coming into force of Royal Legislative Decree 2006 (see above), high fuel costs on the international market and high CO2 prices, particularly at the beginning of the year. • It is worth noting that generation at renewables/CHP plants was 2 percent lower than in 2005, covering 19.6 percent of the system’s demand. The volume of output by facilities of this type on the wholesale market was 41.5 percent higher than the previous year. • All these factors contributed towards wholesale prices reaching similar levels to the previous year, with successive markets having a much greater emphasis on final energy prices. 02.2.     ENDESA ON THE DEREGULATED MARKET The Spanish electricity market has been fully deregulated, with all customers now entitled to choose their own suppliers. However, the real deregulated market, i.e. the one composed of customers who really have exercised this right, accounted for 25 percent of the total, measured in energy terms, at the end of the 2006. ENDESA supplied a total of 33.534 GWh to these customers, representing a market share of 55.6 percent, 18.2 percent higher than at the end of 2005. As of 31 December 2006 the Company had 1,074,006 customers on this market, i.e. 79,652 more than at the end of 2005. ENDESA’s level of customer retention in the deregulated domestic market was 101.9 percent. Sales to customers on this market in areas where ENDESA does not operate as a distributor grew by 58.3 percent. These results show a high level of loyalty based on the Company’s attractive, competitive commercial offers, which pay special attention to personalised service; and its high level of competitiveness when it comes to capturing new contracts in areas traditionally supplied by other companies. ENDESA has an extensive network of physical customer-service points, with 52 sales offices and 384 service points in the territories served by its distribution grids, and by 4 sales offices and 30 service points outside its distribution markets, serving the customers of the sales company Endesa Energía in such areas. In 2006 the Company maintained a wide range of standard products and tailor-made services for corporate and largescale customers, depending on the level and type of consumption, and continued to develop its information channel to advise customers on their electricity supply, rates, efficient energy consumption and other topics of interest. ENDESA also consolidated its business position as a leading supplier in several major economic sectors, such as the automotive and chemical sectors, for which integrated energy services are provided. 02.3.     ENDESA ON THE REGULATED MARKET In Spain, ENDESA distributes electricity to a market area of around 200,000 square kilometres, largely corresponding to 20 provinces in seven autonomous regions (Catalonia, Andalusia, the Canary Islands, Aragon, Extremadura, and Castile and Leon), with a total population of about 20 million. In 2006, the Company’s regulated-market customers in Spain grew by 2.3 percent compared with the previous year, taking into consideration those who received a tariffed service as well as those who, while situated in one of ENDESA’s distribution areas, opted to choose their supplier. By the end of the year, the Company had over 11.2 million customers. Stripping out the latter type of customer, the total number of customers in the regulated market would have been 10 million. The largest increases were recorded in the Canary Islands (3 percent), Andalusia and Extremadura (2.9 percent), and the Balearic Islands (2.3 percent). The total energy supplied via ENDESA’s distribution grids rose to 104,383 GWh, 3.1 percent up on 2005. Growth was particularly notable in the markets of Aragon (6 percent) and the Canary Islands (4.7 percent). Operations Review 95 endesa06 TOTAL NUMBER OF ENDESA CUSTOMERS IN THE REGULATED MARKET 2006 2005 % chg.Aragon 857,549 843,195 1.7Catalonia 4,072,145 4,008,577 1.6 Balearic Islands 638,979 624,769 2.3 Andalusia and Extremadura 4,581,215 4,454,266 2.9 Canary Islands 1,066,630 1,035,430 3.0 Total ENDESA 11,216,518 10,966,237 2.3 Including customers of AEE S.A., Depcsa and tolls.

The proportion of total energy supplied by ENDESA grids to deregulated market customers was 31.4 per cent 2006, compared with 36.7 per cent in 2005. ENDESA’s electricity sales on the tariff regulated market grew by 11.7 percent in 2006 compared with 2005, standing at 71,599 GWh. This was largely due to the significant transfer of customers from the deregulated to the regulated market. As a result of this switch-over, the energy supplied to the deregulated market decreased by 11.5 percent, falling from 37,163 GWh in 2005 to 32,884 GWh in 2006. These figures include sales from Endesa Energía in Spain, Portugal and the other deregulated markets in Europe. 02.4.     DISTRIBUTION INFRASTRUCTURES Within the framework of its Strategic Plan, ENDESA invested a total of Euro 1,408 million in distribution facilities in 2006. These investments addressed the needs resulting from the growth of the markets supplied by ENDESA and its commitment to increase safety and enhance the quality of supply. As a result of these investments, the length of the lines in the Company’s distribution grids grew by 11,344 kilometres. By the end of 2006 the total stood at 298,550 kilometres, of which 27 percent corresponded to underground lines. As a result, 47 new substations and 14,380 medium-to-low voltage transformer centres were put into operation during the course of the year. With these, by the end of 2006 ENDESA had 937 substations and 147,110 switching centres. In turn, the transformer capacity grew by 3,392 MVA, the equivalent of 4.7 percent of supply available at the end of 2005. ENDESA and other companies in the sector often face difficulties when it comes to obtaining the legal permits and rights of way necessary to implement new distribution facilities, forcing delays in commissioning dates, setting back improvements to the quality of service and, in some cases, hindering the coverage of new supplies. ENDESA is intensifying its collaboration with the various public authorities involved in order to complete those projects affected on schedule. To the development of new grid infrastructures we must also add a number of operations directed towards improvements in the quality of the power supply, such as more intensive maintenance work, infrastructure renewal, an increase in the extent of medium voltage (MV) grid automation, that is, under 36 kV, and the unification of all of the Control Centre in Andalusia and Badajoz into a single control centre from which the HV, MV and LV grids are managed. In 2006, 1,537 remote controls were put into operation under the MV Network Automation Plan, representing a 34.0 percent increase over the previously existing supply. Other initiatives focused on optimising the environmental impact of the grids and developing several rural electrification plans, backed by the respective local governments and EU funding. The tasks undertaken by the Company in 2006 to improve and extend its distribution infrastructure in its Spanish territorial markets included the following: • In Catalonia, the implementation of the Tramuntana Plan continued and the Hostafrancs, La Selva, Cassá and Foral- 96 Annual Report 2006 BUSINESSES TOTAL POWER SUPPLIED BY ENDESA (GWh) 2006 2005 % chg. Aragon 8,544 8,058 6.0 Catalonia 43,831 42,784 2.4 Balearic Islands 5,370 5,370 3.6 Andalusia and Extremadura 38,360 37,325 2.8 Canary Islands 8,278 7,907 4.7 Total ENDESA 104,383 101,258 3.1 ENDESA’S ELECTRICITY SALES IN THE REGULATED MARKET (GWh) 2006 2005 % chg. Aragon 5,665 4,917 15.2 Catalonia 26,977 23,117 16.7 Balearic Islands 4,425 4,227 4.7 Andalusia and Extremadura 27,975 25,654 9.0 Canary Islands 6,557 6,181 6.1 Total ENDESA 71,599 64,095 11.7 ENDESA’S ELECTRICITY DISTRIBUTION FACILITIES 2006 2005 % chg. High-voltage overhead lines (km) 21,394 20,885 2.4 High-voltage underground lines (km) 783 637 22.9 Medium-voltage overhead lines (km) 79,371 78,443 1.2 Medium-voltage underground lines (km) 31,728 29,227 8.6 Substations (No.) 937 890 5.3 Substations (MVA) 75,146 71,754 4.7 Transformer stations (No.) 147,110 132,730 10.8 Figures for 2005 may differ from those published in the corresponding annual report due to inventory updates subsequent to its publication. 2005 figures (as at 09/01/2006) are also provisional. The total length of the low-voltage line network was 165,274 km at the end of 2006.

lac substations came into service, with a capacity of 360 MVA and a total of 8 new transformers. Nine substations were extended with 11 new transformers with a total capacity of 740 MVA. 26.1 km of new circuits were built, 20.4 km of which was 220 kV, and the Todera–Lloret and Tarragona–Altafulla circuits were re-powered. Finally, the development of the MV grid remote-control Plan meant that 390 new remotely controlled points could be installed. • In Andalusia and Badajoz, the following substations were commissioned under the Alborada Plan: Casabermeja, Laminillos, Villanueva de Algaidas, Valdelagrana, EADS Casa, Parque Aeronáutico, Cortijo Colorao (mobile substation), Playa Serena (mobile substation), Agribética, La Grulla, San Jerónimo, Petra, Vaciacostales, Torrecárdenas and Campus. These new facilities involved the commissioning of 17 new transformers with a total capacity of 480 MVA. 44 substations were extended and 60 new transformers came into service, with a total capacity of 1,759 MVA. 266.3 km of new circuits were built, 43.5 km of which was 220 kV, and 348 kilometres of line was re-powered. 720 new remotely controlled points were installed under the MV grid remote-control plan. • In the Balearic Islands, the new Ses Veles, Torrent and Ca’s Tresorer substations came into service with four new transformers, with a total capacity of 143 MVA, were commissioned. Several substations were extended and seven new transformers came into service, with a total capacity of 249 MVA. Renovation work continued to increase the reliability of the substations at Valldurgent, Es Bessons, Prat, Sant Antoni and Calviá. 133.1 km of new circuits were built, replacing 91 km of lines, of which 8.1 km was 220 kV. 101 new remotely controlled points were installed under the MV grid remote-control Plan. • In the Canary Islands, the capacity of the Buenos Aires, Chayofa and Cuesta de la Villa substations in Tenerife was increased along with the Tirajan and Jinámar substations in Gran Canaria and a new substation, Guajara, was built in Tenerife. All the necessary permits and licences were obtained for the implementation of the South Tenerife and Gran Canaria plans, which will allow the electricity infrastructure needed to meet growing demand on the two islands’ main tourist centres to be developed. Finally, 259 new remotely controlled points were installed under the MV grid remote-control plan. • In Aragon, the following new substations came into service: Walqa, Centrovía (distribution centre), Cartujos, San Bruno, Ecociudad and Hospital M. Servet, involving the commissioning of seven new transformers with total installed capacity of 233 MVA. Other substations were extended, with the commissioning of 17 new transformers, with a capacity of 259 MVA, and the building of 97.8 kilometres of new circuits. Plans were launched to create the infrastructure necessary to power the 2008 Zaragoza Expo site during both the construction and operational phases. Finally, the development of the MV grid remote-control Plan meant that 86 new remotely controlled points could be installed. 02.5.     CONTINUITY OF SUPPLY In 2006, ENDESA continued to improve the quality of supply to its markets, achieving grid availability for 99.98 percent of the hours in the year, thereby continuing the trend observed in previous years, with a 59 percent reduction in interruptedservice times over the 2001–2006 period. The Company’s total SAIDI (System Average Interruption Duration Index) stood at 1 hour 55 minutes in 2006, 19 minutes (14 percent) less than the previous year and the first time in the Company’s history that the two-hour record has been broken. Operations Review 97 endesa06 TOTAL SAIDI PERFORMANCE IN ENDESA'S MARKETS IN SPAIN (hh:mm) 4:45 3:54 3:38 2:54 2:14 1:55 2001 2002 2003 2004 2005 2006 -59% 2005 figure does not include the effect of the Delta hurricane because of its exceptional nature. Once included, 2005 SAIDI will be of 2 hours and 44 minutes.

In the summer, when major increases in peak demand have been recorded in recent years, ENDESA’s distribution grid proved it was up to the task, accomplishing the best quality levels in the Company’s history. Specifically, during the June– August quarter, the SAIDI stood at 24 minutes, an improvement of 12.5 percent and 56 percent over the figures for the same period in 2005 and 2004, respectively. This generally positive evolution of the quality of supply was particularly notable in the Canary Islands, Andalusia and Extremadura markets, with improvements of 29–36 percent. 02.6.     ENDESA RED’S QUALITY POLICY The significant improvements in the quality of supply achieved by the Company in Spain are largely the result of Endesa Red’s General Quality Plan, which includes not only the coordination of distribution-facility investments –over Euro 5,000 million over the last five years– but also a number of man — agement-improvement projects that have played a major role in allowing these results to be achieved. Projects of this type undertaken in 2006 included: • Micro Plan. Thanks to an innovative approach to define substation-maintenance strategies, a major increase in quality in reliability levels is being achieved. • Meta Project, to improve incident-response times, integrated into the new ‘TiC:T@C powered by Lean’ management model, consisting of a set of organisational arrangements, procedures and systems focusing on improving processes in open environments. • Formula 1 Project, oriented towards reducing interruptions in customers’ supplies owing to scheduled grid work, with improvements of over 50 percent being recorded in all areas. In addition to the increase in continuity of supply, major efforts have been made within the framework of this Plan to raise the quality levels of the other services that the Company provides for its customers with the following initiatives: • Technical Service Management System. This system covers all distribution operations that involve interacting with customers: meter-equipment management, supply agreements, repair service by telephone, and response to new applications for supply, for instance. A system has been developed for the constant generation of improvement initiatives based on the exchange of the information coming from internal process indicators, measuring client perception, on-site studies of the root causes of claims, audits and inspections. • Nabla Project. Optimisation of the building process for new grid facilities and the commissioning of associated “zerodefect” facilities, with a view to adapting the delivery time of new installations, whether new third-party supplies or to address operational requirements, as closely as possible to customers’ needs. Also, three of Endesa Red’s initiatives specifically address the goals of producing an acceptable return on the financial investments made: • Integrating management of the regulation function into the business-planning cycle. • Organisational Efficiency Plan, in order for the organisational model and workforce sizing and training to become more efficient and even more closely in line with the Company’s business vision. • Supplier Integration Scheme, in order to respond to the new operational model resulting from the Organisational Efficiency Plan when dealing with suppliers, with a view to improving the quality, deadlines, safety, etc. of work carried out by contractors. Finally, the Company’s efforts to improve grid-related management activities are being recognised internationally in various business ambits. On 20 July 2006 Endesa Red entered into a strategic partnership agreement with the Shanghai Municipal Electric Power Co., driven by the Chinese firm’s interest in adopting the above mentioned ‘TiC:T@C powered by Lean’ management model. 02.7.     ENDESA AND ITS CUSTOMERS 02.7.1. Customer service After the strengthening of the customer-service channels begun in previous years, the Company focused its attention on the following issues in 2006: • Quality perceived by customers. This indicator was specifically monitored, with high levels of satisfaction recorded for all channels and processes. A quality-measurement system was implemented for presence-channel operations –ICOs– which supplements the previous customer vision with performance-efficiency indicators. • The implementation of added-value services to process electricity-supply-related incidents was completed with the inclusion of Sevillana Endesa in the proactive process for communicating with priority customers. Specific channels were also implemented to service major customers, while the management ambit in the corporate segment was extended and improved. 98 Annual Report 2006 BUSINESSES

• Having consolidated the model for processing regulatedmarket claims, the Company focused its objectives on improving claims management on the deregulated market, setting up personal-attention teams to offer a special service for claims of particular significance. Endesa Energía has a regional-channel structure in place to respond to the specific needs and characteristics of each segment of its customer base. • In the Major Customers segment, a team of managers, organised by both sector and territory, have acquired indepth knowledge of the needs of these customers in order to offer them tailor-made competitive solutions. Another team specialises in designing, bidding for and providing integrated energy solutions. • The New Property segment has a specific channel to provide personalised service to developers of new housing in areas where the Company is present as a distributor. In major growth areas (such as Madrid), its objective is to capture sales of future supplies and complement its proposed solutions with other products and services. • Endesa’s Business channel provides customized power and added-value services to customers who are halfway between being Major Customers and the mass market in terms of their annual consumption. • For the Household segment, several personal-service channels are available via a network of 52 sales offices and 384 service points in areas where the Company operates as a distributor and 4 sales offices or ENDESA shops and 30 service points in virtually all regions where the Company does not operate as a distributor. In 2006 ENDESA’s Telephone Hotline (CAT) dealt with 10,008,911 calls related to sales-management and grid-incident matters, 11 percent up on the previous year. ENDESA’s CAT hotline consists of three physical locations (one in Seville and two in Barcelona) integrated within a single virtual platform. This structure affords the Company great flexibility in managing the service and ensures a high quality of service while optimising operating costs. In 2006 ENDESA improved its sales channel to assure customer satisfaction over the Internet. A large number of sales campaigns were launched for the corporate and household segments and a new business channel was developed. New direct links for key functionalities were made available at the online office, latest bills, changing data and entering meter readings, and the design of the help and customer-service menu was improved. This website –www.endesaonline.com– is the market leader in terms of the number of different transactions that customers can carry out online. By the end of the year the service had over 175,000 registered customers and over two million interactions, transactions and queries were made via this channel, a marked increase on the 100,000 the previous year. Operations Review 99 endesa06 Commercial Service Total Offices Points Points Aragon 7 30 37 Catalonia 7 159 166 Balearic Islands 3 24 27 South 32 143 175 Canary Islands 3 28 31 Own avg. 52 384 436 Others' avg. 4 30 34 Total 56 414 470 Regulated market Deregulated market 1210 86420 CALLS HANDLED BY THE CALL CENTRE (CAT) (Millions of calls) 2.80 3.50 4.25 7.60 8.44 9.18 9.03 10.01 8.60 9.67 8.51 8.20 7.20 7.001.80 2.10 1.701.760.890.17 1992 1991 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

02.8.     ENDESA’S CUSTOMER OMBUDSMAN ENDESA’s Customer Ombudsman works independently from the Company’s management teams and was appointed to provide customers with an additional means of dialogue in connection with the services that ENDESA provides on the Spanish market, listening to the views of those wishing to address ENDESA from either outside or within the Company. ENDESA’s Customer Ombudsman since June 2005 has been José Luis Oller Ariño. ENDESA is quite clear that his duties are not only palliative, in the sense of finding fair solutions to specific differences that may arise between the Company and any of its customers, but must also help the Company to build its awareness of its customers’ needs and expectations and come up with formulas to improve the customer service it provides. The Ombudsman’s main activities can be divided into three main ambits: processing and managing complaints, drawing up recommendations and developing projects and activities. In 2006, the Ombudsman’s recommendations to the Company included improvements to the information provided to customers when requesting new supplies or querying bills (for sums larger than their usual consumption, rebilling, applying surcharges for excess consumption, etc.), improvements to the service provided to customers on the deregulated market, changes to the criteria for action in cases of damages caused by third parties to the distribution grid, and fixing a limit on the depreciation applied to the value of receivers damaged for reasons attributable to the Company itself. The Customer Ombudsman’s Office fixed as priority goals for 2006 fostering mediation as the best way to settle any differences between ENDESA and its customers and so contribute towards improving the techniques and skills applied by the Company in this area. In this context, a conference on mediation and customer service was held in Seville in April, organised jointly with the Company’s Andalusia Regional Division, which was attended by 200 people. Working sessions were held in November in both Seville and Granada focused on developing negotiation and communication skills for dealing with customers and analysing the mediation processes carried out. These sessions were attended by 60 representatives of all the units and processes involved in mediation. As in previous years, in 2006 ENDESA’s Customer Ombudsman liaised and dealt with public authorities, consumer associations and regulatory bodies, as well as in-house Company representatives. In the course of last year, 627 complaints were received, 48 percent of which the Ombudsman was able to resolve directly. The remainder, once they had been studied and initial contact had been made with the customers involved, were passed on for final processing to the usual service channels made available by the Company. Of the complaints that met the requirements for being dealt with by the Ombudsman, 78 percent were handled and resolved by mediation between the Company and the customer, while the remaining 22 percent were resolved by the Ombudsman directly. Of the resolutions issued, 67 percent upheld the customers’ claims either fully or in part. Of the complaints falling within the Ombudsman’s direct remit, 47 percent related to issues of supply quality, 35 percent to contract and billing issues, and the remainder to other issues. Of the complaints relating to supply issues, 85 percent of those dealt with by the Ombudsman were submitted by household customers. 02.9.     MEASUREMENT OF PERCEIVED QUALITY ENDESA regularly carries out telephone surveys of customer perceptions of its service quality, seeking to gain in-depth knowledge of their opinions and expectations in relation to the electricity service supplied, develop new initiatives for improving quality and compare the effectiveness of its sales strategies. The Company also measures the quality of its presence channels by means of “mystery shopper” campaigns (simulated purchases made at sales offices and service points). The telephone interviews held in 2006 covered all customer segments and market regulators. The average level of customer satisfaction with the overall services provided by the 100 Annual Report 2006 BUSINESSES

Company was a score of 7.86 out of 10, the highest in recent years. Satisfaction with the quality of the electricity supply was scored at 8.07. A new record was also achieved for the level of customer loyalty: 77 percent said that they intended to continue to be ENDESA customers and would not hesitate to recommend the Company to their friends and acquaintances. This loyalty level was 5.1 percent higher than the figure recorded in 2006. As a result of the “mystery shopper” campaign, the objective quality of the Company’s personal-service outlets was scored at 8.03 out of 10 at sales offices and 7.10 at service points. 02.10.     CUSTOMER SERVICE EXCELLENCE PLAN CUSTOMER SERVICE ENDESA’s Customer Service Excellence Plan, which was first launched in 2003, focuses on reducing errors and deadlines in key customer-related processes. The results obtained to date have been highly positive: • The average contracting time for major corporations and enterprises has been reduced by half. • 98.4 percent of new customer application are processed in under five days, a 4 percent improvement. • The suitability of the CAT (telephone hotline service) to the situation received a score from customers of 9.82 out of 10. • The time taken to settle claims was reduced by 30 percent. • Every single engineering project was delivered on schedule and 4 percent of projects were subjected to budget adjustments. 03. ENDESA ON WHOLESALE MARKETS The Spanish wholesale market is divided into three types of markets: the forward market managed by Operador del Mercado Ibérico de Energía–Polo Portugués (OMIP), the daily and intraday markets managed by the Operador del Mercado Ibérico de Energía–Polo Español (OMEL), and the operations markets managed by Red Eléctrica de España (REE), the purpose of which is to supply the necessary backup to meet demand and other supplementary services. In addition to these organised markets, the agents close financial contracts among themselves to assure prices and direct-supply contracts between generators and customers. In 2006, a total of 261,908 GWh was produced in Spain. This, together with the 8,871 GWh imported, constitutes the total power supply available for the system for end-customer sales through distributors and vendors, for export and to satisfy the system’s own consumption (grid losses, auxiliary consumption by power stations and pumping consumption). The way in which these supplies are contracted on the wholesale market underwent a radical change in 2006 compared with the previous year, with a sharp increase in bilateral contracting and real-time markets. 39 percent corresponded to direct bilateral generation contracts (including contracting assimilated as bilateral by the distributor itself, under Royal Legislative Decree 3/2006), 41 percent was negotiated at OMEL, 14.5 percent was negotiated on REE operations markets, and the remaining 5.5 percent was acquired directly by the distributors at the special renewables/CHP generation rate. This increase in bilateral contracting and real-time markets was due to the regulation that came in under Royal Legisla-Operations Review 101 endesa06 NUMBER CLAIMS RECEIVED BY ENDESA’S CUSTOMER OMBUDSMAN IN 2006 52% 301 326 Not under the Ombudsman’s competence Under the Ombudsman’s competence 48% CLAIMS RESOLVED BY THE ENDESA CUSTOMER OMBUSDMAN 78% Mediation Resolution 22%

tive Decree 3/2006 and the elimination of the previously asymmetric payment for guaranteed capacity, which in previous years was skewed in favour of contracting on the OMEL market compared with bilateral contracting. Forward contracting has been carried out in parallel to the organised market since 2001, by means of the sale and purchase of swaps using the OMEL spot market as the index. In 2006 market instability and regulatory changes led to a reduction in the volume of negotiation of these products. Nevertheless, a total of 18.1 TWh was negotiated, equivalent to the basic production of five CCGTs. These figures demonstrate the consolidation of this market, which serves as a useful complement to the organised markets. OMIP opened for business on 1 July 2006 and has negotiated 5 TWh in forward contracts, falling well short of what would normally be considered a solid start. A significant portion of contracting stems from the requirement imposed on distributors to acquire 5 percent of their demand on this market, which takes the form of two monthly energy auctions. All other negotiation is continuous. During the first half of 2007, distributors are required to obtain 10 percent of their demand from OMIP. 03.2.     EVOLUTION OF ELECTRICITY PRICES ON THE WHOLESALE MARKET The weighted average spot-market price was Euro 56.36/MWh, 68 cents/MWh higher than in 2005. Over the course of the year, monthly levels ranged between Euro 73.30/MWh in January and Euro 37.2/MWh in November. Given that stranded costs on successive markets added Euro 4.02/MWh to the average price and capacity payments a further Euro 4.45/MWh, the final price stood at Euro 64.83/MWh, 3 percent higher than in 2005. Of particular note was the sharp increase in the weight of successive markets on the final price. Their weight on the final price was 50 percent higher than in 2005. This high price for the year was largely due to the following factors: low hydro production during the year, high fuel prices on international markets, the high CO2 price during the first quarter of the year and the increase in the cost of successive markets. 03.3.     ENDESA’S SALES AND PURCHASES ON THE WHOLESALE MARKET In 2006, ENDESA sold 73,887 GWh on the wholesale market, 28.8 percent of the total mainland-market energy supply (ordinary regime, special production to market and imports). Under Royal Legislative Decree 3/2006 all generation and demand for distribution rated simultaneously within the same business group on the spot and intraday markets is balanced and assimilated into a physical bilateral contract between both parties. Therefore, in 2006 bilateral contracting can be considered as being assimilated with the distributor itself. Almost 74 percent of turnover was sold via bilateral contracting, including 19,407 GWh corresponding to bilateral con- 102 Annual Report 2006 BUSINESSES SALES AND PURCHASES IN THE PENINSULAR MARKET (GWh) Sales Purchases Markets 0 50,000 100,000 150,000 200,000 250,000 300,000 Special regime output Ordinary regime outputs At market At tariff Network losses Distribution at tariff Supplies Exports Other markets Restrictions Spot market Bilateral trading Pumping SPANISH OTC DEALS 2002 Equiv. volume (MW) Energy (TWh) Value (MÛ) 2003 2004 2005 2006 476 4,125 650 615 2,076 996 1,642 178 136 193 6 18 4 5 36 VOLUMES TRADED ON OMIP (GWh) Auctions Continuous Q3'06 Q4'06 Q1'07 Q2'07 Q3'07 Q4'07 0 500 1,000 1,500 2,000 2,500 3,000

tracting assimilated with the distributor itself, and the remaining 26 percent over the organised OMEL and REE markets. Own ordinary-regime generation accounted for nearly 97 percent of market sales. Physical bilateral contracting increased significantly in 2006, with ENDESA playing a leading role, as a result of two main factors. First, the changes in capacity-payment rules that came into force in late 2005 under Royal Decree 1454/2005 (2 December), which eliminated the previous discrimination in favour of contracting on the spot market, and, second, the coming into effect of Royal Legislative Decree 3/2006. endesa06 AVERAGE DAILY PRICE 2006 ((euro)/MWh) December November October September August July June May April March February January 10090 80 70 60 50 40 30 20 10 0 Operations Review 103PRICE STRUCTURE (€/MWh) Capacity payment Successive mkts Day ahead mkts Total 1998 1999 2000 2001 2002 2003 2004 2005 2006 64.8 62.935.7 37.345.8 38.8 39.434.8 35.1 26.09 26.3 31.9 31.5 38.9 30.3 28.756.0 56.4 1.3 2.0 2.72.52.5 2.52.4 4.0 7.751.0 7.46 4.44.5 4.54.6 5.5 4.54.5

With regard to purchases, ENDESA acquired 102,451 GWh on the wholesale market, of which 53 percent (including contracting assimilated to bilateral distribution) was obtained by bilateral contracting with the distributor itself and the remainder on the organised markets. Other purchases included 3,535 GWh for exports and 1,747 GWh of own consumption at hydroelectric pumping stations. 03.4.     CO2 MARKET: COMPLIANCE WITH ETS COMMITMENTS In 2006 ENDESA continued to apply its environment policy and actions within the framework of the EU regulations for emission-right trading (ETS), to comply with the objectives of the Kyoto Protocol. ENDESA plays an active role in the leading European markets (NordPool, Powernext and ECX) and has accounts open in registers in Denmark, France and Spain (Renade) to optimise the management of its emission-rights position. The evolution of the CO2 market fluctuated considerably over the course of 2006, beginning with prices that were similar to those at the end of 2005 (around Euro 22/tCO2) and peaking in April (over Euro 30/tCO2). Also in April, following the publication of the official actual emission data for 2005, which reported fewer emissions than expected in 2005 in Europe as a whole and therefore a surplus of rights on the market, prices fell to around Euro 10–12/tCO2. In subsequent months prices remained fairly stable (around Euro 15–16/tCO2), and then gradually fell to close the year at around Euro 6–7/tCO2. A significant volume of contracting was recorded, particularly at times when official figures were published. The allocation assigned to ENDESA under the National Emissions Allocation Plan was 36.94 million tonnes for 2006. This allocation, which was insufficient to begin with, together with the drought in the first half of the year, led to more rights being consumed than the allocation accounted for. ENDESA, taking advantage of the low prices on the CO2 market towards the end of the year, managed all its needs on the various markets in which it operates and contracted bilaterally with other Spanish and international agents. In order to cover its needs for the years to come, the Company has joined several international projects to reduce emissions (also known as “clean development mechanisms” or CDMs), which enable some of the obligations acquired to be complied with by reducing emissions in other countries. 104 Annual Report 2006 BUSINESSES ENDESA SALES AND PURCHASES (GWh) Sales Purchases 0 20,000 40,000 60,000 80,000 100,000 120,000 Renewables/CHP at market Imports Ordinary regime output Distribution at tariff Sales Exports Pumping PRICES OF CO2 EMISSION-RIGHT IN 2006 (Û/tonne) January February March April May June July August September October November December 35 30 25 20 15 10 50

endesa06

03.5. SALES ON THE SURPLUS RENEWABLES/CHP MARKET

In 2006 the renewables/CHP facilities that remained pending from 2005 came on line and further new facilities were commissioned, leading to market sales of 2,300 GWh generated by renewable plants.

03.5.1. Opening of Delegate Office for renewables/CHP facilities

In December 2006 ENDESA's Energy Management Centre took over the tasks of Delegate Office for the renewables/CHP facilities to offer this service to others.

All the wind farms owned by Endesa Cogeneración y Renovables (ECyR) can now be remotely controlled and the Company's entire generation portfolio, both renewable and conventional, coordinated and managed from this centre, thereby increasing the efficiency and safety of the operation of the system.

03.6. WHOLESALE FUEL MARKET

03.6.1. International scenario

Oil began the year at over USD 60/bbl and continued to rise during the first half of the year, peaking in August at USD 78.69/bbl. Instability in several exporting countries contributed towards this rising trend. By the end of the year, prices stood at over USD 60/bbl.

The rising trend halted from September onwards as a result of relaxing geopolitical tensions, an increase in US reserves, lower demand forecasts, a total absence of hurricanes and mild weather throughout the Northern hemisphere. In October OPEC decided to cut production, followed by a further cut in December, positioning prices at around USD 60/bbl and causing fluctuations of USD 58–64/bbl during the last four months of the year.

The API 4 spot coal price began the year at USD 42/t and continued to rise as a result of cold weather in Europe and a fall in exports from Russia and Poland, peaking in March at USD 57/t. After that, prices fell slightly before picking up again in the summer and remaining at an average of over USD 50/t for the rest of the year, far from the lows recorded in 2005 (under USD 40/t).

Charter prices, which began to rise gradually from February onwards, increased sharply at the beginning of the summer, largely as a result of the short supply of spot ships, and also affected by the rise in API 2 prices, which hit over USD 70/t several times during the year.

The long-term gas price remained at high levels throughout 2006, owing to the high prices of crude and other oil products included in the indexing of gas price formulas.

The spot gas price fell significantly over the course of the year, owing to falling demand and the appearance of additional supplies. The Henry Hub price reference fell to levels of USD 7/mm btu towards the end of 2006, compared with USD 11.43/mm btu during the same period in 2005.

Financial markets for coal and charters also continued to grow, with the consequent effect on advance prices and business dealings between suppliers and consumers.

03.6.2. Fuel procurement

In 2006, for its plants in Spain ENDESA acquired 9.62 million tonnes of domestically produced coal, including own production, 10.57 tonnes of imported bituminous coal and oil coke, 2.92 million tonnes of liquid fuel and 1.51 million m^3 of natural gas.

SUPPLY OF FUEL TO ENDESA (INCLUDING OWN PRODUCTION) (Thousand tonnes)

	2006	2005	% chg.
Domestic coal	9,620	10,712	-10.19
Imported coal	10,570	10,570	+0.00
Oil coke	254	639	-60.25
Liquid fuel	2,921	3,006	-2.83
Natural gas (millions of m^3)	**1,508**	**1,896**	**-20.46**

03.6.3. Other procurement-related actions

Procurement-related actions in 2006 included:

- Beginning of diesel imports for the island of Gran Canaria and increase in storage capacity in Fuerteventura and Lanzarote.
- Significant increase in imported fuel-oil supplies to Fuerteventura and Lanzarote. The storage capacity on these islands now stands at 16,000 tonnes and 20,000 tonnes, respectively.
- Consolidation of fuel-oil imports for Ceuta, Melilla and the Balearic Islands.
- Increase in the volume of diesel oil imported to Majorca for CCGTs, in anticipation of the arrival of gas to the islands of Majorca and Ibiza.
- Consolidation of contracts for bituminous coal with a low sulphur content for Turbine II at the Litoral thermal plant.

Operations Review | 105

• Sub-bituminous coal supplies from the United States were discontinued owing to high prices. • Beginning of work, in the ambit of UNESA, to adapt domestic-coal contracts to the new Coal-Mining Plan. • A new agreement was made for long-term gas supplies via Medgaz, the direct gas-pipeline link between Algeria and Spain, which will be operational in early 2009 and for which ENDESA will have an initial capacity of 0.96 bcm/year. The associated gas-pipeline transmission contract was also signed. • The management of deliveries under long-term gas contracts enabled ENDESA to adapt quickly to ever more demanding regulations governing the management of the Spanish gas system. • Signing of a new rail-transport contract with Renfe Operadora from the Port of Tarragona to Teruel power station. • Beginning of works for the new ship-unloading facilities at El Ferrol Exterior Port. These works will be completed in the last quarter of 2007. • Coming into service of the Es Botafoc quay in Ibiza, allowing supplies via the CLH system to be supplemented with others. • Execution of fuel and parity cover to contain costs and above all moderate the volatility of fuel costs. 03.7.     RISK MANAGEMENT IN THE ELECTRICITY BUSINESS The fuel, electricity and CO2 emission rights markets are managed together by ENDESA’s Energy Management Department. Risk management is thereby focused on managing marginal risks, using all advance markets and end-customer sales as tools to obtain the appropriate balance between margin and risk. ENDESA’s Spanish and Portuguese Business Risk Committee supervised risk positions in the fuel, electricity and emission-rights markets, via open-position limitations and aggregate-risk measures. Counterpart risks were also controlled via limitations on credit exposure. Appropriate regulatory-risk assessment allowed firm decisions to be taken in the face of the uncertainty recorded throughout the year, arising from the temporary measures contained in Royal Legislative Decree 3/2006. Management of the customer portfolio as an instrument to contain the regulatory and market-price risks enabled the overall business risk profile to be kept in line with the Company’s Risk Policy for its business in Spain and Portugal. On fuel markets, the policy of always assuring the physical supply continued, keeping open positions very low throughout the year, by using price closure in the physical supply or by derived products that close the price of indexed supply contracts. Coverage was also assured for a large proportion of fuel for 2007. The coverage function was consolidated by means of integration in advance-market management by the Energy Management Department. Lastly, the risk margin, which includes in a single measurement the level of market risk in the Spanish and Portuguese energy business with a 5 percent probability of occurrence, represents under 6 percent of the forecast annual margin for this business for 2007. 04. ENDESA’S ELECTRICITY GENERATION04.1. ORDINARY REGIME 04.1.1.     Ordinary-regime capacity ENDESA has more ordinary regime generation capacity than any other Spanish electricity company. At year end 2006, the total consolidated capacity was 21,849 MW. This figure does not include Nuclenor, which does not consolidate into ENDESA for overall integration. Of this amount, 17,494 MW corresponded to the mainland electrical system and the remaining 4,355 MW to the Balearic and Canary Islands and the Spanish enclaves of Ceuta and Melilla in North Africa. 106 Annual Report 2006 BUSINESSES

The structure of ENDESA’s power stations is appropriately diversified: 28.1 percent corresponds to coal-fired plants, 24.5 percent to hydro plants, 24.6 percent to conventional fueloil/ gas plants, 15.5 percent to nuclear plants and 7.3 percent to CCGTs. This diversity safeguards the Company from the effects of the sharp fluctuations in rainfall that are typical of the Spanish electricity system. In addition, ENDESA’s hydroelectric plants are located in catchment areas that are less exposed to rainfall fluctuations than those of other electricity utilities. Accordingly, the Company’s hydroelectric output is more stable than that of its counterparts. ENDESA’s conventional fossil-fuel plants also have the capacity to substantially increase their output and, as a consequence, their market share, with lower fuel costs than those of its competitors. In summary, the sizing, structure and location of ENDESA’s power plants affords the Company clear competitive leverage. At the end of the year the Company’s natural-gas CCGT capacity stood at 1,589 MW, to which a further 3,200 MW will be added over the 2007–2009 period, placing the Company at the forefront of development in Spain of a technology that makes a key contribution towards reducing pollutant-gas emissions and increasing energy efficiency. The increase in mainland capacity in 2006 can be attributed to the commissioning of the Cristóbal Colón CCGT (398 MW), which achieved a total output of 564 GWh. ENDESA’s conventional plants continued to play an active role in secondary-regulation markets in 2006, optimising deviations between generation and demand in real time. These actions were possible because of the operation of the Company’s gas-desulphurisation facilities, which make the use of competitive fuels compatible with significant improvements in environmental impact. 04.1.2.     ENDESA’s ordinary-regime electricity output in 2006 In 2006, ENDESA’s ordinary-regime generation facilities recorded a total net output of 86,332 GWh, 5.7 percent less than in 2005, with a 4.2 decrease in market share to 33.9 percent, largely owing to a reduction in the use of coal-fired, CCGT and fuel-oil/gas plants. On the mainland, the decrease was 5,820 GWh owing to the reduced use of conventional power stations, although this was partly compensated for by the increase in availability of the Vandellós nuclear plant. ENDESA’s mainland coal-fired plants maintained an even higher level of availability than in 2005, making a significant contribution to the guarantee of supply. As for other technologies, mainland fuel-oil/gas maintained its testimonial presence in the generation mix and its use was almost exclusively due to the need to overcome limitations in the transmission grid in the relevant areas. Operations Review 107 endesa06 ENDESA ELECTRICITY PRODUCTION AT BUSBAR COST (GWh)* 2006 2005 % chg. % of Total Hydroelectric 7,571 7,479 1.2 8.8 Nuclear 24,389 23,020 5.9 28.3 Domestic coal 22,016 24,995 -11.9 25.5 Imported coal 10,500 12,023 -12.7 12.2 Fuel-gas 964 2,417 -60.1 1.1 Combined cycle 6,431 7,757 -17.1 7.4 Total mainland 71,871 77,691 -7.5 83.2 Non-mainland 14,461 13,814 4.7 16.8 Total 86,332 91,505 -5.7 100.0 * Nuclenor's output is not included since equity consolidation by ENDESA. ENDESA'S MAINLAND ELECTRICITY GENERATION STRUCTURE UNDER THE ORDINARY REGIME 2006 8.9%33.9% Domestic coalNuclearHydroelectricFuel-oil-gas CCGT Imported coal 10.5% 30.6% 14.6%1.3% ENDESA'S INSTALLED CAPACITY STRUCTURE AS OF 31-12-2006 24.6% 15.5% CoalNuclear HydroelectricFuel CCGT24.5%28.1%7.3%

The increase in demand by non-mainland systems was covered by a net increase of 409 MW in the Company’s capacity. A total of 14,461 GWh was produced, 4.7 percent higher than in 2005. If ENDESA’s electricity output is compared with the demand in its markets, we find that a high proportion is covered by the Company’s own facilities. 04.1.3.     New facilities, extensions and operational upgrades In 2006, ENDESA added 910 MW to its ordinary-regime output capacity. 398 MW of this corresponds to the Cristóbal Colón CCGT in Huelva, and the remaining 512 MW to plants in the islands and other non-mainland systems. The following projects were completed, developed or begun during the course of the year. Mainland system • Testing and coming into operation of the 398 MW Cristóbal Colón CCGT in Huelva province. Both the results of the tests and the first few months of operation have been satisfactory. • Adaptation to imported coal of turbine 3 at As Pontes power station in La Coruña province, which became operational in December. Also, contracts were signed to adapt turbines 1 and 2 and the manufacture of equipment for turbine 2 was begun, with adaptation scheduled for 2007. • Continuation of the building of the CCGT at As Pontes. Building and assembly work was intensified, with the first hydraulic and system powering-up tests beginning before the end of the year. This 800 MW installation is scheduled to be commercially operational in 2007. • Submittal of the documents necessary to obtain substantive approvals for the Estremera 1, 2 and 3 CCGTs in Madrid (1,200 MW), Compostilla 6, 7 and 8 in León (800 MW), and Foix (800 MW) and Fayón (850 MW) in Zaragoza. • Continuation of the building of desulphurisation plants for turbines 4 and 5 at Compostilla II power station in Leon and the desulphurisation plant at Los Barrios power station in Cadiz. The supply and building contract for a desulphurisation plant for turbine 1 at the Litoral power station in Almeria, of similar characteristics to the plant at Los Barrios, was also signed. • Continuation of actions to reduce NOx emissions by coalfired plants, including the installation of low-NOx burners and combustion organisation. • Commencement of civil works to build the coal unloading facilities at the El Ferrol port which is due to begin operations in the last quarter of 2007. Balearic Islands • Commissioning of turbines 1 and 2, with a unit capacity of 75 MW, at the Cas Tresore CCGT in Majorca. The building of the parts of this CCGT’s steam turbine continued, with commissioning scheduled for 2007. • Continuation of assembly work at the desulphurisation plant for turbines 1 and 2 at Alcudia power station in Majorca and actions necessary to reduce NOx emissions at the same power station. Low NOx burners were installed for both turbines. • Launch of the project to install a 50 MW gas turbine at Mahón power station in Minorca, scheduled for commissioning in 2008, and completion of the commissioning of a fuel tank to supply the diesel-fired plant at the same site. • Development of building and assembly work for two diesel turbines with a unit capacity of 18 MW at Ibiza power station, scheduled for commissioning in 2007. Canary Islands • Commissioning of two gas turbines with a unit capacity of 75 MW for the Barranco 2 CCGT on the island of Gran Canaria. Building work continued on this plant’s steam turbine, scheduled for commissioning in 2008. • Commissioning and beginning of commercial operations of the gas turbines at Guía de Isora, Tenerife, with a total capacity of 45 MW, located at the substation of the same name. • Commissioning of two 18 MW diesel turbines at Punta Grande power station on the island of Lanzarote. Continuation of building and commissioning work on another 18 MW diesel turbine, scheduled for commissioning in 2007. • Commissioning of two diesel turbines with a unit capacity of 12 MW at Los Guinchos diesel-fired power station on the island of La Palma. • Coming into operation of fuel-oil storage tanks to supply motors at Punta Grande (Lanzarote) and Las Salinas (Fuerteventura) power stations. BUSINESSES 108 Annual Report 2006

• Launch of the project to install two turbines with a unit capacity of 3.5 MW at El Palmar diesel-fired power station on the island of La Gomera, scheduled for commissioning in 2007. The fuel and cooling-water systems at this plant are also being increased to absorb the scheduled increases in capacity. Ceuta and Melilla (North Africa) • Commissioning at Ceuta power station of diesel turbine No. 10 (12 MW). • Commissioning at Melilla power station of turbine No. 12 (12 MW) and beginning of work to install motor No. 13 (also 12 MW). • Extension of electricity substations and work on the cooling systems at Ceuta and Melilla power stations to cover the increases in capacity being carried out. 04.2.     RENEWABLES/CHP ENDESA operates in the renewables/CHP sector through the company Endesa Cogeneración y Renovables (ECyR). At the end of 2006, the cogeneration and renewable energy facilities in service or under construction in Spain in which ENDESA has interests jointly accounted for a capacity of 1,931 MW, with renewable energy accounting for 1,487.8 MW and cogeneration and waste treatment plants for the remaining 443.2 MW. The Company also participates in cogeneration and renewable-energy facilities in service in Portugal, with a total a capacity of 288.9 MW at the close of 2006 (168.9 MW from renewable energy plants and 120.0 MW from cogeneration) and has holdings in cogeneration facilities in Colombia and Mexico, with combined capacity of 35.9 MW. ENDESA’s electricity output from cogeneration facilities and renewable energies in Spain, including supplies to industrial cogeneration customers, stood at 3,203 GWh in 2006, of which 1,811 GWh corresponded to wind power, 498 GWh to mini-hydraulic facilities and the remaining 894 GWh to cogeneration and other sources. In 2006 ENDESA brought 275 MW of renewable energy facilities on line in Spain and Portugal. At the end of the year ENDESA had a further 263.4 MW in advanced construction stages, with operations scheduled to begin in 2007. ENDESA disinvested in cogeneration plants in Spain, with a total capacity of 79.5 MW, in which it had minority holdings. By year end, ENDESA accounted for 6.5 percent of Spain’s total renewables/CHP output: 3.66 percent in CHP and 8.2 in renewables. ENDESA’s average presence in the ownership of the facilities in which it holds a stake stands at 65.8 percent, corresponding to an attributable capacity of 1,483.1 MW, calculated according to the percentage stake held by ENDESA in each of its holdings in Spain and abroad, consolidating 1,173 MW of this capacity. 04.2.1 Situation by technology Wind energy. At the end of 2006 ENDESA had shareholdings in wind farms with operational capacity of 1,247 MW, giving it a 10.72 percent share of the total Spanish market for this technology. ENDESA’s average stake in these wind farms is 73.3 percent. Mini-hydro plants. At the end of 2006 ENDESA had shareholdings in 37 operational mini-hydroelectric plants with total capacity of 240.4 MW. Waste reuse. ENDESA part owns four waste treatment plants with a total capacity of 74.8 MW. Three of these recover energy from solid urban waste (Tirme, Tirmadrid and TRM) while the fourth uses industrial waste of various kinds. Biomass. ENDESA has holdings in six operational biomass plants, with a total capacity of 58.2 MW. Of these, three are bio-gas plants: one at the Aguas de Jerez wastewater treatment plant (province of Cadiz) and the other two at the urban solid waste landfill sites in Can Mata and El Garraf (Barcelona). Cogeneration.     At the end of the 2006 financial year, ENDESA held stakes in Spain in cogeneration plants in service with a total capacity of 303.1 MW. Others.     ENDESA also holds stakes in renewable-energy facilities of other types –solar photovoltaic, environmental deimpact– with a total capacity of 7.1 MW. 04.2.2.     New renewables/CHP facilities and projects Wind • In 2006 the Company developed wind-power facilities in Spain totalling 379 MW installed capacity. Mini-hydro plants • Completion of tests and commissioning of Rialb mini-hydroelectric plant, which is now commercially operational, increasing the renewables capacity by 35.65 MW. Operations Review 109 endesa06

• Final phase of obtaining the necessary licences and approvals to begin mini-hydro projects at Boeza and Chanada (León province) and La Peña (Huesca province). Biomass • Studies continued to assess the use of biomass at ENDESA Generación’s power stations. These studies include assessing biomass production in pluri-annual cycles, supply logistics, use systems and the gasifier specification. The coming into service of biomass generation depends on the necessary legislative changes being made to recognise energy from this source at coal-fired plants as being renewable. • Completion of biomass co-combustion tests at Litoral power station in Almeria. Work was begun on the project to enable biomass to be prepared and stored at this plant. Biodiesel projects • ENDESA acquired a stake in a biodiesel project being developed by Green Fuel Corporación S.A. in Aragon. ENDESA has thus increased its holding in this sector, which, in addition to this project, has three other projects in the Extremadura, Castile–La Mancha and Andalusia regions. Photovoltaic and thermo-solar projects • Signing of an agreement with Isofoton for the supply of solar photovoltaic panels over the 2007–2010 period to be installed at various solar plants. The necessary licences have already been applied for and joint work has begun on a photovoltaic solar-energy concentration pilot plant, with ENDESA also holding a stake in a firm that owns a polysilicone manufacturing plant. • Development of activities by year end 2007 for several 100 kW photovoltaic plants at various Endesa Generación sites and a viability study for various thermo-solar projects. 04.3.     MINING: COAL EXTRACTION In 2006 ENDESA extracted a total of 6.3 million tonnes of coal, equivalent to 15,315 million therms, 12.9 percent less in terms of tonnage than in 2005 and 11.9 less in terms of therms. This amounts to roughly 34 percent of domestic coal production measured in tonnes. The mining operations that participated in ENDESA’s production were the large-scale García Rodríguez cast-mining facility at As Pontes (La Coruña), two open-cast mines near Andorra (Teruel) –Cortas Gargallo and Gargallo Oeste– two open-cast mines in the Guadiato basin in Cordoba (Cortas Cervantes and Ballesta Este), and finally Corta Emma opencast mine in Puertollano, Ciudad Real. After the closure of ENDESA’s last two underground mines in 2005 (Oportuna and María), all the 2006 production came from open-cast mining. Coal sales decreased by 12.8 percent compared with 2005 measured in therms and were slightly higher than production, leading to a small reduction in stocks. The significant decrease in 2005 in both production and supplies can be attributed to two factors, both of which had been expected. First, the gradual programmed reduction in activity at the As Pontes mine (0.7 million tonnes), running in parallel with the adaptation of the plant’s turbines to enable them to consume only imported coal, and, second, the adjustment of production to the decreasing activity defined in the new coalmining plan for 2006–2012 (0.2 million tonnes). 110 Annual Report 2006 BUSINESSES MINING PRODUCTION BY TYPE OF COAL (Millions of L.H.V. therms) Type of Producer coal 2006 2005 % chg. Endesa Generación Brown lignite 8,078 9,285 -13.0 Endesa Generación Black lignite 2,409 2,948 -18.3 Encasur Bituminous coal 3,923 4,125 -4.9 Encasur Anthracite 905 1,030 -12.2 Total 15,315 17,388 -11.9 L.H.V. = Low Heating Value WIND FARMS DEVELOPED BY ENDESA IN SPAIN IN 2006 Gross Autonomous capacity (MW) Type Community La Torre I 16.00 Wind Andalusia El Pandero 20.00 Wind Andalusia Loma de Almendarache 12.00 Wind Andalusia Las Hoyuelas 32.00 Wind Castilla la Mancha Fuente de la Arena 30.00 Wind Castilla la Mancha Dehesa Virginia 30.00 Wind Castilla la Mancha El Mazorral 11.05 Wind Valencia Cerro Rajola 26.35 Wind Valencia Alto Palancia II 48.00 Wind Valencia Valpardo 21.25 Wind Castilla y León Saso Plano 3.20 Wind Aragón Sierra Costera II 40.80 Wind Aragón Pena Ventosa 44.80 Wind Galicia Chan do Tenón 22.40 Wind Galicia Repotenciación Los Valles 2.37 Wind Canary Islands Ourol 18.70 Wind Galicia Total Spain 378.92

78 percent of these supplies (measured in therms) were delivered to Endesa Generación, 5 percent to Elcogas (in which ENDESA holds a stake) and 17 percent to Viesgo Generación. 05. ENDESA’S ACTIVITIES IN THEPORTUGUESE ELECTRICITY SECTOR IN 2006 ENDESA’s presence in the Portuguese electricity system mainly focuses on generating and selling electricity on the deregulated market. In 2006 the Company consolidated its presence on this market by opening its new head offices in Portugal and starting trading under the Endesa Portugal brand. 05.1.     GENERATION ENDESA holds a 38.9 percent stake in Tejo Energia, which owns Pego power station (coal-fired). This plant, with a capacity of 600 MW, is one of the largest in the country and has been given the official go-ahead for a reception point for an 800 MW CCGT, with building scheduled to begin in 2007. The power station, which has pre-sold its energy long-term to the Portuguese grid, produced 4,760 GWh in 2006. ENDESA also owns, in a 50/50 partnership with Sonae, one of Portugal’s largest industrial conglomerates, Sociedade Térmica Portuguesa, the Portuguese market leader in cogeneration with a renewables/CHP capacity of 58.6 MW. ENDESA also wholly owns the company Finerge, which at the end of 2006 had consolidated renewables and CCGT capacity of 127 MW in service and 272 MW under construction. We would also add the Eólicas consortium, in which ENDESA holds a 30 percent stake, was awarded the project to develop 1,200 MW of wind capacity, the largest lot in the Portuguese wind-power tender process. The Eólicas de Portugal project entails an investment of over Euro 1.5 million between 2006 and 2011 and the installation of 48 wind farms, with a unit capacity of 20–25 MW, as well as the creation of 1,500 new jobs. ENDESA holds stakes in the following new renewables/CHP facilities in Portugal, which came into service during 2006: 05.2.     SALES TO DEREGULATED CUSTOMERS In 2006 ENDESA continued to consolidate its position on the deregulated Portuguese market, recording total sales of 2,761 GWh, 24 percent higher than in 2005, and a market share of 60 percent. ENDESA operates on this market through Sodesa, set up under a 50/50 joint venture with Portuguese industrial conglomerate Sonae in 2002. Since 2006, Sodesa has been the leading vendor on the deregulated Portuguese market, with a portfolio of customers with over 2,900 GWh contracted. Operations Review 111 endesa06 BREAKDOWN OF ENDESA’S COAL PRODUCTION (Millions of L.H.V. therms) Receiving Destination company plant 2006 2005 % chg. Endesa Generación As Pontes 8,078 9,285 -13.0 Endesa Generación Teruel 2,409 2,948 -18.3 Elcogas Puertollano GICC 1,056 1,073 -1.6 Viesgo Generación Puente Nuevo 1,788 2,077 -13.9 Viesgo Generación Puertollano 2,044 2,253 -9.3 Total 15,375 17,636 -12.8 L.H.V. = Low Heating Value Instalation MW Type Enerlousado 5.12 CCGT Pracana 2.00 Wind Videira 6.00 Wind Caravelas 0.60 Wind Sra. Socorro I 6.00 Wind Serra Arga 36.00 Wind Total 55.72

BUSINESSES

06.
GAS BUSINESS IN SPAIN

ENDESA is present in both the regulated and deregulated markets of the Spanish gas sector.

The Company has significantly increased its presence in recent years, reaching a particularly strong position in sales to end customers for integrated electricity and gas services.

06.1. THE SPANISH NATURAL-GAS MARKET IN 2006

In 2006 the expansion process experienced by the Spanish natural gas market in recent years slowed down somewhat, with total sales of 391,443 GWh, an increase of only 4 percent over the previous year.

The main reason for this growth was the increase in demand for electricity generation from new CCGTs. Consumption of natural gas for electricity generation grew by 21 percent compared with the same period the previous year, accounting for 34 percent of the total natural-gas consumption. Also, natural gas consumption on the conventional market fell by 3 percent.

In 2006 99.8 percent of the Spanish demand for natural gas was covered by imports, of which 32 percent came from Algeria, 20 percent from Nigeria, 17 percent from Persian Gulf countries, 13 percent from Egypt, 10 percent from Trinidad and Tobago, 6 percent from Norway and 2 percent from Libya.

The Spanish deregulated natural gas market continued to grow over the course of the year. This market accounted for 86 percent of total sales for the year, compared with 83.6 percent in 2005.

06.2. ENDESA ON THE SPANISH NATURAL GAS MARKET

ENDESA is present in all three areas of the gas business in Spain: supply to deregulated customers: distribution, transport and supply to regulated customers; and liquid natural gas (LNG) delivery, storage, regasification and transport projects.

06.2.1. Deregulated gas sales

Conventional market

As of 31 December 2006, ENDESA's customer portfolio on the deregulated conventional natural gas market (excluding sales for electricity generation) held 328,811 customers, with a total annual contracted consumption of 33,396 GWh, compared with 24,947 GWh in 2005, a 34 percent increase.

ENDESA sold 23,697 GWh among 320,259 customers on this market. This volume of energy was 28 percent more than the amount sold in 2005.

ENDESA'S GAS PORTFOLIO IN THE DEREGULATED MARKET BY USE (GWh)


Cogeneration 15,078
Other processes 15,573
49%
51%

Electricity sector

If we add to these sales the consumption by Endesa Generación (bio-fuel and combined cycles) and sales for the rest of the electricity sector, 17,962 GWh in 2006, the Company achieved a share of 12.3 percent of the total deregulated market in Spain.

ENDESA on the regulated gas market

ENDESA maintains its presence in the Spanish reulated gas market through its wholly owned subsidiary Endesa Gas, which brings together the Company's holdings in the distribution and tariff sales businesses.

ENDESA'S GAS SALES IN THE DEREGULATED MARKET BY SECTOR (2006)


Government and public services
Agrofood
Automotive and ancillary
Ceramics
Commerce and services
Paper
Chemicals
Textile
Glass
Other
1%
17%
2%
19%
1%
7%
26%
5%
7%
15%

Distribution areas and markets served

Endesa Gas is present in seven of Spain's regions and is authorised to distribute mains gas supplies in over 200 towns and cities.

At the end of 2006, the Company supplied gas to 351,000 consumers, with a volume of energy distributed of 6,758.8 GWh. Its market share is approximately 7 percent.

112 | Annual Report 2006

Compared with 2005, these figures equate to an advance of 8 percent in terms of number of consumers and an increase of 18 percent in terms of the volume of energy supplied. Holdings by Endesa Gas in gas utilities In Spain, Endesa Gas distributes natural gas through the companies Gas Aragón (Aragon, with a 60.67 percent holding), Distribuidora Regional del Gas (Castile and León, 45 percent holding), D.C. Gas Extremadura (47 percent holding), and as the whole owner of Gesa Gas (Balearic Islands), Meridional de Gas (Andalusia) and Gas Alicante (Valencia Region). Transport and distribution infrastructures ENDESA is present in the gas-transport sector via the wholly owned subsidiary Endesa Gas Transportista S.L., Transportista Regional del Gas, S.A. (with a 45 percent holding) and Gas Extremadura Transportista, S.L. (40 percent). Together, these three companies have 371 kilometres of transport network in service. ENDESA currently has several gas pipelines either under construction or in the project stage which will boost the Company’s transport network to 720 kilometres by the end of 2007. In 2006, Endesa Gas’s distributors built 429 kilometres of new pipeline, bringing its network to 3,303 kilometres — 13 percent up on the previous year. The breakdown is as follows: Major gas pipelines being built in 2006 included the following. • Pipelines commissioned in 2006: – Salamanca-Peñaranda gas pipeline (52.9 km). – Gas pipeline to López Soriano Recycling Technology Estate (0.6 km). • Pipelines planned or under construction in 2006: – Zaragoza–Calatayud gas pipeline (70 km). – Cella–Calamocha gas pipeline (56.7 km). – Segovia–Ávila gas pipeline (67.7 km). – Medina–Arévalo gas pipeline (29.7 km). – Fraga–Mequinenza gas pipeline (10 km). – Alagón–La Joyosa-Sobradiel gas pipeline (17 km). – Gallur–Tauste–Ejea gas pipeline (39 km). – Bay of Cadiz gas pipeline (24 km).North-East Cadiz Coast gas pipeline (22 km). – Marina Alta I gas pipeline (22.7 km). – Marina Alta II gas pipeline (20.5 km). – San Juan de Dios–C’as Tresorer–Son Reus gas pipeline (17 km). – Cala Gració–Ibiza gas pipeline (16 km). – Azaila–Híjar–Ariño gas pipeline (37.3 km). – Arcos–Lebrija–Las Cabezas de San Juan gas pipeline (35 km). – Linares–Úbeda–Villacarrillo gas pipeline (84.1 km). – Gas pipeline to Escúzar (11.6 km). 06.6.2 Delivery, storage and regasification projects ENDESA is involved in three projects for LNG-regasification port terminals that are currently underway: • Reganosa, in Mugardos (La Coruña), with a 21 percent stake. The plant will include a 130-kilometre network of gas pipelines and have a storage and regasification capacity of 300,000 cubic metres, enabling 412,500 Nm3/h (3.6 bcm/year) of natural gas to be distributed. • Sagunto S.A. regasification plant in Sagunto (Valencia), with a 20 percent stake. This plant will have a storage capacity of 300,000 m3 and regasification capacity of 600,000 Nm3/h (5.25 bcm/year). • Gasificadora de Canarias (Gascan), in which the Company is the majority stakeholder. Initial studies and tasks are currently underway for new projects in Gran Canaria and Tenerife. Each of these plants is scheduled to have storage capacity of 150,000 m3 and regasification capacity of 210,000 Nm3/h (1.8 bcm/year). ENDESA also holds a 15.8 percent stake in the technical and financial feasibility study for the new direct gas pipeline between Algeria and Spain, via Almeria, which is scheduled to become operational in 2009. Operations Review 113 endesa06 GAS COMPANIES STAKED BY ENDESAIN SPAIN Figures as of December 2006 Consumers GWhGas Aragón 177,132 3,346.4 Gesa Gas 88,543 497.2 D. Regional del Gas 18,271 1,731.1 D.C. Gas Extremadura 43,229 942.0 Meridional de Gas 18,240 183.2 Gas Alicante 5,585 58.9 Total 351,000 6,758.8 Figures as of December 2006 km in 2006 Total km in 2006 Gas Aragon 143 1,275 Gesa Gas 33 670 D. Regional del Gas 48 304 D.C. Gas Extremadura 85 506 Meridional de Gas 102 422 Gas Alicante 18 126 Total 429 3,303 BUSINESS

BUSINESS IN EUROPE ENDESA is one of the five leading electricity utilities in Europe. Its strategy in Europe has targeted the acquisition of a majority share in generation companies, particularly in the Mediterranean area. The Company has taken advantage of the opportunities provided by the deregulation implemented in various European countries in order to avail itself of significant amounts of energy and good access to domestic markets. At the same time, the Company managed to be present when markets with high growth potential opened and where ENDESA’s experience translates into more highly effective generation-capacity management. In doing so, ENDESA added a strong position in the Italian and French generation business to its leading position in the Iberian electricity market (Spain and Portugal). It also added marketing operations in the deregulated markets of Italy, France and other European countries. Added to this, the Company carried out operations in the major wholesale markets on the continent, transnational power exchanges, and obtained a stake in one of the most important generation facilities in North Africa: the Tahaddart plant in Morocco. Likewise, ENDESA set up an electricity market in Poland (Towarowa Gielda Energii) with Polish partners. In September 2006 it incorporated Endesa Polska, a company that was set up as a vehicle for ENDESA’s investments in Poland, for marketing to wholesale customers and for developing energy management on the Polish market. In 2007, ENDESA signed an agreement with Mytilineos Holding which will give it a strong position in the Greek electricity market. 01. ENDESA IN EUROPE: KEY DATA At the end of 2006 ENDESA’s capacity in Europe stood at 9,775 MW, divided into 6,968 MW in Italy and 2,807 MW through Snet, a French company that has been operating under the brand name Endesa France since December 2006. In addition, in 2006 Endesa Europa signed a Framework Agreement with Gamesa to acquire another three wind farms in Italy which total 106 MW: 42 MW at Monteute, 20 MW at Poggi Alti, and 44 MW at Marco Aurelio Severino. These facilities are still under construction and will come on stream in 2007. 114 Annual Report 2006

BUSINESS Operations Review 115 endesa06

ENDESA’s total production in Europe stood at 35,575 GWh in 2006, of which 25,723 GWh was generated in Italy and 9,852 GWh by Snet. Sales totalled 52,606 GWh, of which 33,584 GWh corresponded to Endesa Italia and 19,022 GWh to Snet. This figure did not include the energy sold by Endesa Energia in the European deregulated markets outside the Iberian system. 01.1.     GENERATION BUSINESS 01.1.1. Italy ENDESA holds an 80 percent controlling stake in Endesa Italia. A number of share operations led to the company’s controlling stake after Elettrogen, the former Italian generation company, was awarded to a consortium led by ENDESA in September 2006 .. This consortium was made up of ENDESA (45 percent), SCH (40 percent) and the Italian power company ASM Brescia (15 percent). Subsequently, ENDESA acquired shares in SCH through two purchase operations for 5.7 percent in 2002 and 34.3 percent in 2004. Finally, ENDESA sold 5.3 percent to its Italian partner ASM Brescia in 2005, thereby allowing them to obtain 20 percent of Endesa Italia’s capital. ENDESA’s controlling stake allows the utility to manage a company with enormous growth potential, positioning it strongly in one of the most attractive and strategically important electricity markets in Europe. Endesa Italia is Italy’s third largest generator, with a market share of 8 percent and total capacity of 6,614 MW. Its generation assets include several conventional power stations: Tavazzano (1,840 MW), Monfalcone (976 MW), Ostiglia (1,530 MW), Fiume Santo (1,040 MW) and Trapani (170 MW), as well as the Terni (530 MW), Cotronei (369 MW) and Catanzaro (115 MW) hydroelectric plants and the Florinas (20 MW) and Vizzini (24 MW) wind farms. In addition, in September 2006 ENDESA acquired 58.35 percent of the Centro Energía Teverola and Centro Energía Ferrara generation companies, each of which one owned a CCGT plant with a CIP 6 tariff and a total capacity of 340 MW. Since July 2006, ENDESA also wholly owns 100 percent of the Iardino wind farm, currently in operation with a total capacity of 14 MW. Finally, under the above-mentioned Framework Agreement with Gamesa, ENDESA also acquired another five wind farms under construction, which will add a further 228 MW to its generation capacity and which includes the previously mentioned farms (Montecute, Poggi Alti and Marco Aurelio Severino). ENDESA’s generation capacity in Italy recorded a net output of 25,723 GWh in 2006, a 10 percent increase over 2005. This increase was mainly due to the full commercial operation of Ostiglia plant’s turbine 3 in 2006, and to the purchase of the Teverola and Ferrara CCGT plants and the Iardino wind farm. ENDESA’s sales in Italy reached an amount of 33,584 GWh, an increase of 8.6 percent over 2005, as a result of higher output and a 18 percent rise in power purchases from third parties. A large part of this increase can be attributed to Endesa Europa taking advantage of its position in France, allowing Endesa Italia to increase its energy imports from 1,658 GWh in 2005 to 1,950 GWh in 2006. The conversion of the Ostiglia plant’s turbine 3 and the Tavazzano plant’s turbine 6 is part of Endesa Italia’s conventionalplant re-powering programme, which began in 2002. This programme entails the conversion of these plants to more efficient and environmental-friendly technologies, while also significantly increasing their capacity. Within the framework of this programme, the following have already been converted to combined cycle generation: turbines 1, 2 and 3 at the Ostiglia plant and turbines 5 and 6 at the Tavazzano plant. Units 3 and 4 at Fiume Santo have been converted to coal. Conversion of turbines 3 and 4 at the Monfalcone plant has been postponed for a future date. Additionally, construction work for desulphurisation units for turbines 1 and 2 at the Monfalcone plant is now underway. This will significantly reduce emissions. Due to EU provisions to meet Kyoto targets, Endesa Italia included Euro 37.5 million in its 2006 accounts as the estimated cost of CO2 emissions for 2006 that were not covered by the National Emissions Assignation Plan (NAP) approved by the Italian government. Finally, at the end of 2006 the Italian government sent its proposed allocations for 2008–2012 to the EU, pending approval. The renewables business in Italy ENDESA continued to use renewable energy to produce electricity in Italy via the Florinas wind farm, with a capacity of 20 MW, in Florinas, Sardinia. The Iardino wind farm (14 MW) in Campania and the Vizzini wind park (24 MW) in Sicily were added in June and December 2006, respectively. The Company also continued to produce renewable energy by burning animal meal and olive-industry waste for the coalfired turbines at the Monfalcone plant. 116 Annual Report 2006

BUSINESS The Trapani wind farm (32 MW) is nearly complete and is scheduled to come on line in 2007. Both the Vizzini farm and the Trapani farm were part of the IDAS company, which was taken over by Endesa Italia in November 2006. Finally, in 2006 and in compliance with the Framework Agreement between Gamesa and ENDESA, the Company purchased Montecute (42 MW), Poggi Alti (20 MW) and Marco Aurelio Severino (44 MW) wind farms, which are currently under construction and scheduled to be commissioned in the first quarter of 2007. Two other wind farms were purchased in January 2007: Piano di Corda (64 MW) and Serra Pelata (58 MW), scheduled to come on line in the first quarter of 2008. In all, power generated by these wind farms totals 318 MW. Electricity sales in Italy In 2006, Endesa Europa consolidated its position in the marketing of electricity in Italy by purchasing a 50 percent stake in MPE Energia in March. MPE Energia sells power to residential customers, whose sales rose to 1,906 GWh. The remaining 50 percent belongs to Merloni Proyecto Energia. Sales operations continued through Endesa Europa Power & Fuel, with sales of 5,878 GWh in 2006. Endesa Europa also holds a 50 percent stake in the Ergon Energia sales company which sold 7,121 GWh in 2006 (the remaining 50 percent is owned by ASM Brescia). Other Endesa Europa projects in Italy In 2006 the work begun in 2005 to build the Scandale plant continued. This plant is owned by Eurosviluppo Elettrica (50/50 Endesa Europa and ASM Brescia). Eurosviluppo Elettrica now has the necessary land and permits required to build two 400 MW CCGTs, each producing electricity and heat. According to current forecasts, the plant is scheduled to come on line in 2008. ENDESA also bought 25.5 percent of the OLT Offshore Toscana S.R.L. Company, the owner of the Livorno regasification plant project, which them the right to 1.5 bcm of gas as of 2008. The project received ministerial permission to begin building work in 2006. The regasification capability will be used to feed the CCGTs currently operated by the Company in Italy and those scheduled for the coming years. Endesa Italia: meeting targets In 2006 Endesa Italia developed according to its business plan. Operations Review 117 ENDESA ITALIA POWER PLANTS Tavazzano 1,840 MW Fiume Santo 1,040 MW Florinas 20 MW Trapani 170 MW Monfalcone 976 MW Ostiglia 1,530 MW Núcleo de Terni 530 MW Núcleo de Cotronei 369 MW Núcleo de Catanzaro 115 MW Thermal plants Hydroelectric plants Wind farms Ferrara 170 MW Vizzini 24 MW Teverola 170 MW Iardino 14 MW endesa06

Aside from production increase and the above-mentioned sales, the year’s highlights included: • Growth in EBITDA and net income in a context of stable margins. • Significant progress made in the re-powering programme. • The takeover of IDAS by Endesa Italia. • The re-financing of Euro 350 million of debt under more favourable conditions. • Euro 176 million in dividends distributed. Endesa Italia’s work force was downsized by a further 2 percent. It is now is 36 percent smaller than it was when ENDESA took control. The reductions have been made on non-hostile terms. 01.1.2. France In September 2004 ENDESA officially purchased 35 percent of the Snet generation company’s equity stock from Charbonnages de France (CdF), which it added to the 30 percent it acquired in 2002. This increased ENDESA’s stake in Snet to a controlling interest (65 percent), while consolidating its presence on the French electricity market. The remaining shareholders are CdF and Electricité de France (EdF). In December 2006 Snet launched its new trade name: Endesa France. Snet owns four conventional coal-fired power stations in France, with a total capacity of 2,477 MW, producing 8,248 GWh of electricity in 2006: Émile Huchet with a capacity of 1,086 MW; Hornaing with a capacity of 253 MW; Gardanne with a capacity of 868 MW and Lucy 3 with a capacity of 270 MW. The bulk of its output is sold to Electricité de France (EdF). Snet reported sales of 19,022 GWh in 2006, of which 9,852 GWh corresponded to its own production and 9,170 GWh were power purchases from third parties. The group sold 4,532 GWh of power to 157 customers on the deregulated French market. In addition, beyond the 2006 horizon, Snet sold 13 TWh in multi-annual contracts of 5–6 years’ duration. Desulphurisation and denitrification projects In 2005, assembly work began on the desulphurisation and denitrification systems for two 600 MW turbines, Provence 5 at the Gardanne site and Émile Huchet 6. As of 1 January 2008, these systems will allow both groups to comply with the EU Directive limiting the emissions produced at large combustion facilities. Investment in the project will total Euro 162 million. The Émile Huchet denitrification plant was completed on schedule and tests were due to continue until the beginning of 2007. The desulphurisation system, which is considerably more complex, was commissioned in December 2006. At Provence 5, the project’s global progress is satisfactory. At the end of 2006, the amount of investments came to Euro 124.9 million, or 77 percent of the overall budget. Wind energy In 2006, Snet confirmed its intention to invest in renewable energies, and wind energy in particular, in accordance with the industrial plan it presented in 2005. Snet aims to achieve 200 MW in facilities for renewable-energy technologies by 2010. In July 2006 the company received permission to build the Ambon wind farm and permission for the Muzillac wind farm in November. Both these facilities are located in the Brittany region. These wind farms total 20 MW in capacity and are scheduled to become operational in 2008. 118 Annual Report 2006 BUSINESS SNET’S POWER PLANTS IN FRANCE Hornaing 253 MW Emile Huchet 1.086 MW Lucy 270 MW Gardane 868 MW

The 10 MW Les Moindreaux project (in the Charentes Maritimes region) was given a favourable opinion in a survey among the local community, the first step for it to be authorised. There are two other projects under way, totalling 43.5 MW (17.5 MW in La Marne and 26 MW in Brittany). Permits to build the first project (Cernon) were granted in October and building work is expected to begin in early 2007, with completion scheduled for late 2008. The Lehaucourt wind park in the Picardie region came on stream in 2007 after the permit was granted in 2005. Currently, the company’s wind-project portfolio stands at 100 MW, with nearly half the projects already having the necessary building permits. New sites In 2006, the company signed agreements for the reservation and acquisition of two new sites: • In June it signed a protocol agreement with The Port of the Hague to reserve a 20 hectare (50 acre) plot of land for three years. It is the ideal site for a coal-fired plant and appropriate feasibility studies will be carried out during the reservation period. • In July the company acquired the 15 hectare Lacq site from the municipal district of Lacq. Two 400 MW CCGT units are scheduled to be installed there. Industrial Plan In 2006 Snet continued to develop its Industrial Plan, which includes the building of five CCGT units (400 MW each), with a view to achieving a capacity of 2,000 MW by 2010. With these new units, the company can diversify the fuel used at its generation facilities by introducing natural gas and compensating for the permanent shutdown of the Lucy 3, Hornaing 3 and Émile Huchet 5 turbines, scheduled for no later than 2015. The two 400 MW units planned for the Émile Huchet site have already been granted the necessary building permits, as well as operations approval. The new Hornaing CCGT has also been granted the necessary building permit. The other CCGT projects are running according to schedule and the company is obtaining all the necessary official permits. Snet’s holdings Snet owns 69.58 percent of the company that owns Bialystok, a Polish cogeneration plant. (The Polish Treasury owns the remaining capital.) Bialystok has a capacity of 178 MWe and 468 MWt, the equivalent to 330 MWe. It produced 1,604 GWh in 2006. The Board of Directors submitted a proposal to the General Shareholders’ Meeting to approve a dividend payout of Euro 9.1 million against 2006 results. This dividend amounts to 100 per cent of the company’s total profits. Snet also holds a 45 percent stake in Soprolif, a French company that owns a circulating fluid bed plant at the Gardanne site with a capacity of 250 MW. Until 2006, Snet held a 20 percent stake in the company and in late 2006 acquired the 25 percent that Endesa Europe owned in it, raising its controlling percentage to 45 percent, as mentioned above. The remaining 55 percent is owned by EdF through its EDEV branch. Snet, together with Alarco, holds 50 percent of the Altek group (Turkey). This company has 40 MW of installed hydro capacity and at the end of 2005 inaugurated an 80 MW CCGT plant at Kirklareli. Technically, the plant performed as forecast during its first year of operation. Meeting Snet’s targets The good results obtained for its main business parameters enabled Snet to meet its targets for 2006. The main milestones were: • EBITDA grew by 10 percent and recurrent net income by 29 percent. • The company distributed Euro 74.5 million in dividends in 2006. • Staff costs were 12 percent lower than in 2005. • In 2006 the work force in Poland was reduced by 50 employees (18 percent). 01.1.3. Poland Endesa Europa has decided to stay in the Polish market despite the changes in policies for privatising energy companies in Poland that prevented the privatisation of Dolna Odra. In September 2006 the Company set up Endesa Polska, with head offices in Warsaw. The new company will act as an investment vehicle in Poland and also be used to market to wholesale customers and develop energy management. In December the Company succeeded in winning 20 MW of the Poland–Germany interconnection for the month of January. Operations Review 119 endesa06

As mentioned above, ENDESA is present in Poland through the controlling stake held by Snet in the 330 MW Bialystock plant, and its 10 percent holding in the Polish market (Gielda Energii). 01.1.4. Greece In April 2007, Endesa Europa and Mytilineos Holding of Greece signed an agreement to develop new capacity projects in the country through a joint venture whereby Endesa Europa’s stake will be over 50.01 percent. Under the terms of this agreement, Mytilineos will contribute all of its energy assets, thermal and renewable, as well as its current licences giving a portfolio of 1,400 MW (thermal) and 1,000 MW (renewable). Endesa Europa will provide the capital for the value of these assets. 01.2.     ENERGY MANAGEMENT IN WHOLESALE MARKETS 01.2.1. Activities in European wholesale markets ENDESA operates in European wholesale markets to manage its generation and supply activities outside the Spain/Portugal market. Among other targets, this move gives the group the necessary power supply to meet its contracts with customers and balance out risk positions in those areas where it operates. Endesa Trading is the subsidiary responsible for this area of business. In 2006 operations on European wholesale markets were marked by the high volatility of CO2 emission rights, with the resulting impact on futures costs on electricity. Also, volumes traded through bilateral contracts increased on organised markets such as Powernext, EEX and APX. Therefore, the EEX reached 89 TWh in 2005, up 35 percent compared with 2005; the APX rose to 19 TWh (19 percent up) and the French market Powernext, where ENDESA holds a 5 percent stake, recorded a figure of 30 TWh (58 percent up). Electricity futures did not rise significantly during 2006. Thus, the base price for 2007, quoted at the beginning of 2006 at Euro 48.9/MWh in Germany and Euro 51.7/MWh in France, by year’s end stood at Euro 50/MWh for Germany and Euro 50.4/MWh for France. In contrast, the average 2006 spot prices recorded significant increases in these two countries. The average base in both countries was around Euro 50/MWh (Euro 49.3/MWh in France and Euro 50.83/MWh in Germany), as opposed to averages prices of around Euro 46/MWh in 2005. 2006 spot prices reached record highs and even came to Euro 999.99/MWh in France and Euro 2,436.63/MWh in Germany at certain times. In 2006 Endesa Trading managed a total energy volume of 46.12 TWh, of which 11.78 TWh was for commercial operations with Italian customers and 5.52 TWh with Snet. The remainder was for supply contracts with big industrial consumers, distributors and other agents, and to import and export operations in existing interconnections between Spain, France, Germany, Holland, Belgium, Denmark, Italy and Slovenia. It should also be noted that in the virtual volume auctions (VPP) organised in France by Electricité de France (EdF) Endesa Trading obtained a volume of 2.6 TWh for 2006-2008, and 0.81 TWh for 2006 in the auctions organised by Dong in Denmark. 01.3.     INTERNATIONAL EXCHANGES In 2006, the number of interconnections that applied the explicit coordinated auctions method grew, in line with European directives on increasing transparency and competitiveness in interconnection capacity allocations between countries, including the link between Spain and France. For the first time Endesa Trading took part in capacity auctions between Germany and Holland, attaining a total volume of 184 GWh from Germany to Holland and 265 GWh in the opposite direction. Cross-border operations between France and Italy accounted for 1.71 TWh of energy transmitted in 2006. With regard to interconnections between Spain and France, power imports from Spain stood at 73 GWh while exports were 173 GWh. 01.4.     CO2 EMISSIONS MARKET The first reduction of rights in the first phase of the National Emissions Assignation Plan (NAP) took place in April 2006. Most countries taking part in the European Emission Rights Market (ETS) were allocated an excess of rights, pushing CO2 prices down from Euro 29 per tonne to Euro 12 per tonne in only a few days, with a dragging effect on electricity futures. All of the above caused a sharp rise in the negotiation of emission rights on organised markets (Powernext, Nordpool, EEX, ECX) and OTC. In Europe, Endesa Trading channelled operations for the sale and purchase of CO2-emission rights between Snet and Endesa Italia for a total volume of 4.40 tonnes over the 2006– 2007 period. The initial emission-right price was 21.88 ~/T, while by the end of 2006 it stood at around 6.45 ~/T. 120 Annual Report 2006 BUSINESS

02. ENDESA IN MOROCCO On 19 January 2005 commercial activities began at the Tahaddart CCGT plant in Morocco. This power station, with a capacity of 384 MW, is located in the town of Tahaddart. Its shareholders are the Office National d’Electricité (ONE), with a 48 percent stake, ENDESA with 32 percent, and Siemens with 20 percent. The plant produced 2.5 TWh in 2006, 25 percent more than in 2005. Tahaddart distributed its first dividend in July, charged to 2005 results. The total dividend was for Euro 6 million, of which Euro 1.9 million corresponded to ENDESA. endesa06 ENDESA IN EUROPE AND NORTH AFRICA IN 2006 (does not include the Iberian market) FRANCE • 65% of generation company SNET Installed capacity: 2,477 MW; Generation: 8,248 GWh Total sales: 17,418 GWh • 45% of generation company Soprolif ** Installed capacity: 250 MW; • 5% of Energy Exchange Powernext Volume traded: 30,000 GWh POLAND • 10% of wholesale market operator Gielda Energii • 70% of Bialystok plant ** Installed capacity: 330 MWe Generation and sales: 1,604 GWh MAROCCO • 32% of Energie Electrique de Tahaddart, owner of the Tahaddart CCGT. Installed capacity: 384 MW ITALY • 80% of generation company Endesa Italia Installed capacity: 6,614 MW Generation: 25,109 GWh Sales: 32,970 GW • 58.35% of Teverola and Ferrara. Installed capacity: 340 MW • 100% of Iardino wind farm. Installed capacity: 14 MW • 100% of Vizzini wind farm: 24 MW • 100% of Montecute wind farm (42 MW under construction) • 100% of Poggi Alti wind farm (20 MW under construction) • 100% of MA Severino wind farm (44 MW under construction) • 50% of Ergosud (800 MW under construction) • 50% of retailer Ergon Energia • 50% of retailer MPE • 100% of retailer Endesa Europa Power and Fuel TURKEY • 50% of Altek ** owner of a 40 MW hydroelectric plant and an 80 MW gas CCGT • 2.5% of free central European exchange Endex with headquarters in Amsterdam Electricity sales in European countries: 52,606 GWh* Present in deregulated markets in France, Italy, Germany and Andorra Total energy volume traded 46,120 GWh * Does not include the energy supplied by Endesa Energía in European countries outside the Iberian market. ** Through Snet. Operations Review 121

BUSINESS IN LATIN AMERICA ENDESA is the No. 1 private electricity multinational in Latin America. It is the leading electricity company in Chile, Argentina, Colombia and Peru, and the third largest in Brazil. It supplies electricity to five of the sub-continent’s six largest cities (Buenos Aires, Bogota, Santiago, Lima and Rio de Janeiro); and is participating in the Siepac electricity interconnection system that will link the six Central American countries. The electricity utilities in which ENDESA has interests in Latin America had a total capacity of 14,317 MW at the close of 2006. Their aggregate output in the year was 62,028 GWh, a 7.1 percent advance on the previous year’s level, with sales of 58,281 GWh, i.e. 5.5 percent more than in 2005, to a total of 11.6 million clients. ENDESA’s strategy aims to consolidate a broad business platform that is capable of using the Latin American market’s enormous potential for growth and profitability. To this end, it has acquired majority interests in a considerable number of electricity generation, transport, distribution and supply companies, with the aim of securing management control and therefore being in a position to pass on its corporate best practices to these companies. To improve distribution to its companies, ENDESA intends to make permanent investments in a climate of collaboration with state authorities and in compliance with all applicable legislation. ENDESA is present in Latin America through shareholdings such as its 60.62 percent stake in Enersis, or stakes acquired directly in other operators in the region. ENDESA’s commitment to the future in Latin America and to each one of the markets in which it operates begins with the ambition of offering better service to its customers, and to make its operations more effective and competitive. True to that commitment, ENDESA actively takes part in improvements to ensure supply in the countries where it is present by providing solutions to their growing electricity needs. ENDESA’s current goals in Latin America are to consolidate its presence by capitalising on its current platform for growth and retain its leadership in the 122 Annual Report 2006 BUSINESS

Operations Review 123 endesa06

countries where it operates, while increasing the excellent operations of its subsidiaries and taking advantage of the opportunities offered by the countries’ current economic growth and demand for electricity. ENDESA is also firmly committed to protecting the environment in the Latin American countries where it operates. Proof of this is that 2006 culminated in the environmental certification of all of its generation and distribution facilities. On 31 December 2006, 100 percent of its capacity and distributed energy was certified under the ISO 14001 environmentalmanagement standard. It took only six years to attain this level of certification. ENDESA is also firmly committed to corporate social responsibility in Latin America. On an in-house level, the Company is working proactively to constantly improve the health and safety of those working at its subsidiaries. In this regard, the Company is certifying its systems for managing health and safety at work according to the OSHAS 18001 standard at the majority of its workplaces. In 2006 three of the five distribution companies owned by ENDESA in the region obtained the certification. By the end of 2006 over 70 percent of the energy sold in the region had obtained this certification. Externally, ENDESA continues to develop a high number of social-action projects and in 2006 invested Euro 9 million. 01. ENDESA’S PRESENCE IN LATINAMERICA BY COUNTRY 01.1.     CHILE 36 percent of ENDESA’s consolidated assets in Latin America are located in Chile. The company’s workforce in Chile numbers 2,739. ENDESA is present in the Chilean market through Enersis, in which it holds a controlling stake of 60.62 percent. Through this holding in Enersis, ENDESA also has an interest in Endesa Chile, the main producer in Chile, which owns 4,477 MW of capacity either directly or through its subsidiaries. ENDESA holds a controlling 59.98 percent stake in Endesa Chile. In turn, Endesa Chile holds stakes in other Chilean generators, such as San Isidro, Pangue, Celta and Pehuenche. The company also owns over 50 percent of the Gas Atacama Company, which has 781 MW of installed thermal power. Since Endesa Chile shares control over the latter company with the other Gas Atacama shareholder, its economic magnitudes or MW of power are not consolidated. Through Enersis, ENDESA also owns 99.08 percent of the distributor Chilectra, which has 1.4 million customers. Enersis also has significant stakes in property, engineering, IT and services companies both in Chile and other Latin America countries. 01.2.     COLOMBIA 21 percent of ENDESA’s consolidated assets in Latin America are located in Colombia, where the company has 1,602 employees. ENDESA manages 2,779 MW of capacity in Colombia. It holds a 48.48 percent stake in Emgesa, the country’s largest generating company, with 2,238 MW of capacity, and 99.99 percent of the Betania power plant (541 MW capacity). It also holds a 48.48 percent stake in Codensa, which distributes electricity to 2.1 million customers. ENDESA’s partner in both Codensa and Emgesa is the power company Empresa Eléctrica de Bogotá (EEB), whose capital is mostly public and which is controlled by the Santa Fe de Bogota municipal district. Therefore, it owns 51.52 percent of both companies. Codensa returned Euro 34.7 million to its shareholders in 2006 when the capital reductions took place in the year. 01.3.     BRAZIL 25 percent of ENDESA’s consolidated assets in Latin America are located in Brazil, where the company employs 3,335 staff. In 2005, ENDESA set up Endesa Brasil to group its holdings in that country. In generation, ENDESA holds a 99.6 percent stake in the Cachoeira Dourada hydroelectric plant (658 MW capacity) and a 100 percent stake in the Fortaleza conventional power station (321.6 MW capacity). ENDESA also controls 100 percent of the transmission company CIEN which manages the 1,000 kilometre power line linking Argentina and Brazil, with a capacity of 2,000 MW. In the distribution business, ENDESA manages Ampla and Coelce (holdings of 91.9 percent and 58.9 percent, respectively). Ampla distributes electricity to 2.3 million customers in 124 Annual Report 2006 BUSINESS

the state of Rio de Janeiro, while Coelce sells energy to 2.5 million customers in Ceará. 01.4.     PERU 11 percent of ENDESA’s consolidated assets in Latin America are in Peru, where the company employs 1,146 people. ENDESA manages 1,574 MW of capacity in Peru. It owns 61.1 percent of Edegel, with 1,425.7 MW of power, and 60 percent of the power company Empresa Eléctrica de Piura (Eepsa), with 146 MW. The distribution company Edelnor has a capacity of 2.3 MW. Also, ENDESA, in conjunction with Enersis, holds a 60 percent stake in Edelnor, which distributes electricity to 951,000 customers in the north Lima area. 01.5.     ARGENTINA 8 percent of ENDESA’s consolidated assets in Latin America are located in Argentina, where the company employs 3,091 people. In the generation business, ENDESA holds a 69.99 percent stake in Dock Sud, a two-turbine plant with a total capacity of 870 MW. Through Enersis and Endesa Chile it also controls 64.3 percent of the Costanera thermal power plant (2,319 MW capacity) and 65.2 percent of the El Chocón hydroelectric power plant (1,320 MW installed capacity). In distribution, ENDESA holds a 99.45 percent stake in Edesur which supplies electricity to 2.2 million customers in the south Buenos Aires area. ENDESA also holds a 22.2 percent stake in Yacylec, an electricity transmission company which operates and maintains the 282 km Yaciretá line and the Resistencia switching station. At the end of 2005, the Argentinean generation companies reached an agreement with the Argentinean government to construct CCGT plants with a total installed capacity of 1,600 MW. The facilities are scheduled to begin commercial operations in an open-cycle mode during the first half of 2008 and in a closed cycle mode during the first half of 2009. In turn, the government has promised to finance and gradually restore the wholesale power market back to normal. 01.6.     CENTRAL AMERICA ENDESA is developing the Siepac project in Central America. The company aims to build a transmission line connecting the six countries in the region (Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama). Infrastructure is being developed through the company that owns the grid, in which ENDESA holds a 12.5 percent stake. 02. GENERATION02.1. KEY PHYSICAL MAGNITUDES By the end of 2006, the Latin American generation companies in which ENDESA has holdings had a total capacity of 14,317 MW. In 2006, the capacity increased by 222 MW, mainly due to the shutdown of the Etevensa combined cycle gas turbine plant in Peru and the acquisition of a fuel-gas plant in Cartagena (Colombia) Capacity in Brazil also declined, due to the sale of hydraulic generation assets owned by Ampla (60 MW), and in Colombia, where the 19.5 MW San Antonio hydroelectric plant was closed. The total output for the Latin American subsidiaries was 62,028 GWh in 2006, 7.1 percent up from the previous year. The increase was mainly due to heavy growth of demand caused by a booming economy and more water availability in the entire region that was favourable to ENDESA’s generation facilities, which are mostly hydroelectric. Operations Review 125 endesa06 ENDESA INSTALLED CAPACITY IN LATIN AMERICA* (MW) 2006 2005 % chg. Chile 4,477 4,477 0.0 Argentina 4,508 4,493 0.3 Colombia 2,779 2,657 4.6 Peru 1,574 1,429 10.1 Brazil 979 1,039 -5.8 Total 14,317 14,095 1.6 * Figures only include fully consolidated companies. Therefore, they do not include the 781 MW relating to the Atacama (Chile) power plant.

02.2.     NEW PLANTS, NEW PROJECTS In 2006 ENDESA continued to leverage the investment opportunities offered by generation in Latin America. Its subsidiaries have several plants under construction in Chile and Peru, as well as a number of projects under study. 02.2.1. Chile: San Isidro II and Palmucho Endesa Chile is currently building the San Isidro II CCGT power plant in three stages: • From April to October 2007, it will operate with its gas turbines in open-cycle mode using fuel-oil, with a maximum capacity of 209 MW. • Between February 2008 and March 2009, it will operate as a CCGT using fuel-oil with installed capacity of 310 MW. • From 2009 onwards, the power plant will operate as a natural-gas CCGT, increasing the capacity to 377 MW. Total estimated investment in this project stands at USD200 million. The company is also building the Palmucho hydroelectric plant in the Biobío region. This is a run-of-river power plant, located at the foot of the Ralco hydro-plant dam. It will use the other plant’s water flow (27.1 m3/s), and have an installed capacity of 32 MW. Total investment will be USD37 million, including civil works and equipment. The plant is due to come on stream in 2007. The new plant will not reduce the capacity of the Ralco plant or require any new water rights. The project has been granted the necessary approvals by the Chilean environmental authority (Conama), which approved the Environmental Impact Statement on 18 February 2005. 02.2.2.     Chile: the Central Interconnection System. Endesa Chile holds a stake in the building of a regasification plant at Quintero Bay, jointly with the Metrogas and ENAP companies. The plant will play a key role in supplying gas to Chile’s central region. It will supply fuel to the San Isidro II CCGT and other facilities. The new plant will be able to process 9.6 million cubic meters of gas per day, with a storage capacity of 320,000 cubic meters of LNG (liquefied natural gas) in two large tanks. It is scheduled to be permanently operational by mid 2010. 02.2.3. Chile: The Aysén project In 2006, studies of the feasibility of using the hydrological potential of the Aysen area (Region XI) began. To that end, ENDESA created the limited company Centrales Hidroeléctricas Aysén, S.A., in which Endesa Chile will hold a 51 percent stake and Colbun 49 percent. If the project is carried out, 2,355 MW of installed power would be added to Chile’s power system, making a highly significant contribution towards the continuity of the country’s power supply. Building the power plant will require an estimated investment of around USD2.1 billion. The project will also require a 2,000 kilometre high-voltage power transmission line, calling for an estimated investment of USD1.5 billion. The project will be developed by Transelec. 02.3.4. Peru: Etevensa’s CCGTs In 2003, Etevensa, a Peruvian company, was awarded a contract to supply Camisea natural gas. This included an agreement to increase the capacity of its thermal power plant at Ventanilla. The company converted two of the turbines at its power plant from fuel-oil to natural gas with installed capacity of 325 MW which came on stream in open-cycle mode in August 2004. The project for converting to the first turbine to the closedcycle mode came on stream in June 2006. The subsequent conversion of the second turbine to a closedcycle mode was completed in September. 126 Annual Report 2006 BUSINESS ENDESA POWER GENERATION IN LATIN AMERICA* (GWh) 2006 2005 % chg. Chile 19,973 18,764 6.4 Argentina 17,752 16,154 9.9 Colombia 12,564 11,864 5.9 Peru 7,250 6,895 5.1 Brazil 4,489 4,213 6.6 Total 62,028 57,890 7.1 * Figures only relate to fully consolidated companies. Therefore, they do not include output from the (Chile) power plant.

As a result of the extensions, the power of the Ventanilla plant increased by nearly 172 MW although there is still a small part pending official certification. These works have adapted a power plant that previously operated marginally with fuel-oil to one with nearly 500 MW of CCGT capacity and the first in Peru to use an important local resource such as gas from the Camisea fields. Finally, on 1 June 2006 Etevensa merged with Edegel, and the Ventanilla plant came under the Edegel umbrella. 02.3.5. Colombia: Acquisition of Termocartagena In 2006 ENDESA acquired the Termocartagena fuel-gas plant, situated in Cartagena de Indias, with a capacity of 142 MW. It is currently in the process of being re-powered and converted into a CCGT plant. 02.4.     ENDESA ECO In 2005, Endesa Eco, a 100 percent owned subsidiary of Endesa Chile, was set up to administer and manage renewable energy projects in Latin America. This company is developing the Ojos de Agua mini-hydroelectric project in the Maule-Chile area, with a capacity of 9 MW. Total investment in this project will be USD15 million. It is due to come on stream in 2008. The Canela wind farm is another project developed by Endesa Eco. The farm will have 18 MW of installed power and require an investment of USD28 million. It is scheduled to be operational by late 2007. The 6.1 MW Piruquina mini plant on Chiloe Island is currently being studied. 03. TRANSMISSION03.1. CIEN ENDESA owns Cien, the high-voltage electricity link between Brazil and Argentina. The first phase of the project came into service in the first half of 2000, with a capacity of 1,000 MW. Work on the second phase began at the end of 2000, and the transmission capacity of the link was doubled in 2003 to 2,000 MW. CIEN is currently looking at the possibility of changing its business model for the operation of the interconnection so that it becomes reasonably profitable again. 03.2.     SIEPAC In July 2006 construction of the Siepac project transmission line was officially begun in Panama. The 230 kV, 1,880 km backbone line will interconnect six countries in Central America and be able to transmit 300 MW of energy. It is slated for completion in 2009 and the estimated budget is USD370 million. The tender to contract began in 2005 and concluded in 2006, with 12 companies bidding. The contract was awarded to Techint, a Mexican company, for Lot 1 (Guatemala, El Salvador and Honduras) and to a Spanish company, Abengoa, for Lot 2 (Nicaragua, Costa Rica and Panama). 03.3.     OTHER TRANSMISSION ASSETS ENDESA also carries out electricity transmission activities in Argentina as a shareholder of Yacylec, which operates a 282 kilometre line between the Yaciretá hydroelectric plant and the Resistencia switching station. Through Endesa Chile it holds a 50 percent stake in the Gas Atacama gas pipeline, which carries gas from the northern area of Argentina to the Chilean Northern Interconnection System (SING). The 950 kilometre gas pipeline came into operation in 1999. 04.DISTRIBUTION 04.1.     KEY FIGURES Between them, ENDESA’s Latin American distribution subsidiaries sold 58,281 GWh in 2006, 5.5 percent up from 2005. This increase reinforces the region’s positive trend in electricity demand and provides further evidence to signal the end of the region’s economic crisis in 2003. Operations Review 127 endesa06

Electricity distribution sales experienced remarkable growth in all countries, particularly in the sales made by Edelnor (Peru) and Codensa (Colombia), which came to 7.6 percent and 6.5 percent, respectively. 04.2.     TARIFF REVIEWS The new sub-transmission tariffs were published in Chile in November. Sub-transmission corresponds to medium or high voltage (MV or HV) transmission grids that exclusively supply consumers in the concession areas of distribution companies and do not belong to the main transmission system or form part of distribution networks. The process meant a reduction in remuneration, subsequently confirmed by the panel of experts (an arbitration body that settles technical disputes in the sector), where Chilectra made a bid, as did all the other companies in the sector (33 in all). Chilectra appealed the decision, so settlement remains pending. In Brazil, Coelce’s annual tariff review was carried out. The company obtained a 10 percent rise, to be applied as of April, and Ampla obtained a tariff rise of 2.9 percent as of March. In Argentina, Act No. 26204 was enacted in December, extending The Public Emergencies Act (No. 25,561) and additional provisions included in Act No. 25790 until 31 December. Act No. 25790 obliges contracts for engineering and services to be re-negotiated if they are affected by a public emergency. On 15 June 2005 Edesur and the government of Argentina reached an agreement that led to the signing of a letter of understanding whereby the Executive authorised a tariff rise as of November 2005. The Executive ratified the letter of understanding on 28 December 2006 by issuing a presidential decree. The regulatory body approved the new schedule of tariffs which was to be applied as of February 2007, applying a 38 percent increase in distribution tariffs. Furthermore, according to the terms of the agreement, the tariff rise will be applied retroactively as of November 2005, the original date on which the agreement came into effect. The full tariff review set out in the agreement has been scheduled for February 2008. 04.3.     MANAGING DISTRIBUTION LOSSES Distribution losses suffered by ENDESA companies throughout the region recorded an accumulated figure of 11.2 percent in 2006, as opposed to 11.8 percent in 2005. In 2006 a project was implemented to improve energy losses in the Rio de Janeiro distribution area operated by Ampla. The project, called “Red Ampla”, involves incorporating the most advanced technologies into the grid to prevent the theft of electricity. Investment in the project is Euro 47 million. There have been clear results: for example, when customers were fitted with new electricity meters under Red Ampla losses fell from 53.4 percent to 3.1 percent. The number of customers connected to that grid in 2006 stood at 108,000. The total number of customers connected to Red Ampla in December 2006 was 358,000. The good results and the short time frame in which the investment has been recovered, only three and a half years, make this project one of the most successful and groundbreaking undertaken by ENDESA in the field of electricity distribution in the region. 04.4.     CUSTOMERS AND QUALITY OF SERVICE At the close of 2006, in the five Latin American countries where it distributes electricity, ENDESA had a total customer base of 11.6 million, 3.2 percent up on 2005. Continuing the trend seen in previous years, in 2006 ENDESA substantially increased the quality of the service in the countries where it operates. Specifically, the mean annual interruption time per customer dropped by 2.9 percent, standing at 9.9 hours per year. 128 Annual Report 2006 BUSINESS ENDESA ELECTRICITY DISTRIBUTION IN LATIN AMERICA (GWh)     2006 2005 % chg. Chile 12,377 11,851 4.4 Argentina 14,837 14,018 5.8 Colombia 10,755 10,094 6.5 Peru 4,874 4,530 7.6 Brazil 15,438 14,753 4.6 Total 58,281 55,246 5.5 ENDESA CUSTOMERS IN LATIN AMERICA (Thousands of customers) 2006 2005 % chg. Chile 1,437 1,404 2.4Argentina 2,196 2,165 1.4Colombia 2,138 2,074 3.1 Peru 951 925 2.8Brazil 4,859 4,654 4.4Total 11,581 11,222 3.2

05. ENDESA’S FINANCIAL ANDCORPORATE STRATEGY IN LATIN AMERICA05.1. FINANCIAL STRATEGY One of the most important features of the performance of ENDESA’s Latin American businesses in the past years has been their growing financial strength since October 2003 to face the crises that were affecting the region at that time and so ensure future growth and profitability. Building on the improvements made, the business is increasingly contributing to its parent company with significant contributions from the takings of its investments and through very good economic performance. 05.1.1. Objectives The future financial strategy of these businesses is based on the following objectives: • Adapt debt terms to the average life of investments. • Optimise all ENDESA’s companies operating in the region to equip them with efficient gearing levels. For this purpose, capital reductions will be stepped up and the pay-outs increased at the overcapitalised companies. Further steps will be taken to reduce the volume of debt, lengthen repayment deadlines and reduce financial costs at undercapitalised companies. • Maintain the level of investment in Chilean parent companies and solid financial ratios in the other subsidiary companies. • Tailor the level of US-dollar-denominated debt at all ENDESA’s subsidiaries to the degree of polarisation of their revenues. The goal is to minimise the currency risk exposure. • Maintain a high percentage of hedged debt in case of interest rate hikes. • Maintain an adequate level of liquidity to be able to meet estimated financial needs. 05.1.2. 2006 Financial Performance Measured in US dollars, Latin America’s business debt showed a slight increase in 2006, in relation to the previous year. Expressed in euros, it diminished by around Euro 500 million. The Brazilian real, Colombian peso and Peruvian sol appreciated against the dollar, whereas the Argentinean and Chilean pesos remained practically the same. These movements, combined with the cash-flow hedge criterion, meant that exchange-rate differences had no significant impact on business performance. In 2006 ENDESA continued with its policy to improve its financial structure and the quality of business debt in the region. As a result of this drive, in January 2005 Moody’s Investors Service raised its credit rating for Enersis and Endesa Chile from Ba1 to Baa3 with a prospect of stability. The change meant that the two companies attained the investment status level for the three main international rating agencies (previously obtained from Standard & Poor’s and Fitch). The improvement was based the two companies’ higher level of flexibility and financial liquidity, and on the sound performance of the electric markets where they operate. We should add that in 2006 Enersis and Endesa Chile’s share prices rose by 53 percent and 26 percent, respectively, on the Santiago (Chile) Stock Exchange. As the parent company and in keeping with the financial strategy of the above-mentioned business, ENDESA received cash from Latin America to the sum of USD253 million in 2006. Dividends accounted for USD121 million and capital reductions that the over-capitalised subsidiaries continued to carry out accounted for USD64 million. ENDESA ended the good economic and financial performance of its Latin American business by distributing Euro 113 million in dividends to the parent company, which was the same amount it paid in 2005. This confirms the business’ important contribution to ENDESA’s flows and the desire to have the shareholders profit from the results. 05.2.     CORPORATE STRATEGY 05.2.1. Corporate simplification initiatives Ever since operations started in Latin America, ENDESA has carried out a policy of corporate simplification to obtain synergies and facilitate cash returns to Spain. Operations carried out in 2006: CHILE Apart from the definitive demerger of Enersis Internacional and Chilectra Internacional in December, there were two other significant events in 2006. Operations Review 129 endesa06

Elesur–Chilectra merger On 31 March 2006, the merger between Elesur, a company in which Enersis holds a 100 percent stake and ENDESA’s former vehicle for investment in Chile, and Chilectra, a Chilean distribution company, was formalised maintaining the corporate name of Chilectra. The operation had been begun in 2005. Incorporation of Central Hidroeléctrica de Aysén S.A. On 4 September 2006 the limited company Centrales Hidroeléctricas de Aysén, S.A. was incorporated to develop a hydroelectric project in Chile’s Region XI. Endesa Chile holds a 51 percent stake in this company and Colbun a 49 percent stake. The “Aysen project” is looking at an estimated total capacity of 2,355 MW from five hydroelectric plants. PERU Edegel–Etevensa merger The takeover between Edegel, a hydraulic generation company in which Endesa Chile has a stake, and Etevensa, a CCGT company in which Endesa Internacional holds direct interests, was officially registered in August 2006. Formalities had begun in 2005. COLOMBIA Winding-up of Capital Energía The winding-up of Capital Energía S.A. was signed on 26 January 2006, giving Endesa Internacional, S.A. a majority interest in EMGESA. Split-off of Betania In November 2006 the Superintendency of Companies authorised the split-off of C.H. Betania, under which 99.99 percent of the company came to be owned by ENDESA through Endesa Chile. Emgesa–Betania agreement on merger principles On 14 December 2006 Grupo ENDESA and the EEB signed an agreement on the principles for beginning the merger process between Emgesa and C. H. Betania. The agreement will be finalised during the second half of 2007. BRAZIL Unbundling of Ampla In order to comply with certain demands from the Brazilian authorities, Ampla, the distribution company, has had to carry out various opertions to unbundle its business. On 26 June 2006 it sold 100 percent of its shares in its subsidiary Ampla Geraçao, S.A., to the Sabricorp Group Prior to this, in December 2005, it had set up Ampla Investimentos e Serviços, S.A. The company’s main asset is a stake in Coelce, the distribution company. 130 Annual Report 2006 BUSINESS

ENDESA IN LATIN AMERICA BRAZIL • Ampla (91.9%)2.3 Mill. customers• Coelce (58.9%)2.5 Mill. customers • Endesa Fortaleza (100%) 321.6 MW • Cachoeira Dourada (99.6%) 658 MW • Cien (100%) (Argentina-Brazil interconnection line) 1,000 km 2,000 MWARGENTINA • Dock Sud (69.99%) 870 MW • Yacylec (22.2%)282 km 507 kV• Costanera/CBA (64.3%) 2,319 MW • El Chocón (65.2%) 1,320 MW • Edesur (99.45%)2.2 Mill. customers PERU • Piura (60%) 146 MW • Edegel (63.2%) 1,425.7 MW • Edelnor (60%) 2.3 MW 0.951 Mill. customers CHILE • Endesa Chile (59.98%) 4,477 MW • Chilectra (99.08%)1.4 Mill. customers COLOMBIA • Betania (99.99%) 541 MW • Emgesa (48.5%) 2,238 MW • Codensa (48.5%) 2.1 Mill. customers CENTRAL AMERICA • Siepac Proyecto (12.5%) Construction of a 1,880 km long, 230 kV electricity interconnection line endesa06 Operations Review 131

132 Annual Report 2006 BUSINESSSERVICES AND OTHER ACTIVITIES ENDEDA carries out a broad range of extremely diverse services to lend support to its core business. This effort is spearheaded by the Corporate Services and Technology Department at the Company, which is responsible for corporate procurements, systems and telecommunications, corporate wealth management and technology and innovation. This division’s mission is to turn these functions into value-creation tools for ENDESA’s core business throughout the world, in order to harness the economies of scale resulting from the Company’s size, to ensure these functions are leveraging best practices in the industry and to promote technology and innovation. The functions carried out by the Services division in Spain are legally and organisationally headed by Endesa Servicios, S.L. – which owns 100% of Endesa Network Factory and 37.5% of the IT company Sadiel– and Bolonia Real Estate –100% owned by ENDESA, S.A.–. In Latin America the division operates mainly through Synapsis –a company focused on technological innovation, CAM –a distribution, logistics and global procurement company for electronic good –, the real estate group Inmobiliaria Manso de Velasco and the engineering company Ingendesa. These companies operate and have subsidiaries in those Latin American countries where ENDESA is present. 01.PROCUREMENT During 2006, ENDESA managed the acquisition of materials, equipment, works and services for a total sum of Euro 4,492 million. Savings achieved in supply management were over 6%. Mention should be made of the difficult environment in which it was necessary to operate during the year, characterised by the high degree of volatility in the prices of the main raw materials used by the producers of the materials and equipment acquired by ENDESA (mainly copper, steel and oil derivatives). The main initiatives undertaken during the year are listed below: endesa06

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01.1.     CORPORATE INITIATIVES These are business initiatives of a transverse nature which generate synergies. The main ones were: • Consolidation of the Purchase Intelligence function through research into relevant subjects with an outstanding impact for the strategic development of purchase management. • Sounding out markets: contacts with manufacturers from China, India, the Czech Republic and other Easter European countries, the US, Latin America, etc. with a view to identifying potential suppliers. • Corporate Offers in the distribution business –medium andlow voltage cables and transformers– and generation –global purchase plan within the framework of the Capacity Plan for CCGTs–. • Definition and standardisation of technical specifications for families of materials and distribution teams. • Development of a Corporate Support System for the Supply Function (SAGA). The work has made it possible to identify the needs of supply units in each business and the degree of support application development in each one, in order to make a firm step towards automate and improve the business intelligence of purchasing. 01.2.     BUSINESS IN SPAIN AND PORTUGAL The total volume of purchases by ENDESA’s business in Spain and Portugal amounted to Euro 3.088 billion in 2006, a figure that includes procurements made by Systems and Telecommunications. Noteworthy initiatives undertaken during the year included: • Implementation of Purchasing Objective Agreement Sessions, which have made it possible to integrate business aims with specific purchasing objectives, so improving results. • Introduction of the Purchasing File Management System, integrating specific ENDESA award processes into the standard computer system currently in use. 01.3.     BUSINESS IN EUROPE The total amount of purchases in Endesa’s Europe business was Euro 138 million in France and Euro 241 million in Italy in 2006. The Endesa Italia supplies unit achieved an average saving of 13 per cent. Mention should be made of its actions in major generation contracts, which represent 65 per cent of purchases, of which the following should be noted: • New clean combustion systems at the Tavazzano and Ostiglia power plants. • Re-powering of four plants at the Terni hydroelectric complex. • Building of the gas pipeline linking the Scandale CCGT to the Italian national network. At the same time, Endesa France doubled the amount of purchases with respect to 2005. The following initiatives should be stressed: • Achieving an average saving of more than 20 per cent in service procurement, placing special emphasis on powerplant operating expenses: maintenance of coal and ash treatment equipment, cleaning operations, chemical products, etc. • Simplification of administrative work in the SAP environment. • Exhaustive analysis of general expenses to anticipate 2007 management. 01.4.     BUSINESS IN LATIN AMERICA Total purchases in the Endesa business in Latin America were Euro 1.025 billion in 2006, 6.9 per cent up on the previous year. The main initiatives during the year include the following: • Launching of the Project to Standardise Technical Specifications in Materials and the Reduction in Diversity for MV and LV distribution. • The Company acted as a facilitator to allow small and medium sized companies to pool efforts in the ISO 9000, ISO 14000 and OSHAS 18000 certification processes, in line with the ENDESA’s sustainable development policy. • An innovation plan with suppliers was set up in Chile. A framework agreement was designed for this purpose, detailing the structure of the innovation process with respect to aims, methodology for generating ideas, channels of approval and types of financing for projects that are potential businesses or product developments. 02. SYSTEMS AND TELECOMMUNICATIONS ENDESA systems and telecommunications are aimed at supporting Company businesses in implementing their strategies and aims, based on perfecting the functions the service is entrusted with, and using the capacities offered by a global company. According to a variety of experts, ENDESA will be easily able to meet these targets. The Follow-Up report on the Systems 134 Annual Report 2006 BUSINESS and Communications Strategic plan released in December 2005 drawn up by the consultancy group McKinsey reflects that the Company’s expenditure on IT technology is 1.4 per cent of revenues when the average for the utilities sector is 2.5 and the world average 4. One of the main objectives in this area in 2006 was to make the Systems and Telecommunications function a driver of value creation through technology. To do this the Company has a budget of Euro 1.800 billion which it will execute over the next five years. 02.1.     “GLOBALISE IT” PLAN To successfully face this challenge, the General Subdivision for Systems and Telecommunications launched the “Globalise IT” plan in all the Company’s geographical areas. The plan aims to establish initiatives to achieve more efficient and integrated systems, taking into account local uses, and maximising the value contributed to its businesses. In the medium term, the Plan envisages freeing up Euro 60 million a year, 20 per cent of the Euro 300 million gained during the year from the global ICT (information and communications technologies) cash out deriving from low added value activities, to fuel investment in ICT activities which are key to the Company’s businesses. We note that in 2006 CMMI 2 certification was obtained for the two Software Factories for technical systems, which comes in addition to certification already obtained for management systems. Furthermore, the General Subdirection for Systems and Telecommunications has obtained certification for process quality: ISO 9001: 2000. Lastly, in 2006 the internal control model required to comply with SOX regulations was successfully rolled out and evaluated. 02.2.     COMMERCIAL SYSTEMS 02.2.1. MAJOR PROJECTS COMPLETED Amongst the main projects completed in 2006 in the commercial systems area, mention should be made of the following: • The first phase of the Diana project, which through mobility solutions, supports the management of work carried out at client addresses. • Commercial system for Portugal. Development and implementation of functional capacities for the management of commercial activities in Sodesa’s Medium Voltage segment. • Adaptation to regulated and deregulated market requirements to reflect the consumption profile and calculation method in the system for the purposes of adjusting applicable power for those consumers with meters without any consumption time records. • Ensuring low-voltage (electricity) and low-pressure (gas) deregulated-market operations, giving greater efficiency to current business processes. • Second phase of the ALMA application, to support management of the measure, both for the actual staff and for company collaborators, using the Internet accesses. • Intensive use of the new functionality for recording calls and call-centre screens for all corporate systems. 02.2.2.     MAJOR PROJECTS LAUNCHED Among the main projects launched in 2006, mention should be made of the following: • Evoluciona programme. In Phase I of the programme the first version of the functionality map for the SCE ML and SCE MR commercial systems was drawn up. In Phase II the conceptual design of the impact of transposing EU directives into the Spanish regulatory framework was made. This design has identified the actions that need to be taken to face the challenges caused by the elimination of integral gas tariffs on 1 January 2008 –2008 Gas Project– and electricity tariffs on 1 January 2009 –2009 Electricity Project–. • The second phase of the Diana project was carried out, as indicated above. • Knowing our Customer Project. The objective of this project, which is part of the Avanza programme, is to gain a fuller understanding of the value and needs of customers in order to offer them better commercial attention and identify new opportunities for products and services. • First phase of the RAM project (Redesign of Measurement Equipment) to adapt the system to the new technical functionalities of measuring equipment, covering new needs with respect to procurement, readings and billing. • Electronic billing, which will allow ENDESA customers to be able to choose this type of bill, no longer needing to receive hard copies of their bills. • System for Special Rate management (AIRE Project), including basic processes (facility owner management, procurement, equipment, metering and billing), relationships with other systems (SIE economic system, ACM Datawarehouse, SIEGE electricity market and secondary concentrator) and other additional processes. • Improving accessibility for the ENDESA online Internet channel. The redesign will facilitate operation and communications with end customers, and be more user-friendly for people with disabilities, according to the AAAIC standard. Operations Review 135 endesa06

• Development and implementation of functional capacities for the management of commercial activities carried out by the supply company Endesa Energía for the low voltage segment of the Portuguese market. 02.3.     DISTRIBUTION SYSTEMS 02.3.1. MAJOR PROJECTS COMPLETED Featuring among the other activities in 2006 were: • Sustainability. Execution of actions on the Siemens–Spectrum systems in Andalusia and Catalonia to ensure their operation until their future replacement, which is planned for 2008. These include the replacement of the linking mechanism between the Siemens–Spectrum system and the SAC system. • New cartographic display integrated into the EDS (ENDESA Distribution System). • New EDS module for preparing the Annual Budget Plan. This module, based on SAP-PS, will allow drafting of an Annual Illustrative Budget – Resources Plan (AIB-RP) at Endesa Distribution. 02.3.2.     MAJOR PROJECTS LAUNCHED Among the main projects launched in 2006 mention should be made of the following: • Control-system updating (Acspec) in electrical distribution areas in Aragon and the Canary Islands. • As part of the intelligent-network project, projects started to include the new power balance in the SAC, as well as automatic remote control of batteries based on improved load flow. As part of the same project, the report was commenced on voltage losses and regulation report and help in restoring service in the MV grid. • Mansub project to carry out integral maintenance of electrical substations based on the SAP-PM market package. • Movdis project for technological adaptation of the mobility platform, with the aim of increasing availability and improving services. 02.4.     GENERATION SYSTEMS 02.4.1. MAJOR PROJECTS COMPLETED The most significant projects in 2006 were: • Introduction of the environmental-control system at Cristóbal Colón power plant station (Huelva). • Technological surveillance-management system. This system will make it possible to inform generation technical staff of the latest technical developments, allowing them to update the most important skills for carrying out their duties. 02.4.2.     MAJOR PROJECTS LAUNCHED Among the main projects commenced in 2006 in the generation systems area, mention should be made of the following: • Introduction of new generation-control systems for power plants in the Canary and Balearic Islands, which will make it possible to equip island systems with the capacity for AGC (automatic generation control). • Integrated waste-management system. Based on SAPEHS, a pilot test has been carried out to give generation plants a corporate system allowing full waste management. 02.5.     ENERGY-MANAGEMENT SYSTEMS 02.5.1. MAJOR PROJECTS COMPLETED Highlights include the following: • Adaptation of regulatory changes recorded in the year. In particular, amendments resulting from Royal Decree 03/2006 and Spanish Electric Network PO 14, as well as Royal Decree 1747/2003 and Ministerial Orders ITC/913/2006 and ITC/914/2006 regulating island and non-mainland systems. • Release management. The execution and start up of SIGEDES (release-management system) facilitates integration of the distribution-release module (SGD) with information supplied by Red Eléctrica de España about short, medium and long-term releases. 02.5.2.     MAJOR PROJECTS LAUNCHED Highlights include the following: • EMI (Energy Management & Information) Project, whose aim is to create a unified platform that makes the necessary information available to the company in real time and rapidly, clearly and efficiently, to allow for rapid decision-making in the ambit of the Energy Management Operating Centre. • Integrated Reporting Module (IRM). This project automates data-management processes, making information more consistent. It also allows its management via extranet and intranet and mobile devices, and manages the evolution of the market to aid ENDESA’s Energy Management team in decision-making processes. • Ulises fuels. This involves the setting up of a systems plan to perform the progressive migration of local applications to a single corporate application that manage procurement, monitoring and billing of fuels consumed at ENDESA power plants. 136 Annual Report 2006 BUSINESS

02.6.     INTERNAL AND CORPORATE MANAGEMENT SYSTEMS A single-supplier contract has been signed with Indra for corporate management systems for a total of 100,000 hours/person a year over the next five years. A new feature with respect to previous contracts is its extension to the international field, extending the uninterrupted service timetable to the whole day. 02.6.1.     MAJOR PROJECTS COMPLETED The most significant projects in 2006 were: • Implementation of the HR administration project –Nostrum– in Italy, Brazil and Argentina, and the launch of the final phase of its implementation in France. • MIC project for the international introduction of an internalcontrol support tool to ensure compliance with the Sarbanes-Oxley Act. • Completion of development and implementation of the new Social Security management system (Spreso) and the calculation package for the redundancy measures provision (Prober). 02.6.2.     MAJOR PROJECTS LAUNCHED Among the main projects commenced in 2006 mention should be made of the following: • Implementation of a new HR administration and payroll system based on SAP R/3, which will replace the current Sirehna system at all subsidiaries in the ambit of the Company’s Spain and Portugal business. • Implementation of a new occupational health and safety system (Delfos), in addition to the functionalities developed for HR management (Nostrum) and the supervision of contractor companies (Colabora). • Launch of the supplies-management support project (Saga), which will develop a common management model for all ENDESA companies internationally. 02.7.     TELECOMMUNICATIONS AND REMOTE CONTROL 02.7.1. MAJOR PROJECTS IMPLEMENTED The most significant projects concluded in 2006 were: • Adding remote control devices to over 1,800 MV facilities, within the framework of the Plan for Technical Improvement of Electricity Supply Quality. • Conclusion of a further stage of the Alborada (Andalusia) and Tramontana (Catalonia) Plans, with the introduction of telecommunication infrastructure and services for 11 new substations and improvements to 9 other centres already in existence. • Entry into service of the new corporate centres that make it possible to increase capacity and supply double channels through our own means on the main trunks of the ENDESA telecommunications network on the mainland: North West Hub (Centre, Leon and Galicia), North East Hub (Aragon and Catalonia) and South Hub (Andalusia and Badajoz). 02.7.2.     MAJOR PROJECTS LAUNCHED Among the main projects launched in 2006 mention should be made of the following: • Implementation of the main centre of the new architecture in the operator access network, which makes it possible to standardise and improve quality parameters in data/remote control and remote metering services for cases in which other means of communication are required as an alternative to the actual network. This new design makes it possible to delimit and significantly reduce the costs of these services, with a saving of as much as 50 per cent. • Conclusion of Phase 1 of the Alminar (Andalusia) and Hesperides (Canary Islands) Special Plans, with the introduction of communications system for migration to the new IEC-101 2007 remote control standard at 12 high-voltage (HV) substations in both regions and engineering work for 30 other substations in 2007. • Creation of a working group to carry out the Aldebarán remote-control plan, the aim of which is to strengthen the infrastructure systems involved in the remote control of the HV and MV grids in Aragon. 03. CORPORATE OPERATIONS AND INFRASTRUCTURE 03.1. MAJOR PROJECTS COMPLETED We highlight the following: • Migration to full disaster-recovery architecture for the main business applications, to assure their recovery within a maximum of four hours in the event of any disaster situation. • Migration from the mainframe platform to a more powerful, scalable machine, with the consequent improvement in the service provided via commercial Company systems. Operations Review 137 endesa06

• Migration from the SAC Operation Assistance System to the AIX Platform, which allows better performance and stability of this system. 03.2.     MAJOR PROJECTS LAUNCHED Some of the major projects launched in 2006 in the corporate operations and infrastructure area were: • Q-Explo project, which will ensure inspection of programming standards and automation of functional tests and volume, and permit monitoring of end-to-end response times for the main business applications. • BSM project, which will allow monitoring of the level of services in the main applications from a business point of view. • Macrolan project, which will make it possible for most outside point-to-point circuits to migrate to MLPS technology, which will ensure voice and data communication at Company facilities in Spain. 04. GENERAL SERVICES AND SAFETY The General Services and Safety Unit made progress in 2006 in the process of integrating the Company’s business lines in Spain and Portugal through analysis and development of the strategic map of the function. It also continued to carry out projects shared with businesses in the General Services and Safety areas. 04.1.     GENERAL SERVICES With respect to general contracts for building management, the maintenance service was analysed to find out operating costs in more detail, to compare them with third parties and to prepared overall service tendering by 2007, affecting a total of area of 265,000 square metres above ground level. Also, Service Level Agreements with all suppliers of shared services or global contracts. A study was carried out into the needs of each activity in vehicle fleet management. Based on this, the distribution business fleet size was assessed, models were standardised for each activity and the use of corporate identity signs was unified. Lastly, within the framework of the Environmental Management System at the Company’s headquarters, continuous savings equalling or exceeding 4 per cent were achieved in electricity, gas and water. 04.2.     SAFETY In 2006, the situation of company installations was diagnosed with respect to that estimated in the Safety Master Plan approved the previous year. As a result of this, the necessary actions were assessed and a multi-year action plan was established to carry them out. The preparation of a Crisis Plan for the company headquarters was also commenced, with the objective of assuring the continuity of basic processes carried out in the event of a crisis occurring and to facilitate a return to normality once this hypothetical situation has been overcome. 05. PROPERTY-ASSETMANAGEMENT: BOLONIA REAL ESTATES In 2006 Bolonia Real Estate S.L, which is wholly owned by ENDESA and manages the Company’s property assets, consolidated the land-management model launched in mid 2005. The initial Business Plan and its Management Model have been established since then, developing and extending the number of projects initially identified and successfully carrying out the aims of the strategic plan prepared to that effect. Analysts, investors and national and international consultants include the property assets managed by Bolonia Real Estate in their assessments of the Company. In line with this, the list of assets assessed by independent international consultants in 2005 was significantly increased, so that a new potential assessment was given to manageable real estate assets in November 2006 of around Euro 1.45 billion. This list of assets continues to increase through the identification and performance of feasibility studies for land throughout Spain, and in Latin American countries in which ENDESA is present. This involves property located in strategic areas which have high urban value expectations, such as Barcelona, Lérida, Malaga, Seville, Granada, Balearic Islands, Aragon and Santiago (Chile). During 2006, a major project came to fruition with relation to highly representative land in Palma (Majorca). In September, ENDESA agreed to the sale of these property assets with Grupo Neinver, these being located in the so-called “Levante” Sector and with around 186,000 square metres of building land, for a total sum of Euro 240 million. In order to maintain a percentage of the increase in value which may still be created through land development, Bolonia Real Estate took a stake of 45 per cent in the new company incorporated with Grupo Neinver to this effect. 138 Annual Report 2006 BUSINESS

The conclusion of the operation represents completion of the first land-management and improvement project with the new management model mentioned above, aimed at creating value through property projects or the management of natural environments, according to the intended use and location of each piece of land. During 2006 work also continued on the dismantling and demolition of the San Juan de Dios thermal plant in Palma de Mallorca and work started on the construction of Gesa Endesa’s new headquarters and work centre. Additionally, in order to meet the commitments taken out with Grupo Neinver Bolonia work started on the recovery of land at Central III and Son Molines in Palma de Majorca. Throughout the year, over 50 operations were also carried out on marketing assets (land and/or buildings) through various tenders and electronic auctions over the Internet. All these initiatives have resulted in sales of Euro 291 million, with net income of over Euro 240 million being secured. A marketing plan was also carried out, aimed at over 200 national and international property investors, as well as among banks, property consultants, administrative agents, etc. Other activities carried out in Spain in 2006 were: • Opening of the new Unelco Endesa headquarters in Las Palmas (Canary Islands). This is the Woermann building, with a built area of 11,110 square metres. • The opening of three tender processes to market nine properties, attracting over 300 investors from the property sector. • Organisation of three electronic auctions via the Internet to sell a total of 24 properties. • The marketing of plots in Barcelona, Salt (Gerona), Lérida, Almendralejo (Badajoz), an office in Madrid, and housing in various parts of Andalusia. • Introduction of a new version of the Sigo Corporate System, in order to keep software versions updated and to improve the functionality of the ENDESA Property Management module. The overall project was at the same time continued to regularise and update the Company’s Corporate Property inventory. • Organisation of the 1st Property Convention, attended by executives, managers and professionals involved in ENDESA property management processes. • Purchase by Bolonia Real Estate of non-industrial assets from other ENDESA companies in Spain for a sum of over Euro 20 million, with a view to developing their development and enhancing their value. In Latin America, we highlight ENDESA’s participation in the Enea project through its real estate subsidiary, Manso de Velasco. Enea is a business and residential park (housing industry, commercial premises and services) enjoying a strategic location in Santiago de Chile, near the Arturo Merino Benítez International Airport. Land will be commercialised gradually over the next few years, as urban development progresses. In 2006, total sales stood at USD 33 million. Operations Review 139 endesa06

TECHNOLOGY AND INNOVATION 140 Annual Report 2006

Operations Review 141 endesa0601. ENDESA AND TECHNOLOGY ANDINNOVATION INITIATIVES The ENDESA model for technology and innovation (T&I) responds to the main objectives of its businesses, especially with regards to quality, efficiency and sustainability at the service of its customers. ENDESA’s T&I mission is to promote and coordinate a strategic policy of technological development, innovation and encouragement of internal capacities that is in line with its corporate Vision and Mission, involves a competitive advantage and is a decisive lever for the Company’s strategy and businesses. ENDESA has built a global, decentralised T&I management model that is open to knowledge, including strategic suppliers, research centres, future-orientated bodies, universities and official bodies; this model gives priority to the management of Company talent and intangibles, a function in which Endesa Energy Education plays a fundamental role. During 2006, ENDESA developed global T&I methodologies and tools that were common to its whole business group, such as the Novave innovation awards for the international science community and employees, Innovation Circles with suppliers, project management tools and the management system known as “Innovation to Value”, which is aimed at capturing the greatest value from R&D projects with a highly demanding management based on venture capital and “quality gates” models. Special mention should be made, as an outstanding initiative in the industry, of the Endesa Innovation Circles (Cide), managed by Endesa Network Factory and in which more than 30 of the company’s most innovative suppliers participate. Through the Cide, ENDESA identifies opportunities and technological challenges, expresses them in terms of technological expectations and conveys them to its suppliers to attract RDI efforts better and to identify new joint projects together. The innovation model developed by ENDESA was certified in the month of July by Aenor, according to the UNE 166002 standard, which lays down the requirements to be satisfied by an integral RDI Management system with respect to tools, procedures, documents and the relationships between business units to ensure their quality and efficiency in these functions. ENDESA has thereby become the first electrical utility to achieve this mark of excellence in the management of its RDI activities. To sum up, ENDESA maintained a technology strategy in 2006 aimed at meeting its strategic targets and at the same time fully in line with current global technological trends: • Globalisation: locating common resources where they perform best. • Mainstreaming and standardising solutions. • Simplification of processes and products. Redesign aimed at cost value. • Open, flexible models for contacts. • “Ramds” (reliability+availability+maintainability+durability +safety). • Modularity and scalability: facilitating the evolution or migration of each solution • Eco-efficiency and global sustainability. Investment in energy efficiency. • Focus on the customer and perceived quality. • Virtualisation: focus on service and not on its technological solution. • On-demand solutions. ENDESA’s technological priorities are currently focused on giving excellent and sustainable service to its customers, based on the following approaches: 1.     Sustainable and efficient electricity generation: • Clean coal: CO2 separation, capture and storage /enhancement; oxy-combustion, supercritical boilers, IGCC, etc. • Greater presence of renewable energy sources –wind, solar, biomass, bio-fuels, geothermics– in the generation mix. • Preparation for new nuclear power generation: fourth generation reactors, technological supervision of fusion technology –and use of the Iter technical office, with headquarters in Catalonia– hydrogen applications, etc. 2.     Processes, both business ones (SDE, SAC, Siege, SCE projects, etc.), as well as for internal management (SIE, Nostrum, Saga, etc.). 3.     Intelligent networks. Development of the best systems and communications technology to achieve increasingly centralised, safe and efficient networks: sensors, real-time data processing, decision-making, integration with the customer and with distributed generation, etc. 02. ENDESA’S T&I INITIATIVES IN 200602.1. GENERATION Internationally, mention should be made of the role placed by ENDESA and Circe (Centre of Research for Energy Resources and Consumption, Zaragoza) as the sole Spanish representatives on the European technological platform known as Zero Emissions Fossil Fuel Power Plants (ZEP), whose main aim is to promote a clean power generation future with coal in order to facilitate renewal and extension of the current power stock, and to allow the introduction of zero emission power generation plants by 2020. During 2006, the ZEP platform, which is strongly supported by European Union (EU) institutions, approved its Strategic Research Agenda (SRA) and the Strategic Deployment Document (SDD). In the EU, ENDESA participates in the most important R&D projects carried out in the area of CO2 capture and storage such as Dynamis, Cachet, C3-Capture, Geocapacity and Nanoglowa. In Spain, ENDESA chairs the Spanish CO2, Platform, and heads the Cenit CO2 project (National Strategical Consortium for Technical Research into CO2), which represents the main R&D initiative in the fight against climate change. This consortium, which forms part of the national Ingenio 2010 programme, coordinates the actions of 33 companies and research bodies, with a budget of Euro 26 million in four years and an objective of tackling a reduction in emissions, and CO2 especially, in the whole industrial process, which includes increasing efficiency, capture (pre-combustion, combustion and post-combustion), transport, storage and recovery of CO2. As a consequence of the Novare awards granted for research into new energy subjects at international level, the company also launched two new R&D projects in the field of sustainable generation: • Novare-Plasmocol: ENDESA, with Aicia (University of Seville) and GreenPower, are researching into the development of pollutant abatement systems using non-thermal plasma technology. • Novare-BioH2: ENDESA, with the University of Leon and the Coal Institute (Incar), is researching waste recycling to obtain hydrogen and methane. Other major projects undertaken in 2006 in the area of efficient and sustainable power generation were: • Improvement in infrastructures and methodologies for carrying out Technological Intelligence activities (Conoce Project). • Development and perfection of a 5 kW fuel cell in association with the Polytechnic University of Madrid (PUM) and the Electric Power Research Institute (EPRI), in order to improve supply quality in distributed generation systems. Patents are being taken out in this area for electronic systems developed to ensure the quality of the power generated. • Abetrap Project (RFCS) for the recovery of carbon combustion waste using new sorbents to contain emissions. • Study of oxy-combustion techniques in collaboration with the CSIC-Incar (Spanish Scientific Research Council/ National Coal Institute). • Efialter project to increase efficiency of large alternators. • Several market tool projects, such as the integrated system for forecasting secondary regulation bandwidth, the medium and long-term water management model, the simulation model for electricity markets, the Internet portal designed to supply climatic rainfall information to aid the management of the hydroelectric supply nationwide and a model to predict forward curves. • ENDESA, through its participation in Green-Fuel Corporación, S.A., began development of several bio-diesel production plants in 2006. The Company also continued its research into the use of bio-diesel as an alternative to diesel and heavy fuel-oil in the alternative internal combustion engines used in electricity generation. • In solar energy, it continued to study and develop photovoltaic solar energy at power plants and the use of high-temperature thermal solar energy in electricity generation. It also launched an R&D project (called GDV-500) for the development of direct steam-generation systems with high-temperature solar energy, correspondingly more efficient and with less environmental risk, because they avoid current fluids (synthetic oils). ENDESA, as a founding partner of the Protermosolar association, promotes efforts for greater technological and industrial development of this energy source in Spain. • Major features of hydro energy innovation are several projects at plants located in Latin America that, with the installation of advanced equipment in new turbines, have obtained a noteworthy increase in energy efficiency. • Improvements in globalised information systems, such as the CMD project, which allows online monitoring, acquisition, processing and storage of variables in the operating process for the Latin American generating stock, which will facilitate monitoring and the analysis of trends and diagnosis by preventing failures and improving maintenance and operating management. • Highlights in new designs of boilers and advanced combustion systems: the development of a supercritical European fluid (CFB800 project) layer, the conversion of several boilers to new types of fuels in Spain, improving efficiency and reducing emissions of CO2, SO2 and NOx, and new designs for the use of different types of biomasses (grape refuse, grain, agricultural waste, etc.) in Spain, as well as meal or coconut at various facilities in Italy that already have clean co-combustion technology in operation, as is the case of the Monfalcone and Fiume Santo power plants. • With respect to research and development centred on a more efficient and less polluting use of coal, ENDESA possesses a pioneering centre in France of recognised international prestige, the Cerchar (Centre d’Etudes et Recherches des Charbonnages), which gives support for the deployment of our company’s industrial strategy in Europe. 02.2.     ENVIRONMENT AND SUSTAINABILITY Mention should be made of the progress achieved in the El Hierro project, through which ENDESA, in collaboration with the island authorities and the Canary Islands Technological 142 Annual Report 2006 TECHNOLOGY AND INNOVATION

Institute (ITC), aims to ensure that the island’s energy supply is provided through a fully renewable hydro/wind output system, which will guarantee fully sustainable development and will be a pioneering experience at an international level. ENDESA is also a member of the European CO2Net network, financed by the EU Framework Programme to capture and store CO2, and which currently has 64 members and 11 partners from more than 18 countries; it is a founding partner of the Spanish Hydrogen Association, together with 33 other companies, 17 research centres and public bodies, and the Foundation for the Development of New Hydrogen Technology in Aragon, in collaboration with 28 other companies and institutions. The most significant environmental and sustainable-development initiatives carried out in 2006 were: • Analysis of the understory around the Meirama and As Pontes power plants (Galicia), in order to obtain the maximum information possible about agents causing damage to forests, and following the indications contained in EU Regulations about the protection of forests against atmospheric pollution. • Research projects on the zebra mussel in order to acquire the necessary knowledge for control of this pest. • Joint evaluation with the Spanish Scientific Research Council (CSIC) of the application of carbonisation/calcination processes to capture CO2. • Biomass activities and energy crops: Biocard project, participation in the CO2 Special Strategic Programme of the Ministry for Education and Science (MEC) and developments for the use of specific biomasses at Spanish coalfired power stations with direct and indirect co-combustion systems. • Ceca NoDioxCom project to design and develop ongoing monitoring for heavy metals, especially mercury. • The main features of the hydrogen energy vector are: the Hidrolica project for optimised hydrogen production with wind power, the European “Cluster Pilot Project for the integration of RES into European Energy Sectors”, and participation in both the Spanish Hydrogen Association and the Foundation for the Development of New Hydrogen Technologies in Aragon. 02.3.     DISTRIBUTION GRIDS ENDESA’s T&I grid initiatives aim to improve customer service quality via specific environmentally friendly projects or measures designed to enhance efficiency and preservation and so free up resources to improve the Company’s grids. In 2006, and on the basis of this approach, ENDESA headed submission for the second year from the Cenit–Denise consortium (Intelligent, Safe and Efficient Electricity Distribution Networks) to the Centre for Technological and Industrial Development (CDTI) of the Ministry of Industry, with the participation of three electricity industry companies and nine research centres from Madrid, Aragon, Andalusia, Asturias and Catalonia. The consortium has planned its R&D activities for the next four years, with a budget of nearly Euro 30 million. Furthermore, taking advantage of the results of the Denise initiative, ENDESA launched the first intelligent-networks programme last year in Latin America, with the participation of six electricity-distribution companies from five countries in the region. Its aim is to define and carry out projects related to the development of distribution grids. In the area of distribution in Latin America, special mention should also be given to the following initiatives: • Development of telecommunications technologies by Synapsis, an ENDESA subsidiary, for the deployment of massive remote-controlled metering and automation of networks at distribution companies in which the Company has a stake. These technologies have supported the grid of the Brazilian company Ampla and automation projects at the Colombian and Chilean companies of Codensa and Chilectra, respectively. • Development of vegetable oil for transformer insulation at the Brazilian company Coelce. 02.3.1. Endesa Network Factory To strengthen its stake in new distribution-grid technologies, ENDESA has also redirected the aims of its subsidiary Endesa Network Factory (ENF) with headquarters in Barcelona and formed by a highly specialised team of engineers. The mission of this company is to motivate, encourage and channel the development of pioneering projects in technological innovation to contribute to the improvement of the electrical distribution business and keep ENDESA at the forefront of the industry. ENF focuses its activities on four major areas of knowledge (telecommunications, protocols, company services and software and electrical infrastructure), in which it tries to achieve the best possible and most efficient and competitive solutions by maximising the quality/cost relationship. Applications in the field of Information and Communication Technologies (ICTs) are based on research, analysis and encouraging new RDI practices in network intelligence. During 2006, ENF coordinated and promoted the above-mentioned ENDESA Innovation Circles (Cide), in which more than 30 industrial partners, several universities and research centres participated with the aim of aligning RDI efforts in all fields of the electricity industry. It also actively participated in 2006 in the leading groups promoting PLC technology (PowerLine Communications) in Europe, which are PUA (PLC Utilities Alliance) and Cenelec, Operations Review 143 endesa06 and assumed the technical secretariat of the Spanish Networks Platform (Futured). This initiative, part of the National Energy Programme and promoted by the Directorate General for Technology Policy of the Ministry of Education and Science, represents a teamwork forum for outlining needs and defining activities and technology policies in the field of future electricity networks. 02.3.2.     Grid quality ENDESA led research in 2006 into new high- capacity conductors, the impact of new generation technologies on the distribution network –solar plants, wind support, fuel cells, mini co-generation– and new underwater connection technology to enhance the quality, automation and reliability of the MV network. It also researched and tested the use of new polymer materials, and developed improvements in earth connections to minimise the effects of lightning. Lastly, the Mobility Plan was unveiled to achieve greater speed in incident management, a new portable GPRS PDA was tested, equipped with GPS technology and with access to SDE modules, and the automation of the MV grid was extended. 02.3.3.     Grid efficiency In 2006, the Company continued with the process of standardising, mainstreaming and approval of equipment, substations, the use of new SF6 and hybrid technology, 66 kV cabinets, and high-voltage (HV) underground cables. Furthermore, it researched into remote management of lowvoltage (LV) measurement equipment connected to PLC technology to carry out remote management in coordination with technological advances in remote-control networks and MV remote control access. In the future, this system will involve a new model for relations between ENDESA and its customers, through remote communications between the supply company and systems installed at each supply point. Work carried out in the year centred on concluding the technical and functional specifications necessary for the various systems and on developing, determining and implementing the PLC communications solution and progressing with the work necessary for the required systems. The project obtained financing within the framework of the Profit programme of the Ministry of Industry, through a repayable zerointerest loan for a sum of Euro 719,395. Research was also carried out into the suitability of remote control devices, access to new generations of systems communicating by means of computers and into the broadband carrier wave. Other efficiency-related initiatives included the continuation of the Diana project (real time functions installed at customers’ homes), the Alma project (designed to boost meterreading management in order to improve quality and communication with suppliers), providing simpler access for external partners to the Company’s IT systems, a system for forecasting non-technical losses and a device for detecting electricity fraud by measuring current differentials. 02.3.4.     The environment at Endesa Redes In 2006 ENDESA conducted research into the development and application of low loss transformers in the distribution network (the European SEEDT project), a system for identifying and improving MV technical losses and the deployment of measures to minimise the environmental impact of bird contact or perching on conductors or utility poles (dielectric rings and protectors). Furthermore, the Company and the “Endesa Energy Innovation Network” chair at the Polytechnic University of Barcelona carried out several joint research projects and organised the 2nd International Energy Innovation Congress, which was attended by more than 100 specialists from several countries. 02.4.     SALES Projects undertaken in this area seek to tailor ENDESA’s services to its customers’ needs and lifestyles, paying special attention to efficient energy consumption. We can highlight the following initiatives in the household sector in 2006: • New value-added services in customers’ homes. • In the framework of the long-term Project Avanza, encouraging and promoting a single view of multi-point customers and laying the foundations for new policies for serving and getting to know customers. • Optimising energy-market segmentation, a key aspect for developing the above project. • Developing advanced techniques and capacities to manage commercial campaigns. Key initiatives in the new housing segment were: • Launch of a complete advisory service for property developers seeking to build sustainable energy-efficient housing. • Barcelona Digital Area, an area for displaying the latest home-related technologies within the framework of the Brasilia project at La Salle University. The space was used as the basis for tests on the concept and the spreading of technological innovation and building sustainability. • Participation in and promotion of information seminars for real estate developers explaining the new Technical Building 144 Annual Report 2006 TECHNOLOGY AND INNOVATION

Code and specific sustainable construction developments in Spain. In the corporate customer segment, the Company set up a series of programs for developing control mechanisms and managing energy installations to promote preventive and corrective maintenance in their various applications and uses. It also carried out energy audit schemes aimed at improving customer facilities and adapting the loads contracted to suit their needs. In the Large Customer segment, product portfolio management was enhanced via a system with several focus points: establishing customer-quality commitments, strengthening internal resources and follow-up tools, defining service agreements with suppliers and developing new products. 0.2.5. Promoting the culture of innovation and managing talent and knowledge: Endesa Energy Education One of the cornerstones of the ENDESA strategy is the management intellectual capital, talent and other intangible assets in order to integrate and coordinate the way in which all Company employees attain and manage their knowledge, regardless of geographical, organisational or cultural barriers. The mission of the “Endesa Energy Education” is to increase the capacity to share and generate the knowledge and innovation of these people. Its core objective is to be a centre of excellence, quality and intelligence to oversee the management of Company intangibles. The following were the most significant projects and activities set up in 2006 by Endesa Energy Education: Novare Innovation Awards In 2006 Endesa Energy Education organised and presented the first Novare Awards for Energy Innovation. In the competition held for the scientific community, the winning ideas were selected from amongst 125 proposals from 15 countries by a panel of judges composed of personalities from the energy industry and the academic world. Novare Awards were also presented at the same event for employees, aimed at rewarding and recognising the most innovative business ideas. Over 2,600 ideas were received from people working at all ENDESA group companies. Organisation and sponsorship of the Barcelona Tech Summer Sessions Endesa Energy Education participated in the organisation and was the main sponsor of technical sessions on energy which, under the “Barcelona Tech Summer Sessions” title, was attended by representatives from the Polytechnic University of Catalonia, the Universities of Columbia, Chicago and Berkeley, and the Massachusetts Institute of Technology. ENDESA Electrical Technology Master’s Degree-ICAI In 2006 Endesa Energy Education, together with the Senior Technical Engineering School (ICAI) at Comillas Pontifical University, devised a Master’s Degree course on technological innovation and strengthening technical skills. The Master’s Degree is aimed at people with higher and technical qualifications in Engineering, graduates in Science, Economics or Business Studies, as well as ENDESA expert employees and from the energy industry in general. The first classes were given in October 2007. Endesa Energy Education also contributed to the organisation of an Enersis Energy Master’s Degree and signed an agreement with the Pontifical Catholic University in Chile to create a professorship for technological research into various energy fields. ENDESA Master’s Degree in Renewable Energies in partnership with the UEM ENDESA collaborates with the European University of Madrid (UEM) in the Official Master’s Degree in Renewable Energies, which forms part of the Postgraduate Programme of “Efficient Projects and Sustainability”, together with other post-graduate courses. The aim of this Master’s Degree is to provide full training in different specific subjects in the area of renewable energy sources, covering technological, economic, legal and environmental issues. At the end of the Master’s course, Endesa Energy Education will offer eight one-year grants. Energy-technology courses Endesa Energy Education sponsors courses for non experts given by the Company’s own staff and aimed at managerial and technical personnel who do not come from the same business areas. The aim of these courses is to encourage long-term training, giving support to the coverage of critical training needs, making it possible to manage the knowledge of ENDESA experts and to thereby spread their technical knowledge. Publicising Endesa Energy Education activities Lastly, Endesa Energy Education devoted part of its efforts in 2006 to carrying out work to publicise its activities through the publication of technology literature (CCGTs and CO2 Technologies), launching a T&I bulletin, setting up the www.escuelaendesa.com website and the ENDESA knowledge-management tool (Wikiendesa), explaining and enhancing alliances, agreements, sponsorships, ENDESA university chairs and grants in the field of education and relations with universities. Operations Review 145 endesa06

HUMAN RESOURCES 146 Annual Report 2006

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ENDESA's corporate values show that the Company considers human resources as one of its most valuable assets.

ENDESA is responsible for ensuring development opportunities for all Company employees, based on merit and professional contribution, and is committed to encouraging their involvement in attaining common goals by sharing information and know-how.

Compliance with these values can be see in the Company's daily endeavours to promote the optimum management of talent, health and safety, a good life-work balance, diversity, ongoing training, and the design and application of fair and motivating evaluation and compensation systems..

Also, compliance with these Values is built into the Company's evaluation and compensation systems for its key professionals.

01. HIGHLIGHTS IN 2006

Human resource management highlights in 2006:

- Implementation of an integrated global Talent Management system, which includes: the evaluation of general management competencies, a leadership model, performance management, and a system of identification, validation and management of potential. All of these elements of the model are managed through a global information system (Nostrum) which permits HR management decentralisation.

- Consolidation of a unified and multinational model for executive personnel management.

- Workplace health and safety was reinforced by means of a range of initiatives, including:

  - Drawing up a common management model and Endesa's health and safety policy to be rolled out to all businesses and companies, as well as the 2012 Scorecard. These initiatives were approved by Endesa's Management Committee in 2007.

  - The Apolo and Delfos projects which seek, respectively, to apply a single global perspective to all countries and business lines, and develop a shared IT system.

  - 2005-2009 Strategic Plan for the Prevention of Workplace Accidents in Spain and Portugal (PRAEVENIO Plan).

  - Certification of the Latin American business under the international OSHAS 18001 standard.

  - Consolidation of the ENDESA Workplace Safety Group, with both onsite and online support forums, the most important of which was the Second Corporate Meeting on Workplace Health and Safety.

- Consolidating management of the Endesa Group's employee pension plan.

- Launch of pension management systems: SPreSo, ProBER and the pension management website.

02. EVOLUTION OF THE WORKFORCE AT ENDESA AND SUBSIDIARY COMPANIES

ENDESA´s total work force consisted of 26,758 people at the end of 2006, a decrease of 1.6 percent from the same time a year earlier. 23.8 percent of the workforce is comprised of women.

ENDESA's workforce in Spain and Portugal fell from 12,709 people at year end 2005 to 12,625 people at year end 2006, a decrease of 0.7 percent; in the Latin American business, it stood at 11,962 people at the end of 2006, a decrease of 2.9 percent, while in the European business, the workforce consisted of 2,130 people, 1.1 percent fewer than the previous year.

MANAGEMENT BY LEVELS AND REGIONS
(at december 31, 2006)

Level	Spain	Europe	Latam	Row	Total
Senior execs	28	2	6	–	36
Deputy General Managers	14	–	–	–	14
Managers	103	8	51	–	162
Deputy Managers	294	8	215	7	524
Total	**439**	**18**	**272**	**7**	**736**

Operations Review | 147

2006 / 2005 2006 / 2002 Average workforce 2002 2003 2004 2005 2006 % chg. % chg. Electricity business in Spain and Portugal* 13,688 13,596 13,659 12,833 12,663 -1.3 -7.5 Electricity business in Latin America 11,005 11,556 11,703 12,105 12,078 -0.2 9.8 Electricity business in Europe 1,302 1,162 1,523 2,333 2,172 -6.9 66.8 Other businesses 533 286 100 23 35 52.2 -93.4 Total 26,528 26,600 26,985 27,294 26,948 -1.3 1.6 * The workforce in Spain and Portugal includes staff of the Corporation and Services (487 and 458 people, respectively) International and European business employees who are based at ENDESA´s headquarters (Madrid) are included under regulations outlined in the Collective Agreement HUMAN RESOURCES AGE PYRAMID FOR LATIN AMERICA Age group % Average workforce 25 3.3 399 25-29 11.6 1,401 30-34 16.1 1,944 35-39 16.3 1,969 40-44 18.0 2,174 45-49 14.4 1,739 50-54 9.9 1,196 55-59 7.0 845 60-64 3.4 411 >64 0.0 0 Total 100.0 12,078 AGE PYRAMID FOR SPAIN AND PORTUGAL (INCLUDES OTHER BUSINESSES AND HEADQUARTERS) Age group % Average workforce 25 0.4 52 25-29 4.0 499 30-34 10.7 1,353 35-39 11.6 1,468 40-44 19.4 2,452 45-49 27.4 3,488 50-54 20.0 2,521 55-59 6.1 774 60-64 0.4 50 >64 0.0 6 Total 100.0 12,663 AGE PYRAMID FOR EUROPEAN BUSINESS (Excl. France) Age group % Average workforce 25 0.0 0 25-29 2.0 22 30-34 5.3 57 35-39 11.6 125 40-44 20.8 223 45-49 25.8 277 50-54 27.2 292 55-59 6.9 75 60-64 0.1 1 64 0.0 0 Total 100.0 1,072148 Annual Report 20062006 / 2005 2006 / 2002 Workforce at year end 2002 2003 2004 2005 2006 % chg. % chg. Electricity business in Spain and Portugal* 13,548 13,651 12,889 12,709 12,625 -0.7 -6.8 Electricity business in Latin America 11,166 11,796 11,735 12,317 11,962 -2.9 7.1 Electricity business in Europe 1,168 1,143 2,436 2,153 2,130 -1.1 82.4 Other businesses 472 187 93 25 41 64.0 -91.3 Total 26,354 26,777 27,153 27,204 26,758 -1.6 1.5

03. INTEGRATED TALENTMANAGEMENT MODEL ENDESA’s mission, values and goals require a merit and development-oriented personnel management strategy, diversity and respect for equality of opportunity, striking a balance between personal, professional and family life, and the use of compensation policies that are equitable and motivating. In keeping with this policy, the main personnel management initiatives in 2006 were focussed on recognition of individuals on the basis of merit and productivity, decentralising talent evaluation with the aim of facilitating mobility and enhancing succession plans for key positions, developing communication avenues geared toward guaranteeing transparency in personnel management policies, as well as on a commitment to quality, decentralising managers’ work and using efficient processes. To reach these goals, the following projects were undertaken in 2006: 03.1.     REVIEW OF ENDESA GROUP’S GENERAL-MANAGEMENT COMPETENCIES Following completion in 2005 of the single competencies model shared by all ENDESA staff, 2006 saw the start of the review process for the 10 generic management skills which constitute an essential component of leadership guidelines. This project provides a solid basis for the drawing-up and management of Individual Development Plans. To enhance this initiative, all of the Company’s managers and executives received online training. 03.2.     SCOPE OF THE PERFORMANCE MANAGEMENT SYSTEM Building on the performance management system redesign carried out in 2005, in 2006 the Company worked on reaching goals for cultural change and for consolidating existing review procedures. In addition, performance management policies were extended to the category of professional workers at ENDESA Group companies. In 2006, 3,790 people, were assessed under this system, 600 more than in 2005. At the same time, training and communication efforts were directed at managers at all levels aimed at streamlining review criteria, enhancing skills and accompanying manager teams as they organise evaluation committees (Mesas de Calibración). 03.3.     IDENTIFICATION, VALIDATION AND MANAGEMENT OF POTENTIAL SYSTEM The design process for this system was completed in 2006, and it will allow the Company to finalise its integrated model for talent management in order to obtain quality information geared toward drawing up individual development plans and managing job succession in critical positions. 03.4.     CONSOLIDATION OF NOSTRUM AS A DECENTRALISATION AND EFFICIENCY SYSTEM By the end of 2006, the corporate system for HR management, Nostrum, was used by all ENDESA companies, with the exception of Endesa France and Edesur. Nostrum allows managers and employees to access information related to the company, training, hiring, reviews, etc., facilitating their efforts in these areas. In this manner, Nostrum contributes significantly to increasing personnel management efficiency and ensures an integrated and homogeneous approach to HR management, using common guidelines that facilitate cultural change. 04. EXECUTIVE MANAGEMENT MODEL ENDESA in 2006 consolidated its Executive Management Model which it applies to all of the Company’s businesses, establishing a common framework, initiatives and principles while setting guidelines for basic requirements for joining the executive team. With this series of guidelines, presented internally as part of the Fifth Executives’ Meeting in 2006, the Company aims for executive management practices to be in line with principles that foster shared value creation with a future-oriented outlook to help ENDESA to be a benchmark company in the markets in which it operates. The following are the Company’s executive management highlights for 2006: • Approval of the Postgraduate Policy, which oversees ENDESA’s postgraduate programmes worldwide. • Fifth Executive Meeting, attended by 428 executives, during which the Company presented its Leadership Programme. • Approval of Guidelines for the Application of the Charter Governing Executives, Employee Code of Conduct, and Operations Review 149 endesa06

Incompatibility and/or non-competition covenants by the Commission for Interpretation and Monitoring of the Executive Charter and Employee Code of Conduct. • Approval of the new transfer policy for personnel and executives (only in Spain). 05. HEALTH AND SAFETY One of the basic principles of ENDESA’s corporate activity and of its commitment to sustainable development is the safeguarding of workplace health and safety for the people who work for the Company. ENDESA considers health and safety an important asset which must be guaranteed across the board. It has therefore added health and safety as the eighth value to its Corporate Values and refers explicitly to this issue when defining its corporate vision. In 2006, the Company worked on several initiatives in this area aimed at transforming the Company into the world’s leading electric utility in terms of workplace health and safety and drew up a new framework for its companies and businesses to follow. These initiatives were approved in 2006 and also at the beginning of 2007. The first is its Health and Safety Policy which sets out the general principles to be followed, in the context of its sustainability strategy and is the benchmark for the health and safety management model to be followed by ENDESA’s businesses and subsidiaries when drawing up their own policies. The second is ENDESA’s aforementioned health and safety Management Model, which was created in partnership with representatives of the Company’s three businesses. This Model establishes common criteria to be applied via the health and safety management systems for ENDESA’s businesses and subsidiaries, with the aim of promoting excellence in health and safety management and making it one of ENDESA’s distinguishing features. The third is a series of evaluation criteria, results indicators, preventive indicators and common goals, structured in a workplace health and safety balanced scorecard, which allows the progress toward achieving the company’s workplace health and safety goal of zero accidents. This balanced scorecard is included in the Corporate and Business Strategic Map. In accordance with the data in this balanced scorecard, ENDESA’s accident rate, expressed in terms of frequency, improved by more than 30 percent in the past two years, to 6.45 at the end of 2006. All three of the Company’s business areas posted double-digit improvements in this area in the period. These goals are valid through to 2012 by which time ENDESA plans to be the global benchmark in terms of health and safety. The fourth initiative is ENDESA’s participation in 2006 in the World Safety Declaration, which is backed by the International Labour Organization (ILO) and which features the participation of 45 large multinational companies. ENDESA’s progress in workplace health and safety in 2006 resulted in it receiving significant national and international recognition, among which the following stand out: • Maximum score for its industry (100 percent) for the third consecutive year in the category of workplace health and safety in the prestigious Dow Jones Sustainability World Index, exceeding the sector average by 44 points. • Prever 2006 award from the government of La Rioja in the category of Businesses and Institutions, first recipient of the Expansion & Empleo Award for Innovation in Human Resources and the Actualided Economica Award for the 100 Best Ideas in 2006 in the Social Responsibility category. • Awards for subsidiary companies in Latin America for their efforts to safeguard workplace health and safety: Ampla (Brazil), Emgesa (Colombia) and CAM (Chile). Other significant initiatives carried out by the Company in 2006 in the area of workplace health and safety were the following: 05.1.     OHSAS 18001 CERTIFICATION The Company is adopting this prestigious international standard in a manner compatible with the Management Model mentioned earlier. 150 Annual Report 2006 HUMAN RESOURCESACCIDENT RATE. FREQUENCY INDEX 2004 2005 20069.27 8.126.43 -30.6% Frequency Index: Number of work place accidents with sick leave per million hours worked

At the time of going to press, certification of ENDESA’s companies in Latin America was 100 percent in generation (9 points better than at year end 2006) and 67 percent in distribution. Certification of the first operating units in the Spain and Portugal business will take place in 2007, and, in the case of the European business, in 2008. 05.2.     WORKPLACE HEALTH AND SAFETY INDICATORS IN ENDESA’S BALANCED SCORECARD (BSC) ENDESA’s Balanced Scorecard (BSC), the methodology the Company applies in defining its strategic guidelines, in 2006 included workplace health and safety objectives related to an overall reduction in workplace accidents, and was extended to ventures and companies in which ENDESA holds stakes. 05.3.     AWARD FOR CONTRACTOR EXCELLENCE IN WORKPLACE HEALTH AND SAFETY The guidelines for the ENDESAAward for Health and Safety were established in 2006 aimed at the Company’s contractors worldwide with a view to being launched in 2007. 05.4.     INFORMATION SYSTEM (DELFOS) The year saw development of the Delfos project, which consists of a new workplace health and safety management information system, common to all ENDESA companies, and which will be implemented starting in 2007. The system will support the following requirements for management and information: Planning for management of accident prevention, accident management, contractor accident management, risk evaluation, workplace healthcare and workplace health and safety statistics. 05.5.     KNOWLEDGE MANAGEMENT IN WORKPLACE HEALTH AND SAFETY ENDESA’s specialists in workplace health and safety, who comprise the Prevention Group, have at their disposal multiple meeting points, both in-house and virtual, to ensure an exchange of best practices, in line with the criteria the Company uses for knowledge management. Among initiatives carried out in 2006, of note were the Second Corporate Workplace Health and Safety Meeting in Brazil, workplace health and safety workshops attended by representatives of the Company’s three businesses, the workplace health and safety forum held by videoconference, and the workplace health and safety Cooperation Space (ECO), created on the company intranet. 05.6.     RISK MANAGEMENT In line with prevention measures in the Company’s workplace health and safety policy, internal audits were conducted at its companies, among other initiatives, to reduce the probability of risks materialising, and reviews were proposed to analyse the results and, if need be, assess new targets. 05.7.     PRAEVENIO PLAN In the framework of ENDESA’s General Prevention Plan, the Spain and Portugal Business management team in 2004 drew up, through its Joint Prevention Service, the 2005-2009 Strategic Plan for the Prevention of Workplace Accidents (PRAEVENIO Plan), oriented toward meeting Company objectives, reducing accidents and helping ENDESA to be a reference in the prevention of workplace accidents. The PRAEVENIO Plan is comprised of seven programs: Training, issue awareness, encouragement and communication for a culture of prevention, quality principle reaffirmation incorporating prevention into the Company’s management systems, coordination with contractors, a reduction of accidents and absenteeism. As part of the Plan, in 2006 the Company organised six issue awareness days, which were attended by 550 executives and team leaders, as well as a range of courses totalling 28,946 training hours and attended by 2,547 participants. In addition, 57 audits were carried out in work centres (50 percent of the total outlined in the Plan), of which 51 obtained the corresponding certificates. The frequency and seriousness indices for accidents at ENDESA’s electricity and mining business in Spain improved endesa06 TOTAL ACCIDENT RATE IN ENDESA’S ELECTRICITY AND MINING BUSINESSES IN SPAIN (Own personnel) Accident rate 2000 2001 2002 2003 2004 2005 2006 Total accidents with and without sick leave 1,371 1,162 1,008 857 703 564 504 Fatal accidents 2 1 3 1 1 0 5* Frequency index 17.01 16.40 16.98 16.59 14.26 11.95 9.80 Seriousness index** 0.67 0.67 0.70 0.78 0.77 0.71 0.45 * Of which, 1 heart attack and 1 road accident. ** Measured in number of working days lost due to accidents with sick leave per thousand hours worked Operations Review 151 significantly with the former falling from 11.95 to 9.80 and the seriousness index dropping from 0.71 to 0.45. These results exceeded the targets set for these items in for 2006 in the PRAEVENIO Plan. The favourable performance of both indices likewise stands out if data for the electricity business and for the mining business are studied individually. As for total absenteeism, expressed as a percentage of workdays lost out of total workdays, initial estimates suggest that in December it was 3.50, or slightly better than in 2005, when it was 3.51. With regard to the accident rate among contractor personnel, more than 13,000 jobs were reviewed in the context of the Plan to ensure compliance with the Company’s protocol for workplace accident prevention. In addition, at the Teruel thermal station the Company launched the Alliance with Contractors Project, which aims to communicate ENDESA’s culture of prevention to workers hired by outside companies. This project will be extended to other production and distribution centres in 2007. 06.     STRATEGIC MANAGEMENT OF EMPLOYEE RELATIONS 06.1. COLLECTIVE BARGAINING Throughout 2006, ENDESA continued its customary policy of dialogue and collective agreement. As of 31 December 2006, the Company had 54 collective bargaining agreements in place at subsidiaries in its eight most important countries of operation (Spain, Chile, Argentina, Brazil, Colombia, Peru, Italy and France) of which 52 were still valid as part of the time frames initially agreed, and the other two were being negotiated. In all, these agreements affect 21,377 people. In Spain, as of that date, there were four collective agreements in force, three of which were in force and one of which was being negotiated. In all, these agreements affect 11,651 people. In addition, the first collective bargaining agreement for Endesa Ingeniería was being negotiated. 152 Annual Report 2006 HUMAN RESOURCES SITUATION OF THE COLLECTIVE BARGAINING AS OF 31 DECEMBER, 2006 Latin America Spain Europe Total Workers Workers Workers Workers Agreements affected Agreements affected Agreements affected Agreements affected Total agreements 47 7,893 4 11,651 3 1,833 54 21,377 Effective agreements 46 7,672 3 11,561 3 1,833 52 21,066 Agreements under negotiation 1 221 1 90 0 0 2 311 Information based on ENDESA’s subsidiaries in its eight most important markets (Spain, Chile, Argentina, Brazil, Colombia, Peru, Italy and France). TOTAL ACCIDENT RATE IN ENDESA'S ELECTRICITY BUSINESS IN SPAIN (Own personnel) Accident rate 2000 2001 2002 2003 2004 2005 2006 Total accidents with and without sick leave 845 755 623 609 525 413 355 Fatal accidents 1 1 3 1 1 0 4 Frequency index 14.54 14.64 14.62 14.65 12.90 9.96 8.64 Seriousness index** 0.58 0.64 0.61 0.74 0.72 0.66 0.44 * Of which, 1 heart attack and 1 road accident. ** Measured in number of working days lost due to accidents with sick leave per thousand hours worked. ACCIDENT RATE IN ENDESA’S MINING BUSINESS IN SPAIN Accident rate 2000 2001 2002 2003 2004 2005 2006 Total accidents with and without sick leave 526 407 385 248 178 151 84 Fatal accidents 1 0 0 0 0 0 1 Frequency index 44.33 35.87 42.75 35.89 30.05 39.39 29.22 Seriousness index** 1.73 1.13 1.54 1.11 1.34 1.41 0.73 ** Measured in number of working days lost due to accidents with sick leave per thousand hours worked.

Building on the policy it has had in place since May 2004, date of the signing of the Endesa Group’s Second Collective Bargaining Agreement, the Company continued to make progress in labour convergence and homogenisation standards through specific agreements with labour representatives on issues such as working systems, simplification of salary structure, as well as establishment of internal guidelines. Worth highlighting are an agreement for the improvement of supply operation and quality in the areas of Andalusia and Extremadura, and an agreement on the work regime for maintenance of conventional thermal stations, diesel plants and combined cycle facilities, which will facilitate considerable productivity improvements. In addition, in 2006 the Company continued restructuring and adapting its workforce to make it more suitable to the operative needs of the business in Spain, while it took steps to avoid negative impacts on everyday operations by using a succession plan for affected employees. In Latin America, as of 31 December 2006, there were 47 collective agreements in place, of which 46 were in force and one (of a level higher than the Company) was under negotiation. In all, these agreements affect 7,893 people. Nine new collective agreements were signed in Argentina, Brazil, Chile and Peru during 2006. Finally, as of this date there were three collective bargaining agreements in Italy and France, all of them in force. In all, these agreements affect 1,833 people. One new collective bargaining agreement was signed in Italy in 2006. 06.2.     TRADE UNION REPRESENTATION ENDESA companies in its eight most important countries of operation had 1,171 employee representatives: 748 representatives in Spain, 255 in Latin America, 79 in Italy and 89 in France. In November and December 2006 in Spain, the UGT and CCOO trade unions promoted trade union elections, which were held in February 2007. This marked the second general union election following organisational and corporate consolidation, and affected a total of 12,006 workers. Union membership among the Company’s workforce in Spain, Latin America, and Italy stood at 52 percent, 60 percent, and 73 percent, respectively. Membership in international labour federations breaks down as follows: International Federation of Chemical, Energy, Mine and General Workers’ Unions (ICEM) 44 percent; Union Network International (UNI) 11 percent; Public Services International (PSI) 8 percent; other unions: 37 percent. 06.3.     WORKING CLIMATE The number of hours lost as a result of strike action in Spain and Italy in 2006 was equivalent to 0.01 percent and 0.00006 percent of total hours worked, respectively. Labour agreements and initiatives in 2006 were carried out at ENDESA amid a positive work climate. ENDESA-wide, the company has applied a total of 110 measures out of the 115 in the IFREI Study (IESE Family Responsible Employer Index) on striking a balance between work, family and personal life. 06.4.     MANAGEMENT OF CONTRACTORS Because of the dimension and importance of workplace safety among employees of ENDESA’s contractors, the subsidiary and solidarity responsibility issues stemming from possible non-compliance on the part of contractors, costs associated with supervision and the control and information it is necessary to exercise over these costs, merit a complete and across-the-board approach. To this end, in 2006 ENDESA drew up a protocol to provide its businesses with guidelines adaptable to each local scenario and to have the relevant management information regarding contracting of works and services, and with this aim it introduced a new information system, known as COLABORA, which in 2007 will be extended to the rest of its businesses. Operations Review 153 endesa06 PERCENTAGE OF PEOPLE AFFECTED BY COLLECTIVE BARGAINING AGREEMENT AT ENDESA AffectedExcluded 80%20% BREAKDOWN OF UNION MEMBERSHIP AT ENDESA 11% ICEM UNIISP Other 44% 37%8%

07. PENSION MANAGEMENT With regard to its technical and legal development, the ENDESA Group’s employee pension plan, which came into effect on 1 January 2005, marks an important milestone in the Company’s pension management. The plan, which combines all of the 20 ENDESA Group employee pension plans previously in existence, has 23.639 beneficiaries and pension obligations of more than 2,100 million euros. Despite its magnitude and technical complexity, it is already fully adapted to the Company’s organisational structure and can now focus on providing beneficiaries with high quality service and information through the tool designed for it, the Participants´ Website, while optimising returns on investments. By 31 December 2006, ENDESA had contracted out its entire pension commitments in those countries where this is mandatory, a total sum of Euro 4,502 million, of which Euro 2,607 million corresponded to the group pension plan, Euro 1,719 million represented insurance policy commitments to active and retired employees, and Euro 176 million took the form of severance payments. 08. DEVELOPMENT AND TRAINING PROGRAMMES ENDESA’s development and training initiatives can be broken down into two categories: • Global. These contribute to implementing a common culture, meeting corporate targets and developing leadership at ENDESA. These are mainly directed at managers and strategic groups of professionals. • Business Specific. These seek to consolidate and ensure each business’ strategic targets and standards of excellence are met. 08.1.     GLOBAL TRAINING INITIATIVES Among global training initiatives in 2006 in Spain and Portugal, it is worth highlighting ENDESA’s leadership development programme, whose goal is to develop leadership among the management team from a personal, team and company wide standpoint, as well as a business standpoint, in the context of a global marketplace characterised by continual change. Another noteworthy measure is the Endesa Energy School, described in greater detail in the Technology and Innovation section of this report. Finally, in 2006 a company wide policy for post graduate training was decided. 08.2.     SPECIFIC TRAINING INITIATIVES BY BUSINESS AREA In 2006 a total of 1,342,786 hours of training were recorded at all ENDESA businesses with 78,597 people taking part. The average time spent on training per employee was 50.14 hours with total investment amounting to Euro 11,611,066. 08.2.1. Business in Spain and Portugal In Spain and Portugal the 2006 Training Plan clocked up a total of 409,185 hours with 30,040 people taking part. The main activities were: • In the generation business, courses included training in new facilities and new hires in production and engineering, selection of staff for the Ca’s Tresorer (Balearic islands) and As Pontes (Galicia) CCGTs, training in the new equipment and technologies being incorporated into Company plants, as well as a variety of specific training schemes. 154 Annual Report 2006 HUMAN RESOURCESCONTRACTED-OUT PENSION COMMITMENTSAS OF 31 DECEMBER 2006 (Euro millions) 30.5% Pension planInsurance for active and retired employeesSeverance payments 63.0%2,6071,719 1766.5% MANAGED WORKFORCE WITH PENSION COMMITMENTS AND SEVERANCE PLANS AS OF 31 DECEMBER 2006 37.0% InactiveActive Early retirablesEarly retirees 48.0%30,10123,1883,5705,964 9.4%5.6% Operations Review 155

endesa06 KEY RATIOS FOR ENDESA WORLDWIDE 2006 Spain / Portugal Europe International Total ENDESA Hours Training/ Employees 32.18 18.17 74.98 50.14 Hours Training/ Attendees 13.62 10.57 19.93 17.08 Investment/ Employees 446.92 355.56 433.25 433.56 Attendees / Employees 2.36 1.72 3.76 2.93 BREAKDOWN OF ENDESA’S TRAINING PROGRAMMES 2006 Spain / Portugal Europe International Total ENDESA Participants 30,040 3,666 44,891 78,597 Hours 409,185 38,736 894,865 1,342,786 Investment 5,682,635 758,051 5,170,380 11,611,066 Hours/ Employee 32.18 18.17 74.98 50.14 Workforce 12,715 2,132 11.934 26.781 ACTIVITY BY BUSINESS LINE (ACTIVITY 2006) Participants Hours Investment Spain / Portugal Corporate Divisions 2,096 55,087.0 1,133,363.00 Generation 9,859 150,741.0 1,597,379.00 Distribution 13,736 140,310.0 1,704,110.00 Supply 2,833 32,602.0 652,599.00 Services 1,516 30,446.0 595,184.00 30,040 409,186.0 5,682,635.00 Europe Endesa France 1,159 13,651.0 435,171.41 Endesa Italia 2,507 25,085.0 322,880.00 3,666 38,736.0 758,051.41 International Corporate Divisions 180 14,584.0 417,488.00 Generation 10,040 142,305.0 761,038.00 Distribution 31,799 627,555.0 3,318,265.00 Services 2,872 110,424.0 673,589.00 44,891 894,868.0 5,170,380.00 Total General 78,597 1,342,790.0 11,611,066.00 BREAKDOWN OF TRAINING BY SUBJECT 2006 Subject Participants Hours Investment Quality and environment 5,524 50,870 396,429 Sales and marketing 5,152 211,875 1,406,652 Económic – financial 1,201 44,853 364,257 Management and HR 15,217 298,050 2,910,496 Languages 2,200 88,294 673,313 IT 4,309 65,880 488,907 Other technical 5,318 79,980 723,522 Health and Safety 22,449 127,286 1,249,079 Téchnical – Distribution 10,714 200,681 1,564,267 Téchnical – Production 6,513 175,017 1,834,145 Total 78,597 1,342,786 11,611,066

• Online courses were aimed at enhancing sales skills in order to boost profitability through greater non-taxable income, training oriented toward increasing control and oversight over third parties to improve accident prevention, work quality and environment impacts, programmes for sales personnel to bolster team leadership and management, and adapting training to the legal requirements stemming from market liberalisation. • The main educational initiatives in this sales business included a course on solar photovoltaic energy, designed for managers in the Department of Large Clients, management training in sales, negotiation and closing, portfolio planning, complaint management, follow-up and loyalty building, directed at managers of the Companies and New Construction segment, as well as architectural design for the Sales School. • Training efforts for the Services department were mainly directed at developing skills to improve the quality of inhouse service: focus on in-house customers and interpersonal skills. • For the holding company which comprises corporate divisions, energy management and parent companies, the awareness building plan for environmental management systems, training to improve employee service, as well as training in ENDESA’s management and procedural systems The following are noteworthy training measures carried out across the board at all business lines: • Workplace accident prevention courses in the context of the PRAEVENIO Plan. • Rollout of a programme related to the training plan for workplace accident prevention. Additionally, in Catalonia the Company held a first aid training programme for 1,117 employees. • Ad-Hoc project, a learning initiative focused on offering training to facilitate day-to-day work through the detection of common needs. • Training in the HR system Nostrum, geared to managers of employee services and to personnel administration staff with 350 employees taking part. • Creation of a working group in conjunction with the National Qualifications Institute (INCUAL) to encourage the growth of professions with an important presence in ENDESA, and the availability of professionals with the necessary qualifications. • In-house plan, aimed at experts and technicians in employee selection and training, to achieve the integration of both functions. 08.2.2. Business in Europe A total of 3,666 people took part in the 2006 Training Plan in Europe with 38,736 hours of training across the board. We would highlight the following initiatives: Endesa Italia • Training in Management of Strategic Talent, comprising: – Individual coaching plans for managers and supervisors based on Endesa’s Values. 156 Annual Report 2006 HUMAN RESOURCES

– Training on Partner Management and Development for Human Resources managers. – Training programme for new recruits focused on developing skills across the board: team work, corporate culture, communicating and managing conflicts, budget control. • Course on Cultural Change Management. • This is aimed at communicating Endesa’s Sustainability Policy in terms of Human Resources and its commitments. The course was aimed at executives, managers and staff. • Course on Excellence in Health and Safety. Endesa France • Course on Strategic Talent Management. • Training for Tutors aimed at strengthening skills in order to contribute to the professional development of their teams. • Effective Team Management for people managers in order to develop the skills required to lead teams. • Technical Training, including courses on the chemical components of water, water treatment and combustion as well as regulation issues and electricity networks. • Course on safety at installations. 08.2.3. Business in Latin America A total of 44,891 people took part in the 2006 Training Plan for Latin America with 894,865 hours of training across the board. We would highlight the following courses offered by ENDESA’s various subsidiaries: • Edelnor (Peru) focused on issues concerning distribution, transmission, network analysis, product quality and service as well as electricity operations. The courses were given by local staff. • Coelce (Brazil) launched its “Conociendo Coelce” programme offering staff a comprehensive overview of the its targets and activities. • Endesa Chile (Chile) offered middle management a Leadership Skills course. • Codensa (Colombia) provided coaching to management aimed at bolstering leadership skills. • Ingendesa (Chile) focused on developing staff’s IT skills and their knowledge of its consultancy projects. 09. DIVERSITY AND WORK-LIFEBALANCE MANAGEMENT POLICIES As part of its sustainable development policy, and therefore its commitment to the health, safety and personal and professional development of the people who work for the Company, ENDESA ensures equality of opportunities among its employees, fosters development of their professional talent without discrimination on grounds of gender, age, culture, experience, or beliefs, and works to guarantee safe and healthy working environments and a balanced combination of work, personal and family life. In keeping with this commitment, ENDESA’s executive committee in December 2006 approved policies regarding diversity management and work-life balance, as platforms to ensure equality of opportunity and its contribution to the Company’s development. The corporate action plan in diversity management and worklife balance involves, among other initiatives, a balanced scorecard with critical monitoring indicators, an awareness and training plan for managers and executives, and the creation of a diversity and work-life monitoring centre, with a triple dimension (local, regional and company-wide), charged with the task of identifying and communicating best practices in both diversity management and work life balance issues. 10. PROMOTION OF YOUTH EMPLOYMENT ENDESA actively promotes youth employment in all the countries where it operates. It has various agreements in place with a number of local, national and international organisations concerning education and employment. A total of 280 young people joined various ENDESA companies in 2006 (166 in Spain and Portugal and 114 in Latin America) under the Youth Employment Programme in conjunction with the International Labour Organization (ILO). Those who joined had varying degrees of qualifications, ranging from secondary school leavers to university graduates. Operations Review 157 endesa06

SUSTAINABILITY AND THE ENVIRONMENT 158 Annual Report 2006

01. SUSTAINABILITY AT ENDESA ENDESA promotes balanced development of its business, responding to the needs and expectations of the public it deals with, fostering economic growth and social development of the environments in which it operates, and preserving the natural environment at the same time, so that it is a suitable place in which both current and future generations can live and develop. These principles of conduct contribute to ensuring the profitability and leadership of the company in the long term and are firmly rooted in its Business Values. This is why ENDESA’s value includes both tangible assets which make its industrial and commercial activities possible, as well as intangible assets such as the brand, the relations it maintains with shareholders, customers, employees and suppliers or its commitment to the communities in which it performs these activities, thereby assuming and including it in its business strategy. Therefore, sustainable development is an integral part of the Company’s strategy, policies and operations. In 2002, ENDESA established and published its Corporate Sustainability Strategy, which deals with the three dimensions involved in sustainability: economic, social and environmental dimensions. The Company understands and assumes that sustainable development involves taking into account the needs and expectations of the various interest groups with which it interacts and this is demonstrated through its Sustainability Policy. This Policy is specified in the 7 Commitments for a Sustainable Development that ENDESA published in 2003 and which reflect the principles which guide its actions with respect to its customers, shareholders, employees, suppliers, contractors and social environments. The company has transferred this Sustainability Strategy to its affiliates in the countries in which it is present, so that all of them assume these 7 commitments and include the necessary programmes for implementing them in their Strategic Plan for the Environment and Sustainable Development. To this end, ENDESA affiliates have created their own Environmental and Sustainable Development Committees, as well as having individually joined the United Nations Global Compact and drawing up the corresponding mandatory reports. Some of them have gone further in meeting these commitments, as in the case of the Peruvian companies Edegel and Eepsa, which have been certified under social accountability standard SA 8000. 01.1.     ADVANCES IN THE SUSTAINABLE DEVELOPMENT STRATEGY Based on its Mission, Vision and Values and its 7 Commitments to Sustainable Development, ENDESA prepared its 2003-2007 Strategic Plan for the Environment and Sustainable Development, which it is implementing via a series of programmes and specific initiatives. This makes it possible to optimise Company efforts to harmonise maximum value creation and profitability, develop the societies in which it operates and reduce the environmental impact inherent in its activities. This conduct has received a positive assessment from markets, given to companies that maintain a proven commitment to sustainable development. 80% of this Strategic Plan has been implemented. Highlights of this rapid implementation include sustainability initiatives, the implementation of environmental management systems, reactions to the challenges posed by climate change, our waste and effluents management strategy, the reduction of raw material consumption and energy efficiency and demand management plans. The Company’s sustainable development strategy is given concrete form by means of the Annual Sustainable Development Action Plan (PADS). This plan, which has been drafted under the supervision of the Sustainable Development Working Group and approved by the Executive Management Committee, entails 62 concrete initiatives and the participation of 12 management teams. In 2006 the main actions carried out by these groups within the framework of this Plan were: • To strengthen ENDESA’s commitment to the communities in which it operates, establishing programs and systems designed to make its social initiatives as efficient as possible and reinforcing its commitment to transparency of information. • To make Company employees more aware of the its commitment to sustainable development, creating a platform on the Corporate Web to channel social and charitable initiatives. • To define the Company’s policy in the area of managing Diversity and acheiving a good life-work balance. • To reiterate the Company’s position of leadership in the area of Corporate Governance and continuing to adopt its current policies and procedures to reflect the better practices being developed internationally. • To work continuously to improve the quality of supply and the standard of customer care through investment and the Operations Review 159 endesa06 implementation of best operating practices. This, in turn, implies a substantial improvement in performance indicators. • To inform customers about responsible and safe use of power, with specific actions directed at each segment. 40 of the 62 initiatives contained in the plan have already been completed, 65% of the total. Only 2 of the 22 remaining measures are less than 50% complete and only 1 has been rejected as unviable. In other words, 95% of the initiatives contained in the plan have been completed or are more than 50% complete. 01.2.     PUBLIC RECOGNITION IN THE FIELD OF SUSTAINABILITY In 2006 ENDESA continued to consolidate its noteworthy position in the area of sustainable development on a national and international scale as demonstrated by its presence in the main selective sustainability indices and a range of public awards. Highlights: 01.2.1.     Dow Jones Sustainability Indexes The Company became the best electricity utility in the world in 2006 with respect to sustainability, according to the rating obtained in the Dow Jones Sustainability Indexes (DJSI). ENDESA scored the maximum rating in the electricity industry at both European and world levels for its sustainable behaviour in the DJSI Stoxx and World indexes, respectively, which are considered as the main international references in the field of sustainable development. The Company obtained ratings of over 90% in 7 of the 22 factors analysed for the compilation of the indexes and more than the average for the industry in all of them. This is the sixth consecutive year in which ENDESA has been in these selective indexes. The DJSI indexes, compiled by Dow Jones and SAM Group, distinguish companies that, by occupying an outstanding position in their respective areas of activity at a world or European level, are characterised by their commitment to sustainable development. 01.2.2. Storebrand Investments ENDESA was rated “Best in Class” by Storebrand Investments for its social and environmental conduct. The Storebrand Investments appraisal and rating system is based on an analysis of the organisation’s policies, management systems and key indicators from social and environmental standpoints. Storebrand only awards its “Best in Class” distinction to the highest ranking organisations within its rating system. 01.2.3. Aspi Eurozone ENDESA has been included in the Aspi Eurozone Sustainability Index for the third consecutive year. This index includes the 120 best companies in the euro zone with the best conduct and management in sustainable development and corporate social responsibility. The Aspi Eurozone Sustainability Index is based on the rating system of Vigeo, a European agency specialised in social corporate responsibility, based in France, whose shareholders are institutional investors, European trade unions and European companies of worldwide stature. The ASPI indexes, created in 2001, are considered to be a significant benchmark for corporate responsibility for the managers of socially responsible investment funds (SRI) and sustainable investment funds wishing to take into account social corporate responsibility in choosing their investment portfolios. 01.2.4.     Pacific Sustainability Index In 2006 ENDESA was acknowledged to be the sixth best European company and the ninth in the world in the electricity and gas industry for the corporate information offered on its website about activities in the area of sustainable development, according to a study by the Roberts Environmental Center, an environmental research institute at Claremont 160 Annual Report 2006 SUSTAINABILITY AND THE ENVIRONMENT

McKenna College, one of the most prestigious in the United States. The study analyses information about environmental and social subjects supplied voluntarily through their respective websites by the 30 biggest electricity and gas companies in the world in accordance with their positioning in the 2005 Fortune Global 500 ranking. The results of the study are based on application of the Pacific Sustainability Index (PSI) from the Roberts Environmental Center, which is in turn based on assessment of how 160 environmental and social subjects are reflected in information about sustainability supplied by the respective companies. The results cover six dimensions or issues: commitments, environmental information and results, and commitments, information and social results. ENDESA reached the top spot in two of these dimensions: information and results about social initiatives. The first of these measures the transparency with which the Company provides information about issues related to social investments and the development of communities, as well as relations with employees (health and safety at work, equal opportunities, etc.) and suppliers; the latter assesses quantitative results obtained, especially with respect to the industry average, in meeting the Company’s social commitments. 01.3.     PRESENCE IN OUTSTANDING INITIATIVES 01.3.1. The UN Global Compact In March 2002, ENDESA signed the Global Compact, an initiative led by the United Nations targeting companies, international workers’ associations and NGOs. The aim of the Global Compact is to promote the voluntary adoption of ten universal principles in the areas of human rights, labour regulations, the environment and anti-corruption. ENDESA affiliates involved in generation and distribution in Latin America and Europe joined the Global Compact on a direct individual basis in 2005, thereby reaffirming their commitment to sustainable development. In December 2006, the Compañía Americana Multiservicios (CAM), a Chilean company in which ENDESA has a holding and which supplies a wide variety of services in various Latin American countries also joined the Global Compact when its CEO sent a letter of adhesion to the then UN Secretary General, Kofi Annan. In 2006 ENDESA also ratified its commitment to the Global Compact at the World Summit held in Shanghai (China). The Company presented its strategies for sustainable development and climate change at this summit. ENDESA also participates actively in the Spanish Association of the United Nations Global Pact (Asepam), the entity set up to implement the objectives and principles of the Global Compact in Spain. This participation was strengthened in 2006 on being entrusted with the Vice-presidency of this association, as recognition for its commitment to the Global Compact principles, its continuous promotion of the values and principles that go to form them inside and outside the company and its permanent collaboration with Asepam. 01.3.2. Membership of the Excellence inSustainability Club In 2006 ENDESA participated in the activities run by the Excellence in Sustainability Club, which it had joined the previous year. This Club was created in 2002 to convey the commitment of its members to sustainable development to society as a whole and to foster sustainable development throughout Spain’s entire business community. The Club, which is composed of 22 of Spain’s largest companies, whose aggregate turnover represents 18%of the country’s GDP, aims to provide a forum for dialogue with stakeholders, a platform for sustainable development benchmarking, a means to convey good practice to other companies, and a forum for holding seminars and issuing publications. 01.4.     ENDESA NATURAL ENVIRONMENTS Throughout its history, ENDESA and its affiliates have become owners of a wide range of land and areas of a very diverse nature. Operations Review 161 endesa06

A large part of the above have for various reasons ceased to be linked to the Company’s industrial activities. On some of this land, ENDESA and its affiliates have for some time been involved in activities of an environmental nature, others offer interesting possibilities of this type, and many more are being analysed so that this valuable heritage can be suitably exploited through further actions. Endesa Natural Environments is an initiative that originated with a view to grouping together all of these activities, in order to set them in a framework for global action. To do this, it includes a great many projects of a very diverse nature which all make sustainable use of areas and habitats to create value, promote the prosperity of local communities and generate environmentally responsible actions. It also identifies Company land and areas that could be subject to these types of activities and makes proposals to permit its optimal use. It specifically includes actions that are currently being performed by various ENDESA units and companies to recover areas of high ecological value, such as former landfill sites, mines, hydraulic resources and agricultural substrata, which are suitable for carrying out scientific and environmental research projects, for restoring the native flora and fauna, and for carrying out environmental training activities and promoting nature studies. Endesa Natural Environments also support economic development in rural areas and the conservation of national parks in which the Company owns land. In order to manage these natural areas we work closely with the various local authorities, universities, nature protection organisations and social actors. Endesa Natural Environments is therefore an initiative that is closely linked to the Company’s strategy of sustainable development, with beneficial effects on the three dimensions that make up its idea of sustainability: economic, social and environmental dimensions 01.4.1. Initiatives in 2006 One of the main projects carried out by Endesa Natural Environments in 2006 was to start drawing up an “Environmental Land Assessment Methodology”, for which reference parameters were validated and adjusted on two areas of land owned by the Company. By means of this methodology, it will be possible to assess vocational use for land so that, once determined, it is possible to adapt the use made of this land to its vocation, in line with ENDESA’s sustainability policy. Environmental studies have also been carried out to improve the landscape and to improve the value of land on property owned at Bahía de Bolonia (Cadiz), Güejar-Sierra (Granada) and Sineu (Majorca) and agreements have been signed granting use and safekeeping, including: • With A Veiga (Orense) District Council for the development of a river promenade, jetty and nature classroom in the area surrounding the Prada reservoir. • With Boadella (Gerona) District Council for the development of a hydroelectric museum at the former Les Escaules mill. • With the Catalan Ramblers Federation, an extension to the agreement granting use of the Colomina mountain shelter in the municipal district of Torre de Capdella (Barcelona). Finally, environmental educational work has been carried out with the Migres Foundation aimed at school children in the area of La Janda, within the framework of the “Awareness Campaign for the Project to Reintroduce the Imperial Eagle and Osprey in the Province of Cadiz”. 02.ENVIRONMENT ENDESA is a company that is committed to the environment and conducts its business responsibly, efficiently and competitively. In 2003, it designed and started its 2003-2007 Strategic Plan for the Environment and Sustainable Development, with the aim of reducing risk and taking advantage of opportunities arising out of the new environment created by the changes in the environmental legislation framework and a better assessment by investors and other interested parties with respect to the Company’s commitment towards sustainable development. In this way, ENDESA’s Strategic Plan for the Environment and Sustainable Development became a key tool for reinforcing its alignment with principles of sustainability contained in its Vision, Mission and Corporate Values. ENDESA’s environmental management is fully integrated and in line with its corporate strategy, and part of the Management’s decision making processes. Based on this commitment, the Company aims to minimise the impact of its operations on the natural surroundings in which it operates, developing a broad range of initiatives primarily related to matters concerning climate change, the introduction of Environmental Management Systems, and suitable management of effluents, waste and other effects on the natural environment. 162 Annual Report 2006 SUSTAINABILITY AND THE ENVIRONMENT

02.1.     CLIMATE-CHANGE INITIATIVES In 2006 ENDESA electricity generation facilities in Spain and Portugal and Europe which are affected by the European Directive on Greenhouse Gas (GHG) Emissions Trading presented confirmation of their CO2 emissions for 2005. To comply with this Directive, the number of emission credits for each facility must equal the actual emissions made in the corresponding period. As a result, ENDESA has added credits acquired in the European market to the credits allocated per country. It has therefore been necessary to carry out the following activities: • The preparation of an action strategy to deal with directives and laws aimed at reducing emissions. • Establishing an emission profile for each facility and a monthly record of these. • Carrying out on-site audits to check the accuracy of the calculation methodology presented and the information supplied. • Adapting the Environmental Management System (EMS) tool for monitoring and calculating CO2 emissions. Throughout 2006, ENDESA implemented the strategy and tools prepared in the run-up to this new legislation. Progress was also made with the investment programme to cut greenhousegas emissions, enhancing facility efficiency and investing in new capacity at CCGTs and power plants fuelled by renewable sources. Here are some examples of these activities: • Analysis of existing and future power generation stock from the perspective of CO2. • A significant increase in capacity installed at CCGTs and in the use made of renewable energy sources. • Conversion to imported coal at the 1,400 MW As Pontes power plant, which initially consumed domestic coal. This conversion makes it possible to reduce CO2 emissions considerably. In 2006, the adaptation of turbines III and IV at the plant was completed, with other units scheduled to be adapted in 2007 and 2008. • Sale of ash and slag produced at coal burning facilities. Participation in projects and mechanisms to reduce emissions is a cornerstone of ENDESA’s climate change strategy. In 2006 ENDESA was a particularly active player on an international scale in the area of Clean Development Mechanisms (CDMs). This activity mainly involved the following activities: • Presentation of the “Endesa Climate Initiative” in China, India, Chile, Mexico, Russia and at the Carbon Expo 2006 in Cologne, Germany. • Consolidating the MDL portfolio in China and Latin America with contracts for new projects and participation in seven carbon funds. • Creation of the Climate Change Database. • Carrying out the Siepac and Ojos de Agua projects in Latin America. • Establishing framework agreements with Pemex (Mexico) and Huaneng (China) to identify CDM projects. • Participating in various carbon funds, such as the World Bank’s Umbrella Carbon Fund, the Spanish Carbon Fund, the European Investment Bank Fund and the Fund of the Bank for Reconstruction and Development. ENDESA also participates in various programmes, both nationally and in Europe, which include CO2 capture projects. Foremost among these is the participation in the working group for CO2 capture and storage in the second European Climate Change Programme. It also participates in projects for energy crops and new types of bio-fuels, and in 2006 it continued to collaborate in the field of climate change with various national and international bodies, such as the Spanish Office for Climate Change, Eurelectric (Union of the European Electricity Industry), the IETA, Carbon Expo Cologne and Carbon Expo Asia, as well as the following programmes: • The Carbon Disclosure Project, the aim of which is to make corporate behaviour more transparent with regard to climate change, and in which ENDESA has been participating for several years. • Energy Wisdom Programme (EWP): a voluntary initiative launched by Eurelectric in 2000 and based on European electricity company projects. It reflects the efforts made by the European electricity industry to achieve improvements in energy efficiency and in the reduction of greenhouse gases. The contribution of ENDESA to the third cycle of the EWP includes the presentation of 313 projects carried out in Spain and Latin America in relation to renewable energy sources, cogeneration, improved energy efficiency, combined cycle construction, fuel change and electricity transport and distribution. These projects have contributed to preventing 14.7 million tonnes of CO2 being emitted into the atmosphere in Spain and 26.7 million tonnes of CO2 in Latin America in 2003 and 2004. Operations Review 163 endesa06

02.2.     MILESTONES IN ENVIRONMENTAL MANAGEMENT SYSTEMS ENDESA continued with its work of implementation and subsequent approval of Environmental Management Systems (EMS) in 2006, as per International Standard ISO 14001 and the EMAS European Regulation, for facilities in its main business areas (power generation plants, distribution facilities, renewable energy source facilities, company headquarter buildings, etc.). Environmental management systems (EMS) at the following ENDESA generation plants in Spain were certified in 2006: • The Andorra mining centre, which made it the first opencast coalmine to achieve environmental management certification under the UNE EN-ISO 14001 standard. • As Pontes power station. After over than six years of holding the environmental management certificate under the UNE EN-ISO 14001 standard, in 2006 it achieved certification in accordance with the guidelines of the EMAS regulation. • North West hydroelectric power plant. It obtained the environmental management certificate under the UNE EN-ISO 14001 standard at the end of 2006. • South hydroelectric power plant. After passing the initial Environmental Management System certification audit under the UNE EN-ISO 14001 standard at the end of 2006, it obtained certified recognition at the beginning of January 2007. Furthermore, the Ebro-Pyrenees power plant obtained certification under the UNE EN-ISO 14001 standard in early 2007. In the distribution business, in accordance with the schedule established in the 2003-2007 Strategic Plan for the Environment and Sustainable Development, the EMS for ENDESA Electricity Distribution in the Balearic Islands was introduced and in December 2006 the Spanish Standards and Certification Association (AENOR) conducted its first audit. Diagnosis of installations (Substations and Temporary Waste Stores) also concluded in Aragon. In the European electricity business, Endesa Italia certified 100% of its facilities under ISO 14001 in 2006. This certification is complemented with EMAS certification for all thermal generation centres. It also integrated its EMS, together with its occupational safety system, being a pioneer in this area. With respect to Endesa France (Snet’s new name), its Provence plant obtained certification in 2006 and the Company has already started up the EMS at the rest of its plants. In Latin America, ENDESA, through its subsidiary Endesa Chile, continued with the introduction of EMS at its facilities, managing to obtain the ISO 14001 certificate in 2006 at 49 power plants in Argentina, Brazil, Chile Colombia and Peru. The power plants that concluded the process of obtaining certification in 2006 were: • The Bocamina (Chile) power plant, which obtained EMS certification in Standard ISO 14001. • The Cartagena power plant (Colombia), which obtained certificates in ISO 14001 and OHSAS 18001 standards for its integrated management system (the Environment and Occupational Health and Safety). Furthermore, following the certification achieved in 2006 by Ampla and Coelce in Brazil, 100% of the power distributed by ENDESA in Latin America has been certified as per Standard ISO 14001. 02.3. KEY ENVIRONMENTAL IMPROVEMENT INITIATIVES 02.3.1. Waste management In 2006 ENDESA Generation continued to improve and adapt its facilities to reduce and minimise waste generation. Noteworthy initiatives include the recycling of used oils, minimisation of container waste production, the use of rechargeable or long-life batteries, and the treatment and recycling of used cleaning detergents, among others. The Plan for the elimination and withdrawal of equipment containing polychlorobiphenyl (PCBs) was ongoing, as was the campaign for testing equipment for contamination with these chemicals, even where they were not made with PCBs. 02.3.2. Emissions ENDESA conducts constant supervision and monitoring of emissions at its power plants, supplying periodic information to the Pubic Authorities. In 2006, and as in previous years, it submitted information to the EPER European register and the National Inventory of Pollutants Emitted to the Atmosphere (Corine Aire). With respect to improved efficiency and performance, it continued to implement in-house technologies. Special mention should be given in this area to the inclusion of Abaco technology at some of its facilities, together with Inerco engineering. Within the program for adapting existing power stations to the National Air Pollution Reduction plan, the coal mix consumed by turbine IV at As Pontes power station was modified to permit the use of 100% imported coal. 164 Annual Report 2006 SUSTAINABILITY AND THE ENVIRONMENT

02.3.3. Biodiversity In 2006 ENDESA began implementation of its 2006-2010 Biodiversity Conservation Plan, with the aim of carrying out new projects in line with its Sustainability Policy and enhancing its natural heritage. In accordance with the schedule established in the Collaboration Agreement between Gesa Endesa and the Balearic Islands Regional Environmental Ministry, 120 initiatives were carried out for the protection of the osprey and the black kite, which is in danger of extinction on these islands. In the Canary Islands, the programme set up within the Life Project for the protection of the Egyptian Vulture in Fuerteventura was ongoing and plans for 2007 were drawn up. The Life Project relating to the protection of bearded vultures continued in Aragon, complying with the schedule and budget established for the year. 02.3.4.     Hydroelectric environmental management In 2006 ENDESA continued with projects planned as part of its restoration of areas in the hydro-electric field, drawing up a national inventory of these from coded records which include a brief description of the action to be carried out in each of these and the specific expenditure allotted. As for projects started in previous years, restoration work in areas around Central Pyrenean lakes in Huesca concluded in 2006 in accordance with the established schedule. Nevertheless, it has been considered desirable to carry out further work in 2007, thereby extending the initial scheme. Furthermore, all landscape integration work was concluded with relation to hydroelectric development in the Vall Fosca area, within the Peripheral Protection Area of the Aigüestortes i Estany de Sant Maurici National Park (Lérida), and environmental assessment and monitoring was carried out on work and initiatives involving maintenance and adaptation of various dams: Pont de Suert, Boren, Cavallers, Torán, Noceda, etc. With respect to new projects, the most significant ones are environmental impact studies (EIS) on the heightening of the Estany Gento dam and enlargement of the Moralets, Peña and Oencia power stations, as well as commencing EISs of the building of a tailing dam at the Canelles reservoir, an outstanding technical and environmental project. 02.4.     ENVIRONMENTAL R&D In addition to the environmental projects listed in the Technology and Innovation section of this report, it is necessary to highlight continuation of the important zebra mussel study in 2006. Throughout the year the habitat of this mussel expanded significantly, affecting the entire system of large reservoirs along the lower Ebro river, as well as other areas of the Iberian Peninsula. In 2006, work focussed on concluding monitoring of the full annual cycle during the development of the species in the larval phase, which commenced in 2005, and continuing with research work relating to the presence of zebra mussel parasites, introduced next to them, in aquatic ecosystems on the Iberian peninsula, and in determining the bio-accumulative capacity of the species. A second edition of Methods for Control and Eradication of the Zebra Mussel was published at the end of 2006, which outlines the experience gained by ENDESA in this area since 2003. Furthermore, a website was prepared for its final edition, and which will channel information about the zebra mussel generated or known by the Company. The ENDESA Environmental Laboratory at Lérida was used for work in checking the presence of zebra mussel larvae in 46 water masses in Catalonia, within the framework of an agreement signed by ENDESA, the Catalan Water Agency, the University of Lérida, the Autonomous University of Barcelona and Grup Natura Freixe. Lastly, the Company participated in a large number of congresses and conferences related to this subject, both national and international, through the submission of various papers. Mention in this area should also be made of the International Congress on Large Dams (Barcelona), the International Congress of Limnology (Barcelona), the International Seminar on action strategies in waters affected by the zebra mussel (Zaragoza), the National Congress on Invasive Species (León) or the National Environmental Congress (Madrid). Furthermore, various articles were published in specialist national and international magazines regarding work carried out into the zebra mussel and integrated environmental management of controlled reservoirs and rivers that is carried out by ENDESA. Operations Review 165 endesa06

COMMITMENT TO SOCIETY 166 Annual Report 2006

01. SOCIAL INITIATIVES AS PARTOF ENDESA’S CORPORATE ACTIVITIES ENDESA carries out a wide range of social initiatives to allow projects which contribute to economic, cultural and educational development in those areas in which it operates to be carried out. This sort of action is firmly rooted in its corporate behaviour for several reasons: • The Company’s core business constitutes a basic service to the community. Accordingly, ENDESA takes on the obligations corresponding to its status as a public service provider and strives to guarantee the best possible standards of safety and quality. • Since its incorporation in 1944, ENDESA has striven to establish relationships of partnership and mutual trust with the social environments in which its plants are located, along with their institutional representatives, and extends this conduct, as best practices, to its holdings. • Social and cultural community commitment is expressly contained in the values to which the Company subscribed in 1999, and compliance with this commitment is required and assessed in employee remuneration schemes. Commitment to the societies where it operates is one of the Seven Commitments for Sustainable Development which ENDESA approved in 2003. 01.1.     CRITERIA FOR ENDESA’S SOCIAL INITIATIVES In undertaking these activities, ENDESA adheres to the following basic principles: • The Company’s social initiatives must be underpinned by our belief that supplying electricity is a public service. ENDESA’s foremost commitment to society is therefore to supply electricity under the best possible terms and conditions. Accordingly, the Company’s social initiatives must under no circumstances be seen as replacing or reducing the obligations that stem from this commitment. • The social initiatives it engages in are closely aligned with the nature and characteristics of its day-to-day business operations, with what the Company does best, and with the needs of the main communities with which it has a direct relationship. • Notwithstanding the above, in the case of particularly disadvantaged environments or communities ENDESA will endeavour to provide for urgent social needs that cannot be adequately met by other institutions. • The Company endeavours to perform such interventions in close partnership with the social representatives of the areas or communities which benefit from them. • ENDESA is aware that, because of its economic weight and the service it provides, it is among the leading companies in many of the markets where it operates. Consequently, it is amenable to collaboration in special flagship projects in these communities. • ENDESA undertakes to disclose its social initiatives in a transparent and systematic fashion via our various communication channels and in line with principles that are generally accepted both in Spain and abroad. 01.2.     ENDESA’S SOCIAL-INITIATIVE PROGRAMS ENDESA’s social-initiative programs are a fundamental element of its sustainability policy, as demonstrated by the significant human and financial resources assigned to them. Social initiative projects are carried out directly through the corporate hub or its regional offices in Spain, through foundations established by Group companies in several countries, and through direct action among Group companies. ENDESA’s social action initiatives may be grouped into four categories: • Co-operation initiatives, focused on covering basic individual or group needs in the markets where the Group is present. • Educational initiatives, focused on basic literacy, training and general education in local communities and groups. • Cultural initiatives, focused on fostering local and national cultural identity, supporting study and research into communities’ history, conservation of local and national cultural heritage, etc. • Socio-environmental initiatives, focused on fostering and promoting environment-related social values, conservation, research and innovation, but excluding purely environmental actions resulting from normal operations at our facilities. Programs that are strictly focused on the environment, those meant to preserve natural environments affected by normal operations at the Company’s facilities, are not included in this category. These programs are described in the Sustainability and Environment chapter of this report. Operations Review 167

endesa06 02.     ENDESA’S INVESTMENT IN SOCIAL INITIATIVES IN 2006 ENDESA spent a total of Euro 31 million on social action initiatives in 2006. Of this total, Euro 22 million was invested in Spain: Euro 6.7 million via the Endesa Foundation and Euro 15.3 million through direct Company initiatives. Of this latter amount, Euro 8.8 million was related to actions taken directly via corporate headquarters and Euro 6.5 million was spent by its Spanish operators, i.e. Fecsa Endesa (Catalonia), Sevillana Endesa (Andalusia and Badajoz), Gesa Endesa (Balearic Islands), Unelco Endesa (Canary Islands), Erz Endesa (Aragon), or by some of its largest electricity plants, such as Compostilla, As Pontes, Andorra, Carboneras, Ascó, Vandellós, etc. These investments represent a substantial increase from those made in 2005, mainly as a result of support given to certain general interest projects spanning several years, such as Expo Zaragoza 2008 and the America’s Cup. In the first case, the initial payment made in 2006 accounts for almost 50 percent of the investment committed for the event’s total sponsorship and in the second case, it is a project that entails successive and increasing payments, so that in 2006, the year prior to the final regattas, the highest quantity was concentrated. Additionally, the 2006 investment includes Euro 1.5 million for the renovation of Company residences, buildings which make a positive contribution to the local infrastructure. At the same time, the companies in Latin America, in which ENDESA has stakes, spent Euro 8.9 million on social programs in 2006, 2.9 percent more than the Euro 8.7 million they spent in 2005. The following is a summary of the most significant social initiatives undertaken by ENDESA, its foundations and local companies in 2006. ENDESA’s Sustainability Report 2006 contains detailed information about the Company’s social programs. ENDESA’s Sustainability Report 2006 contains more detailed information on the social initiatives carried out by the Company in that year. 03. INITIATIVES CARRIED OUT BYTHE ENDESA FOUNDATION 03.1.     LIGHTING CULTURAL AND ARTISTIC HERITAGE SITES AND RELATED ACTIVITIES. In order to achieve one of its main aims, in 2006, the Endesa Foundation sponsored the illumination of the following monuments: the Santa María de Valbuena monastery (Valladolid); the second floor of the study area at the Pontificia university in Salamanca; the Gabinete Literario in Las Palmas in the Canary Islands, the hermitage and two traditional storehouses in Carnota (La Coruña); cloister of the Cathedral of Ciudad Rodrigo (Salamanca); Government Palace of the Republic in Lima (Peru); Loarre Castle (Huesca); two altarpieces at the Virgen del Puerto in Madrid; the La Seu Vella Cathedral in Lérida; four facades and hall of the Pasos Perdidos room at the Congress of the Republic of Peru; several monuments in the Merindad of Aguilar de Campoo (Palencia); the patio of the Convent of Santa Clara in Palma de Majorca; the hermitage of the Pilar and Castillete Minero of San Juan in Andorra (Teruel); church in Calaceite (Teruel); temple of the village of Híjar (Teruel) and church of Santa María de la Evangelizzazione in Rome. In addition, the Endesa Foundation had previously signed agreements with the Episcopal Conference of Colombia, Chile and Peru. In 2006, and stemming from these agreements, the following lighting projects were carried out: • In Colombia, the Sopó church, the San Pedro Cali Cathedral, the Santa Marta Cathedral, the Inmaculada Cathedral in Armenia, the Tunja Cathedral and the Zipaquirá Cathedral. • In Chile, the Parish Church of San Agustín in Concepción, the Castrense Cathedral in Santiago, the crypt of the Santiago Cathedral, the Los Ángeles Cathedral, the Parish Church of Pucón in Villarrica and the Virgen de las Rosas temple in Santiago. These agreements were due to expire on 31 December 2007, however, at its March 2006 meeting, the governing board of the Endesa Foundation approved the renewal of these agreements for a further five years. Finally, as part of agreements signed with other institutions, the Endesa Foundation, in 2006, sponsored lighting of the 168 Annual Report 2006 COMMITMENT TO SOCIETY ENDESA’S INVESTMENT IN SOCIAL INITIATIVES IN 2006 (Thousand of Euro) Spain 22,029 ENDESA Foundation 6,722 Initiatives via corporate headquarters 8,822 Initiatives via local brand 6,485 Latin America* 8,951 Total 30,980 * Not including investment in rural electrification, due to its unusual characteristics.

Monastery of Montserrat in Barcelona, as well as the Citadel and Emblem in the city of Agadir in Morocco. 03.2. INVOLVEMENT IN SOCIAL INITIATIVES IN SPANISH COMMUNITIES The Endesa Foundation assists development of social and cultural initiatives which are carried out in the Spanish communities in which the Company has industrial activities. In 2006, it sponsored projects at the following institutions: Andorra local authority (Teruel), final phase of work on municipal swimming pool; Mequinenza local authority (Zaragoza), final phase of work on municipal swimming pool; Provincial Government of Teruel, Vórtices exhibition of works by the painter Xesús Vázquez, Endesa art intern; Law Department study days at the University of Zaragoza, in conjunction with the Santa María de Albarracín Foundation; summer courses at the University of Teruel and concerts for the XXVIII Music Week in the same city; Literary Encounters 2006, organised by the Santa María de Albarracín Foundation, and environmental initiatives for upkeep and maintenance at the San Mauricio Lake National Park (Lérida). In 2004, the Foundation signed an agreement with the Aragon Local Government, the Confederación Hidrográfica of the Ebro, several local authorities in the Aragonese Pyrenees, Ibercaja and ENDESA to carry out the environmental enhancement of the glacial lakes in the area. Actions taken in 2006 focused on the hermitage and surrounding area of the Respomuso lake, on lakes in the Panticosa area and on the Arrieles lake, where actions initially planned in the agreement were completed. 03.3.     INVOLVEMENT IN CULTURAL DEVELOPMENT IN COUNTRIES WHERE ENDESA CONDUCTS BUSINESS The Endesa Foundation dedicates a significant part of its efforts to cultural development in countries in which the Company has a presence and the Foundation gives special attention to fostering and preserving language. In 2006, the Foundation carried out the following: PHD grants for Spanish teachers to study at the Centre for Brazilian Studies at the University of Salamanca; spring concert and sponsorship of the Andrés Bello Chair at the University of Salamanca in conjunction with the Chilean Embassy; the Chilean Institute for Hispanic Culture’s magazine; VI Iber-American Editors Training Course of the Iber-American Society for Friends of the Book and Publishing; Spanish courses at the Cervantes Institute at the University of Tangiers; Electrification of a school in the Quior-Guaparú neighbourhood in Bolivia and two grants for Moroccan students at the Carlos III University in Madrid. Additionally, the Foundation is involved in a number of other cultural initiatives, which include the following : Endesa Cultural Heritage Grants through an agreement with the Culture Ministry; editing of Americanisms in the Royal Spanish Academy Dictionary through an agreement with the Pro-Royal Spanish Academy Foundation; Endesa Grants for post-graduate study in Theology and Canon Law at the Salamanca Pontifical University, and the Masters degree in Hispanic Language at the Carolina Foundation. 03.4.     CONSERVATION AND EXHIBITION OF ENDESA’S HISTORICAL ARCHIVE AND RELATED ACTIVITIES The Endesa Foundation contributes funds for the restoration, classification and exhibition of machinery, equipment, parts, models, documents and photographs from dismantled facilities and work centres belonging to ENDESA which form part of its cultural heritage. Highlights of 2006 included: • In Andalusia, dismantling and collection of a generator and other equipment from the Empalme Substation in Seville, as well as electricity line projects at the companies Lojeña de Electricidad and Eléctrica del Litoral, and various items from the warehouse at Vélez Málaga. In addition, an exhibition was organised with material from the Historical Collection in the context of the Technical Seminars on Energy, organised in November in Badajoz by the Extremadura School of Industrial Engineers. • In Aragon, start of the collection of documentation and pieces for the exhibition, Aquaria, set for the Zaragoza Expo in 2008. • In Catalonia, restoration of: various control instruments from the Clades (Lérida) hydroelectric station and their later placement at the Maragall station (Barcelona); three transformers destined for the same station; two exciter covers from the thermal station at Badalona and a transformer destined for the Museu de L’Aigua in Lerida, and of an electricity group composed of a turbine, alternator and regulator. It also participated in the XIII International TICCIH Conference in Terni (Italy) and the presentation of installations at the Museu de l’Aigua in Lerida. • In the Balearic Islands, collection of material from the sites and warehouses of Son Molines and Station III, as well as recovery of film from the company’s offices, including footage of construction of the thermal station at Alcudia I between 1956 and 1962. Additionally, the Company took part in the organisation of the II Industrial Heritage conference, bringing equipment from the Historical Collection to the fairs of Alcudia, Mahon and Ibiza, and sponsored the books “A Century of Electricity in Inca. 1905-2005,” “First Industrial Heritage Conference. Communications” and “Spirituality and Daily Life at the Monastery of Santa Clara. City of Majorca, XIII-XV Centuries.”Operations Review 169 endesa06

03.5.     PRINCE OF ASTURIAS CHAIR IN SPANISH STUDIES AT GEORGETOWN UNIVERSITY The Prince of Asturias Chair at Georgetown University in the US was created in 1999 with the sponsorship of the Endesa Foundation. Since that date, it has been part of the university’s Centre for European Studies, in the Edmund H. Walsh School of Foreign Service. The Chair offers classes in political science, administrative studies, Spanish history, economics, sociology and humanities. In the 2006-2007 school year, the Chair is held by Professor Xavier Coller, with courses relating to nationalisms in the 21st century from a comparative perspective; organisations and society in an age of globalisation, and politics and regionalism in Spain from a comparative European perspective. Meanwhile, a meeting of academic experts will be held to analyse the Spanish transition to democracy and a project will continue on the study of autonomous political elites in democratic Spain (1980-2005). 04. SOCIAL INITIATIVESIMPLEMENTED DIRECTLY BY ENDESA IN SPAIN ENDESA directly performs a number of social and cultural activities in Spain, via either its corporate headquarters or regional organisations. 04.1.     GENERAL INTEREST SOCIAL INITIATIVES Among the general interest social initiatives undertaken in 2006, efforts in social development stand out in the sponsorship of the 32nd America’s Cup, based in the city of Valencia. The organisation of this event is having a very positive impact on Valencia’s infrastructure development, job creation and international image, and it also involves other countries in the Mediterranean region in which ENDESA is present, as some of the competition events have been held in France and Italy. Also in the city of Valencia, last year the Company sponsored the visit of Pope Benedict XVI during the 5th World Meeting of Families, Valencia 2006. ENDESA is also a Corporate Partner of Expo Zaragoza 2008, a major international event, which will focus on water and sustainable development and which will help boost the city’s international profile. Additionally, it cooperated in the organisation and development of the Seminar Soria 21 World Forum on Infrastructure and Sustainable Development and continued assisting the Spanish Olympic Sports Association in its activities in support of the Spanish Olympic team. Internally in 2006, the Company put into service its project Endesa Solidarity to encourage its employees in Spain to support a wide range of charitable activities. Another social initiative is Endesa Energy School, a project to encourage technological innovation and knowledge management, the aims and activities of which are described in more detail in the Technology and Innovation section of this report. Some of these activities have a stong link to our social initiatives. Through the Endesa Energy School, the Company establishes agreements with major universities and other centres of learning, in Spain, the rest of Europe and in America, fostering grant programs, university chairs, etc., as well as with Autonomous Community governments to promote research and development. Endesa Energy School also sponsors the Company’s Emeritus Faculty (where ENDESA’s technology experts who are retired or are about to retire assist in training activities), and the Novare technological research prize, which recognises both the external contribution of the international scientific community and the internal performance of employees of ENDESA and its holdings. In the area of culture, 2006 also saw ENDESA sponsor a number of conferences and programs through its corporate centre, these included the XVII Internal Seminar on Central Europe by the Association of European Journalists, or the First Job Programme by the Madrid Press Association, and a number of publications including the guidebook –“Spain, Route by Route”, “The Right to Energy,” etc.–, and documentaries on sustainable development issues – the program 21st Century Globalisation, and art exhibitions, Synthesis. 15 Years of Endesa Grants, held by the Arte Viva Europa Foundation. In the area of the environment, in addition to the range of activities described in the section on Sustainability and the Environment of this report, worth noting was a sponsorship agreement with the Spanish senior scientific research body, CSIC, for the restoration of natural spaces and resources in Spain’s mining areas. 04.2.     REGIONAL SPONSORSHIP INITIATIVES The following are the main social and cultural patronage activities carried out in 2006 through ENDESA’s regional organisations in Spain. 170 Annual Report 2006

04.2.1.     Sponsorship initiatives by ENDESA in Catalonia In 2006 ENDESA continued working with a wide range of groups, both public and private, in the social, institutional and industrial fabric of Catalonia through activities driven by Fecsa Endesa, the brand name under which the Company operates in this market. In the area of local cooperation to cover basic social needs, the following are highlights: participation in a telethon organised yearly by TV3 to raise funds for medical research; support for the Casc Antic foundation (which assists the homeless) and the ARED foundation (which helps female ex-convicts to re-enter the job market), financing of the Solidarity Caravan and the African Foundation for Medicine and Research, and aid to organisations, such as the Mina Cultural Center and the Raval Solidarity Association, that work to solve problems in Barcelona’s depressed neighbourhoods. In addition, in support of local institutions, Fecsa Endesa continued its sponsorship for another year of Pirena, a dogsled competition held in the Pyrenees; its work with the economics society, Círculo de Economía, with the Foment de Treball, the Barcelona Centre Financer Europeu and the Spanish Institute of Directors. In education, the company continued financing the Victoriano Muñoz Chair at the Catalonia Polytechnic University and maintained an agreement with the University of Girona to develop study and research programs. In addition, at its Barcelona headquarters, Fecsa Endesa has a permanent educational centre about the world of electricity, Espai Fecsa Endesa, which was visited by over 6,000 students in 2006. It is also from here that the educational program, A World of Energy, is run. More than 15,000 people took part in this educational programs in 2006. Since it was founded in 1994, the total number of visitors to Espai Fecsa is estimated at more than 300,000 people. Other related initiatives worth highlighting are the publishing of the book “Electricity in Catalonia,” radio spots in collaboration with Catalunya Radio and Cadena Ser designed to raise awareness of the importance of sensible energy use, participation in Energy Week activities, and the competition for secondary school pupils, The Energy Route, both organised by the Catalonian Energy Institute. As for fostering culture, in 2006 the company continued providing funds to the Liceu Theatre Foundation, the Catalonia National Theatre, the Ampurdan Chamber Orchestra and the Catalonia Philharmonic. It also sponsored more local cultural events, such as the Catalán Book Week in several towns. Finally, in the socio-environmental arena, the company continued supporting the activities of the Catalonia Forest Group and the Vall de Boí Foundation. 04.2.2.     Social initiatives by ENDESA in Andalusia and Badajoz ENDESA operates in the market in the south of Spain, comprised of Andalusia and Badajoz, under the brand name Sevillana Endesa. In the area of social initiatives, the help offered by Sevillana Endesa in 2006 to a variety of charity organisations providing assistance to children with cancer, autism and Down’s Syndrome, particularly stands out. In education, the company continued to collaborate with various Andalusian universities in developing such activities as summer courses at the University of Almería, projects carried out with the Pablo Olavide University in Seville and the publishing of the Global Regional Entrepreneurship Monitor Report (GEM-REM) by the University of Cádiz. Among activities to foster cultural development highlights were the 2006-2007 collaboration program with the Seville Culture and Arts Institute (ICAS), and sponsorship of the Mérida Classical Theatre Festival. The Sevillana Endesa Foundation’s work in this area is especially noteworthy, as it is centred on financing cultural projects and, in particular, enhancing the rich historic and artistic heritage of southern Spain with an intense program of artistic spotlighting of monuments. In 2006 the foundation carried out the artistic lighting of the interior of the Church of Santa María la Blanca in Los Palacios and Villafranca (Seville), the second phase of the interior of the Church of San Juan Bautista in Écija (Seville), the chapel of Los Ángeles de la Hermandad de los Negritos in Seville, the interior of the Jesús Obrero Church in Seville, the exterior of the Palace of the Alpériz in Dos Hermanas (Seville), the exterior of the Church of Santa María de Alcaudete (Jaén), the exterior of the Hermitage of la Virgen de La Peña de Puebla de Guzmán (Huelva), the interior of the Sanctuary of Ntra. Sra. de las Montañas in Villamartín (Cádiz), the exterior of the Casa Museo de los Ingleses in Punta Umbría (Huelva), the exterior of the Inmaculada Concepción Church in Adra (Almería), the Reales Atarazanas in Seville on the occasion of the San Telmo Foundation’s 25th anniversary, and the second phase of the Church del Salvador in Seville. In addition, the Sevillana Endesa Foundation cooperated on the organisation of the Second Music Course for students at the Cortijo de Frías (Cabra-Córdoba), with the Cuatro Cuerdas Foundation in Madrid; the Second Seville Biannual Contemporary Art Fair, and the new edition of the Sevillana Endesa Foundation Painting Prize, as part of the 55th Autumn Art Exhibition organised by the Real Academia de Bellas Artes de Santa Isabel de Hungría in Seville. Operations Review 171 endesa06

Finally, in the social environmental area, it sponsored, along with the University of Extremadura, a study on the impact of electricity lines on the conservation of storks. 04.2.3. ENDESA’s social initiative programs in the Canary Islands ENDESA operates in the Canary Islands under the brand name Unelco Endesa. Noteworthy amongst the initiatives undertaken with the local community is the support the company traditionally gives to a range of charity organisations in the Canary Islands, which assist underprivileged groups. Examples in 2006 included support for the Nuevo Futuro association, a Christmastime collection of food and gifts organised by the Casa de Galicia, work with Yrichen and Adi Canarias, etc. Additionally, Unelco Endesa cotninued to pursue its commitment to promote popular sports, especially those popular with young people on the islands. It also sponsors a number of local sports teams, including the major basketball teams in Gran Canaria and Tenerife, the Tenerife Roller Hockey Club, and several Canary wrestling clubs. One very important action in 2006, was the company’s involvement in the reconstruction of the headquarters of the Tenerife Bishopric following a fire. This is a listed building in La Laguna, whose historic centre has been designated as a Unesco World Heritage Site. In education, highlights include the sponsorship of grants for postgraduate students, provision of Innova grants through the University Foundation of Las Palmas and support for programs at the University of La Laguna, the UNED, the La Gomera Summer University and the Environmental University of La Palma. It also contributed to the Environmental Education Campaign in Gran Canaria and Tenerife schools, in which 8,000 primary school students learned about the most efficient ways of using electric energy in their homes to avoid harming the environment. Unelco Endesa sponsored publication of the guidebook, La Palma and its villages. Among activities in the area of culture, highlights include support for the 22nd Canary Islands Music Festival, as well as the traditional support for long-standing island traditions and cultural activities, such as the Carnivals, the festivals of the Virgen del Pino, the World Press Photo exhibition in the Gabinete Literario in Las Palmas, Encountersin Light and Colour”, the 10th Rapid Painting Contest in Las Palmas de Gran Canaria, the Canary Islands’ 2nd Professional Business Management and Marketing Conference, the Candelaria Town Festival, the Big School Encyclopedia, the Canary phase of the Spanish Biology Olympics, the Lyrical Dinners in Tenerife and the Wagnerian Music Programme, organised by the Gabinete Literario of Las Palmas. Among other environmental initiatives, apart from the abovementioned work with the Environmental University of La Palma, Unelco Endesa cooperates yearly with the La Palma government on the Island Environmental Fair. Additionally, it sponsored the Environment and Sustainability Days organised by the Society of Economic Friends of Las Palmas. 04.2.4. ENDESA’s social initiative programs in the Balearic Islands Gesa Endesa, brand name under which ENDESA operates in the Balearic Islands, assisted Nazareth Foundation children, sponsored the Inca and Alcudia basketball clubs, sponsored the Christmas festivals and San Sebastián Week and contributed to the Majorcan expedition to the summit of Mt. Everest, whose success was widely followed by the people of the islands. In education, it financed the 20th edition of the Balearic Islands Ornithology Yearbook, and published a facsimile of the first edition of the book, which had been sold out since it was first published in 1986. Gesa Endesa also has a permanent exhibition centre on the world of electricity at its corporate headquarters, which was visited by 1,700 students in 2006. In the area of culture, the Company continued sponsoring monument lighting, this time centred on ceramic murals made by Miquel Barceló for the Palma Cathedral and the church of Can Picafort, in the town of Santa Margarita. Finally, the Company sponsored the annual exhibit of the nativity crèche of the Clarisas Capuchinas convent, and the Summer Concerts at the Bellver Castle. 04.2.5.     ENDESA’s social initiative programs in Aragon ENDESA operates in Aragon through its trade name ERZ Endesa. Highlights for ERZ Endesa in 2006 included work on the Expo Zaragoza fair in 2008, continued patronage of the Pyrenees Thematic Park (Pirenarium) and of the foundations Santa María de Albarracín and Zaragoza City of Knowledge. Additionally, it continued its cooperation agreement with the Zaragoza city council. In addition, the Company carried out a range of sponsorships with the main town halls of the three Aragonese provinces, as well as an array of sports clubs, including local professional football team, Real Zaragoza. 172 Annual Report 2006 COMMITMENT TO SOCIETY

In the field of education, ERZ Endesa worked with the University of Zaragoza, the Menéndez Pelayo International University and the Royal Institute for European Studies at Jaca. It also sponsored the Mequinenza Mining Conference, among other seminars and conferences, and the UNESCO’s Associated Schools Project Network. In October 2006, ERZ Endesa opened an education centre at its company headquarters, which is aimed in particular at informing schoolchildren and university students about electrity and how to use it efficiently. It is estimated that over 4,000 students will visit in its first whole year of functioning. The Company also continued its work with the Aragonese government’s initiative The Energy Route. Among cultural events, highlights include participation in the Aquaria Exhibition, and its presence at the energy forum: Power Expo 2006. 05. SOCIAL INITIATIVES CARRIEDOUT IN 2006 BY ENDESA’S LATIN AMERICAN COMPANIES ENDESA’s Latin American companies are deeply committed to social initiatives, either directly or via Foundations they have created for specific activities: Pehuén Foundation, Huinay Foundation and Chilectra Activa Foundation in Chile, and Endesa Colombia Foundation in Colombia. In general, the initiatives of ENDESA’s Latin American companies centre on meeting the needs of disadvantaged groups or communities in the areas where they operate, collaboration with social institutions on projects providing assistance to families, children and the disabled, training people on the safe and efficient use of electricity, and participating in projects that foster the preservation of the cultural identity of the regions or countries where they are present. This social initiative involves a large number of individual projects which are described in detail in the reports on sustainability and social responsibility issued by the respective companies. The following is a summary of the most representative initiatives: 05.1.     SOCIAL INITIATIVES IN CHILE 05.1.1. Enersis’ main activities Among the collaborative action taken to cover the basic needs of the population, one of the highlights was the Christmas for Poor Children initiative, where a Christmas party was thrown for more than 55,000, five to 12 years old from children’s homes. Enersis also provides regular help to the Hogar de Cristo and the Miguel Kast Foundation, institutions that aid especially needy groups in Chile, and with the Las Rosas Foundation, which for the past 38 years has assisted underprivileged elderly people. In the area of social development, the company joined in a project to donate books to libraries, delivering four thousand books to benefit communities located far from urban centres. It also worked with the town of Vitacura, where a new library was opened and where a variety of cultural activities were held. In education, Enersis, Endesa Chile and Chilectra signed an agreement with the University of Chile’s Department of Economic and Administration Sciences to provide three grants for academic excellence to students and staff in the fields of engineering, business, and auditing. Enersis also developed the Electricity Information Centre (CIEL) website, which is designed to provide young people with educational information about electricity, in line with Education Ministry content guidelines. It likewise sponsored for the third straight year the seminar on Corporate Social Responsibility organised by Acción RSE, which this year addressed the theme of sustainable development in Chile, and was attended by 600 university students. In the area of culture, Enersis continued its program Lighting Monuments in the Southern Hemisphere, in conjunction with the Endesa Foundation, Endesa Chile and Chilectra. Lighting projects in 2006 included: the Palacio de la Moneda Cultural Centre, the crypt of the Cathedral of Santiago, the Church of San Agustín de Concepción, the Valparaíso Naval Museum, the Cathedral of Los Ángeles, the Cultural Centre and Cross of los Ángeles, the Santiago Evangelical Cathedral, the Monastery of Santa Clara de Pucón, the Castrense Cathedral and the Virgen de las Rosas in Santiago. In the social-environmental arena, worthy of note was the funding for publication of the book “Los Senderos del Huemul” (“The Huemul Trail” ), the first publication to focus on this native deer. The book describes the 30-year work of a group of researchers and conservationists working to prevent this species from disappearing. 05.1.2.     Endesa Chile’s main activities The social initiatives undertaken by Endesa Chile centre on the development of projects to help communities living near the country’s generation plants in the country. The most significant social assistance provided in 2006 include the contribution made to the construction of new housing units in collaboration with various government organizations, infrastructure improvements in the area of San Pedro, support for municipal employment plans in the region Operations Review 173 endesa06 of Quillota, road maintenance in the upper Bio Bío, and the donation of construction materials to community organisations in San Clemente. In the field of education we highlight the “Energy for Education” program, which is sponsored by the Chilean Ministry of Education. The pilot plan of this program includes aid for seven schools near the same number of company power stations. Other important activities in the educational field include aid to a variety of Chilean universities such as the Pontificia Universidad Católica and the Universidad de Chile, through scholarships, building laboratories and other activities. In addition, each company power plant carries out educational activities in its immediate surroundings including scholarships, donations of IT equipments, grants to interns, contributions to a range of academic activities, etc. Endesa Chile also provides funding for a number of towns to hold cultural events (festivals, local celebations, cultural gatherings, etc.), which helps to foster cultural and tourism development in these areas. One particularly noteworthy cultural event held in 2006 was the inauguration of the Plaza and Museo project in Villa Ralco, in the region of Alto Bio Bío, organized by Endesa Chile, the Fundación Pehuén and the local authorities. The object is to make this activity a platform for protecting and divulging the Pehuenche community’s history, culture and traditions. 05.1.3. The Pehuén Foundation’s main activities The Pehuén Foundation was set up by Endesa Chile to promote programmes to improve the quality of life of the pehuenche communities in the Alto Bio Bío region through projects designed to foment their social and economic development and protect their culture. To foster productive development, in 2006 the Foundation promoted initiatives in the area of land enclosure, product marketing, market garden preparation, construction of livestock sheds, planting of wheat and oats, animal husbandry, establishment of tourism infrastructure and the purchase of agricultural machinery. In the area of community infrastructure, the main activities rolled out were opening roads, building drinking water systems and collection water for irrigation. Activities were also carried out in the school environment, such as research grants, donation of school uniforms and assigning monitors to support preschool education. Additionally, aid for one-off situations was provided, such as aid to counter the affects of snowstorms, help for applying for social and housing assistance, meeting the needs of social organisations, etc. Lastly, initiatives for enhancing indigenous identity through maintaining cultural celebrations and organising festivals and other collective events. 05.1.4.     Chilectra’s main activities Among the initiatives implemented by Chilectra to cover basic social needs, in 2006, and for the fifth consecutive year, the Chilectra “Gánale a la Droga” (“Beat drugs” cup was held. More than 5,000 children aged between 12 and 15 took part and the Police department responsible for searching for missing children in Chile collaborated by publishing photos of the missing children on electricity bills. Additionally, the “multicanchas” lighting program was continued (a program was initiated twelve years ago which focuses on lighting sports areas in various neighbourhoods of the capital) and the company sponsored the marathon held in the centre of Santiago to increase awareness of screening for breast cancer. In the cultural arena, the company sponsored for the fourth year running, the Santiago International Book Fair, one of the country’s most important cultural events, which attracts more than 200,000 visitors, and recovered its photographic archives through the publication of “Luces de Modernidad”, a five-volume publication depicting the history of Chilean society. The company also rolled out educational initiatives via its Chilectra Activa Foundation. Activities carried out in 2006 included the “Volantín Seguro 2006” campaign, rolled out jointly with the Chilean Safety Association (ACHS) to minimize the risk of electrocution among children playing with kites. The group also made an agreement with the Museo Interactivo Mirador to develop various projects, including the creation of a theme room dedicated to electricity and energy, training teachers in the same area, the release of content relating to the good use of electricity and educational material on the same theme. 05.1.5. Main activities of Synapsis in Chile For the second year in a row, Synapsis donated computers to the Todo Chilenter Foundation. Since it was created, the foundation has distributed more than 7,000 computers in Chile, benefiting more than 1,500 social organisations and schools that do not have easy access to new technology. It also encouraged the Hogar de Cristo’s 1+1 campaign, which consists in matching employee donations to provide basic resources to the children’s nursery Jardín y Sala Cuna Los Patroncitos, located in the Central Station commune, which helps to protect the most socially disadvantaged families. 174 Annual Report 2006 COMMITMENT TO SOCIETY

Finally, the company’s employees began a Christmas Campaign, during which they collected toys for more than 260 underprivileged children. The toys were distributed through the Protectora de la Infancia Foundation and Acuarela e Hijos de Nazaret Community Centres. 05.2.     SOCIAL INITIATIVES IN ARGENTINA 05.2.1. Edesur’s main activities Among activities related to basic needs, Edesur in 2006 continued its program Colaboración con Comedores Infantiles (Cooperation with Children’s Cafeterias), whose goal is to contribute to feeding children who live in poor parts of the company’s concession area. In addition, through an agreement with charity group, Cáritas Argentina, the company continued its “round up the change” campaign, through which its clients can donate the change left over after they pay their bills in cash at the company’s commercial offices. Edesur also has a program to assist the search for missing children through publication of their photographs on electricity bills. Thanks to this initiative, in 2006, 33 of the 45 missing children were found. The company started a new initiative, Incucai “Donar es Vida” (Donating is Life), an awareness campaign using an information sheet mailed to all of its residential clients that provides information about the removal and transplanting of organs and tissues. In the area of social development, the company signed an agreement with the Ministry of Health and Environment to take part in the Concurso Abandone y Gane (Give up and Win Contest) centred on quitting smoking. The company also developed, in conjunction with the local Buenos Aires Primary Education Department, the Programa de Pintura de Murales en Subestaciones (Mural Painting in Substations Programme), which gives primary school students the opportunity to learn to paint murals, as well as contributing to the maintainance and improvement of the city’s urban environment. In education, Edesur carried out three significant activities to raise awareness of the efficient and careful use of electricity: El Viaje de la Energía (The Energy Journey), which the Argentine Ministry of Education deemed of National Education Interest, Edesur por los chicos (Edesur for Kids), an educational campaign for preschool children, which has been declared to be of Municipal Interest by the municipal governments of Buenos Aires Province and which includes the Espacio de Juegos Edesur (Edesur Games Area), and an institutional campaign for efficient use of energy and energy saving, as a complement to the first two. In addition, since 2000 the company has been developing the program Relationships with the Educational Community with the goal of fostering links with educational institutions and to carry out training activities and increase employment opportunities for students through paid internships. Among cultural activities, the company developed the Edesur y la Cultura program, through which it gives over part of its office space to a variety of artistic works, as well as using this program for the integration of disabled people. This activity was co-sponsored by Conadis (the National Advisory Commission on the Integration of Disabled People). 05.3.     SOCIAL INITIATIVES IN COLOMBIA 05.3.1. Emgesa and Betania’s main activities Emgesa assists in covering basic social needs through initiatives such as improvements in rural schools in San José and El Paraíso, improvements in the laboratory of the Pablo Neruda school and support for the construction of the San Antonio de Tequendama park. Likewise, it supported the donation of educational materials to the Hogares de Bienestar and invested in improvements in play areas and children’s cafeterias in the town of Ubalá. Another highlight was the development of river transport and rural electrification in the towns in the Guavio area. As for efforts to contribute to social and cultural development, Betania supported the local festivals in Bambuco and San Juanero, the fishermen’s project at the Betania reservoir in the town of Hobo and the activities of a range of local sports groups. Meanwhile, Emgesa contributed to the Christmas lights in towns in its surrounding area and developed the Festival de la Luz Municipio (Festival of Light) of El Colegio, the Festival Nacional Náutico del Guavio (Guavio National Nautical Festival) in the town of Gachalá, the Semana Cultural y Ambiental (Cultural and EnvironmentalWeek) in the town of Ubalá, among other activities. In education, both companies encourage environmental awareness through an educational program in 17 rural schools. In addition, Emgesa has a program designed for students in grades 4 to 11 and Betania sponsors the Town Environmental Leaders as Multiplying Agents for Green Markets for students and municipal and environmental authorities in its concession area. Finally, both companies provided training in Corporate Social Responsibility in their respective areas to government functionaries, members of town councils and local NGO leaders in six towns. 05.3.2.     Codensa’s main activities Codensa in 2006 continued working on expanding lighting in 270 parks in Bogota, in coordination with the District Executive Unit for Public Services. This initiative in 2006 saw the installation of 1,489 sodium lamps and 931 cement and metal lampposts. Operations Review 175 endesa06

The company sponsored a Christmas Gift Campaign via an in-house collection drive to collect toys and other gifts for 1,400 underprivileged children in the area of Cundinamarca. It also supported children’s and cultural celebrations in 86 towns, which benefited nearly 10,000 children and adults. The company started the project Tecnificación de Trapiches in the area of Gualivá, through which panela (raw sugar) producers receive a technical upgrade by substituting diesel motors with electric motors, benefiting 350 families. As part of the Caravana de la Seguridad Eléctrica (Electrical Safety Caravan), 32 caravans were dispatched. Through this program, internal installations of buildings were carried out, advising and correcting technical anomalies and encouraging the safe and efficient use of electricity. Among initiatives for social development, the company began a milk cooling tanks project, which achieved technological upgrades through the legalisation and electrification of networks in areas of difficult access where small milk producers are located, to facilitate the connection of cooling tanks. The project in 2006 directly benefited 200 people. It also contributed to activities run by various associations such as the Formemos Foundation, the Colombian Integrated Rehabilitation Centre, the Salamanca University Cultural Centre, the Colombian Red Cross, the Integrarte Foundation, etc. In education, the company continued its Prevention of Electrocution Campaign in the neighbourhoods of cities and towns in Cundinamarca. In 2006, more than 31,000 people attended educational talks on this issue. Also in education, the company launched the program Días de Vuelo (Kite Flying Days), to get children to play safely with kites, well away from power lines in order to avoid accidents. Kite flying related electricity line incidents in summer 2006 had dropped by 40.8% from the same period in 2005. The company gives special importance to its programs for the sensible and efficient use of energy, which includes the socalled Caravans for loyalty and recognition; and energy days for children. In 2006, about 30,000 people, both children and adults, attended these programs’ events. Elsewhere, the Paseo de la Electricidad (Electricity Walk) was visited by more than 11,000 people, mainly children between the ages of 7 and 12 years from schools in Bogota and Cundinamarca. As for culture, through the Endesa Colombia Foundation, the company continued rolling out its program for lighting churches and monuments as part of an agreement signed by Codensa, Emgesa and the Endesa Foundation with the Colombian Episcopal Conference. In the framework of this agreement, in 2006 the company lit the Santa Marta Cathedral Basilica, the Cali San Pedro Apóstol Catedral, the Cathedral of Divino Salvador in Sopó and the Cathedral of Santiago Apóstol in Tunja, as well as the Museum of Contemporary Art. 05.4.     SOCIAL INITIATIVES IN PERU 05.4.1. Edelnor’s main activities Through Edelnor cuida de tu salud (Edelnor takes care of your health), the company provides less well off customers with the possibility of receiving free medical visits, listening to talks on nutrition or sexual health, etc., which it carries out with the support of health professionals. From its creation in March 2005 up to December 2006, this service had assisted more than 26,800 patients. Another relevant activity in the area of cooperation are the socalled Aulas de Cómputo (Computer Classrooms), which offer poorer members of society the opportunity to take free computer courses in two classrooms located at company offices. More than 5,200 people have taken advantage of this program since it started in 2004. Edelnor in 2006 worked with the Bishop of El Callao to establish the Pachacutec Higher Institute of Technology, by providing electricity from the start of construction and outfitting workshops, laboratories and the library. The company continues to show its commitment to the project by financing a portion of teachers’ salaries and offering its own facilities for internships. It also continued its (Sports Field Lighting Programme) Programa de Iluminación de Multicanchas. Ten sports areas were lighted in 2006, joining the 15 fields lit in 2005. Another highlight was the program Hacer Luz (Turning the Lights On), an initiative with two sub-programs. The first is known as Iluminando Nuestra Fe (Illuminating Our Faith) and its goal is the artistic lighting of the country’s biggest churches and cathedrals; the second is focused on civil monuments. Between the two programs, a total of 17 monuments were lighted. Among social-environmental activities, a highlight was the campaign Sembrando Vida (Sowing the Seeds of Life), in which green zones were restored in the districts of Magdalena, Pueblo Libre and San Miguel. The campaign included participation by Company employees and their families, who spent one day a year sowing plant seeds. 05.4.2.     Edegel’s main activities Among its social initiatives, Edegel developed the project Matemáticas para Todos (Mathematics for All) via an agreement with the Instituto Apoyo. This consists of writing and publishing mathematics books for students with lower IQs. The project is complemented by a teacher’s guide, and workshops and videos. 176 Annual Report 2006 COMMITMENT TO SOCIETY

The company continued in 2006 its program Formación a Líderes Comunales (Training Community Leaders), an initiative carried out in communities near the hydroelectric stations of Callahuanca, Huinco and Matucana and consisting of permanent training for adolescents at different educational institutions, as well as for mothers who are members of social organisations, on issues of risk prevention in emergencies, basic elements of electricity, citizens’ duties and rights, health and first aid, productive courses for income generation and environmental courses. In 2006 the company also drew up The Contingency Plan for Communities Located in the Río Tulumayo Basin, the main water source for the Chimay power station. Approximately 110 families live in the communities located in this basin. In order to have a rapid response plan in case of potenial emergency, the company has begun development of a contingency plan, with the active participation of local authorities, including communicating messages of prevention and advising residents on what to do in case of emergency and the planning of natural disaster drills, among other activities. In addition, the Sostenibilidad del Proyecto de Reubicación de Pacaybamba (Sustainability of the Pacaybamba Relocation Project ) was carried out. This was the final stage of the relocation of 20 families of this community, who also lived near the Tulumayo River. After their relocation in 2005 to a safe area offered by Edegel, the families have formed a new community. The company organised for the residents a variety of training seminars on basic sanitation, maintenance of drinking water services and the sanitation system, encouraging the possibility of joint management of this village’s services. In addition, the educational infrastructure was improved and contributions were made to start educational activities. This program received the Sustainable Development Award of the National Society for Mining, Oil and Energy. Another important project is Edegel Educates, which consists of training workshops for teachers, with the goal of providing knowledge and skills to promote a healthy lifestyle among schoolchildren. This initiative benefits 5,000 students from 28 educational institutions. The project is carried out through an agreement with the Education Ministry and the U.N. Office on Drugs. Another highlight was the project Improving Livestock in Yuracmayo. Its ultimate goal is to improve sheep breeding in this community, for which local livestock breeders have been provided with training. As part of its commitment to culture, Edegel published books in the Monumental Amazónica (Amazon Monuments) collection through an agreement with the Amazonia Centre for Theological Studies (CETA). Edegel also has an agreement with the country’s Episcopal Conference for a program for lighting churches and historic monuments. Along with other ENDESA companies in Peru and the Endesa Foundation, this program in 2006 made it possible to renew the lighting of the Congress and assistance was given to set up a lighting system at the Andahuaylillas Church in Cuzco, one of the Inca civilisation’s most important shrines, known as the Sistine Chapel of America. In the environmental area, the company developed a forestation project in the Chillón River, whose main goal is to create an ecological “lung” in this area and protect the inhabitants from possible river flooding, thanks to an agreement signed with the Agrarian Development Foundation at the University of Molina. Finally, Edegel continued the program Fostering Joint Responsibility for Environmental Conservation to raise awareness among the population about caring for the natural environment and fostering forestation efforts. 05.5.     SOCIAL INITIATIVES IN BRAZIL 05.5.1. Coelce’s main activities The company supports a wide number of traditional festivals, local celebrations and cultural events. Among those it sponsored in 2006, highlights included the Fortaleza Dance Festival, Special Program 96 Years of José de Alencar Theatre, Cinema Ceará Festival, Pacoti Cinema and Video Festival, Brazilian University Audiovisual Festival,Music Fair 2006, Summer Music, Life and Art Festival, Festa Junina 2006 Ceará Bienneal Dance Fair, Cultural Meetings in Povo Jaguaribano, and the Traditional Brazilian Music Show. It also sponsored the Cámara Eleazar de Carvalho orchestra and a large number of photographic, audiovisual, editorial and musical projects. As part of efforts to promote reading among underpriviliged children and adolescents, the company distributed 1,800 books in six communities and contributed to the Casa do Conto (The Story House), a project to raise awareness of reading among children and adults. In addition, it carried out the Teia Da Vida (The Web of Life), a social technology course using training in self-awareness, interpersonal relations and creativity, and developed Grafitando con Arte (Graffiti Art), a youth painting program which takes place in substations and which in 2006 was centred on themes of sustainable development of natural resources. Through its “Cinema in the Main Square” project, Coelce aimed to bring the cinema to an audience that normally has difficulty visiting conventional cinemas In the area of education, the company continued rolling out its Coelce project in schools, which consists of training state school teachers to teach their pupils about sensible energy use, accident prevention and environmental conservation. Operations Review 177 endesa06

05.5.2.     Ampla’s main activities Solar Heating is a project Ampla started in 1998 to replace conventional water heating systems with solar systems for charity organisations. Beneficiaries in 2006 included Hogar Samaritano, Asociación Hospital de Porciúncula, daycare centre Pastorinha de Fátima, Support Group for Minors and the Santa Casa de Misericordia for AIDS patients in Sao Joao de Barra. Through Ampla Vision, the company makes available to all of its clients with serious visual handicaps a bill in Braille with the main details of their accounts. With the Campaña de Donación de Cofrecitos AFR (Asociación Fluminense de Rehabilitación), Ampla raised funds for the maintenance of this organisation, which aids nearly 2,000 patients with physical and neurological disabilities. Through the Desenvolver project, the company collected donations from employees and suppliers, and from customers and donated them to the local parish church and the Casa Amarela Foundation to provide assistance to disadvantaged families. The company encourages the updating of household electricity installations through the Energy Efficiency project, in cases in which homeowners do not have enough money to bring their electricity systems up to technical and safety standards. In 2006, 16,500 families benefited from this program. Ampla also encourages its employees to do volunteer work through the Compartir (Share) program. This program was initiated in December 2004 and in 2006 had three pillars: a Joint Volunteer Work Campaigns, to benefit three daycare centres; a Donation Campaign, for the donation of clothing, and Volunteer Father Christmases. The company’s Young Apprentice Electricians initiative aims to provide opportunities for professional training to young people from low income communities and First Job is an Ampla program offering job opportunities to young people with few professional qualifications. Meanwhile, through the Superación Project, Ampla sponsors educational and cultural activities for families with an aim to raising awareness of efficient energy use, and with its Safe Energy program, the company educates low income customers on how to choose the most efficient and safest electricity materials to use when wiring their homes. 178 Annual Report 2006 COMMITMENT TO SOCIETY

The company carried out the projects Guardians of Energy and Connected Youth, which aim to teach children and young people about the importance of safe and efficient electricity use, which they can then pass on to their communities. The Ampla Lecture Workshop is a program which aims to foster citizen awareness starting from reflections on identity, ethics, violence, petty crime, piracy, environmental education an efficient energy use. Directly or indirectly, 250,000 students, 13,000 teachers and 518 schools have benefited from the program to date. Lastly, in the cultural arena, it participated in the Macaé Biennal Book Festival, the 1st Reading Room, in Niteroi, and it also had a stand at the International Literary Festival in Paraty. 05.5.3.     Endesa Fortaleza’s main activities As regards inititiatives to cover basic social needs, Endesa Fortaleza took part in an International Meeting in which 240 people from different organisations, institutions and companies worked on building models and social projects to bring about a reduction in poverty in the region in which the company operates. The company also donated more than 1.5 tons of food for the state of Ceará in the framework of its second Internal Workplace Accident Prevention Week. Another in-house project in 2006 was the Volunteer Development Programme, which helped a variety of employee teams participate in volunteer work, such as donation campaigns, work with charity organisations and actions to benefit the community. The company has two projects focused on children, Christmas and Education, for the donation of toys to students at the Francisco Alves de Paiva school, and for the renovation of the school’s electrical system, respectively. The company took part in Saint Peter’s Day, an event organised by the community of fishermen in Pecém to protect the area’s culture. Endesa Fortaleza donated material for the renovation of the local parish church of Sao Luiz Gonzaga, sponsored renovation of the Ceará Philharmonica Orchestra’s headquarters, and contributed to the project Power Future 2006, an exhibition of Brazil’s alternative energies. 05.5.4.     Endesa Cachoeira’s main activities In the area of assistance to cover basic needs, the Saúde project stands out, through which renovations were carried out on the Dental Surgery in Cachoeira Dorada, which looks after some 300 children and young people a month. The company provided resources to train teachers from the Novo Goiás Institute in Cachoeira, for the upkeep and daily operation of the school, and for environmental education campaigns. Additionally, it rolled out the Volunteer Development Programme for its employees, sponsored the Summit for Youth and Family to raise awareness against drugs, in which more than 10,000 people took part. The company sponsors a range of socio-cultural projects for the communities of Cachoeira Dorada de Goiás and Cachoeira Dorada de Minas, and fosters educational initiatives related to the environment for its employees and the community at large, focused mainly on reducing the environmental impact of the use of products and the efficient use of electricity. As for the socio-environmental arena, highlights included the project to develop the Mata Atlántica National Park, which involved the donation of land for the creation of this natural reserve. Other significant actions in the same vein included the Reforestation Project and the Programme for the Conservation and Recovery of Fish Life. 05.5.5.     Endesa CIEN’s main activities Endesa CIEN donated the old ABB building to the town of Garruchos as the site for the cultural centre, handicrafts workshop, industrial arts school and municipal libraryof its Social Assistance Centre. It also donated bed linen to the hospital of Sao Luiz Gonzaga, benefiting 3,000 children, built the stands and locker rooms of the Garruchos Municipal Stadium, and purchased sporting goods and equipment for the town’s youth. On a cultural level, the company sponsored the 30th Annual Book Fair in the city of Sao Luis Gonzaga, and collaborated in the childrens book fair. 05.5.6.     Main activities of Synapsis in Brazil The Company’s Brazilian subsidiary joined the job creation program of the Ceará government, for which it received the Open Doors Seal from the Department of Employment. This project helps people who face difficulties entering the job market, such as 16 to 24 year olds, people over the age of 40, and the disabled. Synapsis Brazil opened the Eusébio Centre for Social Inclusion, located at company headquarters, which houses the Educational Insertion project, which is comprised of classes led by company employees in computers, service-sector training, etc. Operations Review 179 endesa06

180 Annual Report 2006

APPENDICESendesa06 Operations Review 181 182 ENDESA’S MAIN COMPANIES 188 ENDESA’S GENERATION FACILITIES IN SPAIN 190 ENDESA’S GENERATION FACILITIES IN EUROPE AND NORTH AFRICA 192 ENDESA’S GENERATION FACILITIES IN LATIN AMERICA 194 SIGNIFICANT EVENTSIN 2006 ANDJANUARY-APRIL 2007198 ENDESA SINCE ITS CREATION

182 Annual Report 2006 APPENDICES ENDESA GENERACIÓN Corporation Date of incorporation: 22 September, 1999 Registered office: Avenida de la Borbolla, 5. 41004 Seville Tax ID: A82434697 Endesa Generación was created as a holding vehicle for ENDESA’s generating and mining activities in Spain following the integration of all subsidiaries incorporated in Endesa Europa in Portugal and Endesa Cogeneración y Renovables (ECyR) except Gas y Electricidad Generación, S.A.U., and Unión Eléctrica de Canarias Generación, S.A.U., which are 100%-owned by Endesa Generación. Chairman-Senior Vice-President: Manuel Morán Casero Board members: José María Plans Gómez, Jaime Reguart Pelegrí Secretary non board member: Mariano Martín Rosado ENDESA’S MAIN COMPANIES S PA I N A N D P O RT U G A L ENDESA RED Corporation Date of incorporation: 22 September, 1999 Registered office: Avenida del Paralelo, 51. 08004 Barcelona Tax ID: A82434663 The creation of Endesa Red marked the culmination of the integration of ENDESA’s regional distribution companies in Spain. The companies grouped under this umbrella include Endesa Distribución Eléctrica, S.L., Endesa Operaciones y Servicios Comerciales, S.L. and Endesa Gas, S.A. Endesa Distribución Eléctrica manages ENDESA’s activities in the regulated electricity transmission and distribution businesses, as well as power sales to customers who receive their electricity at the rates set by the Spanish government. Endesa Operaciones y Servicios Comerciales, S.L. provides commercial support to ENDESA’s power companies, while Endesa Gas, S.A., groups together ENDESA’s holdings in companies active on the regulated natural gas market. This organisational structure places ENDESA in a better position to take advantage of the close relationships existing between the electricity and gas markets, both of which have been open to competition since 1 January 2003. Chairman-Senior Vice-President: José Luis Marín López-Otero Board members: José Antonio Martínez Fernández, José María Rovira Vilanova Secretary non board member: Julio Molinario Valls endesa06 ENDESA ENERGÍA Corporation Date of incorporation: 3 February, 1998 Registered office: Ribera del Loira, 60. 28042 Madrid Tax ID: B 81948077 Endesa Energía retails energy on the deregulated market, responding to the requirements of the Spanish electricity sector post-deregulation. The company supplies energy and value-added services to customers who have opted to exercise their right to choose an energy supplier and receive services on the deregulated market. Endesa Energía also supplies energy on the deregulated markets of various other European countries. Chairman: Javier Uriarte Monereo Board members: Francisco Arteaga Alarcón, José Antonio Gutiérrez Pérez Secretary non board member: Francisco Ruiz Risueño ENDESA SERVICIOS Limited Liability Company Date of incorporation: 18 February, 1999 Registered office: Ribera del Loira, 60. 28042 Madrid Tax ID: B 82265364 Endesa Servicios was created to bring the support services provided by each of ENDESA’s holdings together in a single company. The company’s core activities include the definition of corporate procurement policies, management of global supplier contracts and the contracts of IT and telecommunications system suppliers, asset management, and the implementation of corporate strategy in respect of technological development, innovation and knowledge management. Joint Senior Vice-Presidents: Antonio Pareja Molina and Francisco Ramón Cabezas Navas Operations Review 183

184 Annual Report 2006 APPENDICES ENDESA EUROPA Limited Liability Company Date of incorporation: 21 December, 2000 Registered office: Ribera del Loira, 60. 28042 Madrid Tax ID: B 82846791 Endesa Europa was created to exploit the organic growth potential and development opportunities afforded by the European markets by bringing together under one umbrella the administration and management of ENDESA’s various interests in Europe and northern Africa. Now that the group’s Portuguese assets have been transferred to Endesa Generación in the framework of the creation of the Iberian Electricity Market, these largely consist of Endesa Italia (Italy), Snet (France), Endesa Trading and ENDESA’s assets in Poland and Morocco, to which assets in Greece will added shortly. Chairman: Rafael Miranda Robredo Board member – Executive Vice-President: Jesús Olmos Clavijo Board members: José Serna Masiá Francisco Javier Ramos Gascón Francisco Núñez Boluda José Luis Oller Ariño Emilio Zurutuza Reigosa José M. Fernández Arche Alberto Recarte García-Andrade Secretary non board member: Rafael Fauquié Bernal E U R O P E

Operations Review 185 endesa06 L AT I N A M E R I C A ENDESA INTERNACIONAL Corporation Date of incorporation: 26 January, 1998 Registered office: Ribera del Loira, 60. 28042 Madrid Tax ID: A81932873 The purpose of Endesa Internacional is to manage ENDESA’s Latin American market, by taking charge of the management of a large number of companies, in which ENDESA’s capital interests give it a position of control, the principal holdings being Enersis, Endesa Chile and Chilectra (Chile), Edesur, Costanera, Dock Sud and El Chocón (Argentina), Cien, Endesa Fortaleza, Cachoeira Dourada, Ampla and Coelce (Brazil), Emgesa, Betania and Codensa (Colombia), Edegel and Edelnor (Peru). Chairman: Rafael Miranda Robredo Board Member-Executive Vice-President: Pedro Larrea Paguaga Board members: José Bohórquez Mora de Figueroa Rafael Español Navarro José Fernández Olano Manuel García Sánchez Rafael González-Gallarza Morales Roberto Molero Gómez-Elegido Manuel Ríos Navarro Pablo Yrarrázabal Valdés Secretary non board member: Alfonso Arias Cañete

APPENDICES

ENDESA IN THE SPANISH ELECTRICITY MARKET

ENDESA distributes electricity in the Spanish market through the following organisational structure.

Erz Endesa

Chairman *
Amado Franco Lahoz

General Manager **
José Antonio Gutiérrez Pérez

Fecsa Endesa

Chairman *
Antón Costas Comesaña

General Manager **
José María Rovira Vilanova

Gesa Endesa

Chairman *
Bartolomé Reus Beltrán

General Manager **
Jaime Reguart Pelegrí

Sevillana Endesa

Chairman *
Jaime Ybarra Llosent

General Manager **
José Antonio Martínez Fernández

Unelco Endesa

Chairman and General Manager * **
José María Plans Gómez ***

ENDESA'S COMPANIES IN EUROPE

ITALY

Endesa Italia

Chairman
Jesús Olmos Clavijo

Board Member-Executive Vice-President
Joaquín Galindo Vélez

FRANCE

Snet****

Chairman
André Sainjon

Board Member-Executive Vice-President
Alberto Martín Rivals

Endesa Polska

Chairwoman
Celia Ordóñez Gómez

General Manager
Wojciech Tabis

ENDESA IN LATIN AMERICA

ARGENTINA

EDESUR

Chairman
Rafael López Rueda

General Manager
José María Hidalgo Martín-Mateos

COSTANERA

Chairman
Rafael Mateo Alcalá

General Manager
José Miguel Granged Bruñen

CHOCÓN

Chairman
Rafael Mateo Alcalá

General Manager
Fernando Claudio Antognazza Moreno

DOCK SUD

Chairman
Vito Camporeale S. (YPF)

General Manager
Roberto Fagan Pecollio

CEMSA

Chairman
José M.ª Hidalgo Martín-Mateos

General Manager
Juan Carlos Blanco Couce

CTM

Chairman
José M.ª Hidalgo Martín-Mateos

General Manager
Francisco Javier Bugallo Sánchez

TESA

Chairman
José M.ª Hidalgo Martín-Mateos

General Manager
Francisco Javier Bugallo Sánchez

* Head of ENDESA's advisory board in this region.
** ENDESA General Manager for this region.
*** On 1 November 2006 he was appointed chairman following the resignation of Angel Ferrera Martínez who held the post until that date.
**** On December 2006, adopted the commercial name of Endesa France.

186 | Annual Report 2006

endesa06

BRAZIL

ENDESA BRASIL

Chairman
Mario Fernando de Melo Santos

General Manager
Marcelo Andrés Llévenes Rebolledo

AMPLA

Chairman
Mario Fernando de Melo Santos

General Manager
Marcelo Andrés Llévenes Rebolledo

CACHOEIRA DOURADA

Chairman and General Manager
Francisco Javier Bugallo Sánchez

CIEN

Chairman
Marcelo Andrés Llévenes Rebolledo

General Manager
Francisco Javier Bugallo Sánchez

ENDESA FORTALEZA

Chairman
Francisco Javier Bugallo Sánchez

General Manager
Manuel Herrera Vargas

COELCE

Chairman
Mario Fernando de Melo Santos

General Manager
Cristián Fierro Montes

CHILE

ENERSIS

Chairman
Pablo Yrarrázabal Valdés

General Manager
Ignacio Antoñanzas Alvear

ENDESA CHILE

Chairman
Mario Valcarce Durán

General Manager
Rafael Mateo Alcalá

CHILECTRA

Chairman
Jorge Rosenblut Ratinoff

General Manager
Rafael López Rueda

COLOMBIA

CODENSA

Chairman
Andrés Regué Godall

General Manager
José Alejandro Inostroza López

BETANIA

Chairman
José Antonio Vargas Lleras

General Manager
Carlos Alberto Luna Cabrera

EMGESA

Chairman
Andrés Regué Godall

General Manager
Lucio Rubio Díaz

PERU

EDELNOR

Chairman
Reynaldo Llosa Barber
(Banco de Crédito del Perú)

General Manager
Ignacio Blanco Fernández

EDEGEL

Chairman
Rafael Mateo Alcalá

General Manager
José Griso Ginés

PIURA

Chairman
Ignacio Blanco Fernández

General Manager
Manuel Vicente Cieza Paredes

Operations Review | 187

88 Annual Report 2006 APPENDICES ENDESA’S GENERATION FACILITIES IN SPAIN AT 31 DECEMBER 2006 Type of No. of Installed % Capacity corresponding SPAIN Location Fuel Groups capacity (MW) ENDESA to ENDESA (MW) MAINLAND SYSTEM THERMAL PLANTS Coal Compostilla Cubillos del Sil-Leon H-A 4 1,199.6 100.0 1,199.6 Anllares Anllares-Leon H-A 1 365.2 33.3 121.7 As Pontes As Pontes-La Coruna BrL 4 1,468.5 100.0 1,468.5 Teruel Andorra-Teruel BL 3 1,101.4 100.0 1,101.4 Litoral Carboneras-Almeria IC 2 1,158.9 100.0 1,158.9 Los Barrios Los Barrios-Cadiz IC 1 567.5 100.0 567.5 Total Coal 15 5,861.1 5,617.6 Fuel-Gas Foix Cubelles-Barcelona F-GN 1 520.0 100.0 520.0 San Adrian 1 y 3 San Adrian-Barcelona F-GN 2 700.0 100.0 700.0 Cristobal Colon Huelva F-GN 2 308.0 100.0 308.0 CCGT San Roque 2 San Roque-Cadiz CCGT 1 408.3 100.0 408.3 Besos 3 Besos-Barcelona CCGT 1 387.8 100.0 387.8 Tarragona 1 Tarragona CCGT 1 395.0 100.0 395.0 Colon Huelva CCGT 1 397.7 100.0 397.7 Total Fuel-Gas 9 3,116.8 3,116.8 TOTAL THERMAL 24 8,977.9 8,734.4 Nuclear Asco I Asco-Tarragona N 1 1,032.5 100.0 1,032.5 Asco II Asco-Tarragona N 1 1,027.2 85.0 873.0 Vandellos II Vandellos-Tarragona N 1 1,087.1 72.0 782.7 Garona* St(a)M(a)Garona-Burgos N 1 466.0 50.0 233.0 Almaraz I Almaraz-Caceres N 1 981.6 36.0 353.4 Almaraz II Almaraz-Caceres N 1 987.9 36.0 355.7 Trillo* Trillo-Guadalajara N 1 1,067.5 1.0 10.7 TOTAL NUCLEAR** 7 6,649.8 3,397.3** HYDROELECTRIC CONVENTIONAL HYDROELECTRIC U, de Prod, Hidr, Noroeste H 31 727.6 100.0 727.6 U, de Prod, Hidr, Ebro-Pirineos U, Territorial Pont de Suert H 51 709.2 100.0 709.2 U, Territorial Zaragoza H 64 586.0 100.0 586.0 U, Territorial Lleida H 64 1,246.3 100.0 1,246.3 U, de Prod, Hidr, Sur U, Territorial Córdoba H 48 391.1 100.0 391.1 U, Territorial Antequera H 52 292.4 100.0 292.4 Pumping plants Moralets H 3 221.4 100.0 221.4 Sallente y Montamara H 6 534.0 100.0 534.0 Ip y Urdiceto H 3 84.0 100.0 84.0 Tajo Encantada y Guillena H 7 570.0 100.0 570.0 TOTAL HYDROELECTRIC* 5,362.0 5,362.0 TOTAL MAINLAND 20,989.7 17,493.7

endesa06

	Location	Type of Fuel	No. of Groups	Installed capacity (MW)	% ENDESA	Capacity corresponding to ENDESA (MW)
ON MAINLAND SYSTEMS						
BALEARIC ISLANDS						
Coal						
Alcudia	Majorca	IC	4	510.0	100.0	510.0
Fuel-Gas						
Alcudia	Majorca	G	2	75.0	100.0	75.0
Son Reus	Majorca	G	11	612.0	100.0	612.0
Mahon	Menorca	F-G	6	168.0	100.0	168.0
Ibiza	Ibiza	F-G	18	238.0	100.0	238.0
Formentera	Formentera	G	1	14.0	100.0	14.0
Ca's Tresorer	Mallorca	G	2	150.0	100.0	150.0
TOTAL BALEARIC ISLANDS				**1,767.0**		**1,767.0**
CANARY ISLANDS						
Fuel-Gas						
Jinamar	Gran Canaria	F-G	13	415.6	100.0	415.6
Barranco de Tirajana	Gran Canaria	F-G	9	612.1	100.0	612.1
Candelaria	Tenerife	F-G	10	288.2	100.0	288.2
Guia de Isora	Tenerife	G	1	48.6	100.0	48.6
Granadilla	Tenerife	F-G	9	513.6	100.0	513.6
Arona	Tenerife	F-G	2	48.6	100.0	48.6
Punta Grande	Lanzarote	D-G	12	212.5	100.0	212.5
Las Salinas	Fuerteventura	D-G	12	186.6	100.0	186.6
El Palmar	La Gomera	D	10	22.8	100.0	22.8
Llanos Blancos	El Hierro	D	9	12.7	100.0	12.7
Los Guinchos	La Palma	D-G	11	107.7	100.0	107.7
Hydroelectric	La Palma	H	1	0.8	100.0	0.8
TOTAL CANARY ISLANDS				**2,469.8**		**2,469.8**
CEUTA Y MELILLA						
Ceuta	Ceuta	F-D	7	58.5	100.0	58.5
Melilla	Melilla	F-G	7	60.1	100.0	60.1
TOTAL CEUTA Y MELILLA				**118.6**		**118.6**
TOTAL MAINLAND AND NON MAINLAND				**4,355.5**		**4,355.5**
TOTAL ENDESA PLANTS IN SPAIN				**25,345.1**		**21,849.2**

* Garoña and Trillo plants capacity are not consolidated under IFRS.

** Does not include ENDESA's capacity from Garoña and Trillo plants, as these (*) are not consolidated under IFRS.

Fuel:

H-A (hard coal-anthracite), BH (brown lignite), BL (black lignite) IC (imported coal).
F (fuel oil), G (gasoil), NG (natural gas), CCGT (combined cycle gas turbine), D (diesel), N (nuclear), H (hydroelectric)

ENDESA'S GENERATION FACILITIES IN PORTUGAL AT 31 DECEMBER 2006

ENDESA operates in the Portuguese generation market through its stake in the following companies:

- **38.9% of Tejo Energia,** ownder of the 600 MW Pego coal-fired power station.
- **50% of Sociedade Termica Portuguesa,** owner of 53.6 MW of CCGT plants and 5.0 MW of wind farms.
- **100% of Finerge,** owner of 127 MW of renewable energy and CCGT capacity.

Operations Review | 189

APPENDICES



ENDESA'S GENERATION FACILITIES IN EUROPE AND NORTH AFRICA

(Does not include Spain & Portugal)

Power Station	Country	Type	Installed capacity at 31/12/2006 (MW)
Tavazzano	Italy	Thermal	1,840
Monfalcone	Italy	Thermal	976
Núcleo de Terni	Italy	Hydroelectric	530
Ostiglia	Italy	Thermal	1,530
Fiume Santo	Italy	Thermal	1,040
Núcleo de Cotronei	Italy	Hydroelectric	369
Trapani	Italy	Thermal	170
Núcleo de Catanzaro	Italy	Hydroelectric	115
Parco Eólico de Florinas	Italy	Wind	20
Parco Eólico de Vizzini	Italy	Wind	24
Parco Eólico de Iardino	Italy	Wind	14
Centro Energia Teverola	Italy	Thermal	170
Centro Energia Ferrara	Italy	Thermal	170
Emile Huchet 4	France	Thermal	125
Emile Huchet 5	France	Thermal	343
Emile Huchet 6	France	Thermal	618
Hornaing 3	France	Thermal	253
Provence 5 (Gardanne)	France	Thermal	618
Lucy 3	France	Thermal	270
Soprolif (Gardanne)	France	Thermal	250
Bialystock*	Poland	Cogeneration	330
Altek*	Turkey	Hydroelectric	40
Altek*	Turkey	CCGT	80
Tahaddart	Morocco	CCGT	384

* As a result of ENDESA's holding in Snet

190 | Annual Report 2006

Operations Review 191 endesa06

APPENDICES

ENDESA'S GENERATION FACILITIES IN LATIN AMERICA

	Country	Installed Capacity 31/12/06 (MW)	Hydro	Fuel / Gas	Coal	CCGT	% Economic Share ENDESA	Capacity corresponding to ENDESA (MW)
Los Molles	Chile	18.0	18.0				36.36	6.5
Rapel	Chile	377.0	377.0				36.36	137.1
Sauzal	Chile	76.8	76.8				36.36	27.9
Sauzalito	Chile	12.0	12.0				36.36	4.4
Cipreses	Chile	106.0	106.0				36.36	38.5
Isla	Chile	68.0	68.0				36.36	24.7
Pehuenche	Chile	566.0	566.0				33.69	190.7
Curillinque	Chile	89.0	89.0				33.69	30.0
Loma Alta	Chile	40.0	40.0				33.69	13.5
Abanico	Chile	136.0	136.0				36.36	49.4
El Toro	Chile	450.0	450.0				36.36	163.6
Antuco	Chile	320.0	320.0				36.36	116.4
Pangue	Chile	467.0	467.0				39.55	184.7
Ralco	Chile	690.0	690.0				36.36	250.9
Tarapacá tg	Chile	24.0		24.0			36.36	8.7
Tarapacá coal	Chile	158.0			158.0		36.36	57.4
Atacama	Chile	780.6				780.6	18.22	142.2
Tal Tal	Chile	244.9		244.9			36.36	89.0
Diego De Almagro	Chile	46.8		46.8			36.36	17.0
Huasco (gas turbine)	Chile	64.2		64.2			36.36	23.4
Huasco (steam turbine)	Chile	16.0			16.0		36.36	5.8
San Isidro	Chile	379.0				379.0	36.36	137.8
Bocamina	Chile	128.0			128.0		36.36	46.5
Total Chile		**4,476.7**	**3,415.8**	**379.9**	**302.0**	**379.0**	**-**	**1,766.3**
Costanera (steam)	Argentina	1138.1		1138.1			23.37	266.0
Costanera (combined cycle)	Argentina	859.0				859.0	23.37	200.7
CBA	Argentina	321.6				321.6	23.37	75.2
Dock Sud (combined cycle)	Argentina	797.5				797.5	39.99	318.9
Dock Sud (open cycle)	Argentina	72.0		72.0			39.99	28.8
El Chocón	Argentina	1,200.0	1,200.0				17.25	207.0
Arroyito	Argentina	120.0	120.0				17.25	20.7
Total Argentina		**4,508.2**	**1,320.0**	**1,210.1**	**-**	**1,978.1**	**-**	**1,117.29**

192 | Annual Report 2006

endesa06

	Country	Installed Capacity 31/12/06 (MW)	Hydro	Fuel / Gas	Coal	CCGT	% Economic Share ENDESA	Capacity corresponding to ENDESA (MW)
Cachoeira Dourada	Brazil	658.0	658.0				60.95	401.1
Fortaleza	Brazil	321.6				321.6	61.19	196.8
Total Brazil		**979.6**	**658.0**	**-**	**-**	**321.6**	**-**	**597.8**
El Guavio	Colombia	1163.0	1163.0				36.75	427.4
Charquito-Limonar-Tinta-Tequendama	Colombia	76.6	76.6				36.75	28.2
La Junca	Colombia	19.5	19.5				36.75	7.2
Cadena Paqua (Guaca y Paraiso)	Colombia	601.2	601.2				36.75	220.9
Termozipa	Colombia	235.5			235.5		36.75	86.5
Betania	Colombia	540.9	540.9				36.36	196.7
Cartagena	Colombia	142.0		142.0			36.75	
Total Colombia		**2,778.7**	**2,401.2**	**142.0**	**235.5**	**-**	**256.86**	**966.9**
Ventanilla	Peru	457.0		457.0			17.64	80.6
Piura (Malacas)	Peru	146.0		146.0			48	70.1
Huinco	Peru	247.3	247.3				17.64	43.6
Matucana	Peru	128.6	128.6				17.64	22.7
Callahuanca	Peru	75.1	75.1				17.64	13.2
Moyopampa	Peru	64.7	64.7				17.64	11.4
Huampani	Peru	30.2	30.2				17.64	5.3
Santa Rosa	Peru	229.1		229.1			17.64	40.4
Yanango	Peru	42.6	42.6				17.64	7.5
Chimay	Peru	150.9	150.9				17.64	26.6
Edelnor	Peru	2.3	2.3				38.32	0.9
Total Peru		**1,573.8**	**741.7**	**832.1**	**-**		**-**	**322.4**
		14,317.0	**8,536.7**	**2,564.2**	**537.5**	**2,678.6**	**-**	**4,770.73**

Atacama's capacity not included (not consolidated in the Group).

Operations Review | 193

APPENDICES

SIGNIFICANT EVENTS IN 2006 AND THE FIRST QUARTER OF 2007

2006

19 January

ENDESA begins the purchase in China of greenhouse gas emission rights as part of the Clean Development Mechanism (CDM) in the framework of compliance with Kyoto Protocol commitments.

26 January

The mine at Andorra (Teruel) receives UNE-EN ISO 14001:2004 environmental standard certification, making it the first open-pit mine in Spain to obtain this certification.

2 February

The Fiume Santo (Sardinia) station, owned by Endesa Italy, receives EMAS environmental certification.

6 February

ENDESA joins the Europe-wide CO_2 emission rights trading platform ECX, comprised of 59 companies.

7 February

France's Snet signs a contract with Auchan (Alcampo) to cover the company's electricity needs in the deregulated market in France.

10 February

ENDESA acquires the coal-fired station Termocartagena (142 MW), in Cartagena de Indias (Colombia).

17 February

ENDESA and the Government of Catalonia sign an agreement to foster R&D and technical training activities.

21 February

German company E.ON launches a takeover bid for 100% of ENDESA.

25 February

ENDESA holds its Ordinary General Shareholders' Meeting. The payment of a dividend of Euro 2.514 billion is approved, the highest in the Company's history.

15 March

The first natural gas tanker from Algeria unloads at the Sagunto regasification plant, in which ENDESA holds a stake.

17 March

ENDESA purchases 100 percent of the Chile-based, Santa Marta Consortium's greenhouse gas emission rights.

22 March

Snet signs a supply contract with the French National Railway Company, the country's third largest electricity consumer.

24 March

ENDESA receives final authorisation to build and bring on stream the re-gasification terminal at Livorno (Italy).

4 April

ENDESA puts Euro 1,000 million of real estate assets up for sale through Bolonia Real Estate.

5 April

The Cristóbal Colón combined-cycle plant (capacity 400 MW), in Huelva, connects for the first time to the national grid.

10 May

ENDESA signs an agreement with Energía Cerámica, S.A. to supply gas to the ceramic tile industry in Castellón.

194 | Annual Report 2006

APPENDICESSIGNIFICANT EVENTS IN 2006AND THE FIRST QUARTER OF 2007 11 May ENDESA completes the sale of 49% of the Portuguese company, NQF Gas for Euro 59 million, generating a capital gain after taxes of Euro 21 million. 18 May ENDESA awards Abengoa and Techint contracts for the construction of the Siepac network (Central America) for $223 million. 22 May ENDESA signs a contract to buy natural gas from Algerian company Sonatrach, importing it through the MedGaz pipeline. 31 May Fitch raises its ratings on Endesa Chile and Enersis from BBB- to BBB. 5 June ENDESA signs a “Club Deal” loan operation for 2,700 million euros. 15 June ENDESA begins selling electricity on the Italian retail market, which has 5 million potential clients. 23 June ENDESA receives the first dividend from the company Energie Electrique de Tahaddart. 29 June ENDESA and DS2 announce the signing of an agreement to jointly develop the technology Power Line Communications (PLC) on electricity networks. 6 July The International Finance Corporation (IFC), a World Bank affiliate, takes a 2.7% stake in the holding company, Endesa Brazil. 25 July ENDESA signs a deal with Grupo Neinver to sell its real estate assets in the “Sector Levante” of Palma de Mallorca for Euro 240 million. 28 July ENDESA buys the Iardino wind farm (14 MW) in Italy from Gamesa. This is the first wind farm ENDESA has acquired from Gamesa following an agreement signed by both companies. 17 August The merger between Edegel and Etevensa (Perú) is completed. 25 August ENDESA receives approval to build two combined cycle plants in France, with a total capacity of 800 MW. 30 August Endesa Chile and electricity company Colbún, of the Matte group, sign an agreement to jointly develop the Aysén hydroelectric project in Chile. 6 September ENDESA is rated as the leading electricity utility in sustainable development in Europe and the world as a whole, by both the Dow Jones Sustainability World Index and the Dow Jones Sustainability Stoxx Index. 13 September ENDESA acquires 58.35 per cent of Centro Energia Teverola and Centro Energia Ferrara, each of which owns a combined cycle plant with capacity of 150 MW. 26 September Acciona buys 10 percent of ENDESA. ENDESA’s first wind farm in Sicily opens. The site contains 28 wind turbines with total capacity of 23.8 MW. 6 October ENDESA signs an agreement for the purchase of 100 percent of the Montecute wind farm (42 MW), in the Italian region of Basilicata, which is expected to start operating in March 2007. 26 October IR Magazine names ENDESA the most-improved company in investor relations among the 250 companies in the FT Global 250 index. Operations Review 195 endesa06

2007 10 January Acciona informs the CNMV that it has increased its total direct and indirect stake in ENDESA to 21.03 percent. 11 January ENDESA signs an agreement with the authorities of the Italian region of Sardinia for the joint development of energy projects. 26 January The acceptance period begins for E.ON’s bid for 100% of ENDESA shares. 30 January Ergosud, S.p.A, a company jointly-owned (50-50) by Endesa Europa and ASM Brescia, signs a financing agreement for construction of the combined-cycle station at Scandale (Calabria) for a maximum of Euros 500 million and a term of 15 years. 31 October The Eólicas de Portugal consortium, in which ENDESA holds a 30% stake, is awarded the tender to build and operate 1,200 MW in wind capacity in Portugal. 31 October Presentation of Endesa Polska, ENDESA’s business platform in Poland. ENDESA announces a project to build a wind farm with installed capacity of 10 MW in Ambón in Brittany (France). 9 November The second Etevensa combined-cycle station is opened in Peru. Total capacity of both combined cycles rises to 492 MW. Construction is 70% complete on the San Isidro II combinedcycle power station (377 MW) and the Palmucho hydroelectric plant (32 MW), both in Chile. 16 November The National Securities Market Commission (CNMV) authorises the E.ON takeover bid for 100% of ENDESA. 24 November ENDESA agrees to purchase two new wind farms in Italy as part of its agreement with Gamesa: Poggi Alti (20MW), in Tuscany, and Marco Aurelio Severino (44 MW), in Calabria. These are slated to come on stream in 2007. 29 November The Company signs an agreement with Isofotón to supply photovoltaic panels for the Company’s planned 100 MW solar installations. The deal also includes joint construction of a polysilicate manufacturing plant in Andalusia. 11 December ENDESA is named Power Company of the Year at the Eighth Annual Platts Global Energy Awards in the US. Presentation in Paris of Endesa France, SNET’s new brand name. 13 December ENDESA and Hunosa sign an agreement to construct a combined-cycle plant with capacity of 400 MW in Mieres (Asturias). 14 December The boards of Emgesa and Betania approve the merger of the two companies, though final approval is required at their shareholder meetings. Moody’s upgrades its ratings of Enersis and Endesa Chile from Ba1 to Baa3, with a stable outlook. In the same month Standard & Poor’s had moved its rating to BBB-, under review for a possible upgrade and in May Fitch raised its rating to BBB with a stable outlook. Therefore, both companies have now regained Investment Grade status at the three rating agencies. 28 December A Presidential Decree is published allowing a tariff change for Edesur in Argentina. 196 Annual Report 2006 APPENDICES

31 January ENDESA buys two new wind farms in Italy as part of its agreement with Gamesa: Piano di Corda (64 MW) and Serra Pelata (58 MW), both in Calabria, which are expected to start operating in June 2008. 1 February Gas Natural drops its takeover bid for 100 percent of ENDESA. 5 February The tariff framework is applied, implementing the tariff increase at Edesur in Argentina. 19 February ENDESA and Elecnor create the company Consorcio Eólico Marino Cabo de Trafalgar, with each holding a 50 percent stake, for the joint development of marine wind farms in Spain. 20 February ENDESA signs the Joint Declaration by the Global Round Table on Climate Change, along with 90 companies and organisations worldwide. Ratings agency Fitch upgrades its local credit risk rating for Argentine company Edesur from BBB to A-. 21 February Snet signs a turnkey contract to build the Cernon wind farm, with capacity of 17.5 MW. 27 February Enel buys 9.993% of ENDESA. ENDESA exercises its pre-emptive right to buy 5.5% of Costanera (Argentina). 8 March ENDESA exercises its pre-emptive right to buy 17.2% of Chocón (Argentina). 12 March Enel hereby states that the number of ENDESA shares it holds through equity swap contrates account for 14.98% of the Company’s capital, putting its total direct and indirect stake at 24.973%. 14 March Snet starts up its first wind farm at the Lehaucourt plant. 28 March Endesa Europe signs a strategic alliance with Mytilineos Holding, S.A., to work together on the Greek market through a joint venture in which the former will have a stake of 50.01%. 10 April The E.ON bid is unsuccessful as it obtained support from only 6.01% of shareholders and the bidder did not waive the condition that its offer be accepted by at least 50.01% of ENDESA’s capital. 11 April Enel and Acciona file with the CNMV for authorisation to launch a joint bid for 100% of ENDESA’s capital. The Bialystock plant in Poland pays its first dividend. 12 April ENDESA and Iberdrola agree to carry out five joint power auctions on the wholesale market. 19 April ENDESA obtains environmental management certificates under ISO 14001 for all its hydroelectric plants in Spain. Operations Review 197 endesa06

198 Annual Report 2006 APPENDICES1944 ENDESA is created on 18 November. 1945/1957 The Compostilla I thermal plant in Ponferrada (León) is built and comes on stream. 1961/1972 The first three units of the Compostilla II thermal plant in Ponferrada (León) are built and begin production. 1964 The hydroelectric plant at Cornatel (León) comes on stream. 1972 Merger with Hidrogalicia. Acquisition of the As Pontes (La Coruña) open pit coal mine and the Andorra underground (Teruel) coal mines from Empresa Nacional Calvo Sotelo. 1972/1979 The As Pontes (La Coruña) thermal plant is built and comes on stream. 1976/1980 The Andorra (Teruel) thermal plant is built and starts production. 1979/1984 The new groups of the Compostilla II thermal plants are built and come on stream. 1980 The Ceuta and Melilla diesel groups come into operation. 1980/1984 The first groups at the Litoral and Carboneras port thermal plants (both in Almería) are built and come on stream. 1981 Mining begins at the Corta Alloza open pit coal mine in Andorra (Teruel). 1983 The ENDESA Group is created following the acquisition of the Spanish National Institute of Industry’s (INI) holdings in Enher, Gesa, Unelco and Encasur. 1985 The Electricity Asset Swap Agreement is signed with other companies in the sector leading to a significant increase in the Company’s installed capacity. 1986 The Ascó II (Tarragona) nuclear power station starts production. Mining begins at the Corta Barrabasa mine in Andorra (Teruel). 1987 The Vandellós II nuclear power plant is connected to the national grid. 1988 Initial Public Offering of ENDESA shares, which reduces the INI’s holding to 75.6%. ENDESA’s shares are traded for the first time on the New York Stock Exchange. 1990 Completion of the Escatrón thermal plant (Teruel). ENDESA SINCE ITS CREATIÓN

Operations Review 199 endesa061991 Acquisition of 87.6% of Electra de Viesgo, 40% of Fecsa, 33.5% of Sevillana and 24.9% of Saltos del Nansa. 1992 Acquisition of 61.9% of Carboex. ENDESA increases its holdings in Fecsa and Nansa to 44.9% and 37.5% respectively. Elcogas is incorporated to build the first gasification plant integrated into a CCGT unit in Puertollano. ENDESA acquires its first foreign holdings, acquiring stakes in two Argentine companies. 1993 Acquisition of a 55% stake in Hidroeléctrica de Cataluña. Acquisition of a shareholding in Tejo Energía (Portugal), which owns the Pego thermal plant. 1994 Public Offering of ENDESA shares which sees the INI’s ownership reduced to 66.89%. ENDESA takes a stake in Compañía Peruana de Electricidad y de Distrilima at its incorporation. Acquisition of 11.78% of Sociedad General de Aguas de Barcelona (Agbar). 1995 Endesa takes a 9.7% holding in Edenor, the Argentine electricity distributor, and a 7.2% holding in Airtel, Spain’s second largest mobile operator. Enher acquires 100% of Hidroeléctrica de Cataluña. 1996 Endesa increases its stake in Fecsa to 75%. Increases its stake in Sevillana to 75%. Signs the Protocol for the new Spanish Electricity System Regulation. 1997 4x1-split of ENDESA’s shares, with the par value established at Ptas 200 (€1.20). A consortium in which ENDESA participates is awarded the second telephony operating licence (Retevisión). Public Offering for an additional 25% of ENDESA. ENDESA acquires 31.9% of the Latin American group Enersis. 1998 Public Offering of an additional 33% of ENDESA’s shares. ENDESA’s Corporate Bylaws are amended and a new Board of Directors appointed. ENDESA makes a capital reduction of 8.19%. 1999 ENDESA completes its corporate consolidation process by incorporating minority shareholders from its Spanish electricity subsidiaries into the shareholder structure of ENDESA, S.A. The merger is approved at the respective General Shareholders’ Meetings on 27 April. ENDESA acquires an additional 32% of Enersis and becomes the controlling shareholder. ENDESA sells its stake in Airtel. 2000 The telecommunications holding Auna is set up in which ENDESA holds an initial 27.8% stake. ENDESA acquires Smartcom, a mobile telephony company in Chile.

200 Annual Report 2006 APPENDICES ENDESA shares are traded for the first time on the Santiago de Chile Off-Shore Stock Exchange. 2001 ENDESA agrees to sell its stake in Argentine distributor, Edenor. ENDESA acquires 30% of French electricity generator, Snet. A consortium led by ENDESA, and in which it holds a 45% stake, is awarded the Italian generation company Elettrogen (now Endesa Italia). Viesgo’s generation and distribution assets are awarded to the Italian company, Enel, in a controlled tender. 2002 ENDESA acquires an additional 5.7% of Endesa Italia, increasing its stake to 51%. ENDESA is included in the Dow Jones Sustainability World Index (DJSI). ENDESA’s first CCGT power plants come on stream: Besós, San Roque and Son Reus. The company captures its first customers in Germany and Belgium and creates Sodesa, a 50/50 joint venture with the Portuguese group Sonae, to sell energy in Portugal. ENDESA’s Customer Ombudsman’s Office commences its activities. 2003 Repowering of Endesa Italia’s thermal plants. ENDESA brings on stream the San Reus II (Balearic Islands) and Gran Canaria (Tenerife) CCGT plants; converts its Ostiglia (Italy) plant to the CCGT, and converts units 3 and 4 of its Fiume Santo (Italy) plant to coal. ENDESA sells its electricity transmission network to Red Eléctrica de España, S.A. ENDESA sells its 3.01% stake in Repsol YPF, 7% of Red Eléctrica de España, S.A and 100% of Made, a company that manufactures wind generators and solar panels. ENDESA and ASM Brescia present Ergon Energia, a new 50% joint venture to to sell electricity in Italy. ENDESA’s Board of Directors modifies its Regulations and approves the Internal Regulation on Conduct in the Securities Market. ENDESA relocates the registered offices of Endesa Generación to Seville and Endesa Red to Barcelona. The Fortaleza power plant in Brazil comes on stream. 2004 ENDESA increases its stake in Endesa Italia to 85%. ENDESA increases its stake in French generator, Snet, to 65% and assumes the management of the company. Group 5 of the Tavazzano (Italy) plant is converted to CCGT with 800 MW installed capacity. Signs agreement with ASM Brescia to acquire 50% of Ergosud, a company created to develop an 800 MW cogeneration project in Scandale (Calabria). Agreements are signed to acquire 91 MW of wind power plant in Sicily, and to incorporate over a period of three years, 200 MW of wind power capacity into Endesa Italia’s generation assets. The Ralco hydro plant in Chile comes on stream with 690 MW of installed capacity. Construction begins in Ventanilla, Peru, of the country’s first CCGT plant, owned by Etevensa. The 400 MW Tahaddart plant in Morocco, the country’s first CCGT plant, in which ENDESA owns 32%, is synchronised to the grid. ENDESA sells its 11.64% stake in Aguas de Barcelona, as well as its Netco Redes shareholding and its subsidiaries Senda Ambiental and Enditel.

Operations Review 201 endesa06 ENDESA becomes the first Spanish company to submit a Clean Development Mechanism project to the Spanish Office for Climate Change in accordance with the flexibility mechanisms created under the Kyoto Protocol: Repowering of the Callahuanca hydro plant in Peru. 2005 ENDESA sells its holding in Moroccan company, Lydec. ENDESA sells 5.33% of Endesa Italia to ASM Brescia, lowering its stake in the company to 80%. ENDESA signs an agreement with Italian company, Merloni, to sell electricity to the retail market. Production begins at the first unit of the As Pontes power plant to be converted to imported coal with installed capacity of 350 MW. ENDESA joins Nordpool, the most active trading market for emissions rights in Europe. Endesa Chile acquires 25% of the San Isidro (Chile) power plant, giving it 100% ownership. Gas Natural launches a hostile takeover bid for 100% of ENDESA’s capital. Inauguration of the Gran Canaria CCGT power plant. ENDESA receives the first LNG shipment from Qatar under the terms of a long-term agreement signed with Qatari company, Rasgas. ENDESA joins Green Fuel to promote biodiesel power production in Spain. Official opening of the Son Reus II CCGT power plant in Mallorca. ENDESA creates Endesa Brasil, a holding company for all its Brazilian operating assets. Signing of a Definitive Agreement with the Argentine Energy Secretary to manage and operate projects to restructure the Wholesale Electricity Market (WEM). ENDESA sells France Telecom a 27.7% stake in the telecommunications group Auna. ENDESA sells its 40% stake in Cepm, the Dominican Republic based generation company. ENDESA agrees with Deutsche Bank the sale of its remaining 5.01% stake in Auna.

PUBLISHED BY DIRECCIÓN CORPORATIVA DE COMUNICACIÓN DESIGN BY DIRECCIÓN CORPORATIVA DE COMUNICACIÓN / ARTEMPUS PHOTOGRAPHS ENDESA FILES LAY OUT AND SEPARATION CROMOTEX PRINTED BY T.F. ARTES GRÁFICAS LEGAL DEPOSIT M-21551-2007

R I B E R A D E L L O I R A 6 0 2 8 0 4 2 M A D R I D | T E L 9 1 2 1 3 1 0 0 0 | w w w . e n d e s a . e s

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: July 26, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations